Form 20-F
period 2024-12-31
Founder Group Ltd
filed 2025-04-25
CIK 1989930

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-42379

Founder Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No.17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,

Selangor Darul Ehsan, Malaysia

(Address of principal executive offices)

Lee Seng Chi, Chief Executive Officer

Telephone: +60 3-3358 5638

Email: ericlee@founderenergy.com.my

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	FGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 17,665,289 ordinary shares, no par value, were issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large-accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the BVI Business Companies Act, 2020 (Revised Edition);

●	“C&I” are to Commercial and Industrial;

●	“EPCC” are to engineering, procurement, construction and commissioning;

●	“Founder Assets” are to Founder Assets Sdn. Bhd., a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of Founder Energy (Malaysia) (defined below) with registration number 202201035065 (1480762-M);

●	“Founder Assets (Thailand)” are to Founder Assets (Thailand) Company Limited, a private company limited by shares incorporated and registered under the laws of Thailand, which is a 99.99%-owned subsidiary of Founder Group (defined below) with registration number 0105568010250;

●	“Founder Energy (Malaysia)” are to Founder Energy Sdn. Bhd., a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of Founder Group (defined below) with registration number 202101013707 (1414006-X);

●	“Founder Energy (Singapore)” are to Founder Energy (Singapore) Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Founder Energy (Malaysia);

●	“Founder Group” are to Founder Group Limited, a BVI business company limited by shares incorporated and registered under the laws of the BVI with company number 2124362;

●	“Founder Solar Solution” are to Founder Solar Solution Sdn. Bhd., a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of Founder Energy (Malaysia) with registration number 202501005545 (1606959-T);

●	“Insolvency Act” are to the BVI Insolvency Act, 2020 (Revised Edition);

●	“M&A” are to the Memorandum and Articles of Association of Founder Group (as amended and/or amended and restated (as applicable) from time to time);

●	“MYR” or “RM” are to the Malaysian ringgit, the legal currency of Malaysia;

●	“MWac” are to megawatt of alternating current, a unit of electrical power measurement that represents the capacity of a power generation facility to produce electricity at a given moment;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to ordinary shares of Founder Group, no par value;

●	“PV” are to photovoltaic;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“U.S. dollars”, “$”, “USD” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Founder Group and its subsidiaries on a consolidated basis.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Malaysian Ringgit (MYR) to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Malaysian Ringgit (MYR) into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year – MYR	MYR4.4755 to $1.00	MYR4.5915 to $1.00	MYR4.4130 to $1.00
Average rate for the year – MYR	MYR4.5712 to $1.00	MYR4.5653 to $1.00	MYR3.2740 to $1.00

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We commenced operations through our subsidiary Founder Energy (Malaysia) in April 2021 and have a limited operating history. Members of our management team have been working together only for a short period of time and may still be in the process of exploring approaches to running our Company and reaching consensus among themselves, which may affect the efficiency and results of our operation. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in the same or a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

●	our ability to maintain, expand, and further develop our relationships with our clients to meet their increasing demand;

●	the continued growth and development of the solar energy industry;

●	our ability to keep up with the technological developments or new business models of the rapidly evolving solar energy industry;

●	our ability to attract and retain qualified and skilled employees;

●	our ability to effectively manage our growth; and

●	our ability to compete effectively with our competitors in the solar energy industry.

We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition, and future prospects.

Our business is project based and we may not be able to continuously secure large-scale solar projects to support our high growth in revenue and profit.

For the fiscal years ended December 31, 2022, 2023, and 2024, our revenue generated from large-scale solar projects services was RM51,761,466, RM131,988,574 (approximately US$28,746,286), and RM68,864,991 (approximately US$15,387,105), respectively, accounting for 82%, 89%, and 76% of our total revenue, respectively. For the fiscal years ended December 31, 2022, 2023, and 2024, our total revenue was RM63,509,466, RM148,053,973 (approximately US$32,245,230), and RM90,344,588 (approximately US$20,186,479), respectively, representing a growth rate of 133% from fiscal year 2022 to fiscal year 2023, and a negative growth rate of 39% from fiscal year 2023 to fiscal year 2024. For the same fiscal years, our net income was RM3,943,506, RM7,147,068 (approximately US$1,556,586), and net loss of RM5,150,005 (approximately US$1,150,711), respectively, representing a growth rate of 81% from fiscal year 2022 to fiscal year 2023, and a negative growth rate of 172% from fiscal year 2023 to fiscal year 2024. The nature of our EPCC services is project based. The project-based nature of our business brings with it a risk of not being able to consistently secure large-scale solar projects, which could impact our ability to support revenue and profit growth. Large-scale solar projects typically have lengthy development cycles, averaging between 13 to 19 months, which introduces uncertainty into our project pipeline and financial projections.

The extended duration of large-scale solar projects poses several challenges. The lengthy development phase increases the time between securing a project and generating revenue from it. This time gap can strain cash flow and working capital, potentially affecting our ability to meet financial obligations and invest in future projects. The prolonged timeline also increases exposure to market fluctuations, regulatory changes, and other external factors that may impact project viability and profitability. In addition, the process of securing large-scale solar projects is typically competitive and subject to various factors beyond our control, such as government policies, incentives, and market dynamics. If we experience delays or face challenges in securing large-scale projects, it may materially and adversely affect our business, results of operations, financial condition, and future prospects.

If our subsidiary Founder Energy (Malaysia) fails to comply with the Construction Industry Development Board Malaysia Act 1994 (“CIDBA 1994”), its business operations could be materially and adversely affected.

The CIDBA 1994 regulates the establishment of Malaysian Construction Industry Development Board (“CIDB”) and provides for its function in relation to the construction industry and all matters connected therewith throughout Malaysia. Under CIDBA 1994, contractors are mandated to register with CIDB and possess a valid certificate of registration to undertake construction works. Additionally, Section 34(1) of the CIDBA 1994 requires contractors to declare and submit awarded construction contracts to CIDB.

As of the date of this annual report, our subsidiary, Founder Energy (Malaysia) holds a valid Grade G7 certificate of registration issued under CIDBA 1994. However, Founder Energy (Malaysia) breached Section 34(1) of the CIDBA 1994 by failing to declare and submit 31 contracts to CIDB. Among these contracts, 12 were awarded to Founder Energy (Malaysia) as the main contractor, with six contracts exceeding RM500,000 in value, while the remaining 19 were awarded to Founder Energy (Malaysia) as a sub-contractor. Founder Energy (Malaysia) potentially faces a fine of up to RM1,550,000.

As a result of the breach, Founder Energy (Malaysia) may be subject to fines or penalties or its certificate of registration may be subject to suspension or revocation, which could result in a material adverse impact on our operations. Although Founder Energy (Malaysia) has rectified this non-compliance by promptly declaring and submitting these contracts with CIDB, Founder Energy (Malaysia) is still subject to risk of fines and/or regulatory actions from the CIDB. As of the date of this annual report, Founder Energy (Malaysia) has not been fined or issued with any notice of non-compliance from CIDB or any other relevant authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Our EPCC Services in Malaysia—Construction Industry Development Board Malaysia Act 1994.”

If our subsidiary Founder Assets fails to secure approval from the Energy Commission of Malaysia, its business operations could be materially and adversely affected.

In February 2023, our subsidiary, Founder Assets, entered into a deed of novation with two Malaysian entities, party A and party B, and maintain a solar PV system, while party B agrees to purchase power generated from the system for a 20-year term. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Expand Our Investment in Renewable Energy Assets, Such as Solar PV Systems.” To carry out this project, Founder Assets successfully applied for and were granted a License for Public Installation by the Energy Commission of Malaysia. This license authorizes the use, operation, and maintenance of a solar PV system for the supply of electricity to party B under the PPA. However, this license imposes restrictions on changes in shareholders and the shareholding structure of Founder Assets. As of the date of this annual report, the project has been fully completed and is operating in compliance with all applicable laws; and Founder Assets is actively in the process of seeking written approval from the Energy Commission of Malaysia concerning changes in shareholding structure resulting from Founder Group’s initial public offering (the “IPO”). Even though failure to secure such approval will not materially affect our financial conditions, we may face the risk of having our License for Public Installation suspended or revoked by the Energy Commission of Malaysia., leading to adverse effects on Founder Assets’ business operations. However, as of the date of this annual report, we have confirmed that we have not received any notice of suspension or revocation that would render the license invalid.

We face risks associated with concentration of revenue from a few large clients. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

In fiscal year 2024, we derived a significant portion of our revenue from two customers, JS Solar Sdn. Bhd. and Samaiden Sdn. Bhd., which contributed 23.25% and 11.55% of our total revenue, respectively. In fiscal year 2023, we derived a significant portion of our revenue from three customers, Atlantic Blue Sdn Bhd., Samaiden Sdn Bhd. and Customer S, which contributed 29.87%, 15.60%, and 10.60% of our total revenue, respectively. Similarly, in fiscal year 2022, we derived a significant portion of our revenue from two customers, Atlantic Blue Sdn. Bhd. and Savelite Engineering Sdn. Bhd., which contributed 39.67% and 10.79% of our total revenue, respectively.

We are not dependent on the above-mentioned customers for our business continuity as our contracts with them are on project basis and we have been able to secure projects from different customers over the last three fiscal years. As of the date of this annual report, we have three on-going large-scale solar projects and five on-going C&I projects. See “Item 4. Information on the Company—B. Business Overview—Our Solar Projects.” However, the substantial contribution of revenue from specific customers indicates that our financial performance is heavily reliant on their project requirements and timelines. If there are delays, cancellations, or reduced project activity from these customers, our revenue stream could be significantly impacted.

We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

In fiscal years 2022, 2023, and 2024, a significant portion of our purchase was from Xiamen Solar First Energy Technology Co. Ltd., representing 47.11%, 29.72%, and 14.88% of our total purchase in fiscal years 2022, 2023, and 2024, respectively. In June 2021, by way of a deed of novation, we entered into a distributorship agreement with Xiamen Solar First Energy Technology Co. Ltd. and became its exclusive distributor of solar mounting systems in Malaysia. The distributorship agreement was effective until January 1, 2025. We did not renew the distributorship agreement; however we are still able to make purchases from Xiamen Solar First Energy Technology Co. Ltd., on an as needed basis. If Xiamen Solar First Energy Technology Co. Ltd. would cease allowing us to make purchases, it would materially and adversely affect our results of operations and we may not be able to find a different supplier on commercially reasonable terms or on a timely basis. As of the date of this annual report, all of the solar mounting systems that we sourced have been purchased from Xiamen Solar First Energy Technology Co. Ltd. and its affiliate Solar First Energy Technology Co. Ltd. For other types of equipment and materials, we source and purchase from third-party suppliers on the market.

Due to the concentration of our purchases in a few suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our growing business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or on a timely basis.

We depend on our subcontractors to perform part of our services.

We depend on our subcontractors to perform the physical construction and installation works, including civil works, building works, mechanical works and electrical works. Subcontractors’ costs accounted for approximately 37.00%, 85.75%, and 53.88% of our total cost of sales in fiscal years 2022, 2023, and 2024, respectively. As such, we are subject to risks associated with non-performance, late performance or poor performance by our subcontractors. If our subcontractors fail to meet customer expectations or deliver subpar works, our reputation in the solar energy industry may be damaged. In addition, in the event that our subcontractors cause damage to property, fail to meet safety standards, or violate regulations, we could potentially be exposed to legal and financial liabilities. While we may attempt to seek damages from the relevant subcontractors, we may, from time to time, be required to compensate our clients prior to receiving the said damages from the relevant contractors. In the event that we are unable to seek damages from the relevant subcontractors or the amount of the claims cannot be recovered in full or at all from the subcontractors, we may be required to bear some or all the costs of the claims, which may in turn adversely affect our profitability and financial performance.

We may face unanticipated increases in project costs.

We estimate our project costs at the time of bidding or negotiating for projects. The contract value is priced based on our cost estimates and project scheduling that are derived from assumptions such as prices of solar PV equipment, which are quoted to us or transacted in USD as well as costs and availability of labor and prices of the relevant machineries and equipment. Our cash flows and profit margin from the projects are therefore dependent upon our ability to accurately estimate these costs and timeline. Such costs and timeline may be affected by a variety of factors, such as depreciation of MYR against USD, slower than anticipated progress, conditions at project sites differing materially from what was anticipated at the time we bid for the contract, higher costs of equipment, material and labor, and delay in material deliveries and project financing closure.

In such events, we may incur cost overruns which will affect our cash flows and financial performance. These variations in costs may cause actual gross profit for a project to differ from those originally estimated. As a result, certain projects could have lower margins than anticipated, or incur losses if actual costs for the projects exceed their estimates.

Our business and financial performance are affected by project execution.

We have to adhere to certain agreed milestone for the completion of our projects. We are subject to the risk of claims and/or penalties pertaining to liquidated damages and pre-set penalties for late completion as stipulated in contracts for large-scale solar projects and C&I solar projects. These penalties, if imposed, may have an adverse effect on our financial performance. Incidents which may affect our project execution include delay in delivery of materials, workplace hazards, damage to equipment and materials, weather conditions and major pandemic outbreaks. As of the date of this annual report, we have not experienced any penalty. Nevertheless, there is no assurance that we would not experience penalties pertaining to delays in completion of projects in the future.

We depend on the retention and procurement of certain approvals, registrations, permits and licenses.

In order to operate our business, we are required to obtain and hold valid approvals, permits and licenses such as registrations with the Sustainable Energy Development Authority (“SEDA”) of Malaysia, Energy Commission of Malaysia (“ST”) and the Malaysia Construction Industry Development Board (“CIDB”). Please see “Item 4. Information on the Company—B. Business Overview—Approvals, Permits and Licenses.” We must comply with the restrictions and conditions imposed by the relevant authorities in order to maintain the validity of such approvals, permits and licenses. Our approvals, permits and licenses may be suspended or cancelled if we fail to comply with the applicable requirements or any conditions of the approvals, permits and licenses. Delay or refusal may also occur when renewing such approvals, permits or licenses upon their expiration. Failure to keep or renew the required approvals, permits or licenses could result in suspension or restriction of our business operations. We will not be able to participate in tenders for contracts or carry out our role as the EPCC contractor, which will adversely affect our business and financial performance.

Furthermore, we also plan to venture into hydropower and biogas plant development projects in Southeast Asia countries. We plan to kickstart these initiatives in the second quarter of 2025. Please see “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Offer EPCC Services to Other Types of Renewable Energy, Such as Hydropower and Biogas”. The implementation of this business plan is subject to us securing the licenses and/or permits in the relevant countries. In the event that we are unable to meet these regulatory requirements, we may not be able to implement this part of our business strategies and plan, which may affect our future business and financial performance.

Our business is subject to inherent risks in the solar energy industry.

Our business is subject to inherent risks within the solar energy industry. The solar energy industry is influenced by various factors, such as government policies, regulations, subsidies, and incentives. Changes in these factors can lead to market uncertainty and affect the demand for solar PV systems. For example, reductions in government incentives or changes in energy policies can impact the profitability of solar projects. In addition, the cost of solar PV components, such as PV modules, inverters, and installation materials, can be subject to volatility. Fluctuations in raw material prices, supply chain disruptions, and changes in manufacturing capacities can impact the overall cost of solar PV systems. These cost fluctuations can affect project economics and profitability. Furthermore, solar PV systems depend on sunlight to generate electricity. Variations in weather patterns, including cloud cover, shading, and seasonal changes, can affect the energy output of solar installations. Locations with less predictable or insufficient sunlight may have lower energy production, potentially impacting the financial viability of solar projects.

The factors discussed above, which include changes to market conditions or situations, may affect the financial attractiveness of solar PV projects, which in turn may adversely affect our business and financial performance.

Technological improvements in power generation may result in more cost efficient and environmentally friendly methods of power generation compared to using solar PV systems.

There are other environmentally friendly methods of power generation besides solar energy, including using various sources of primary energy, such as wind, waves and current, solar thermal energy and geothermal energy. Currently, Malaysia’s renewable energy capacity stands at 25%, approaching the national target of achieving 31% share of renewables in the overall installed capacity mix by 2025.1 This capacity is primarily attributed to solar and hydro energy. However, improvement in technologies for other methods of power generation may make them more competitive compared to using solar PV panels. As such, in the event that other methods of power generation are preferred compared to using solar PV panels, it may negatively affect our business and financial performance.

The industry in which we operate is highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position, financial performance and results of operations.

The solar energy industry in Malaysia is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and a few leading companies. Competition is expected to increase significantly in the future.

Our competitors may operate with different business models, have different cost structures, and may ultimately prove to be more successful or more adaptable to new regulatory, technological, and other developments. They may in the future achieve greater market acceptance and recognition and gain a greater market share. It is also possible that potential competitors may emerge and acquire a significant market share. If existing or potential competitors develop or offer services that provide significant performance, price, creative optimization, or other advantages over those offered by us, our business, results of operations, and financial condition would be negatively affected. Our existing and potential competitors may enjoy competitive advantages over us, such as longer operating history, greater brand recognition, more competitive pricing, and significantly greater financial, technical, and marketing resources.

If we fail to compete successfully, we are at risk of losing clients, which could result in an adverse impact on our financial performance and business prospects. We cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition may result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

1	Malaysian Investment Development Authority (MIDA) (March 20, 2023) “Malaysia Current Renewable Energy Capacity Level is at 25%”, Malaysia

https://www.mida.gov.my/mida-news/malaysias-current-renewable-energy-capacity-level-is-at-25-says-nik-nazmi/#:~:text=Malaysia’s%20current%20renewable%20energy%20(RE,Minister%20Nik%20Nazmi%20Nik%20Ahmad

Our business is subject to risks related to political, social and economic events in Malaysia.

Our business is subject to prevailing political, social and economic conditions in Malaysia. Any adverse developments in the above conditions may harm our financial position and business prospects. The risks include, among others, political instability due to changes in political leadership, economic downturn, risk of war or civil disturbances, declaration of a state emergency, changes in Malaysia government policies, introduction of new regulations, import and export restrictions, duties and tariffs. The occurrence of these events in Malaysia could adversely affect our business sentiment and consumer confidence, leading to reduced business and consumer spending and investment. This, in turn, may cause our existing and prospective customers to delay, reduce, or abandon their plans to engage our services. As such, there can be no assurance that political, social and economic events in Malaysia and other countries, which are beyond our control, would not materially affect our business operations and financial performance.

We are subject to the risk of claims against system performance warranty and defect liability.

We are exposed to the risk of system performance warranty claims after acceptance of our subcontract works as we provide performance warranty for the large-scale solar projects and C&I projects, in the form of achieving a minimum performance ratio during the defect liability period, which is typically 24 months. See “Item 4. Information on the Company—B. Business Overview—Our Services—Process Flow—Post-completion—Warranties and Defect Liabilities.” We are also exposed to the risk of defect liability claims for our large-scale solar projects and C&I projects. Claims against our failure to meet minimum performance ratio or defect liability claims, may have an impact on our financial performance.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers.

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of the scale and diversity of operations. For example, we plan to expand our EPCC services to encompass other types of renewable energy, namely hydropower and biogas. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Offer EPCC Services to Other Types of Renewable Energy, Such as Hydropower and Biogas”. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must hire experienced professionals with expertise in hydropower and biogas, or provide training and development opportunities to existing staff members. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing, and integrating qualified employees, our business, financial condition, and results of operations may be materially harmed.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in recruiting, training, and retaining highly skilled personnel, including areas of sales and marketing, design and technical, optimization skills, and information technology for our growing operations;

●	the execution of our future plan will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies is subject to factors beyond our control, such as general market conditions, economic, and political development in Malaysia and globally.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. Besides, there is no assurance that the investment to be made by our Company as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.

The COVID-19 pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Specifically, in response to the COVID-19 pandemic and its spread, the Malaysian government implemented intermittent lockdowns in various stages such as (i) imposing full movement control orders (“MCOs”), under which, quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia were made mandatory; (ii) easing MCOs to a Conditional Movement Control Order (“CMCO”) under which most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia; and (iii) further easing the CMCO to Recovery Movement Control Order. On January 12, 2021, due to a resurgence of COVID-19 cases, the Malaysian government declared a state of emergency nationwide to combat COVID-19. On March 5, 2021, lockdowns in most parts of the country were eased to a CMCO, however, COVID-19 cases in the country continued to rise. On May 12, 2021, the Malaysian government re-imposed a full lockdown order nationwide until October 11, 2021.

The impact of COVID-19 on our business and operations for the past three fiscal years has been minimal. As an essential service provider in Malaysia, our industry was permitted to continue operating during the pandemic lockdown period. Therefore, our business operations have not been significantly affected since our incorporation in 2021. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the COVID-19 pandemic’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of the solar energy industry.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

All of our current operations are located in Malaysia. Due to this geographic concentration, our financial condition and operating results are subject to greater risks from changes in general economic and other conditions in Malaysia, than the operations of more geographically diversified competitors. These risks include:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	changes in the competitive environment; and

●	adverse weather conditions and natural disasters.

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that Malaysia is more severely impacted by any such adverse condition, as compared to other countries.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We plan to expand our business in other countries in Southeast Asia for the next two years, such as Vietnam and the Philippines. We plan to establish our presence in Vietnam and the Philippines in the second quarter of 2025. For details, see “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Expand Our Business from Malaysia to Other Countries in the Southeast Asia region.” The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Malaysia. As we grow our international operations in the future, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we will launch our services or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing channels. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to solar energy industry;

●	compliance with multiple and potentially conflicting regulations in other countries in Southeast Asia;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from the COVID-19 pandemic, including any economic downturns and other adverse impacts;

●	difficulties in enforcing agreements through foreign legal systems;

●	fluctuations in currency exchange rates that may affect service demand and may adversely affect the profitability in MYR of services provided by us in foreign markets where payment for our services is made in the local currency;

●	changes in general economic, health, and political conditions in countries where our services are provided;

●	disruptions caused by acts of war;

●	potential labor strike, lockouts, work slowdowns, and work stoppages; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to infringement of the intellectual property rights of others. We may be subject to allegations that we have infringed on the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors, or that we are involved in unfair trade practices. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our products, services, or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in various jurisdictions.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and attention and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how, or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success also depends, to a large extent, on the efforts of our key personnel, including our executive officers, senior management, and other key employees who have valuable experience, knowledge, and connection in the solar energy industry. Mr. Lee Seng Chi, our Director and Chief Executive Officer, has over 11 years of experience in the solar industry and held senior leadership positions in multiple engineering companies before founding Founder Energy in 2021. There is no assurance that these key personnel will not terminate their employment with us. We do not carry key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our growth.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products that are complementary to our solar PV installation business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business, revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by our Company, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict their operations. The sale of additional equity securities could result in additional dilution to our shareholders.

We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceeding, may cause our Company to incur defense costs, utilize a significant portion of our resources, and divert management’s time and attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against our Company could have a material adverse impact on our financial condition, results of operations, and cash flows. In addition, negative publicity regarding claims or judgments made against our Company may damage our reputation and may result in a material adverse impact on us.

We may be the subject of allegations, harassment, or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share.

We may be subject to allegations by third parties or purported former employees, negative Internet postings, and other adverse public exposure on our business, operations, and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous, or otherwise, to regulatory agencies, media, or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against our Company, may be posted on the Internet, including social media platforms, by anyone on an anonymous basis. Any negative publicity about our Company or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their users’ posts, often without filters or checks on the accuracy of the content posted. The information posted may be inaccurate and adverse to our Company, and it may harm our reputation, business, or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share,

Our current insurance policies may not provide adequate levels of coverage against all claims, and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

Our large-scale solar projects are dependent on our relationship with the project awarders.

For the majority of our large-scale solar projects, we usually act as the contractor to the project awarders. Project awarders are service providers or main contractors who secure solar project bids from project owners and then subcontract the work to subcontractors. In the event that a solar project owner decides to terminate its contract with the project awarder, who has subcontracted work to us, it may lead to the termination of our contract with the project awarder. Such terminations may arise due to various factors, including changes in project priorities, financial constraints, or unforeseen circumstances, and could have a material adverse effect on our financial condition, results of operations, and overall business prospects.

Additionally, there is a risk of contract termination for convenience by the project awarders or the project awarders omitting or terminating any part of the contract works. The termination of our contract or the omission of specific contract works by the main contractor could result in financial consequences, potential project delays, and adverse impacts on our business performance. Further, any disruption in our relationship with project awarders, including but not limited to disputes, financial instability, or changes in strategic direction, may impact our ability to secure contracts and perform EPCC services.

We are subject to work variations due to changes in laws and regulations in Malaysia.

Our operations in Malaysia are subject to the regulatory environment. The regulatory landscape in Malaysia is subject to change. Alterations in laws, regulations, or government policies can impact various aspects of our projects, including licensing requirements, environmental standards, safety protocols, and other compliance measures. Such changes may necessitate modifications to ongoing projects, potentially leading to delays, increased costs, or adjustments in project scope.

In addition, our contractual agreements are often structured based on existing legal frameworks. Changes in laws may trigger variations in contract terms, specifications, or requirements, potentially leading to negotiations with project owners, subcontractors, or other stakeholders. Such variations could have financial implications and may require us to adapt our project execution strategies.

We are subject to risks associated with loan and financing arrangements.

In the ordinary course of our business, we enter into loan and financing agreements with financial institutions to support our operational and growth initiatives. These arrangements are crucial for maintaining liquidity and funding our activities; however, they expose the Company to several significant risks, including interest rate fluctuations, covenant compliance requirements, liquidity constraints, refinancing uncertainties, credit rating vulnerabilities, regulatory and legal risks, foreign exchange exposures, and ownership transfer of receivables in the event of default. The occurrence of such risks could result in such agreements being terminated or becoming less favorable to the Company, which could have a material adverse effect on our financial condition, or prospect.

Risks Related to Our Ordinary Shares and the Trading Market

Share ownership remains concentrated in the hands of our largest shareholder Reservoir Link Energy Bhd. and management, who are able to exercise a direct or indirect controlling influence on us.

Our director Lee Seng Chi, our Chief Financial Officer See Sian Seong and our largest shareholder, Reservoir Link Energy Bhd., together beneficially own approximately 65.10% of our total issued and outstanding Ordinary Shares as of the date of this annual report. Reservoir Link Energy Bhd. is controlled by its board of directors. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the appointment and removal of directors and approval of certain significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

In preparing our consolidated financial statements as of and for the fiscal years ended December 31, 2022, 2023, and 2024, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of International Financial Reporting Standards and SEC reporting and compliance requirement and deficiency of internal journal entries procedure. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures: such as (i) implementing regular and continuous International Financial Reporting Standards accounting and financial reporting training programs for our accounting and financial reporting personnel; and (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We have incurred substantial increased costs as a result of being a public company.

As a public company, we have incurred significant legal, accounting, and other expenses that we did not incur as a private company prior to our IPO. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 19,415,289 Ordinary Shares are issued and outstanding as of the date of this annual report and 3,700,382 are freely tradable. The remaining Ordinary Shares are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

As a business company limited by shares incorporated under the laws of the British Virgin Islands, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding Ordinary Shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our M&A may discourage, delay, or prevent a change in control.

Some provisions of our M&A may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call shareholder meetings.

Additionally, under the laws of the BVI, our directors may only exercise the rights and powers granted to them under our M&A for what they believe in good faith to be in the best interests of our Company and for a proper purpose.

The exclusive jurisdiction provision in our M&A may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our M&A provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the BVI shall have exclusive jurisdiction to hear and determine:

●	(i) any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our M&A, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our M&A; or (y) any non-contractual obligations arising out of or in connection with our M&A; or

●	(ii) any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Act, the Insolvency Act, any other statute, rule, or common law of the BVI affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Act and section 162(1)(b) of the Insolvency Act, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the BVI. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the BVI may also reach different judgment or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive jurisdiction provision contained in our M&A to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (iv) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. Ordinary Shares listed on the Nasdaq Capital Market, at our directors’ discretion, may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a share is only effective once the name of the transferee is entered in the register of shareholders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public market. Our Ordinary Shares are listed on the Nasdaq Capital Market, and the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are all conducted through the Depository Trust Company systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

You may have difficulty enforcing judgments against us.

We are incorporated under the laws of the BVI as a business company limited by shares. Currently, all of our operations are conducted in Malaysia, and almost all of our assets are and will be located outside of the United States. In addition, almost all of our officers and directors are nationals and residents of a country other than the United States, and almost all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the BVI and of Malaysia may not allow you to enforce a judgment against our assets or the assets of our directors and officers.

The laws of the BVI may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our M&A, by the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law in the BVI is derived in part from comparatively limited judicial precedent in the BVI and from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors subject to a number of limited exceptions. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the BVI) are binding on a court in the BVI. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the BVI. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the BVI has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The BVI law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s M&A. Our M&A allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all of our issued and outstanding shares, to requisition a general meeting of our shareholders, in which case our chairman or a majority of our directors are obliged to call such meeting. Advance notice of at least seven calendar days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder, present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such meeting. Unless our directors decide otherwise by a resolution of directors, a shareholder may not attend or vote (in person or by proxy) at any meeting of shareholders (or class of shareholders), or sign or consent to any written resolution of shareholders (or class of shareholders), in respect of any share held by the shareholder unless all calls and other sums currently payable by the shareholder to the Company in respect of the share have been paid in full.

Recently introduced economic substance legislation of the BVI may adversely impact us or our operations.

The BVI, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “Substance Law”) came into force in the BVI introducing certain economic substance requirements for BVI “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the BVI, have core income generating activities in the BVI, and have an adequate level of employees, expenditures, and premises in the BVI. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Based on the Substance Law and announced guidance currently issued, we are currently subject to limited substance requirements applicable to a pure equity holding company. At present, we are only required to confirm we comply with the BVI Act and that we have adequate premises and employees in the BVI for passively holding or actively managing the equity participation, but to the extent we are required to increase our substance in the BVI due to any regulatory change, it could result in additional costs. Although it is presently anticipated that the Substance Law (including the ongoing EU review of the BVI’ implementation of such law), will have minimal material impact on us or our operations, as the legislation and guidance are new and remain subject to further clarification, adjustment, interpretation, and the EU review, it is not currently possible to ascertain the precise impact of these developments on us, for example, whether we could also be treated as carrying out “headquarter business” in the BVI (despite our headquarters physically being in Malaysia). It is therefore possible that we may be subject to additional requirements under the Substance Law in the future. Should that occur, it is our intention to seek appropriate advice and take appropriate steps to ensure that we (to the extent we fall within the scope of the Substance Law) are fully compliant.

If we are classified as a passive foreign investment company (PFIC), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

For the 2024 taxable year, we were not a PFIC. Depending on the amount of assets held for the production of passive income, it is possible that, for our future taxable years, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company (“PFIC”) Consequences.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Founder Energy (Malaysia) was established on April 13, 2021, as a private company limited by shares organized under the laws of Malaysia. Founder Energy (Malaysia) holds 100% of the equity interests in the following entities: (i) Founder Assets, which was established in Malaysia on September 21, 2022, as a wholly owned subsidiary of Founder Energy (Malaysia); (ii) Founder Energy (Singapore), which was established in Singapore on May 27, 2022, as a wholly owned subsidiary of Founder Energy (Malaysia); and (iii) Founder Solar Solution, which was established in Malaysia on February 10, 2025, as a wholly owned subsidiary of Founder Energy (Malaysia). On February 24, 2023, Founder Assets issued 999,900 ordinary shares at RM1 per share to Founder Energy (Malaysia), for a total consideration of RM999,900, after which Founder Energy (Malaysia) holds 1,000,000 shares of Founder Assets in total, as its sole shareholder. Subsequently on January 21, 2025, Founder Assets issued 1,000,00 ordinary shares at RM1 per share to Founder Energy (Malaysia), for a total consideration of RM1,000,000, after which Founder Energy (Malaysia) holds 2,000,000 shares of Founder Assets in total, as its sole shareholder.

Founder Assets (Thailand) was established on January 14, 2025, as a private company limited by shares organized under the laws of Thailand, which is a 99.99%-owned subsidiary of Founder Group.

In connection with the IPO, we undertook a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on May 18, 2023, we incorporated Founder Group as a BVI business company limited by shares incorporated and registered under the laws of the BVI; and

●	on June 14, 2023, Founder Group acquired 100% of the equity interests in Founder Energy (Malaysia) from its original shareholders*. Consequently, Founder Group, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

*	Founder Energy (Malaysia) was established on April 13, 2021, with Lee Seng Chi being the sole shareholder. On September 8, 2021, Lee Seng Chi transferred 663,000 shares, representing 51% of the equity interests in Founder Energy (Malaysia), to Reservoir Link Energy Bhd. On June 14, 2023, Founder Group acquired 100% of the equity interests in Founder Energy (Malaysia) from its then shareholders, Lee Seng Chi (49% shareholder) and Reservoir Link Energy Bhd. (51% shareholder).

Completion of the IPO

On October 24, 2024, we closed our IPO of 1,218,750 Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled $4.875 million, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $1.539 million. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FGL” on October 23, 2024.

On October 30, 2024, US Tiger Securities, Inc., the representative of the underwriters for the IPO, partially exercised its over-allotment option to purchase an additional 2,813 Ordinary Shares at a purchase price of $4.00 per share, for net proceeds of $10,351.84, after deducting underwriting discounts and other related expenses. The closing of the sale of the over-allotment option shares took place on October 31, 2024.

The following chart illustrates our corporate structure as of the date of this annual report.

*	Reservoir Link Energy Bhd. is ultimately controlled by its board of directors. See Note 2 under “Item 4. Information on the Company—E. Share Ownership.”

Corporate Information

Our principal executive office is located at No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang, Selangor Darul Ehsan, Malaysia, and our phone number is +603-3358 5638. Our registered office in the BVI is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI. We maintain a corporate website at https://www.founderenergy.com.my. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc.

B. Business Overview

Overview

We are a dedicated solar solutions provider in Malaysia, offering end-to-end services for commercial and industrial sectors, as well as large-scale solar power projects, encompassing project design, engineering, and comprehensive project management. Our primary focus is on two key segments: large-scale solar projects and commercial and industrial (C&I) solar projects.

Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning. After the acceptance of our projects by our clients, we provide performance warranty during the defect liability period, which is typically 24 months. See “Item 4. Information on the Company—B. Business Overview—Our Services—Project Flow—Post-completion—Warranties and defect liabilities.” Our goal is to ensure seamless project execution, adhering to the highest industry standards and delivering optimal performance and reliability. For the fiscal years ended December 31, 2024, 2023, and 2022, our revenue generated from large-scale solar projects was RM68,864,991 (approximately US$15,387,105), RM131,988,574 (approximately US$28,746,286), and RM51,761,466, respectively, accounting for approximately 76%, 89%, and 82% of our total revenue for the respective years.

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning. The C&I projects also come with a 24 month defect liability period and we provide performance warranty during this period. We ensure that our C&I projects are customized to meet the unique energy needs of each customer, providing them with efficient and sustainable solar solutions. For the fiscal years ended December 31, 2024, 2023, and 2022, our revenue generated from C&I projects was RM21,479,597 (approximately US$4,799,374), RM16,065,399 (approximately US$3,498,944), and RM11,748,000, respectively, accounting for approximately 24%, 11%, and 18% of our total revenue for the respective years.

Additionally, we offer operation and maintenance (“O&M”) services to our clients to ensure that the power plant and the solar PV system operate safely and continuously at its optimum capacity and historically have derived little revenue from these services.

In the fiscal years ended December 31, 2024, 2023, and 2022, our revenue reached RM90,344,588 (approximately US$20,186,479), RM148,053,973 (approximately US$32,245,230), and RM63,509,466, respectively, resulting in a negative growth rate of 39% from fiscal year 2023 to fiscal year 2024, and a growth rate of 133% from fiscal year 2022 to fiscal year 2023. In the same fiscal years, our net loss was RM5,150,005 (approximately US$ 1,150,711), net income of RM7,147,068 (approximately US$1,556,586), and RM3,943,506, respectively, resulting in a negative growth rate of 172% from fiscal year 2023 to fiscal year 2024, and 81% from fiscal year 2022 to fiscal year 2023.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Excellent Track Records and Reputation

We are a dedicated solar solutions provider in Malaysia, offering end-to-end services for commercial and industrial sectors, as well as large-scale solar power projects, encompassing project design, engineering, and comprehensive project management. Since 2021, we have successfully delivered over 400Megawatt peak (MWp) solar power plants in Malaysia and have generated total revenue of approximately RM417 million (approximately US$93 million) as of December 2024. Thorough market diligence and strong relationships with suppliers, subcontractors, and financial institutions enable us to identify and pursue opportunities efficiently. Our internal processes, including supply chain management, project control, risk management, and quality monitoring, ensure seamless project execution. Our established networks and in-house engineering team provide us with a competitive edge, allowing us to secure bids and earn repeat orders.

We place great importance on our track record and market reputation, as they serve as strong indicators of our capabilities. We take pride in completing projects on time, with no claims of late completion as of the date of this annual report. Furthermore, we believe in the strong performance of our solar PV systems and power plants as we have not received any customers claims for the fiscal years ended December 31, 2022, 2023, and 2024, up to the date of this annual report. This underscores our commitment to delivering high-quality services and maintaining a strong market presence in the solar industry.

Proven Financial Performance

We have demonstrated proven financial performance and our revenue has grown from approximately RM63,509,466 in fiscal year 2022 to approximately RM148,053,973 (approximately US$32,245,230) in fiscal year 2023, representing an increase by 133%, and decreased from approximately RM148,053,973 (approximately US$32,245,230) in fiscal year 2023 to approximately RM90,344,588 (approximately US$20,186,479) in fiscal year 2024, representing a decrease by 39%. The loss was primarily due to a delay in the implementation of large-scale solar projects in 2024; however, most of these projects have resumed in 2025. The Company has maintained overhead costs to capitalize on future opportunities. Our net income has grown from approximately RM3,943,506 in fiscal year 2022 to approximately RM7,147,068 (approximately US$1,556,586) in fiscal year 2023, representing an increase by 81%, and decreased from approximately RM7,147,068 (approximately US$1,556,586) in fiscal year 2023 to net loss of approximately RM5,150,005 (approximately US$1,150,711) in fiscal year 2024, representing a decrease by 172%. We believe our strong growth and financial performance are attributed to our focus on risk management and reliance on clearly defined internal processes to manage our business. Furthermore, we have the ability to provide our customers with an extended credit term of up to 90 days, surpassing the typical 7-day offering by other solar industry providers.

A Dedicated Design and Engineering Team

Our operations are supported by a design and engineering team composed of six employees that is responsible for designing innovative and cost-effective solutions with an aim to increase the performance ratio of solar power projects. Our design and engineering team is engaged on our projects from the pre-bid stage through commissioning. At the pre-bid stage, our design and engineering team evaluate and provide innovative design solutions for each potential solar power project. Once we win the bid, they work with our project execution team to implement the designs and overcome challenges through design solutions. We believe that our design and engineering solutions, coupled with robust quality compliance checks and compliance tests on solar equipment, have helped us achieve contractually agreed performance ratio for the solar power projects we construct. In addition, our engineering team consists of engineers from multiple disciplines, including civil, mechanical and electrical, and is able to provide holistic solutions to our customers. This sets us apart from competitors who often specialize in a single engineering discipline.

An Experienced Management Team

Our management team, comprising our directors and executive officers, has played a very important role in promoting our growth in the past years and is expected to continue to do so in the future. We are led by a management team with extensive experience in the solar industry, deep understanding of project management and a proven track record of performance. Mr. Lee Seng Chi, our Director and Chief Executive Officer, has over 11 years of experience in the solar industry and held senior leadership positions in multiple engineering companies before he founded Founder Energy in 2021. Benefitting from the extensive experience of the management team, their strong relationships with our customers, and their strategy to focus on key markets for opportunities, we have been able to expand our market shares in Malaysia.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expand Our Workforce.

As a solar facility installation company, we recognize the increasing demand for solar projects in the coming years. To effectively cope with this anticipated growth, one of our key strategies is to expand our workforce. To address increased demand, we plan to augment our workforce by recruiting skilled professionals with expertise in solar installation, project management, engineering, and maintenance. By expanding our team, we ensure that we have the necessary human capital to handle multiple projects simultaneously, maintain high-quality standards, and meet project deadlines efficiently. Additionally, we prioritize ongoing training and development programs to enhance the skills and knowledge of our existing workforce, ensuring they stay up-to-date with the latest advancements in solar technology and industry best practices.

In addition to internal resources, we also seek to establish strategic partnerships and collaborations with reputable contractors in the solar industry. By leveraging these external contractors, we can effectively scale our operations and meet the increased demand for solar projects. These partnerships enable us to access additional specialized expertise, equipment, and manpower when required, allowing us to take on larger and more complex projects with confidence.

Expand Our Investment in Renewable Energy Assets, Such as Solar PV Systems.

We believe expanding our investment in renewable energy assets, such as solar PV systems, will enable us to generate consistent recurring income for our Company. By investing in renewable energy assets, we diversify our revenue streams and reduce reliance solely on project-based installations. These assets provide a stable source of income through long-term power purchase agreements or feed-in tariffs, ensuring a predictable cash flow for our Company. Expanding our investment in renewable energy assets also aligns with our commitment to sustainability and the transition towards clean energy sources. By increasing our ownership of renewable energy projects, we contribute to the growth of the renewable energy sector and support the global shift towards a greener future.

Furthermore, investing in renewable energy assets allows us to leverage our industry expertise and capitalize on our knowledge of solar facility installation. We can apply our experience in selecting, developing, and managing these assets efficiently, maximizing their performance and profitability. In February 2023, our subsidiary Founder Assets entered into a deed of novation with another two Malaysian entities, party A and party B, whereby Founder Assets accepted the novation of all of party A’s rights, interests, obligations and liabilities under a power purchase agreement between party A and party B (the “PPA”). Under the PPA, party A agreed to develop, design, install, construct, own, operate and maintain a solar PV and party B agreed to purchase power generated from that solar PV system, for a term of 20 years. As of the date of this annual report, the project has been fully completed and is operating in compliance with all applicable laws. This marks a significant and pivotal step in our strategy to invest in renewable energy assets. However, as of the date of this annual report, Founder Assets has not yet received approval from the Energy Commission of Malaysia, and the Company is actively in the process of seeking written approval from the Energy Commission of Malaysia concerning changes in shareholding structure resulting from Founder Group’s IPO. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our subsidiary Founder Assets fails to secure approval from the Energy Commission of Malaysia, its business operations could be materially and adversely affected.”

Expand Our Business from Malaysia to Other Countries in the Southeast Asia region.

We recognize the significant untapped potential for solar energy in the Southeast Asia. Our strategy entails expanding our business presence in the region, with a specific focus on countries such as Vietnam and the Philippines. We plan to establish our presence in the Vietnam and the Philippines markets in the second quarter of 2025. We firmly believe that the market opportunity for large-scale solar, commercial and industrial (C&I), and residential solar services remains substantially untapped in Southeast Asia. To capitalize on this potential, we plan to strengthen our existing client relationships while actively seeking out new clients to accelerate our growth trajectory. Given the increasing demand for renewable energy and the supportive regulatory policies promoting solar energy as a cost-effective alternative to traditional electric utilities, we are strategically positioned to enter new markets in the near future. Singapore, Indonesia, and the Philippines are particularly attractive due to their high demand for sustainable energy solutions and conducive business environments.

By expanding our geographical footprint in Southeast Asia, we aim to seize the abundant growth opportunities in solar installation and contribute to the region’s renewable energy transition. Through our expertise, quality services, and strong client relationships, we believe we are well-positioned to establish ourselves as a trusted and reliable provider of solar solutions in these expanding markets.

Offer EPCC Services to Other Types of Renewable Energy, Such as Hydropower and Biogas.

Expanding our EPCC services to encompass other types of renewable energy, namely hydropower and biogas, is a strategic progression that capitalizes on our established expertise and solid reputation in the solar industry. Hydropower is a renewable energy method that generates electricity by harnessing the kinetic energy of flowing water through dams or rivers. Biogas, on the other hand, is produced by the anaerobic decomposition of organic matter, like agricultural waste or sewage, and can be used as a clean fuel. As the global movement towards sustainable energy gains momentum, we are determined to seize opportunities and further enhance our position in the renewable energy sector.

In line with this vision, we plan to venture into the hydroelectric power sector, which involves designing and constructing facilities that generate electricity from the power of moving water. Additionally, we plan to expand into the biogas sector, focusing on the utilization of agricultural waste to generate electricity through the harvesting of biogas. By diversifying our offerings, we intend to tap into new avenues of growth and extend our reach within the renewable energy landscape. We plan to kickstart these initiatives in the second quarter of 2025, showcasing our commitment to meeting the evolving needs of the renewable energy market. This strategic expansion aligns with our mission to contribute to the global transition towards clean and sustainable energy sources. We are excited to embark on these ventures, leveraging our existing strengths and fostering innovation in renewable energy construction to drive further success and make a positive impact on the future of energy.

Our Business Model

We currently generate revenue from the following principal sources:

●	Large-scale Solar Project Services.We generate a significant portion of our revenue by providing comprehensive EPCC services for large-scale solar projects. These projects involve utility-scale solar PV power plants with an installed generating capacity of at least 1 MWac. The electricity generated from these projects is supplied to the power grid and sold to local utility company.

●	C&I Project Services. We also generate revenue by offering EPCC services for C&I solar projects. These projects involve smaller power generating facilities. The electricity generated from C&I projects primarily serves the customers’ own consumption, with any surplus supplied to the power grid. Typically, these solar systems are installed on the rooftops of commercial and industrial buildings. We provide end-to-end solutions for C&I projects, catering to the specific requirements of our customers in this sector.

The following table presents our revenue and gross profit for the fiscal years ended December 31, 2022, 2023, and 2024. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

	Revenue
	Fiscal Years Ended December 31,
	2022		2023		2024		2024
	RM		RM		RM		USD
Large-scale Solar Project Services	RM	51,761,466	RM	131,988,574	RM	68,864,991	$15,387,105
C&I Project Services	RM	11,748,000	RM	16,065,399	RM	21,479,597	$4,799,374
Total	RM	63,509,466	RM	148,053,973	RM	90,344,588	$20,186,479

	Gross Profit
	Fiscal Years Ended December 31,
	2022		2023		2024		2024
Large-scale Solar Project Services	RM	6,385,519	RM	15,823,226	RM	3,455,338	$772,057
C&I Project Services	RM	2,298,847	RM	2,029,721	RM	2,787,132	$622,753
Total	RM	8,684,366	RM	17,852,947	RM	6,242,470	$1,394,810

Our Services

Overview

We are principally engaged in providing EPCC services for large-scale solar projects and C&I projects. Both large-scale solar projects and the C&I projects are connected to the power grid.

A Typical Large-Scale Solar System

As a provider of EPCC services for large-scale solar projects and C&I projects, our scope of work mainly comprises the following:

●	Engineering and design, from initial conceptualization up to detailed system design. This includes designing the solar PV array and balance of system, including inverters, transformers and interconnection to the power grid where relevant;

●	Procurement of all construction materials and equipment for the solar PV facilities, including solar PV modules and balance of systems;

●	Construction, including civil, structural, mechanical and electrical works, installation and integration of equipment, and interconnection to the power grid, if required by the clients; and

●	Commissioning, including testing of individual equipment and systems, and testing of the newly installed solar PV facilities.

For a detailed discussion on the scope of work of our EPCC services, please refer to “—Project Flow” below.

Process Flow

The general process flow of our large-scale solar projects and C&I projects is depicted in the diagram below:

Tender and Project Preliminaries

Most of our projects are obtained through a competitive tendering process. Once we receive a tender from clients, we promptly initiate site visits to assess the actual site conditions and determine the most suitable installation methods. We then diligently prepare and present our clients with preliminary engineering designs, encompassing detailed engineering drawings, project schedules, and competitive tender prices.

Project Planning

Upon securing a letter of award or contract and taking possession of the site, we will conduct site survey and commence detailed engineering design and project planning to ensure we meet the project milestones that are stipulated in the letter of award or the contract.

Simultaneously, we proactively engage with local authorities to secure the required licenses and permits essential for the construction work. Additionally, we ensure the procurement of necessary insurance coverage, including Contractor All-risk insurance for all of our projects, and Comprehensive General Liability and Workmen Compensation insurance, if so required, to mitigate potential risks during project execution.

Engineering design and planning

In the engineering design and planning phase, we typically expand our preliminary engineering design to provide a detailed design together with construction drawings and specifications and method of statements, which outlines the step-by-step procedures and methodology to be followed for executing the solar project. The construction drawings cover the following aspects:

●	Detailed layout of solar PV module configuration into array including string and module grouping, orientation and inclination of solar PV modules, row spacing, cabling and wiring, sizing of nominal power ratio, as well as inverter and grid interconnection design. For example, the mounting system is key in optimizing the orientation of the solar PV modules as it affects the energy yield generated by placing the solar PV modules to obtain the optimum amount of sunlight throughout the year.

●	Direct current (“DC”) system design takes into consideration the selection and sizing of equipment such as connectors, combiner boxes, distribution boards, as well as the lengths and sizes of cables.

●	Alternating current (“AC”) system design takes into consideration the inverters output to the interconnection and metering point. This also includes selection of transformers, interconnection schematic designs, and lengths and sizes of cables.

As for large-scale solar projects, we also undertake project planning and scheduling taking into consideration the following aspects:

●	Infrastructure planning which covers access roads and internal pathways, boundary of the plant, levelling and grading, storm water drainage, water supply and storage system, cabling routes and location of substation, and others including security and surveillance systems, and firefighting system.

●	Structural and civil engineering relating to foundation design for mounting system, construction of structures to house inverters, transformers and related electrical equipment, and control room.

Procurement

Once the detailed engineering design and specifications are completed, we commence procurement of all required equipment as well as construction materials from third-party suppliers. We are responsible for procuring the following equipment:

●	Solar PV modules; and

●	Balance of system such as mounting systems, inverters, transformers, switchgears, electrical distribution, protection and control devices, cables, SCADA system and interconnection equipment. (SCADA system refers to supervisory control and data acquisition, a centralized computer system that obtains real time information on the operations of plant, systems and equipment for the purpose of monitoring and controlling the operations.)

For large-scale solar projects, our clients can choose to source and procure the equipment and construction materials by themselves, while for C&I projects, we are usually responsible for all the equipment and materials. We will ensure that the key equipment and products pass the factory acceptance test at the manufacturer’s facilities before they are delivered to our project sites. In addition, at this stage, we will also select and engage subcontractors to carry out the physical construction and installation works. For a single large-scale solar project, we usually engage several subcontractors, whereas a C&I project usually just requires one or two subcontractors.

Project execution

The project execution phase mainly involves construction, installation and integration works, testing and commissioning.

Construction, installation and integration

The physical construction and installation works are carried out by subcontractors that we have selected. We are mainly involved in project management, site supervision, quality and safety assurance and monitoring the construction, installation and integration process for large-scale solar projects and C&I projects where applicable. This is to ensure that work carried out by subcontractors are in line with our design and technical specifications as well as project timeline and meet the relevant standards and regulatory compliance. In this respect, we outsource the following subcontracted works:

●	Earthwork, Civil and structural works on the site for large-scale solar projects including site preparation such as levelling and soil compaction, construction of access roads and pathways, drainage system, cable ducts and trenches, and perimeter fencing, as well as piling and foundation works for the mounting system;

●	Building works for large-scale solar projects including construction of control rooms and other structures to house or support the inverters and transformer;

●	Mechanical works including construction of mounting system and assembly of metal-based support structure; and

●	Electrical and communication works including:

●	Solar PV module assembly and connection to balance of system including SCADA system;

●	DC and AC cabling;

●	Installation of earthing and lightning protection systems;

●	Installation of inverters and related electrical equipment such as distribution control and protection systems;

●	Installation of security and monitoring systems; and

●	Installation of communication systems for internal and remote control and monitoring systems.

As for the interconnection to the nearest power grid substation for large-scale solar projects, we engage subcontractors to perform the physical construction of the substation and installation including laying of cables. This will be based on our design and technical specifications. To interconnect to the power grid substation, we commonly have to procure and install switchgears and transformers, SCADA system, grid interface devices, and low/medium voltage power cables. During this process, we, together with project awarders, will liaise directly with TNB to ensure that the interconnection facilities meet the requirements of the grid connection point.

Testing and commissioning

System checking and inspection: Upon the completion of installation and integration of solar PV modules and balance of system, we will facilitate system checking and inspection on the installation against the as-built documents, as well as inspection and testing of the solar PV modules and the balance of system such as functional tests of inverters.

Testing and commissioning: Upon the completion of system checking and inspection, we will commence system testing and commissioning for the initial operation date which is the date where electricity output is first generated and derived from the facility to the power grid, followed by verification for commercial operation date (“COD”).

As part of our testing and commissioning process, we carry out various tests in compliance with the following:

●	“Procedure for Testing and Commissioning of Grid Connected Photovoltaic System in Malaysia” by Sustainable Energy Development Authority Malaysia; and

●	Testing and commissioning work as set out under the “Guidelines on Large Scale solar Photovoltaic Plant for Connection to Electricity Networks” by the Energy Commission Malaysia.

For C&I projects, the testing results will be submitted to the local authority for verification, approval and issuance of solar system generating license.

For large-scale solar projects, we also liaise directly with relevant parties to notify them and TNB that the interconnection facilities are ready to be commissioned. Prior to that, our technical team will prepare the submission papers and furnish the relevant documentation to TNB.

Finally, we will make arrangement with an approved independent engineer by the Energy Commission of Malaysia together with our customer or plant owner, the Energy Commission Malaysia and TNB to witness the connection of solar PV power plant to the power grid. Some of the tests to be performed are as follows:

●	Inspection of the solar PV modules and inverters;

●	Acceptance testing of the entire solar PV installation;

●	Performance ratio test; and

●	Power quality measurements to be captured at the connection point to ascertain the power quality before and after the commissioning.

Upon completion of testing and commissioning, we will prepare the relevant final testing reports to the Energy Commission of Malaysia and TNB for the confirmation of COD. We will then handover the site to our customer.

Post-completion

Warranties and defect liabilities

After the acceptance of our projects by our clients, the following types of warranties are offered:

●	Performance warranty on the large-scale solar projects and C&I projects.

We provide performance warranty for the large-scale solar projects and C&I projects which is specified in the form of minimum performance ratio that can be achieved as stipulated in our EPCC contract during the defect liability period, which is typically 24 months. The performance ratio is a measurement of the efficiency of a solar PV system or power plant, indicated by the ratio of the actual solar PV energy output as compared to the theoretical output.

●	Performance warranty of solar PV modules.

The solar PV module performance warranty is provided by the manufacturer of the solar PV modules.

●	Product warranty of certain main components.

The product warranty of various main components of the solar PV facilities are provided by their respective manufacturers.

In addition, there is a defect liability period, which is typically 24 months after the acceptance of our EPCC works for solar systems and power plants, and we are responsible to make good and rectify any defects for our EPCC works during this period.

O&M services

In addition to the 24-month defect liability period, we also offer our clients operation and maintenance (“O&M”) services. We will enter into a separate O&M service agreement with our clients who opt for this additional service and the contract term is usually 1 year or more. The function of O&M services is to ensure that the power plant and the solar PV system operate safely and continuously at its optimum capacity. Part of our O&M activities include providing performance monitoring and evaluation of the solar PV power plant. We use a SCADA system to enable remote real time monitoring as well as collect operational and performance data. Optimization checks are also performed by comparing operational data collected against the theoretical performance of the installation as stated in the detailed design layout.

In order to minimize downtime or operational inefficiencies of a solar PV system or solar PV power plant due to equipment failure, we will carry out preventive maintenance as well as corrective maintenance. Preventive maintenance is scheduled maintenance that is carried out at pre-determined intervals to prevent system faults and equipment failures from occurring. Corrective maintenance is unscheduled maintenance that is carried out when there is an equipment or system failure. When such an event occurs, our technical team will identify and locate the cause of the failure and rectify the problem to bring the equipment or system back to normal operating conditions.

Our Solar Projects

Completed solar projects

For the fiscal years ended December 31, 2022, 2023, and 2024, our material completed solar projects are as follows:

Large-Scale Solar Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR Million)	Start Date/ Completion Date
1	Customer A	Ground-mounted	Engineering, Construction and Commissioning	Perak, Malaysia	10.95	14.90	03/11/2022 05/30/2023
2	Customer B	Ground- mounted	Supply of PV Mounting Structure	Terengganu, Malaysia	100.00	20.50	05/12/2021 12/07/2021
3	Customer A	Ground- mounted	Supply of PV Mounting Structure	Kedah, Malaysia	20.76	5.30	05/24/2022 09/30/2022
4	Customer C	Ground- mounted	PV structure and module installation	Pinang, Malaysia	10.00	1.00	06/15/2022 04/10/2023
5	Customer D	Ground- mounted	Piling, Mechanical & Photovoltaic Installation Works	Perak, Malaysia	100.00	2.77	04/14/2021 12/11/2022
6	Customer A	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	13.00	10.18	08/24/2022 11/14/2023
7	Customer G	Ground- mounted	Engineering, Construction and Commissioning	Perak, Malaysia	25.00	16.75	09/06/2022 08/25/2023
8	Customer F	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Perak, Malaysia	15.00	4.00	10/25/2022 03/31/2024
9	Customer F	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Perak, Malaysia	10.00	3.82	12/16/2022 03/31/2024
10	Customer H	Ground- mounted	Civil works	Perlis, Malaysia	50.00	4.00	03/30/2023 03/31/2024
11	Customer B	Ground- mounted	Installation, testing and commissioning of PV modules, inverters, DC cables and associated works	Terengganu, Malaysia	100.00	8.46	09/13/2021 06/30/2024
12	Customer D	Ground- mounted	Civil works and Structure, Mechanical and Electrical works	Kedah, Malaysia	50.00	21.00	08/08/2023 09/25/2024

C&I Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR Million)	Start Date/ Completion Date
1	Customer E	Rooftop	Engineering, Procurement, Construction and Commissioning	Pinang, Malaysia	1.50	5.13	10/31/2022 05/10/2023
2	Customer I	Rooftop	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	2.65	0.35	05/20/2021 10/28/2021

On-going solar projects

As of the date of this annual report, our material on-going solar projects are as follows:

Large-Scale Solar Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR million)	Start Date/ Expected Completion Date
1	Customer J	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	10.88	20.00	06/21/2024 06/30/2025
2	Customer J	Ground- mounted	Civil works and Structure, DC and AC and associated works	Selangor, Malaysia	9.99	20.00	01/02/2025 06/30/2025
3	Customer K	Ground- mounted	DC Works	Selangor, Malaysia	11.8	4.40	10/15/2024 07/31/2025

C&I Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR million)	Start Date/ Expected Completion Date
1	Customer E	Rooftop	Engineering, Procurement, Construction and Commissioning	Kedah, Malaysia	2.26	9.25	09/02/2024 03/01/2025
2	Customer L	Rooftop	Engineering, Procurement, Construction and Commissioning	Melaka, Malaysia	4.98	16.56	01/03/2025 10/02/2025
3	Customer L	Rooftop	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	3.28	11.60	01/03/2025 10/02/2025
4	Customer M	Rooftop	Supply, Deliver, Install, Testing and Commissioning	Perak & Kelantan & Johor, Malaysia	0.34	1.20	04/04/2024 05/14/2025
5	Customer L	Rooftop	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	0.80	2.81	01/03/2025 07/02/2025

Quality Control

Quality control is a paramount aspect of our operations as a solar PV facilities EPCC service provider. We recognize the significance of ensuring high-quality standards in both the equipment and materials we procure from suppliers, as well as the overall project execution, particularly for the work outsourced to external parties. To achieve this, we have established a comprehensive quality control framework.

Our approach to quality control encompasses two primary aspects. Firstly, we place great emphasis on the selection and procurement of equipment and materials from trusted suppliers. We thoroughly evaluate suppliers based on their track record, reputation, and adherence to quality standards. By partnering with reliable suppliers, we can ensure that the components used in our projects meet stringent quality requirements, contributing to the long-term performance and durability of the solar PV facilities.

Secondly, we implement rigorous project quality control measures to maintain high standards throughout the execution phase. We have developed a robust project quality plan that outlines our quality management system and processes. This plan includes comprehensive management procedures and forms, as well as project-specific procedures and plans tailored to each individual project.

Our quality control framework is designed to ensure adherence to industry best practices, regulatory requirements, and customer specifications. It encompasses various stages of the project lifecycle, including design, procurement, construction, installation, and commissioning. Through meticulous inspections, regular audits, and adherence to strict quality guidelines, we strive to deliver projects that meet or exceed the expectations of our clients.

Our Customers

Our customer base consists primarily of two types: project owners and project awarders. Project owners include developers or owners of utility-scale solar PV power plants for large-scale solar projects, or owners of solar system for C&I projects. On the other hand, project awarders are service providers or main contractors who secure solar project bids from project owners and then subcontract the work to subcontractors. In the case of C&I projects, the majority of our customers are project owners, while for large-scale solar projects, the majority of our customers are project awarders. For the fiscal years ended December 31, 2022, 2023, and 2024, revenue generated from servicing project owners was RM14,450,456, RM7,687,059 (approximately US$1,674,193), and RM13,128,870 (approximately US$2,933,498), respectively, accounting for 23%, 5%, and 15% of our total revenue, respectively. For the fiscal years ended December 31, 2022, 2023, and 2024, revenue generated from servicing project awarders was RM49,059,010, RM140,366,913 (approximately US$30,571,036), and RM77,215,718 (approximately US$17,252,981), respectively, accounting for 77%, 95%, and 85% of our total revenue.

Below is a list of the major customers and the percentages each of them individually accounted for our annual total revenue, during the fiscal years ended December 31, 2022, 2023, and 2024.

For fiscal year 2022
Customer Name	Main Types of Services Provided	% of Total Revenue
Customer I	Supply of mounting structure and construction services	39.67%
Customer II	Construction services	10.79%
Customer III	Supply of mounting structure and construction services	9.52%

For fiscal year 2023
Customer Name	Main Types of Services Provided	% of Total Revenue
Customer I	Supply of mounting structure and construction services	29.88%
Customer III	Supply of mounting structure and construction services	15.61%
Customer IV	Supply of mounting structure and construction services	10.60%

For fiscal year 2024
Customer Name	Main Types of Services Provided	% of Total Revenue
Customer V	Construction services	23.25%
Customer III	Supply of mounting structure and construction services	11.55%
Customer VI	Supply of mounting structure and construction services	9.56%

For fiscal year 2024, we derived a significant portion of our revenue from Customer V, which contributed 23.25% of our total revenue. That was mainly because in fiscal year 2024, we secured a large-scale solar project of 50MWac from Customer V. For fiscal year 2023, we derived a significant portion of our revenue from Customer I, which contributed 29.88% of our total revenue. That was mainly because in fiscal year 2023, we secured several large-scale solar project totaling 112.0 MWac from Customer I. Similarly, for fiscal year 2022, we derived a significant portion of our revenue from Customer I, which contributed 39.67% of our total revenue. That was mainly because in fiscal year 2022, we secured a large-scale solar project of 44.7 MWac from Customer I.

In general, we are not dependent on any customers for business given the unlikelihood of our customers undertaking solar PV projects on a recurring basis. Therefore, our EPCC services for large-scale solar projects and C&I projects would not be required repeatedly. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks associated with concentration of revenue from a few large clients. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.”

Our Suppliers

Our supplier network comprises two primary types: equipment suppliers and subcontractors. In solar projects where we assume responsibility for procuring all project materials and equipment, we source and acquire these items from trusted suppliers. Our equipment suppliers are manufacturers of solar components, including but not limited to solar panels, mounting systems and cables. Additionally, we collaborate with subcontractors for the construction and installation aspects of a solar PV project. These subcontractors possess the expertise and experience needed to carry out the construction and installation work. Maintaining strong relationships with both equipment suppliers and subcontractors is vital to our operations. We carefully select our suppliers based on their track record, product quality, and adherence to industry standards. Likewise, we engage subcontractors who demonstrate a proven ability to deliver projects on time and to specifications.

Below is a list of the major suppliers and the percentages each of them individually accounted for our annual total purchase, during the fiscal years ended December 31, 2022, 2023, and 2024.

For fiscal year 2022
Supplier Name	Main Types of Services Provided	% of Total Purchase
Solar First Energy Technology Co. Ltd.	Mounting structure	29.51%
Xiamen Solar First Energy Technology Co. Ltd.	Mounting structure	17.60%
Supplier C	Subcontracting works	10.12%

For fiscal year 2023
Supplier Name	Types of Products/Services Provided	% of Total Purchase
Solar First Energy Technology Co. Ltd.	Mounting structure	16.00%
Xiamen Solar First Energy Technology Co. Ltd.	Mounting structure	13.72%

For fiscal year 2024
Supplier Name	Types of Products/Services Provided	% of Total Purchase
Solar First Energy Technology Co. Ltd.	Mounting structure	14.88%

In fiscal years 2022 and 2023, a significant portion of our purchase was from Xiamen Solar First Energy Technology Co. Ltd., representing 17.60% and 13.72% of our total purchase for fiscal years 2022 and 2023, respectively. In June 2021, by way of a deed of novation, we entered into a distributorship agreement with Xiamen Solar First Energy Technology Co. Ltd. and became its exclusive distributor of solar mounting systems in Malaysia. The distributorship agreement was effective until January 1, 2025. We did not renew the distributorship agreement; however we are still able to make purchases from Xiamen Solar First Energy Technology Co. Ltd. on an as needed basis. As of the date of this annual report, all of the mounting systems that we sourced have been purchased from Xiamen Solar First Energy Technology Co. Ltd and its affiliate Solar First Energy Technology Co. Ltd. For other types of equipment and materials, we source and purchase from third-party suppliers on the market. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and it may have a material adverse effect on our business and results of operations.”

Sales and Marketing

As of the date of this annual report, our sales and marketing team is comprised of three sales managers and two business development managers, who report directly to our CEO. Our sales and marketing department is primarily responsible for increasing our market share through acquiring new customers and businesses as well as furthering existing customer relationships through better service support and the provision of after-sales services to our customers. We are also able to generate sales leads through referrals from customers, suppliers and business associates.

We believe that maintaining good relationships with our existing customers will allow us to market our services to meet their evolving demands. We carry out the following marketing activities to acquire new customers and to promote our services to existing customers:

Participating in Exhibitions

As part of our marketing strategy, we actively participate in relevant exhibitions held annually in Malaysia and China, such as International Greentech & Eco Products Exhibition and Conference Malaysia (IGEM)) and Metaltech. IGEM is the leading trade events for green technologies and eco solutions in Asia. Through attending the exhibition, we have developed business contacts which have enabled us to expand our customer base and grow our business. We have also been able to create a more prominent profile, identify potential customers and keep ourselves updated on the industry trends through these exhibitions.

Approaching project awarders and project owners

Our marketing approach also involves targeted outreach to project awarders, complemented by effective follow-up through emails and phone calls. In Malaysia, many project awarders are listed companies that frequently announce tenders through public announcements. Therefore, it is crucial for us to devise a well-defined strategy for approaching and nurturing relationships with these organizations. By emulating this approach, we have been successfully securing a number of contracts and projects.

Currently, we have also implemented a targeted approach that involves directly reaching out to project owners by participating in their tenders. This strategy allows us to demonstrate our expertise, build trust, and establish a solid foundation for a fruitful business relationship. Our targeted approach ensures that we connect directly with the decision-makers, maximizing our chances of securing new contracts and projects. We continuously refine and adapt our marketing strategy to stay competitive and meet the evolving needs of the industry.

Networking with key stakeholders for business opportunities

In our marketing strategy, we actively engage in networking with industry stakeholders, such as financial institutions and suppliers to boost business opportunities. Financial institutions, as providers of corporate financing, possess valuable insights into potential clients who may benefit from our services. By cultivating relationships with these institutions, we gain access to a network of potential clients and valuable referrals. Similarly, suppliers within our industry often have firsthand knowledge of ongoing projects and the organizations involved. Through strategic networking with suppliers, we tap into their insights and leverage their connections to identify potential clients who may require our expertise. By fostering mutually beneficial relationships with suppliers, we create opportunities for collaboration and referrals that can lead to new business ventures. By leveraging these connections, we approach potential clients with precision, fostering long-term business growth.

Moving forward, we plan to launch series of new marketing activities to expand our brand awareness. We will establish a robust social media presence to engage with our targeted clients effectively. Additionally, we will seek partnership with external organizations, such as equipment manufacturers, to leverage their reach and promote our brand to a wider audience.

Approvals, Permits and Licenses

In Malaysia, we must obtain several approvals, permits and licenses to operate within the framework set by the Sustainable Energy Development Authority (“SEDA”) Malaysia, Energy Commission of Malaysia (“ST”), and Malaysia Construction Industry Development Board (“CIDB”). We will also be subject to approvals, permits or licenses requirements in Singapore, Indonesia and the Philippines, if we expand our business into those markets in the future. As of the date of this annual report, we have obtained the following licenses and permits:

Subsidiary	License/Permit	Issuing Entity	Valid Through
Founder Energy (Malaysia)	Registration of photovoltaic service provider	SEDA	December 31, 2025
Founder Energy (Malaysia)	Registration of Contractor for Grade G7	CIDB	September 27, 2025
Founder Energy (Malaysia)	Registration of Electrical Contractor	ST	July 3, 2025
Founder Assets	Registered Solar Photovoltaic Investor under NEM Program	SEDA	December 31, 2025
Founder Assets*	License for Public Installation under Energy Commission of Malaysia	ST	September 15, 2033

*	This license imposes restriction on changes in shareholders and shareholding structure of the licensee (Founder Assets). Founder Assets is in the process of seeking written approval from the Energy Commission of Malaysia, regarding the shareholding structure change as a result of Founder Group’s IPO. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our subsidiary Founder Assets fails to secure approval from the Energy Commission of Malaysia, its business operations could be materially and adversely affected.”

We plan to renew the above permits or licenses before expiration.

Competition

The solar energy industry in Southeast Asia is highly competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We, as an EPCC service provider for solar facilities, face direct competition from other EPCC providers, as well as from traditional energy firms and companies offering alternative energy solutions. To effectively compete in this landscape, several crucial factors come into play. These include delivering high-quality projects, providing exceptional customer experiences, ensuring the retention of skilled professionals, adapting to evolving technology and customer preferences, and establishing a strong brand presence. While we believe our company is well-positioned to thrive based on these factors, we acknowledge that certain competitors may possess longer operating histories, greater financial and technical resources, or stronger brand recognition. These factors could present challenges and affect our market share and overall competitive position. For a discussion of competition-related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The markets in which we operate are highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.”

Intellectual Property and Technology

As of the date of this annual report, we do not have any registered trademarks, patents or copyrights. We have one domain name in Malaysia: founderenergy.com.my, which was registered on May 21, 2021.

We do not employ any special technologies in our business operations. However, we utilize software tools for our solar construction business, including PVsyst, HelioScope and AutoCAD. These tools help us optimize design, analyze system performance, and create accurate construction plans, enhancing efficiency and precision in our operations.

Employees

As of December 31, 2024, 2023 and 2022, we had 82, 45, and 29 full-time employees, respectively. The following table sets forth the number of our full-time employees as of December 31, 2024:

Function:	Number
Management	2
Sales and Marketing	8
Technical	63
Finance and Accounting	5
General and Administration	4
Total	82

We enter into employment contracts with a confidentiality clause with our full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive office is located at No.17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang, Selangor Darul Ehsan, Malaysia, with a lease term from August 1, 2024 to July 31, 2026 and a monthly rent of MYR26,000, pursuant to a tenancy agreement we entered into with the landlord, who is our Director and CEO Mr. Lee Seng Chi. We plan to renew this lease before expiration.

We also lease part of a warehouse from an independent third party to store our inventory, which is located at Lot 15156, Jalan Sg Tengkorak Kg Hamid Tuah, Telok Gong, 42000, Pelabuhan Klang, Selangor Darul Ehsan, Malaysia. The occupied area varies on a monthly basis depending on our operational demand and the rental rate is RM1.60 per month per square foot occupied. We did not enter into a lease agreement with the landlord and the lease is renewed on a monthly basis.

We believe that the office and the warehouse that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

To mitigate risks across different aspects of our operations and to ensure comprehensive coverage, we maintain various insurance policies and we believe the insurance coverage we maintain is in line with industry norms. As of the date of this annual report, we maintain the following insurance policies:

●	A business property insurance with an effective date from March 12, 2025 to March 11, 2026, which covers the loss or damage of our physical property, including furniture, fixtures, office equipment, tools and other items of value.

●	An equipment insurance with an effective date from February 25, 2025 to February 24, 2026, which provides protection for our equipment;

●	A group hospital & surgical insurance with an effective date from October 20, 2024 to October 19, 2025, which provides medical protection for our employees;

●	A group personal accident insurance with an effective date from September 23, 2024 to September 22, 2025, which provides protection for our employees; and

●	Directors and officers liability insurance for our directors and senior management.

In addition, under our contracts with project awarders, we are required to obtain certain necessary insurance coverage, including Contractor All-risk insurance for all of our projects, and Comprehensive General Liability and Workmen Compensation insurance, if so required, to mitigate potential risks during project execution.

Seasonality

We do not experience any material seasonality in our business as the demand for our services are not subject to seasonal fluctuations.

Regulations

Regulations Relating to Our EPCC Services in Malaysia

Renewable Energy Act 2011

The Renewable Energy Act 2011 (“REA 2011”) provides for most matters relating to the generation of renewable energy in Malaysia, including specifying (i) the criteria and process for obtaining a feed-in approval and implementation of a special tariff system, (ii) the technical and operational requirements of renewable energy projects and (iii) the qualifying criteria for renewable energy sources. The Sustainable Energy Development Authority (“SEDA”) is tasked with overseeing matters relating to renewable energy falling within the scope of the REA 2011.

Pursuant to Rule 23 and Schedule 5 of Renewable Energy (Technical and Operational Requirements) Rules 2011 (“RETOR Rules 2011”), a person who carries out the works in connection with PV installations under the Feed-In Tariff programme should possess the requisite qualifications, such as having a certificate of competency issued by the Energy Commission under the Electricity Supply Act 1990, being registered with the Board of Engineers Malaysia as a professional electrical engineer, having certificate of training on solar PV systems issued by SEDA and/or in the event such person carries out solar PV system design work, having certificate in solar PV system design from any institution that is recognised by SEDA. Any person who commits an offence under the RETOR Rules 2011 shall, on conviction, be liable to a fine not exceeding RM300,000 or to imprisonment for a term not exceeding 3 years, or both. If a body corporate commits an offence, the person who at the time of the offence was a director, chief executive officer, chief operating officer, manager, secretary or other similar officer of the body corporate or one purporting to act in any such capacity or was responsible for the management of any of the affairs of the company or was assisting in such management, may be charged severally or jointly in the same proceedings as the company, and if the company is found guilty, the said person shall be deemed guilty of that offence unless he proves that the offence was committed without his knowledge, consent or connivance and that all reasonable precautions and due diligence were exercised to prevent the offence.

The Energy Commission had also issued the Guidelines on Solar Photovoltaic Installation on Net Energy Metering (“NEM”) Scheme under the Electricity Supply Act 1990 for the implementation of the solar PV installation on the NEM program (“NEM Guidelines”). The NEM Guidelines set out, amongst others, the design criteria and requirements, types of installation, capacity limit and application process of solar PV installations under NEM programmes.

As of the date of this annual report, Founder Energy (Malaysia) is certified by SEDA as a PV service provider to participate in any programme under the REA 2011 and Founder Assets is certified by SEDA as a solar PV investor under NEM Program.

As of the date of this annual report, we are in compliance with all material aspects of the REA 2011 and all rules and regulations made thereunder for the conduct and performance of our business operations.

Electricity Supply Act 1990

The Electricity Supply Act 1990 (“ESA 1990”) which applies throughout Malaysia, regulates the electricity supply industry, the supply of electricity at reasonable prices, the licensing of any electrical installation, the control of any electrical installation, plant and equipment with respect to matters relating to the safety of persons and the efficient use of electricity and for purposes connected therewith.

Pursuant to Section 9 of the ESA 1990, subject to exemptions prescribed, no person other than a supply authority shall use, work or operate or permit to be used, worked or operated any installation or supply to any other person electricity from any installation, except under and in accordance with the terms and conditions of a license granted by the Energy Commission which expressly authorising the supply or use. Any person who supplies electricity from an installation to or for the use of any person without a license shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 and to a further fine not exceeding RM1,000 for every day or part of a day during which the offence continues after conviction. Where an offence is committed by a body corporate, any person who at the time of the commission of the offence was a director, chief executive officer, chief operating officer, manager, secretary or other similar officer of the body corporate or was purporting to act in such capacity or was in any manner or to any extent responsible for the management of any of the affairs of the body corporate or was assisting in such management may be charged severally or jointly in the same proceedings with the body corporate and if the body corporate is found guilty of the offence, shall be deemed to be guilty of that offence unless having regard to the nature of his functions in that capacity and to all circumstances, he proves that the offence was committed without his knowledge, consent or connivance; and that he had taken all reasonable precautions and exercised due diligence to prevent the commission of the offence.

Further, Regulation 75 of the Electricity Regulations 1994 states that no person shall perform or carry out any electrical work unless he holds a valid certificate of registration as an electrical contractor issued under the Electricity Regulations 1994. An electrical contractor can be classified into 4 classes, Class A, B, C and D, each permitted to undertake electrical work of certain value and is further required to keep in employment a certain number of wiremen of certain qualification, depending on the classification of its registration. The Electricity Regulations 1994 also provides that the wireman shall possess a valid certificate of competency appropriate to such classes, with restrictions, if any, issued to him by the Energy Commission.

Generally, unless otherwise specified in the Electricity Regulations 1994, a person who contravenes or fails to comply with any of the provisions of the Electricity Regulations 1994 shall be guilty of an offence and shall on conviction, be liable to a fine not exceeding RM5,000 or to imprisonment for a term not exceeding 1 year or both.

As of the date of this annual report, our subsidiary, Founder Energy (Malaysia) is registered with the Energy Commission under the Electricity Regulations 1994 to carry out electrical work business as an Electrical Contractor (Class A).

Construction Industry Development Board Malaysia Act 1994

The Construction Industry Development Board Malaysia Act 1994 (“CIDBA 1994”) regulates the establishment of Malaysian Construction Industry Development Board (“CIDB”) and provides for its function in relation to the construction industry and all matters connected therewith throughout Malaysia.

Pursuant to the CIDBA 1994, “contractor” is defined as a person who carries out or completes or undertakes to carry out or complete any construction works, whereas “construction works” for the purpose of CIDB shall mean the construction, extension, installation, repair, maintenance, renewal, removal, renovation, alteration, dismantling or demolition of, inter alia, any electrical or mechanical works, and includes the procurement of construction materials, equipment or workers, necessarily required for any such work.

The CIDBA 1994 prescribes that a contractor must register with the CIDB and hold a valid certificate of registration issued by the CIDB under the CIDBA 1994 in order to carry out or complete, undertake to carry out or complete any construction works or hold himself as a contractor. Any person who contravenes this shall, on conviction, be liable to a fine of not less than RM10,000 but not more than RM100,000. The CIDBA 1994 further provides that where an offence against the CIDBA 1994 has been committed by a body corporate, any person who at the time of committing the offence is a director, manager, secretary or other similar officer of the body corporate, or was purporting to act in such capacity, or is in any manner or to any extent responsible for its management may be charged severally or jointly in the same proceedings and where the body corporate, is found guilty of the offence, shall be deemed to be guilty of that offence unless, having regard to the nature of his functions in that capacity and to all the circumstances, he proves that the offence was committed without his knowledge, consent or connivance and that he took all reasonable precautions and had exercised due diligence to prevent the commission of the offence.

Section 34(1) of the CIDBA 1994 also prescribes that every contractor is required to declare and submit to the CIDB any contract which he has been awarded on any construction works. A contractor who contravenes this provision shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM50,000. Pursuant to Section 34(2) of the CIDBA 1994, for every contract, whether stamped or not, having a contract sum of above RM500,000, the contractor shall be liable to pay to CIDB a levy at the current rate of 0.25 per centum of the contract sum. The levy shall be settled by the main contractor who had made the declaration for the entire value of the project. Where a contractor fails to pay any levy due within the prescribed period by CIDB, the contractor shall, on conviction, be liable to a fine not exceeding RM50,000 or 4 times the amount of the levy payable, whichever is higher.

As of the date of this annual report, our subsidiary, Founder Energy (Malaysia) holds a valid Grade G7 certificate of registration issued under CIDBA 1994.

Founder Energy (Malaysia) breached Section 34(1) of the CIDBA 1994 by failing to declare and submit 31 contracts to CIDB. Among these contracts, 12 were awarded to Founder Energy (Malaysia) as the main contractor, with six contracts exceeding RM500,000 in value, while the remaining 19 were awarded to Founder Energy (Malaysia) as a sub-contractor. Founder Energy (Malaysia) potentially faces a fine of up to RM1,550,000.

As a result of the breach, Founder Energy (Malaysia) may be subject to fines or penalties or its certificate of registration may be subject to suspension or revocation, which could result in a material adverse impact on our operations. Founder Energy (Malaysia) has rectified this non-compliance by promptly declaring and submitting these contracts with CIDB. As at the date of this annual report, Founder Energy (Malaysia) has not been fined or issued with any notice of non-compliance from CIDB or any other relevant authorities.

Local Government Act 1976

The Local Government Act 1976 (“LGA 1976”) provides a local authority with the power to grant a license or permit for any trade, occupation or premises. Such license may be subject to such conditions and restrictions as the local authority may think fit.

Our subsidiaries carry out their business from a premise located in Klang, Selangor Malaysia and thus shall be subject to Trade, Business and Industrial Licensing Bylaw (Klang Municipal Council) 2007 (“Klang Bylaws 2007”). The Klang Bylaws 2007 is promulgated under the LGA 1976 and governs the licenses related to the trading or business and industrial matters within Klang municipality.

The Klang Bylaws 2007 provides that no person shall operate any activity of trade, business and industry or use any place or premise in the local area of Klang municipality for any activity of trade, business and industry without a license issued by Klang Municipal Council. Any person who does not comply with provisions under Klang Bylaws 2007 shall be guilty of an offence and upon a conviction shall be liable to a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both or where there is a continuing offence, to a fine not exceeding RM200 for each day the offence continues after conviction.

As of the date of this annual report, our Malaysian subsidiaries, Founder Energy (Malaysia) and Founder Assets have submitted its application for the business premises license from Klang Municipality Council but the applications are still pending processing by the Klang Municipality Council. As at the date of this annual report, Founder Energy (Malaysia) and Founder Assets have not been fined or issued with any compound for non-compliance from the Klang Municipality Council.

Regulations Relating to Environment and Safety

Occupational Safety and Health Act 1994

The Occupational Safety and Health Act 1994 (“OSHA 1994”) is the governing law regulating the standards for safety, health and welfare of persons at work. The OSHA 1994 is enforced by the Department of Occupational Safety and Health, Malaysia (“DOSH”), which is under the purview of the Ministry of Human Resources, Malaysia and applies only to those industries listed in the First Schedule of the OSHA 1994, which include the construction industry.

Section 15 of the OSHA 1994 states that it shall be the duty of every employer to ensure, so far as is practicable, the safety, health and welfare at work of all his employees, in particular:

(a)	the provision and maintenance of plant and systems of work that are, so far as is practicable, safe and without risks to health;

(b)	the making of arrangements for ensuring, so far as is practicable, safety and absence of risks to health in connection with the use or operation, handling, storage and transport of plant and substances;

(c)	the provision of such information, instruction, training and supervision as is necessary to ensure, so far as is practicable, the safety and health at work of his employees;

(d)	so far as is practicable, as regards any place of work under the control of the employer, the maintenance of it in a condition that is safe and without risks to health and the provision and maintenance of the means of access to and egress from it that are safe and without such risks;

(e)	the provision and maintenance of a working environment for his employees that is, so far as is practicable, safe, without risks to health, and adequate as regards facilities for their welfare at work; and

(f)	the development and implementation of procedures for the dealing with emergencies that may arise while his employees are at work.

Non-compliance of section 15 of the OSHA 1994 will result in an offence and on conviction, the employer is liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding two years or to both, pursuant to section 19 of the OSHA 1994. Where a body corporate contravenes any provisions of the OSHA 1994 or any regulations made thereunder, every person, who at the time of the commission of the offence is a director, manager, secretary or other like officer of the body corporate shall be deemed to have contravened the provision and may be charged jointly in the same proceedings with the body corporate or severally, and every such director, manager, secretary or other like officer of the body corporate shall be deemed to be guilty of the offence, as set out in section 52 of the OSHA 1994.

As of the date of this annual report, our Malaysian subsidiaries, Founder Energy (Malaysia) and Founder Assets are in compliance with the OSHA 1994 and all regulations made thereunder.

Solid Waste and Public Cleansing Management Act 2007

The Solid Waste and Public Cleansing Management Act 2007 (“SWPCM 2007”) regulates the management of controlled solid waste and public cleansing for the purpose of maintaining proper sanitation. The SWPCM 2007 provides for solid waste management services which includes the separation, storage, collection, transportation, transfer, processing, recycling, treatment and disposal of controlled solid waste. One of the categories of controlled solid waste under the SWPCM 2007 is construction solid waste.

Construction solid waste is defined under SWPCM 2007 as any solid waste generated from any construction or demolition activity, including improvement, preparatory, repair or alteration works. Pursuant to Solid Waste and Public Cleansing Management (Scheme for Construction Solid Waste) Regulations 2018, the duties of construction solid waste generators or persons in possession of construction solid waste shall include separating the waste according to its types, ensuring proper storage of the waste, making available receptacles for the waste, ensuring that the waste is collected by a licensed collector and keeping a record of the collection services. Any person who contravenes any of the aforementioned duties commits an offence and shall, on conviction, be liable to a fine not exceeding RM10,000.00.

Our Malaysian subsidiaries have taken steps to ensure compliance with the provisions of SWPCM 2007 and all regulations made thereunder.

Regulations Relating to Employment Matters

Employment Act 1955

The Employment Act 1955 (“EA 1955”) is the primary legislation on labour matters and provides for minimum work requirements and benefits of employment, such as maximum working hours, overtime entitlement, leave entitlement, maternity protection, sexual harassment protection and termination benefits. The 1955 Act is applicable only in Peninsular Malaysia and Federal Territory of Labuan, to all employees who have entered into a contract of service. However, employees earning more than RM4,000 a month shall be excluded from provisions under the EA 1955 relating to working on a rest day, overtime payments, statutory entitlement to shift allowances, working on a public holiday and statutory entitlement to termination and lay-off benefits.

It is stated under the EA 1955 that in the event of inconsistency between the terms contained in the employment contract and the provisions prescribed under the EA 1955, the more favourable term shall be enjoyed by the employee. Nevertheless, an employee aggrieved by the inconsistency may lodge a complaint of non-compliance of the standards under the EA 1955 to the Director General of Labour.

Any person who commits an offence under or contravenes any provision of the EA 1955 or any regulations, order or other subsidiary legislation whatsoever made thereunder, in respect of which no penalty is provided, shall be punishable to a fine not exceeding RM50,000 upon conviction. Where an offence has been committed by a body corporate, any person who is a director, manager, or other similar officer of the body corporate at the time of the commission of the offence shall be deemed to have committed the offence and may be charged jointly or severally in the same proceedings as the body corporate.

Industrial Relations Act 1967

Industrial Relations Act 1967 (“IRA 1967”) seeks to promote and maintain industrial harmony and provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment may be referred by the Minister of Human Resources to the Industrial Court. Under the IRA 1967, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment. In the event that a workman considers that he has been dismissed without just cause or excuse by his employer with notice, the workmen may file a representation at any time during the period of such notice but not later than sixty days from the expiry thereof.

Employees’ Provident Fund Act 1991

The Employees’ Provident Fund Act 1991 (“EPFA 1991”) imposes the statutory obligations on employers and employees to make contribution towards the Employees Provident Fund, which is essentially a fund established as a scheme of savings for employees’ retirement and the management of savings for retirement purposes. Pursuant to section 43(1) of the EPFA 1991, it is compulsory for employees and their employers to make monthly contributions on the amount of wages at the rate respectively set out in the Third Schedule of the EPFA. Any employer who fails to pay the necessary contributions to the account of the individual employee shall be liable to imprisonment for a term not exceeding 3 years or to a fine not exceeding RM10,000 or to both.

As of the date of this annual report, we have made the required contributions towards the Employees Provident Fund and we are in compliance with the EPFA 1991 and all regulations made thereunder.

Employees’ Social Security Act 1969

The Employees Social Security Act 1969 (“ESSA 1969”) was implemented to provide protection for employees and their dependents against economic and social distress in the event of invalidity, disablement or employment injury.

The schemes of social security under the 1969 Act are administered by Social Security Organization (“SOCSO”) and are financed by compulsory contributions made by the employers and the employees. All employees, in industries to which the SOCSO Act applies are required to be insured. It is the obligation of the employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates set out in Third Schedule of ESSA 1969.

Pursuant to ESSA 1969, any person being an employer who fails to pay any contributions which he is liable under the ESSA 1969 to pay in respect of or on behalf of any employee shall be punishable with imprisonment for a term which may extend to 2 years, or with fine not exceeding RM10,000, or with both.

As of the date of this annual report, we have made the required contributions under the ESSA 1969 and we are in compliance with the ESSA 1969 and all regulations made thereunder.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 (“EISA 2017”) provides for the establishment of an employment insurance system (“EIS”) administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment which will promote active labour market policies.

All employees in the industries to which the EISA 2017 applies shall be registered and insured by the employers. Under the EISA 2017, both employers and employees (from 18 to 59 years of age) are required to contribute to the EIS with the rates, subject to the revision by the Minister, as specified in the Second Schedule based on the amount of the monthly wages of the employee. Employees who have attained the age of 60, or employees who have attained the age of 57 and have never made contributions under the EISA 2017 before attaining the age of 57, are exempted from this protection plan.

An insured person who considers that he has lost his employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date he considers that he has lost his employment. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

Minimum Wages Order 2024

Pursuant to the Minimum Wages Order 2024, with effect from February 1, 2025, the minimum wage for employees shall be RM1,700 a month for employers who have 5 employees or more and those employers categorized as conducting professional activities regardless of the number of employees they have. From August 1, 2025, the minimum wage for employees shall be RM1,700 a month regardless of the number of employees. Under the National Wages Consultative Council Act 2011, failure to comply with the minimum wage requirement may result in a fine of not more than RM10,000 imposed on the employer for each employee. If an employer is a body corporate, any person who at the time of the commission of the offence was a director, manager, secretary or other similar officer of the body corporate may be charged severally or jointly in the same proceedings with the body corporate and if the body corporate is found to have committed the offence, shall be deemed to have committed that offence unless, having regard to the nature of his functions in that capacity and to all circumstances, he proves that the offence was committed without his knowledge, consent or connivance; and that he had taken all reasonable precautions and exercised due diligence to prevent the commission of the offence.

The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

Regulations Relating to Foreign Exchange Rules

Financial Services Act 2013

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 (“FSA 2013”). The FSA 2013 has prescribed a list of transactions that are prohibited without approval from Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”) and it regulates the domestic and international transactions involving residents and non-residents of Malaysia. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Policy Notices issued by BNM (the “FEP Notices”).

Under the FSA 2013 and the FPE Notices, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FEP Notices, whereas payment made between resident and non-resident of Malaysia may be made either (i) in Malaysian ringgit, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FEP Notices. On the other hand, non-residents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose. Non-residents are also allowed to repatriate divestment proceeds, profits, dividends or any income arising from any investments in Malaysia, provided that the repatriation is made in foreign currency (except for the currency of Israel) and in accordance with the FEP Notices. Any person who fails to comply with any direction of BNM commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 10 years or to a fine not exceeding RM50,000,000 or to both.

Unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiaries are at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2024

Revenue

	As of December 31, 2023		As of December 31, 2024		As of December 31, 2024	Variance
	RM	% of total revenue	RM	% of total revenue	USD	RM	%
Large-scale solar projects	131,988,574	89%	68,864,991	76%	15,387,105	(63,123,583)	(48)%
Commercial and Industrial projects	16,065,399	11%	21,479,597	24%	4,799,374	5,414,198	34%
	148,053,973	100%	90,344,588	100%	20,186,479	(57,709,385)	(39)%

Revenue for the year ended December 31, 2024 was RM90,344,588 (USD20,186,479) representing a decrease of 39% from RM148,053,973 for the fiscal year ended December 31, 2023. The decrease in revenue was mainly driven by lower contribution from large-scale solar projects. The delay in the commencement of large-scale contracts secured during the financial year contributed to the revenue decrease. However, construction for these projects have commenced in year 2025.

Our revenue generated from large-scale solar projects decreased by RM63,123,583 or approximately 48% from RM131,988,574 for the fiscal year ended 2023 to RM68,864,991 (USD15,387,105) for the fiscal year 2024. The decrease was due to the completion of several large-scale solar projects secured in the previous fiscal year. Additionally, delays in the commencement of newly secured large-scale solar projects in fiscal year 2024 further contributed to the decrease.

Our revenue generated from commercial and industrial projects increased by RM5,414,198, or approximately 34% from RM16,065,399 to RM21,479,597 (USD4,799,374) for the fiscal year 2024. The increase was due to securing several rooftop solar projects and increase in number of on-going projects during the fiscal year.

Cost of Sales

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
	RM	RM	USD	RM	%
Material Cost	54,245,611	27,348,569	6,110,729	(26,897,042)	(50)%
Construction Cost	65,513,217	47,319,827	10,573,081	(18,193,390)	(28)%
Staff Cost	3,620,080	4,482,351	1,001,531	862,271	24%
Logistic Cost	1,287,926	1,382,209	308,839	94,283	7%
Tools & Machinery	498,672	242,645	54,216	(256,027)	(51)%
Miscellaneous	5,014,568	2,910,139	650,238	(2,104,429)	(42)%
Depreciation	20,952	416,378	93,035	395,426	1887%
Total cost of sale	130,201,026	84,102,118	18,791,669	(46,098,908)	(35)%

Cost of sales represents our cost incurred in constructing projects, purchasing materials, specific staff costs and other project-related costs incurred for identifiable projects.

The decrease in cost of sales aligned with the overall decrease in revenue, primarily due to the completion of large-scale solar projects from the previous fiscal year and delays in the commencement of newly secured large-scale solar projects. This decrease reflects lower project execution activities during the year, resulting in a decrease in most costs. While staff costs and depreciation increased to maintain the workforce and acquiring assets in anticipation of resumed construction in year 2025.

The material cost for the fiscal year ended December 31, 2024 was RM27,348,569 (USD6,110,729), representing a decrease of 50%, from RM54,245,611 for the fiscal year ended December 31, 2023. The decrease was consistent with the decrease in our revenue mainly due to the decrease in sales of goods and lesser active large-scale solar project, leading to reduced procurement of solar panels, mounting structures and other key materials.

The construction cost for the fiscal year ended December 31, 2024 was RM47,319,827 (USD10,573,081), representing a decrease of 28%, from RM65,513,217 for the fiscal year ended December 31,2023. The decrease was in line with the decrease in our revenue from executing large-sized contracts, resulted in lower subcontractor costs incurred.

The staff costs for the fiscal year ended December 31, 2024 was RM4,482,351 (USD1,001,531), representing an increase of 24%, from RM3,620,080 for the fiscal year ended December 31, 2023. The increase was due to the expansion of our operation team to execute large-scale projects secured in the previous fiscal year and during the year, aligned with an increase in our number of full-time employees.

The logistic costs for the fiscal year ended December 31, 2024 was RM1,382,209 (USD308,839), representing an increase of 7%, from RM1,287,926 for fiscal year ended December 31, 2023. The increase was due to the higher rental expenses for company vehicles used for site travel and increased warehouse storage costs to maintain a high inventory level for upcoming projects.

The tools and machinery for fiscal year ended December 31, 2024 was RM242,645 (USD54,216), representing a decrease of 51%, from RM498,672 for the fiscal year ended December 2023. The decrease was due to a decrease in upkeep of machinery, small tools and hardware as most of the large-scale projects were completed during the financial year.

The miscellaneous for fiscal year ended December 31, 2024 was RM2,910,139 (USD650,238), representing a decrease of 42%, from RM5,014,568 for the fiscal year ended December 2023. The decrease was due to a decrease in rental of heavy machinery and equipment as most of the large-scale projects were completed during the financial year.

The depreciation for fiscal year ended December 31, 2024 was RM416,378 (USD93,035), representing a significant increase of 1887%, from RM20,952 for the fiscal year ended December 2023. The increase was due to Founder Assets invested in rooftop solar assets and the successful commissioning of these long-term solar assets, which commenced power generation during the financial year.

Selling and Administrative Expenses

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
	RM	RM	USD	RM	%
Audit fees	75,140	731,900	163,535	656,760	874
Stamp duty	180,914	85,838	19,180	(95,076)	(53)
Bank charges	43,846	25,999	5,809	(17,847)	(41)
Insurance premiums	155,238	362,328	80,958	207,090	133
Information and Communication Technology subscription	84,300	105,798	23,639	21,498	26
Management fees	102,109	111,836	24,988	9,727	10
Loss on foreign exchange	360,799	1,312,086	293,171	951,287	264
Depreciation	302,231	355,596	79,455	53,365	18
Directors’ fee, salaries and other related expenses	608,991	1,051,266	234,894	442,275	73
Employee benefits expenses	2,624,668	3,511,965	784,709	887,297	34
Impairment losses on contract assets	296,776	2,372,132	530,026	2,075,356	699
Impairment losses on trade receivables	—	552,875	123,534	552,875	100
Other expenses	1,863,635	1,270,582	283,896	(593,053)	(32)
	6,698,647	11,850,201	2,647,794	5,151,554	77

Selling and administrative expenses mainly comprise of employee benefits expenses, directors’ fee, impairment losses on trade receivables and contract assets, loss on foreign exchange, consultancy fees, legal and professional fees and audit fees and other administrative expenses. The selling and administrative expenses increased significantly by 5,151,554 (USD1,151,057), or approximately 77%, from RM6,698,647 in fiscal year 2023 to RM11,850,201 (USD2,647,794) in fiscal year 2024. The increase was mainly attributable to the following reasons:

Insurance premiums paid for fiscal year ended December 31, 2024 was RM362,328 (USD80,958), representing an increase of 133% from RM155,238 in fiscal year ended December 31, 2023. The increase in insurance premiums was mainly due to the increase in headcounts and assets under insured.

ICT subscription paid for fiscal year ended December 31, 2024 was RM105,798 (USD23,639), representing increase of 26% from RM84,300 for fiscal year ended December 31, 2023. The increase in ICT subscription was due to the more subscription on accounting and project-related software, as well as computer software during the year.

Management fees paid for fiscal year ended December 31, 2024 was RM111,836 (USD24,988), representing an increase of 10%, from RM102,109 in fiscal year ended December 31, 2023. The slight increase in management fees was due to the annual revision of management fees by our holding company.

Loss on foreign exchange incurred for fiscal year ended December 31, 2024 was RM1,312,086 (USD293,171), representing an increase of 264%, from RM360,799 in fiscal year ended December 31, 2023. The significant increase in both realized and unrealized loss of foreign exchange was due to ongoing weakening of RM against foreign currencies, particularly the USD and CNY, impacting both trade and non-trade transactions.

Depreciation of plant and equipment and right-of-use assets incurred for fiscal year ended December 31, 2024 was RM355,596 (USD79,455), representing an increase of 18%, from RM302,231 in fiscal year ended December 31, 2023. The increase was primarily attributable to the acquisition of additional fixed assets, including office renovation for our newly leased office and motor vehicle.

Impairment losses on contract assets incurred for fiscal year ended December 31, 2024 was RM2,372,132 (USD530,026), representing an increase of 699%, from RM296,776 in fiscal year ended December 31, 2023. The significant increase in impairment losses on contract assets was due to the provision made for a large-scale solar project. The Company is having ongoing negotiation with the customer to conclude the final billing for this project.

Impairment losses on trade receivables incurred for fiscal year ended December 31, 2024 was RM552,875 (USD123,534). The increase in impairment losses on trade receivables mainly due to the provision made for a receivable for a specific project.

Other selling and administrative expenses mainly consist of legal and professional fees, back-charged expenses from customer, project tender fees, entertainment expenses, office expenses and travelling expenses. The legal and professional fees mainly comprise of one-off expenses related to the IPO exercise, including but not limited to legal and consultancy fees, accountants’ fees, investor relations consultant’s fees and other associated costs.

Employee Benefits Expenses

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024	Variance
	RM	RM	USD	RM	%
Directors’ fees	—	212,633	47,510	212,633	100
Directors’ salaries	427,875	556,692	124,387	128,817	30
Admin salaries	1,837,873	2,261,769	505,367	423,896	23
Technical staff salaries	2,462,096	3,036,224	678,410	574,128	23
Total	4,727,844	6,067,318	1,355,674	1,339,474	28

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024	Variance
	RM	RM	USD	RM	%
Director related expenses	181,116	281,941	62,997	100,825	56
Admin related expenses	786,795	1,250,196	279,342	463,401	59
Technical staff related expenses	1,182,943	1,449,449	323,863	266,506	23
Total	2,150,854	2,981,586	666,202	830,732	39

Our employee benefit expenses for fiscal year ended December 31, 2024 were RM7,997,638 (USD1,786,982), representing an increase of 28%, from RM6,269,707 for the fiscal year ended December 2023. The increase was due to the increase in number of staff employed in fiscal year ended December 31, 2024 of 82 from 45 for fiscal year ended December 31, 2023 to support the company’s business expansion.

Directors’ fees, salaries and director related expenses paid for fiscal year ended December 31, 2024 was RM1,051,266 (USD234,894), representing an increase of 73%, from RM608,991 in fiscal year ended December 31, 2023. The significant increase was mainly due to the increased in the number of Directors appointed to ensure compliance with regulatory requirements following the IPO exercise. Furthermore, Directors’ salaries have been revised during the financial year to account for the Directors’ increased responsibilities and duties.

Other Income

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
	RM	RM	USD	RM	%
Interest income	47,255	102,605	22,926	55,350	117
Realized gain on foreign exchange	5,421	862,011	192,607	856,590	15801
Unrealized gain on foreign exchange	(15,417)	242,589	54,204	258,006	(1674)
Discount received	4,860	—	—	(4,860)	(100)
Income from secondment of staff	93,310	86,864	19,409	(6,446)	(7)
Income from tender preparation	—	73,254	16,367	73,254	100
Back-charged costs to subcontractors	—	642,638	143,590	642,638	100
Others	4,991	13,918	3,110	8927	179
	140,420	2,023,879	452,213	1,883,459	1341

Other income mainly derived from income from realized and unrealized gain on foreign exchange, back-charged costs to subcontractors, secondment of staff and interest income.

In the fiscal year 2023, our other income primarily consists of interest income and income from secondment of staff. The interest income derived from fixed deposits placed with financial institutions and the income from secondment of staff related to the monthly reimbursement of employee’s salary seconded to our largest shareholder, Reservoir Link Energy Bhd.

In the fiscal year 2024, our other income primarily consists of realized and unrealized gain on foreign exchange, interest income and income from secondment of staff. The realized and unrealized gains on foreign exchange were a result of the MYR appreciating against the Chinese Renminbi and United States Dollar from the invoice date to the year’s end on December 31, 2024. The cost back-charged to subcontractors include project-related costs necessary for the execution of works under their respective scopes. The interest income was earned from fixed deposits placed with financial institutions and the income from secondment of staff is similar with the reimbursement charged in the fiscal year 2023.

Finance Cost

Finance cost is mainly derived from interest expenses charged by financial institutions on working capital financing under banking facilities and interest expenses charged by our holding company for advances.

Interest expenses for the fiscal year ended December 31, 2024 were RM2,066,597 (USD461,758), representing an increase of 38%, from RM1,501,573 in the fiscal year ended December 31, 2023. The increase in interest expenses was due to the increase in utilization of term loan and trade financing from financial institutions and advances received from our holding company to cater for the increase in working capital requirement as a result of our business expansion.

Income Tax

Our current taxation decreased from RM2,646,079 for the fiscal year ended December 31, 2023 to income tax benefit of RM500,444 (USD111,818) for the fiscal year ended December 31, 2024 due to a decrease of 119% in taxable income, as the company incurred a loss during the financial year. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates of 24% (2023: 24%) on the taxable income for the fiscal year ended December 31, 2024.

Segment Operation

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in the financial statements and related notes included elsewhere in this annual report.

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	100,377,899	50,641,696	11,315,315
Commercial & Industrial Contract Services	12,289,223	17,091,509	3,818,905
Large Scale Solar Sales of Goods	31,610,675	18,223,295	4,071,790
Commercial & Industrial Sales of Goods	3,776,176	4,388,088	980,469
Total revenue	148,053,973	90,344,588	20,186,479

Cost of Sales
Large Scale Solar Contract Services	(87,239,254)	(48,888,238)	(10,923,525)
Commercial & Industrial Contract Services	(10,880,570)	(14,634,333)	(3,269,877)
Large Scale Solar Sales of Goods	(28,926,094)	(16,521,415)	(3,691,523)
Commercial & Industrial Sales of Goods	(3,155,108)	(4,058,132)	(906,744)
Total cost of sales	(130,201,026)	(84,102,118)	(18,791,669)

Large Scale Solar Gross profit	15,823,226	3,455,338	772,057
Commercial & Industrial Gross profit	2,029,721	2,787,132	622,753
Total gross profit	17,852,947	6,242,470	1,394,810
Selling and administrative expenses	(6,596,538)	(11,734,782)	(2,622,005)
Selling and administrative expenses to related parties	(102,109)	(115,419)	(25,789)
Income from operations before income tax	11,154,300	(5,607,731)	(1,252,984)

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
Total assets	RM	RM	Convenience Translation USD	RM	%
Large Scale Solar segment	60,580,358	49,139,582	10,979,685	(11,440,776)	(19)
Commercial & Industrial segment	12,553,577	33,956,854	7,587,277	21,403,277	170
Total of reportable segments	73,133,935	83,096,436	18,566,962	9,962,501	14
Corporate and other	10,739,584	31,195,694	6,970,326	20,456,110	190
Consolidated total assets	83,873,519	114,292,130	25,537,288	30,418,611	36

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
Total liabilities	RM	RM	Convenience Translation USD	RM	%
Large Scale Solar segment	33,875,532	21,362,655	4,773,245	(12,512,877)	(37)
Commercial & Industrial segment	4,543,341	29,714,895	6,639,458	25,171,554	554
Total of reportable segments	38,418,873	51,077,550	11,412,703	12,658,677	33
Corporate and other	30,664,984	46,093,102	10,298,984	15,428,118	50
Consolidated total liabilities	69,083,857	97,170,652	21,711,687	28,086,795	41

Revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the fiscal year ended December 31, 2023 and 2024. Cost of sales reported above represents direct cost related to each business unit and indirect cost that can’t be segregated into each respective business unit was presented under selling and administrative expenses.

Our gross profit from large scale solar projects decreased by RM12,367,888 or approximately 78% from RM15,823,226 for the fiscal year ended 2023 to RM3,455,338 (USD772,057) for the fiscal year 2024. The significant decrease was due to the completion of several large-scale solar projects secured in the previous fiscal year with lower profit margins. The lower margins were a result of lower project execution activities during the year. Despite the slowdown, the Company has continued to maintain its overhead costs in anticipation of increased construction activities expected to resume in year 2025, following delays in the implementation of large-scale solar projects in year 2024.

Our gross profit from commercial and industrial projects experienced an increase by RM757,411 or approximately 37% from RM2,029,721 to RM2,787,132 (USD622,753) for the fiscal year 2024. The increase was due to securing and execution new rooftop solar projects and increase in number of on-going projects throughout the fiscal year. The profit margin remained consistent as compared to the previous fiscal year.

The total assets for our large-scale solar segment decreased by RM11,440,776 or approximately 19% from RM60,580,358 for the fiscal year ended 2023 to RM49,139,582 (USD10,979,685) for the fiscal year 2024. The decrease was mainly due to a decrease in such segment’s contract assets which is in line with the decrease in revenue for our large-scale solar segment.

The total assets for our commercial and industrial segment increased significantly by RM21,403,277 or approximately 170% from RM12,553,577 for the fiscal year ended 2023 to RM33,956,854 (USD7,587,277) for the fiscal year 2024. The significant increase was mainly due to an increase in such segment’s plant and equipment due to the expansion of asset development. The increase was attributed to the acquisition of multiple rooftop solar assets with the successful commissioning of these long-term solar assets.

The total assets for our corporate and other segment increased by RM20,456,110 or approximately 190% from RM10,739,584 for the fiscal year ended 2023 to RM31,195,694 (USD6,970,326) for the fiscal year 2024. The increase was due to an increase in cash and bank balances from the proceeds of initial public offering.

The total liabilities for our large-scale solar segment decreased by RM12,512,877 or approximately 37% from RM33,875,532 for the fiscal year ended 2023 to RM21,362,655 (USD4,773,245) for the fiscal year 2024. The decrease was mainly due to a decrease in such segment’s trade payables which is in line with the decrease in cost of sales for our large-scale solar segment.

The total liabilities for our commercial and industrial segment increased drastically by RM25,171,554 or approximately 554% from RM4,543,341 for the fiscal year ended 2023 to RM29,714,895 (USD6,639,458) for the fiscal year ended 2024. The increase was due to the increase in other payables, mainly attributable to the unpaid purchase consideration for the acquisition of rooftop solar assets.

The total liabilities for our corporate and other segment increased by RM15,428,118 or approximately 50% from RM30,664,984 for the fiscal year ended 2023 to RM46,093,102 (USD10,298,984) for the fiscal year 2024. The increase was mainly due to an increase in bank and other borrowings as a result of utilization of working capital financing from financial institutions. Additionally, there was an increase in other payables due to the unpaid consultancy fees relating to the IPO exercise.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2023

Revenue

	As of December 31, 2022		As of December 31, 2023		As of December 31, 2023	Variance
	RM	% of total revenue	RM	% of total revenue	USD	RM	%
Large-scale solar projects	51,761,466	82%	131,988,574	89%	28,746,287	80,227,108	155%
Commercial and Industrial projects	11,748,000	18%	16,065,399	11%	3,498,944	4,317,399	37%
	63,509,466	100%	148,053,973	100%	32,245,231	84,544,507	133%

Revenue for the year ended December 31, 2023 was RM148,053,973 (USD32,245,231) representing an increase of 133% from RM63,509,466 for the fiscal year ended December 31, 2022. The increase in revenue was due to execution of projects secured in the previous year in addition to larger scale contracts secured during the financial year.

Our revenue generated from large-scale solar projects increased by RM80,227,108 or approximately 155% from RM51,761,466 for the fiscal year ended 2022 to RM131,988,574 (USD28,746,287) for the fiscal year 2023. The increase was due to securing larger scale projects as compared to the previous fiscal year.

Our revenue generated from commercial and industrial projects increased by RM4,317,399, or approximately 37% from RM11,748,000 to RM16,065,399 (USD3,498,944) for the fiscal year 2023. The increase was due to securing several rooftop projects during the fiscal year.

Cost of Sales

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023	Variance
	RM	RM	USD	RM	%
Material Cost	31,235,746	54,245,611	11,814,355	23,009,865	74
Construction Cost	18,418,808	65,513,217	14,268,369	47,094,409	256
Staff Cost	2,167,536	3,620,080	788,431	1,452,544	67
Logistic Cost	918,430	1,287,926	280,502	369,496	40
Tools & Machinery	142,452	498,672	108,608	356,220	250
Miscellaneous	1,667,629	5,014,568	1,092,142	3,346,939	201
Depreciation	274,499	20,952	4,563	(253,547)	(92)
Total cost of sale	54,825,100	130,201,026	28,356,970	75,375,926	137

Cost of sales represents our cost incurred in constructing projects, purchasing materials and specific staff cost incurred for identifiable projects.

The material cost for the fiscal year ended December 31, 2023 was RM54,245,611 (USD11,814,355), representing an increase of 74%, from RM31,235,746 for the fiscal year ended December 31, 2022. The increase was consistent with the increase in our revenue as a result of securing larger size contracts.

The construction cost for the fiscal year ended December 31, 2023 was RM65,513,217 (USD14,268,369), representing an increase of 256% from RM18,418,808 for the fiscal year ended December 31,2022. The increase is in line with the increase in our revenue from executing large-sized contracts.

The staff costs for the fiscal year ended December 31, 2023 was RM3,620,080 (USD788,431), representing an increase of 67% from RM2,167,536 for the fiscal year ended December 31, 2022. The increase was due to the expansion of our operation team to execute larger scale projects secured during the year.

The logistic costs for the fiscal year ended December 31, 2023 was RM1,287,926 (USD280,502), representing an increase of 40%, from RM918,430 for fiscal year ended December 31, 2022. The increase was due to the higher volume of shipping activities due to the increase in capacity of projects.

The tools and machinery for fiscal year ended December 31, 2023 was RM498,672 (USD108,608), representing an increase of 250%, from RM142,452 for the fiscal year ended December 2022. The increase was due to an increase in rental of machinery to cope with requirements for larger size projects.

Selling and Administrative

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023	Variance
	RM	RM	USD	RM	%
Legal and Professional fees	117,676	1,185,352	258,162	1,067,676	907
Stamp duty	131,819	180,914	39,402	49,095	37
Insurance premiums	60,634	155,238	33,810	94,604	156
Bank charges	147,490	43,846	9,549	(103,644)	(70)
ICT subscription	111,111	84,300	18,360	(26,811)	(24)
Management fees	98,757	102,109	22,239	3,352	3
Loss on foreign exchange	126,581	360,799	78,580	234,218	185
Directors’ fee	527,742	608,991	132,635	81,249	15

Selling and administrative expenses mainly comprise of legal and professional fees, stamp duty, insurances, bank charges, ICT subscription, management fees, loss on foreign exchange and directors’ fee.

The professional fees for fiscal year ended December 31, 2023 was RM1,185,352 (USD258,162), representing an increase of 907%, from RM117,676 for fiscal year ended December 31, 2022, which increase mainly due to professional fees paid for IPO exercise.

Stamp duty paid for fiscal year ended December 31, 2023 was RM180,914 (USD39,402), representing an increase of 37% from RM131,819 in fiscal year ended December 31, 2022. The increase in stamp duty paid during the year was due to additional bank financing secured during the year.

Insurance premiums paid for fiscal year ended December 31, 2023 was RM155,238 (USD33,810), representing an increase of 156% from RM60,634 in fiscal year ended December 31, 2022. The increase in insurance premiums mainly due to increase in headcounts and assets under insured.

Bank charges paid for fiscal year ended December 31, 2023 was RM43,846 (USD9,549), representing decrease of 70% from RM147,490 in fiscal year ended December 31, 2022. The decrease in bank charges due to no similar issuance of bank guarantee during the financial year.

ICT subscription paid for fiscal year ended December 31, 2023 was RM84,300 (USD18,360), representing decrease of 24% from RM111,111 for fiscal year ended December 31, 2022. The decrease in ICT subscription due to lesser subscription on ad-hoc software during the year.

Management fees paid for fiscal year ended December 31, 2023 was RM102,109 (USD22,239), representing an increase of 3%, from RM98,757 in fiscal year ended December 31, 2022. The slight increase in management fees was due to the annual revision of management fees by our holding company.

Loss on foreign exchange incurred for fiscal year ended December 31, 2023 was RM360,799 (USD78,580), representing an increase of 185%, from RM126,581 in fiscal year ended December 31, 2022. The increase in loss of foreign exchange was due to ongoing weakening of RM against foreign currency such as USD and CNY.

Directors’ fees paid for fiscal year ended December 31, 2023 was RM608,991 (USD132,635), representing an increase of 15%, from RM527,742 in fiscal year ended December 31, 2022. The increase was mainly due to salary revision granted during the financial year.

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023	Variance
	RM	RM	USD	RM	%
Director salaries	378,000	427,875	93,189	49,875	13
Admin salaries	1,299,412	1,837,873	400,277	538,461	41
Technical staff salaries	213,130	2,462,096	536,229	2,248,966	1055
Total	1,890,542	4,727,844	1,029,695	2,837,302	150

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023	Variance
	RM	RM	USD	RM	%
Director related expenses	149,742	181,116	39,446	31,374	21
Admin related expenses	390,268	786,795	171,359	396,527	102
Technical staff related expenses	1,954,406	1,182,943	257,638	(771,463)	(39)
Total	2,494,416	2,150,854	468,443	(343,562)	(14)

Our employee benefit expense for fiscal year ended December 31, 2023 was RM6,878,698 (USD1,498,138), representing an increase of 57%, from RM4,384,958 for the fiscal year ended December 2022. The increase was due to the increase in staff employed in fiscal year ended December 31, 2023 of 45 from 29 for fiscal year ended December 31, 2022.

Other Income

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023	Variance
	RM	RM	USD	RM	%
Interest income	1,341	47,255	10,292	45,914	3,424
Realized gain on foreign exchange	72,859	5,421	1,181	(67,438)	(93)
Unrealized gain on foreign exchange	67,736	(15,417)	(3,358)	(83,153)	(123)
Discount received	1,700	4,860	1,059	3,160	186
Gain from secondment of staff	110,524	93,310	20,388	(17,214)	(16)
Others	—	4,991	1,087	4,991	100
	254,160	140,420	30,584	(113,740)	(45)

Other income mainly derived from gain from secondment of staff, interest income, realized and unrealized gain on foreign exchange.

In the fiscal year 2022, our other income primarily consisted of 2 significant components: unrealized gains on foreign exchange and gains from the secondment of staff. The unrealized gains on foreign exchange were a result of the MYR appreciating against the Chinese Renminbi by no more than 5% during the period spanning from the invoice date to the year’s end on December 31, 2022. The gain from secondment of staff is reimbursement of employee’s salary seconded to our largest shareholder, Reservoir Link Energy Bhd.

In the fiscal year 2023, our other income primarily consists of interest income and gain from secondment of staff. The interest income derived from fixed deposits placed with financial institutions and the gain from secondment of staff is similar with the reimbursement charged in fiscal year ended December 31, 2022.

Finance Cost

Finance cost is mainly derived from interest expenses charged by financial institution and interest expenses charged by our holding company for advances.

Interest expenses for the fiscal year ended December 31, 2023 were RM1,501,573 (USD327,033), representing an increase of 356%, from RM329,336 in the fiscal year ended December 31, 2022. The increase in interest expenses was due to the increase in utilization of working capital financing from financial institutions and advances received from our holding company to cater for the increase in working capital requirement as a result of our business expansion.

Income Tax

Our current taxation increased from RM1,247,733 for the fiscal year ended December 31, 2022 to RM2,646,079 (USD576,299) for the fiscal year ended December 31, 2023 due to an increase of 112% in taxable income during the year.

Segment Operation

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in the financial statements and related notes included elsewhere in this annual report.

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	32,657,036	100,377,899	21,861,680
Commercial & Industrial Contract Services	6,490,282	12,289,223	2,676,516
Large Scale Solar Sales of Goods	19,104,430	31,610,675	6,884,607
Commercial & Industrial Sales of Goods	5,257,718	3,776,176	822,428
Total revenue	63,509,466	148,053,973	32,245,231

Cost of Sales
Large Scale Solar Contract Services	(27,734,735)	(87,239,254)	(19,000,165)
Commercial & Industrial Contract Services	(4,566,630)	(10,880,570)	(2,369,720)
Large Scale Solar Sales of Goods	(17,641,212)	(28,926,094)	(6,299,922)
Commercial & Industrial Sales of Goods	(4,882,523)	(3,155,108)	(687,163)
Total cost of sales	(54,825,100)	(130,201,026)	(28,356,970)

Large Scale Solar Gross profit	6,385,519	15,823,226	3,446,200
Commercial & Industrial Gross profit	2,298,847	2,029,721	442,061
Total gross profit	8,684,366	17,852,947	3,888,261
Selling and administrative expenses	(3,244,159)	(6,596,538)	(1,436,685)
Selling and administrative expenses to related parties	(173,792)	(102,109)	(22,239)
Income from operations before income tax	5,266,415	11,154,300	2,429,337

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023	Variance
Total assets	RM	RM	Convenience Translation USD	RM	%
Large Scale Solar segment	20,133,617	60,580,358	13,194,023	40,446,741	201
Commercial & Industrial segment	3,717,891	12,553,577	2,734,091	8,835,686	238
Total of reportable segments	23,851,508	73,133,935	15,928,114	49,282,427	207
Corporate and other	10,504,811	10,739,584	2,339,015	234,773	2
Consolidated total assets	34,356,319	83,873,519	18,267,129	49,517,200	144

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023	Variance
Total liabilities	RM	RM	Convenience Translation USD	RM	%
Large Scale Solar segment	14,122,911	33,875,532	7,377,880	19,752,621	140
Commercial & Industrial segment	5,274,767	4,543,341	989,511	(731,426)	(14)
Total of reportable segments	19,397,678	38,418,873	8,367,391	19,021,195	98
Corporate and other	7,320,208	30,664,984	6,678,642	23,344,776	319
Consolidated total liabilities	26,717,886	69,083,857	15,046,033	42,365,971	159

Revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the fiscal year ended December 31, 2022 and 2023. Cost of sales reported above represents direct cost related to each business unit and indirect cost that can’t be segregated into each respective business unit was presented under selling and administrative expenses.

Our gross profit from large scale solar projects increased by RM9,437,707 or approximately 148% from RM6,385,519 for the fiscal year ended 2022 to RM15,823,226 (USD3,446,200) for the fiscal year 2023. The increase was due to the securing of larger scale projects as compared to the previous fiscal year.

Our gross profit from commercial and industrial projects experienced a slight decrease by RM269,126 or approximately 12% from RM2,298,847 to RM2,029,721 (USD442,061) for the fiscal year 2023. The decrease was due to new projects secured during the year contributed lower margin as compared to fiscal year 2022 as a result of an increase in material cost.

The total assets for our large-scale solar segment increased by RM40,446,741 or approximately 201% from RM20,133,617 for the fiscal year ended 2022 to RM60,580,358 (USD13,194,023) for the fiscal year 2023. The increase was mainly due to an increase in such segment’s contract assets and trade receivables which is in line with the increase in revenue for our large-scale solar segment.

The total assets for our commercial and industrial segment increased by RM8,835,686 or approximately 238% from RM3,717,891 for the fiscal year ended 2022 to RM12,553,577 (USD2,734,091) for the fiscal year 2023. The increase was mainly due to an increase in such segment’s trade receivables, contract assets and amount owing from related parties which is in line with the increase in revenue for our commercial and industrial segment.

The total assets for our corporate and other segment increased by RM234,773 or approximately 2% from RM10,504,811 for the fiscal year ended 2022 to RM10,739,584 (USD2,339,015) for the fiscal year 2023. The slight increase was due to movement of cash and bank balances and other receivables and prepayment.

The total liabilities for our large-scale solar segment increased by RM19,752,621 or approximately 140% from RM14,122,911 for the fiscal year ended 2022 to RM33,875,532 (USD7,377,880) for the fiscal year 2023. The increase was mainly due to an increase in such segment’s trade payables which is in line with the increase in cost of sales for our large-scale solar segment.

The total liabilities for our commercial and industrial segment decreased by RM731,426 or approximately 14% from RM5,274,767 for the fiscal year ended 2022 to RM4,543,341 (USD989,511) for the fiscal year ended 2023. The decrease was due to reduction in trade payables as a result of repayment during the year.

The total liabilities for our corporate and other segment increased by RM23,344,776 or approximately 319% from RM7,320,208 for the fiscal year ended 2022 to RM30,664,984 (USD6,678,642) for the fiscal year 2023. The increase was mainly due to an increase in bank borrowings as a result of utilization of working capital financing from financial institutions.

Discussion on Certain Key Items on the Consolidated Statement of Financial Position

	Note	2023	2024	2024
		RM	RM	USD
ASSETS
Non-current assets
Plant and equipment	6	1,661,549	26,582,995	5,939,671
Right-of-use assets	7	213,761	739,244	165,176
Trade receivables	9	2,665,887	2,478,739	553,846
Deferred tax asset	19	74,000	74,000	16,534
Total non-current assets		4,615,197	29,874,978	6,675,227

Current assets
Contract assets	8	50,993,047	32,547,589	7,272,392
Trade receivables	9	13,235,993	18,794,355	4,199,387
Inventories	10	1,863,933	3,049,405	681,355
Other receivables and prepayment	12	4,358,044	12,944,794	2,892,368
Amount due from related parties	11	3,207,158	2,420,493	540,382
Cash and bank balances		5,600,147	13,901,973	3,106,239
Income tax receivable	19	—	758,543	169,488
Total current assets		79,258,322	84,417,152	18,862,061
Total assets		83,873,519	114,292,130	25,537,288

LIABILITIES AND EQUITY
Current liabilities
Trade payables	9	38,418,873	27,396,814	6,121,509
Other payables and accrued liabilities	12	1,266,140	31,816,499	7,109,038
Bank and other borrowings	13	23,897,880	32,940,381	7,360,157
Lease liabilities	7	141,816	276,524	61,786
Amount due to related parties	11	2,759,913	2,168,066	484,430
Income tax payable	19	1,714,168	1,597	357
Total current liabilities		68,198,790	94,599,881	21,137,277

Non-current liabilities
Lease liabilities	7	73,831	471,295	105,306
Bank and other borrowings	13	811,236	2,099,476	469,104
Total non-current labilities		885,067	2,570,771	574,410
Total liabilities		69,083,857	97,170,652	21,711,687

Capital and reserves
Share capital	14	69,284	7,425,257	1,659,090
Reserves	15	1,704,989	1,704,989	380,961
Retained earnings		13,009,029	7,859,024	1,756,010
Other comprehensive income		6,360	132,208	29,540
Total equity		14,789,662	17,121,478	3,825,601
Total liabilities and equity		83,873,519	114,292,130	25,537,288

Contract Assets and Contract Liabilities

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	USD
Contract Assets
Contract cost	128,952,000	189,071,858	42,245,974
Contract margin	22,018,596	24,840,605	5,550,353
Contract revenue recognized	150,970,596	213,912,463	47,796,327
Less: Bill to trade receivables	(100,687,277)	(180,008,528)	(40,220,875)
Contract assets carried forward	50,283,319	33,903,935	7,575,452
Contract cost assets	959,005	—	—
Less: Provision for impairment loss	(296,776)	(2,668,908)	(596,337)
Add: Accrued revenue	47,499	1,312,562	293,277
Balance carried forward	50,993,047	32,547,589	7,272,392

Increase/(Decrease) in contract assets	32,709,220	(18,445,458)	(4,121,429)
Increase in provision for impairment loss	(296,776)	(2,372,132)	(530,026)

Contract Liabilities
Balance brought forward	806,058	—	—
Add: Deposits and prepayment from customer	(800,058)	—	—
Adjustment for unrealized foreign exchange movement	12,070	—	—
Adjustment to other payables	(18,070)	—	—
Balance carries forward	—	—	—

Decrease in contract liabilities	(806,058)	—	—

The contract assets primarily relate to our right to consideration for work completed on contracts but not yet billed as at the reporting date. The amount will be transferred to trade receivables when our Company issues billings in the manner as established in the contracts with customers.

The contract assets increased to RM32,547,589 (USD7,272,392) as of December 31, 2024, representing decrease of 36% from RM50,993,047 in fiscal year ended December 31, 2023, which is aligns with the decrease in our revenue and number of ongoing large-scale solar projects undertaken during the fiscal year.

Trade and Other Receivables

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	USD
Trade receivables
Non-Current
Project retention receivables	2,665,887	2,478,739	553,846

Current
Trade receivables	12,156,133	16,195,071	3,618,606
Project retention receivables	698,429	1,168,425	261,071
Accrued liquidated ascertained damages to sub-Contractors	408,980	2,011,284	449,399
Less: Provision for expected credit loss	(27,549)	(580,425)	(129,689)
Total current trade receivables	13,235,993	18,794,355	4,199,387
Total trade receivables	15,901,880	21,273,094	4,753,233

Increase in total trade receivables	11,922,137	5,371,214	1,200,137
Increase in provision for expected credit loss	—	552,876	123,534

Other receivables
Project deposits	252,490	323,067	72,186
Prepayment to supplier	1,843,652	10,925,338	2,441,144
Other receivables	813,020	240,666	53,774
Other deposits and prepayment	1,448,882	1,455,723	325,264
Total other receivables	4,358,044	12,944,794	2,892,368

Our dealing with customers is either on cash or credit terms. The customers that deal with our Company on credit terms are generally granted credit terms of 30 days to 90 days. Other credit terms may be negotiated with customers on a case-by-case basis.

The trade receivables increased from RM15,901,880 as of December 31, 2023 to RM21,273,094 (USD4,753,233) as of December 31, 2024 representing 34% increase despite a decrease in overall revenue, primarily due to billings for a large project that were issued toward the end of the financial year.

The other receivables increased significantly from RM4,358,044 as of December 31, 2023 to RM12,944,794 (USD2,892,368) as of December 31, 2024 representing 197% increase, mainly due to the increase in prepayment made to suppliers as down payments for sub-contractor works and material purchases to support newly secured large-scale solar projects execution.

Trade and Other Payables

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	USD
Trade payables
Trade payables	37,268,115	25,204,848	5,631,739
Project retention payable	1,150,758	2,191,966	489,770
Total trade payables	38,418,873	27,396,814	6,121,509

Increase/(Decrease) in total trade payables	19,827,253	(11,022,059)	(2,462,755)

Other payables
Accrued staff cost	349,035	683,062	152,623
Other payables and accrued expenses	782,911	30,314,506	6,773,434
Prepayment from customer	134,194	818,931	182,981
Total other payables	1,266,140	31,816,499	7,109,038

Our dealing with suppliers is either on cash or credit terms. The suppliers that deal with our Company on credit terms generally grant credit terms of 7 days to 90 days. Other credit terms may be negotiated with suppliers on a case-by-case basis.

The trade payables decreased from RM38,418,873 as of December 31, 2023 to RM27,396,814 (USD6,121,509) as of December 31, 2024, representing a decrease of 29%, which is in line with the decrease in cost of sales, where the value of ongoing project is lower than ongoing project in fiscal year ended December 31, 2023.

The other payables increased significantly from RM1,266,140 as of December 31, 2023 to RM31,816,499 (USD7,109,038) as of December 31, 2024, representing an increase of 2413% due to the unpaid balance of the purchase consideration for the acquisition of rooftop solar assets, which remained outstanding at the end of the financial year.

Bank Borrowings

	Capacity	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	USD
Line of Credit
Ambank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	1,324,110	3,692,949	825,148
Ambank Islamic Bank – Invoice Financing, at Base Financing Rate	20,000,000	6,935,623	19,502,322	4,357,574
Ambank Islamic Bank – Accepted Bills, at Islamic Interbank Discounting Rate + 1.50%	10,200,000	5,243,619	436,269	97,479
Ambank Islamic Bank – Invoice Financing, at Base Financing Rate	—	4,413,485	—	—
CIMB Islamic Bank – Accepted Bills, at Accepted Bills + 1.50%	8,000,000	3,371,782	—	—
CIMB Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	—	1,421,601	6,257,673	1,398,206
CIMB Islamic Bank - Overdraft, at Base Financing Rate +0.5%	500,000	—	460,338	102,857
Maybank Islamic Bank - Invoice Financing, at Cost of Funds + 1.5%	5,000,000	—	1,363,007	304,549
Maybank Islamic Bank - Overdraft, at Base Financing Rate +1.0%	1,000,000	—	1,005,262	224,614
Sunway SCF Sdn Bhd. – Invoice Factoring	—	1,056,440	—	—
Ambank Islamic Bank – Term Financing, at Base Financing Rate – 1%	1,000,000	942,456	862,876	192,800
Ambank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	9,700,000	—	1,209,161	270,175
	65,400,000	24,709,116	34,789,857	7,773,402

Hire purchase payable		—	250,000	55,859
Total bank borrowings		24,709,116	35,039,857	7,829,261

Our bank borrowings increased from RM24,709,116 as of December 31 2023 to RM35,039,857 (USD7,829,261) as of December 31, 2024, representing an increase of 42%. The increase in bank borrowings were due to additional trade financing utilized for working capital purpose to support our ongoing projects and utilization of term loan for financing of investment of solar assets.

B. Liquidity and Capital Resources

Our business requires substantial capital to fund:

●	Current operating costs;

●	Potential investment in new renewable energy assets and other new acquisition;

●	Unforeseen events; and

●	Other business expenses.

We expect to satisfy our capital requirements through a combination of cash on hand, cash flow from operations, borrowings under existing and anticipated future financing arrangements and the issuance of additional equity securities as appropriate and given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, changes in our operating plans, including lower than anticipated revenues, increased expenses, capital expenditures, acquisitions or other events may cause us to seek additional debt or equity financing in future periods, which may not be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item D. Risk Factors” may also significantly impact our liquidity, financial condition and ability to raise additional financing in future periods.

Financing Arrangements

As of December 31, 2024, our Company had obtained revolving credit facilities of RM65.4 million from financial institutions including invoice financing, accepted bill, cash line, term loan, bank guarantee and others that can be utilized for short term working capital needs.

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	USD
Maturities
Maturity within 1 year	23,897,880	32,940,381	7,360,157

As of December 31, 2024, we utilized a term loan of RM1.02 million, which carries a 12-year repayment term, to finance an investment of solar asset. Apart from the term loan utilized for financing of investment of solar assets and term loan acquired for purchasing keyman insurance for two of our directors, which carries a 10- year repayment term, all other financing facilities secured by our Company have a repayment term of less than 1 year.

We secured a factoring facility of RM10.0 million from AmBank Islamic Bank to finance up to 80% of invoices/certified progress claims under the approved projects of the Company. Further, from the same bank, we secured a facility of up to RM32.1 million where up to RM1.0 million is for the purchase of keyman insurance for our directors and up to RM32.2 million is for the purchase of goods and services in relation to ordinary course of business operations.

Other than Ambank Islamic Bank, we secured a facility of up to RM8.5 million from CIMB Bank Berhad for the purchase of goods and services in relation to the ordinary course of business operations. We also secured a banking facility of up to RM6 million from Maybank Islamic Berhad for working capital requirements and to finance purchases of goods and services related to the business operations. Besides, we secured term financing facilities of up to RM31.7 million to with AmBank Islamic Bank to finance rooftop solar assets.

Cash Flows Analysis

Cash Flows for the Fiscal Years ended December 31, 2023 and 2024

	For the fiscal years ended December 31,
	2023	2024	2024
	RM	RM	USD
Net cash used in operating activities	(17,184,339)	(6,127,677)	(1,369,162)
Net cash used in investing activities	(4,286,759)	(5,378,735)	(1,201,817)
Net cash provided by financing activities	15,959,960	13,918,726	3,109,983
Net (decrease)/increase in cash and cash equivalents	(5,511,138)	2,412,314	539,004
Effect of exchange rate changes	787	205,192	45,848
Cash and cash equivalent at beginning of year	7,455,953	1,945,602	434,723
Cash and cash equivalent at end of year	1,945,602	4,563,108	1,019,575

Operating activities

Net cash used in operating activities in fiscal year 2023 was RM17,184,339, which mainly consists of net profit before income tax for the year of RM9,793,147 and changes in working capital of RM25,100,879. The changes in working capital were due to an increase in contract assets of RM33,005,996, an increase in trade receivables by RM11,922,137 and these are compensated with the increase in trade payables of RM19,827,253.

Net cash used in operating activities in fiscal year 2024 was RM6,127,677, which mainly consists of net loss before income tax for the year of RM5,650,449 and changes in working capital of RM9,459,573. Adjustments for non-cash primarily included impairment loss on contract assets at RM2,372,132, impairment loss on trade receivables at RM552,876 and depreciation of plant equipment and right-of-use assets at RM771,976. The changes in working capital were due to a decrease in contract assets of RM16,073,326 and these are mitigated against the increase in trade and other receivables of RM14,510,840 and a decrease in trade payables of RM11,022,059.

Investing activities

Net cash used in investing activities in fiscal year 2023 and 2024 was RM4,286,759 and RM5,378,735 respectively, which were mainly for the purpose of investment in solar asset plants and purchases of office renovation of RM338,207 and RM652,153 respectively and placement of fixed deposit with licensed banks of RM4,218,720.

Financing activities

Net cash generated from financing activities in fiscal year 2023 was RM15,959,960, which was mainly contributed by drawdown of bank borrowings of RM20,327,604 for financing of our ongoing projects and increase amount due from related parties.

Net cash generated from financing activities in fiscal year 2024 was RM13,918,726, which was mainly contributed by proceeds from issuance of shares from initial public offering at RM7,355,973, drawdown of bank borrowings of RM8,615,141 for the purpose of financing our ongoing projects.

As of fiscal year ended December 31, 2024, we had RM13,901,973 (USD3,106,239) in cash and bank balances, out of which RM12,358,214 (USD 2,761,304) was held in MYR and the rest was held in USD and SGD. Our cash and bank balances consist of bank balances of RM5,915,194 fixed deposit of RM7,873,265 and cash on hand of RM113,514.

Cash Flows for the Fiscal Years Ended December 31, 2022 and 2023

	For the fiscal years ended December 31,
	2022	2023	2023
	RM	RM	USD
Net cash used in operating activities	(2,527,333)	(17,184,339)	(3,742,642)
Net cash used in investing activities	(937,660)	(4,286,759)	(933,629)
Net cash provided by financing activities	9,524,217	15,959,960	3,475,979
Net increase/(decrease) in cash and cash equivalents	6,059,224	(5,511,138)	(1,200,292)
Effect of exchange rate changes	106,930	787	171
Cash and cash equivalent at beginning of year	1,289,799	7,455,953	1,623,860
Cash and cash equivalent at end of year	7,455,953	1,945,602	423,739

Operating activities

Net cash used in operating activities in fiscal year 2022 was RM2,527,333, which mainly consists of net profit before income tax for the year of RM5,191,239 and changes in working capital of RM6,470,839. The changes in working capital were due to an increase in inventories by RM963,151, an increase in contract assets by RM15,543,055, an increase in trade receivables by RM3,342,902 and these are compensated with the increase of trade payables of RM13,428,639.

Net cash used in operating activities in fiscal year 2023 was RM17,184,339, which mainly consists of net profit before income tax for the year of RM9,793,147 and changes in working capital of RM24,591,131. The changes in working capital were due to an increase in contract assets of RM33,005,996, an increase in trade receivables by RM11,922,137 and these are compensated with the increase of trade payables of RM19,827,253.

Investing activities

Net cash used in investing activities in fiscal year 2022 and 2023 was RM937,660 and RM4,286,759 (USD933,629) respectively, which were mainly for the purpose of investment in solar asset plant and purchases of new plant and machinery and office equipment.

Financing activities

Net cash generated from financing activities in fiscal year 2022 was RM9,524,217, which was mainly contributed by drawdown of bank borrowings of RM4,381,512 and advances received from related parties of RM5,563,408 for the purpose of financing our ongoing projects.

Net cash generated from financing activities in fiscal year 2023 was RM15,959,960, which was mainly contributed by drawdown of bank borrowings of RM20,327,604 for financing of our ongoing projects and increase amount due from related parties.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2024, 2023, and 2022.

Capital Expenditures, Divestments

Historically, our capital expenditures mainly focused on purchase of equipment, motor vehicles and office equipment for business use. For fiscal year ended December 31, 2022, we purchased a total of RM161,867 of equipment, motor vehicles and office equipment. For fiscal year ended December 31, 2023, we purchased a total of RM1,455,262 of plant and equipment which mainly consist of RM1,320,000 of solar assets. For fiscal year ended December 31, 2024, we purchased a total of RM25,535,714 of plant and equipment which mainly consist of RM23,931,179 of solar assets, RM1,082,273 of office renovation and RM289,800 of motor vehicle.

In year 2023, we entered into a Power Purchase Agreement by way of novation, to build a solar system which will cost us approximately RM1.32 million (approximately USD0.28 million) as part of our business expansion to become asset owner of renewable energy asset. In year 2024, we entered into Project Acquisition Agreements and Power Purchase Agreements to develop and purchase 12 solar systems which cost us approximately RM23,968,681 (approximately USD5,355,531) as part of our strategy to expand our solar assets ownership portfolio, strengthening our recurring income stream. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Expand Our Investment in Renewable Energy Assets, Such as Solar PV Systems.” We have continued our focus to expand our renewable energy asset portfolio. We do not expect to have sufficient amounts of cash on hand to fund the development of all these projects. We will need to finance a portion of these acquisitions by raising equity or incurring debt. We believe that we will have the access to capital to pursue these opportunities. However, we are subject to business, financial, operational and other risks that could adversely affect our cash flows, result of operations, financial condition and ability to raise capital. A material decrease in our cash flows, deterioration in our financial condition or downturn in the financing and capital markets would likely to have an adverse effect on our ability to make such investments.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical accounting, judgments and key sources of estimation uncertainty

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:

Impairment of Trade Receivables and Contract Assets

The Company uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables and contract assets and there have been no material changes in the underlying assumption. The contract assets are grouped with trade receivables for impairment assessment because they have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Company develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference is measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to us in accordance with the contract and the cashflows that we expect to receive) that will impact the carrying value of trade receivables and contract assets.

Based on the above approach, RM27,549 of expected credit loss allowance for trade receivables has been recorded in the fiscal year ended December 31, 2022. There is expected credit loss allowance of RM296,776 for contract assets has been recorded in the fiscal year ended December 31, 2023. RM552,876 and RM2,372,132 of expected credit loss allowance for trade receivables and contract assets respectively have been recorded in the fiscal year ended December 31, 2024. There are no trade receivables and contract assets written off during the fiscal years ended December 31, 2022, 2023, and 2024. Based on the assessment conducted at reporting date, there are no material evidence that the estimate is reasonably likely to change in the foreseeable future.

Contract Revenue Recognition

The Company enters into contracts with customers to provide construction services related to renewable energy sectors. Revenue from providing such services is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. The estimated total costs derived based on bill of quantities issued by customer and costing information gathered via request for quotations. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

Based on the above approach, the contract revenue recognized in the fiscal years ended December 31, 2022, 2023, and 2024 is RM39,147,318, RM112,667,122, and RM67,733,205 respectively. Based on assessment conducted at reporting date, there are no material evidence that the estimate is reasonable likely to change in the foreseeable future.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position(s)
Lee Seng Chi	41	Chief Executive Officer, Director, and Chairman of the Board of Directors
See Sian Seong	33	Chief Financial Officer
Thien Chiet Chai	57	Non-executive Director
Marco Baccanello	62	Independent Director
Sin Siew Kuen	72	Independent Director
Baharin Bin Din	61	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Lee Seng Chi has served as the Chief Executive Officer of Founder Group since July 1, 2023, and Director and Chairman of the Board of Directors of Founder Group since June 1, 2023. Mr. Lee founded our subsidiary Founder Energy (Malaysia) in 2021 and acted as its Executive Director since inception. Mr. Lee began his career in the engineering and solar industry in 2006 and has held senior leadership positions in multiple engineering companies. Prior to the establishment of Founder Energy (Malaysia), Mr. Lee acted as the Chief Executive Officer for Solar Bina Engineering Sdn. Bhd. (“Solar Bina”), a solar photovoltaic construction company based in Malaysia, from 2015 to 2021. Prior to joining Solar Bina, Mr. Lee held several positions in Micron (M) Sdn. Bhd. (“Micron”), a Malaysian industrial machinery company, from 2010 to 2013. Mr. Lee began his career in Micron as Senior Sales & Marketing Engineer where he was responsible for the Philippines expansion, and subsequently being promoted as Operation Manager for both the Philippines and Malaysia solar market expansion. Previously, Mr. Lee started his engineering career with a semiconductor company, Texas Instruments Malaysia Sdn. Bhd. as Product Test Engineer and Senior Engineer, from 2006 to 2010. Mr. Lee obtained his bachelor’s degree in Engineering in Electronic from Multimedia University, Malaysia. Mr. Lee Seng Chi is qualified as a director of our Company due to his extensive experience in the engineering and solar industry, including senior leadership positions and founding our operating subsidiary Founder Energy (Malaysia).

Mr. See Sian Seong has served as the Chief Financial Officer of Founder Group since July 1, 2023. Mr. See has worked for our subsidiary Founder Energy (Malaysia) since 2021 as the Head of Finance. Prior to that, Mr. See served as the Vice President of Finance for Mattan Engineering Sdn. Bhd. (“Mattan”), a Malaysian company specialized in renewable energy. Mr. See has held positions of increasing responsibility since joining Mattan in 2016, where he first started in Mattan as the Financial Controller. Prior to joining Mattan, Mr. See was an Audit Executive at BDO PLT from 2011 to 2016. Mr. See holds the Professional Certification from the Institute Charted Accountant England and Wales, ICAEW from Sunway University, Malaysia.

Mr. Thien Chiet Chai has served as the Non-executive Director of Founder Group since June 1, 2023. Mr. Thien has worked for our subsidiary Founder Energy (Malaysia) since 2021 as the director. Mr. Thien has also served as the executive director of Reservoir Link Energy Bhd. (“RL”), a Malaysian public-listed oil & gas (O&G) and renewable energy company, since 2018. Mr. Thien gained extensive experience in managing O&G and renewable energy business. During his tenure in RL, Mr. Thien is responsible for developing values by implementing strategies for businesses and expansion. Prior to joining RL, Mr. Thien held the position as the Country Manager for Southeast Asia in Halliburton Energy Services (M) Sdn. Bhd. Mr. Thien gains his Diploma in Business and Management from SEGI College, Malaysia and holds a master’s degree in Business Administration from the University of the Sunshine Coast, Australia. Mr. Thien Chiet Chai is qualified as a director of our Company due to his extensive experience in managing oil & gas and renewable energy businesses, including his role as executive director of a public-listed renewable energy company, and his educational background in business and management.

Mr. Marco Baccanello has served as an independent director of Founder Group since September 30, 2024. Mr. Baccanello is an experienced corporate finance executive with expertise in advising companies operating in a broad range of industries, particularly within the technology space, in early to late-stage financings, growth strategy and strategic disposals, restructurings and acquisitions. In addition, he has experience in the preparation of the listing and IPO documents for companies on NASDAQ and international exchanges, with an emphasis on funding requirements and regulatory filings. Mr. Baccanello has also developed acquisition and marketing strategies for multiple digital opportunities, focusing on content published to app stores, including rapidly growing digital businesses in the technology and gaming space. From 2016 to present, Mr. Baccanello has been a member of the Corporate Development team where he leads and manages business plan developments. Prior to that role, he was the Chief Financial Officer of PlayJam from 2010 to 2016, where he planned, implemented and managed all the finance activities, including business planning, budgeting, forecasting and negotiations. Mr. Baccanello’s experience as a former chartered accountant at PricewaterhouseCoopers and director of a private equity firm, specifically his expertise in managing growth businesses within the services, media and technology industries, make him a qualified director to serve on our Board. Mr. Baccanello earned a Bachelor’s degree in Economics at the University of Southampton.

Ms. Sin Siew Kuen has served as an independent director of Founder Group since September 30, 2024. Ms. Sin is an experienced lawyer with over 40 years of legal experience involved in advising conveyancing, corporate, insurance and family laws related matters in Malaysia. Ms. Sin began her legal career in various legal firms and founded Messrs. Sin & Associates in 1988. In addition, Ms. Sin served as the President of the Homebuyers Tribunal established by the Malaysian Ministry of Housing & Developer from 2005 until 2014, dealing with housebuyers against developers claims for late delivery and defective workmanship. Ms. Sin also acts as a member of the Conveyancing Practice Committee for the Malaysian Bar Council for over a decade. Ms. Sin obtained her law degree at the National University of Singapore in 1976 and was admitted as an Advocate & Solicitor in the Malaysian Bar in 1976, and the Supreme Court of Singapore in 1991. She is also an Associate of the UK Chartered Insurance Institute and the Malaysian Insurance Institute.

Mr. Baharin Bin Din has served as an independent director of Founder Group since September 30, 2024. Mr. Baharin held several positions with Tenaga Nasional Berhad (“TNB”), Malaysia’s largest utility company, from January 2012 to February 2024, including Vice President of Distribution from January 2012 to July 2018, Chief Distribution Network Officer from August 2018 to February 2021, and Chief Executive Officer from March 2021 to February 2024. Prior to his role at TNB, Mr. Baharin was the Managing Director at Sabah Electricity Sdn. Bhd. from March 2007 to November 2011, where he was responsible for overall business and technical performance of the company. Since March 2024, he has served as an independent non-executive chairman of MN Holding Berhad, a Malaysian public listed infrastructure utilities company. From January 1988 to December 1989, Mr. Baharin served as the Director of the Electrical Inspectorate Department in Sabah at the Ministry of Energy, Telecommunications & Post, Malaysia, and continued in the same role at the Ministry in Pahang from January 1990 to August 1990. Additionally, from October 2018 to March 2020, he served as an Adjunct Professor at University Tenaga Nasional in Malaysia. Mr. Baharin is a certified Professional Engineer, accredited by the Board of Engineers Malaysia in 1993, a certified Competent Engineer, awarded by the Energy Commission Malaysia in 1996, and a certified Service Engineer, also awarded by the Energy Commission Malaysia in 2000. Additionally, he has been a member of the Institution of Engineers Malaysia since 1991. Mr. Baharin earned a Bachelor’s degree in Electrical Engineering at Syracuse University, New York, USA in 1985, and a Master’s degree in Business Administration at University Tenaga Nasional in 2005.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RM1,051,266 (approximately US$234,893) as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of appointment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our Malaysian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits. As of the date of this annual report, our Malaysian subsidiaries have made the required contributions for the employee’s statutory benefits and are in compliance with relevant laws and regulations.

Insider Participation Concerning Executive Compensation

Our board of directors made all determinations regarding executive officer compensation from the inception of the Company until the establishment of our Compensation Committee. Since the establishment of our Compensation Committee, our Compensation Committee has been making determinations regarding executive officer compensation.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors has determined that our three independent directors, Marco Baccanello, Sin Siew Kuan and Baharin Bin Din satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under BVI law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our M&A or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company;

●	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable; and

●	executing checks, promissory notes, and other negotiable instruments on behalf of the company.

A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Act, a director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

A disclosure is only made when it is brought to the attention of every director. The disclosure by a director that they are a member, director, officer or trustee of another named entity or other individual, or has a fiduciary relationship with respect to the entity or individual, and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure of interest, be entered into with the Company or that director, is a sufficient disclosure of interest in relation to that transaction.

Terms of Directors and Executive Officers

Each of our directors generally holds office for an initial term of one year, subject to the termination and resignation clause in the director offer letter, or until a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors.

A director ceases to hold office if (i) the director’s term of office expires and the director is not re-elected or reappointed, (ii) the director resigns by written notice to the Company, (iii) the director dies or enters into bankruptcy, liquidation or any similar procedure, (iv) the director becomes of unsound mind or is mentally or physically incapable of acting as a director, (v) the director is prohibited or disqualified by law from being a director, (vi) the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally or (vii) the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the BVI Act does not apply to the Company).

Where a director resigns, the resignation takes effect upon the time specified in the written notice of resignation to the Company, or if no time is specified, upon receipt of the notice of resignation by the Company.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for an indefinite period of time, until we or our executive officer terminates the employment by giving six (6)-month prior written notice or six (6)-month salary in lieu of the notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Committees of the Board of Directors

Subject to the Company’s M&A and the BVI Act, our directors may by a resolution of directors appoint any person to hold any office with the Company (including chairperson of directors, chief executive officer, vice president, secretary and treasurer) on any terms, and for any period, they think fit. A person may hold more than one office at the same time, delegate any of their powers to any committee, consisting of one or more directors on any terms they think fit and/or appoint any person (including a director) to be an agent of the Company and delegate their powers to that agent on any terms they think fit.

The directors cannot delegate to a committee the power to (i) amend the M&A of the Company, (ii) designate committees of directors other than a sub-committee of it, (iii) delegate powers to a committee of directors other than a sub-committee of it, (iv) appoint or remove a director or agent, (v) approve a plan of merger, consolidation or arrangement or (vi) make a declaration of solvency or approve a liquidation plan.

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors serve on each of the committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of our three independent directors, Marco Baccanello, Sin Siew Kuen and Baharin Bin Din. Marco Baccanello is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Marco Baccanello qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of our three independent directors, Marco Baccanello, Sin Siew Kuen and Baharin Bin Din. Sin Siew Kuen is be the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of our three independent directors, Marco Baccanello, Sin Siew Kuen and Baharin Bin Din. Baharin Bin Din is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for appointment or re-appointment to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board, periodically, with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 19,415,289 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including preferred shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Lee Seng Chi	4,832,954	24.89%
See Sian Seong	157,000	0.81%
Thien Chiet Chai(3)	—	—
Marco Baccanello	—	—
Sin Siew Kuen	—	—
Baharin Bin Din	—	—

All directors and executive officers as a group (six individuals)	4,989,954	25.70%

5% Shareholders:
Reservoir Link Energy Bhd.(2)	7,650,000	39.40%
Lee Seng Chi	4,832,954	24.89%
Avondale Capital, LLC(4)	1,750,000	9.01%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No.17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang, Selangor Darul Ehsan, Malaysia.

(2)	Reservoir Link Energy Bhd. is listed on the Main Market of Bursa Malaysia, the stock exchange in Malaysia. The business address of Reservoir Link Energy Bhd. is E-33-01, Menara SUEZCAP 2, KL Gateway, No. 2, Jalan Kerinchi, Gerbang Kerinchi Lestari, 59200 Kuala Lumpur, Malaysia. As of the date of this annual report, 58.40% equity interests of Reservoir Link Energy Bhd. was held by public, 13.39% of its equity interests was held by Reservoir Link Holdings Sdn Bhd., and 10.53% of its equity interests was held by Thien Chiet Chai. In addition, Thien Chiet Chai holds 43.75% equity interests in Reservoir Link Holdings Sdn Bhd. as of the date of this annual report. Thien Chiet Chai also serves as a director at Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. The chart below indicates the ownership interests among Founder Group Limited, Reservoir Link Energy Bhd., Reservoir Link Holdings Sdn Bhd. and Thien Chiet Chai, as of the date of this annual report. Each of Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. is ultimately controlled by its respective board of directors. As of the date of this annual report, the board of directors of Reservoir Link Energy Bhd. is comprised of six directors, including Thien Chiet Chai, Dato’ Wan Hassan Bin Mohd Jamil, Siti Zurina Binti Sabarudin, Datuk Tai Hee, Ahmad Rizal Bin Abdul Rahman and Elain Binti Lockman; the board of directors of Reservoir Link Holdings Sdn. Bhd. is comprised of three directors, including Thien Chiet Chai, Dato’ Wan Hassan Bin Mohd Jamil and Mad Haimi Bin Abu Hassan. Except for Thien Chiet Chai, who is a non-executive director at our Company and a director of one of our subsidiaries, and Dato’ Wan Hassan Bin Mohd Jamil, who is a director of one of our subsidiaries, none of the individuals mentioned above are related parties to the Company.

(3)	As of the date of this annual report, 58.40% of the equity interests of Reservoir Link Energy Bhd. were held by public shareholders, 13.39% of its equity interests were held by Reservoir Link Holdings Sdn Bhd., and 10.53% of its equity interests were held by Thien Chiet Chai. In addition, Thien Chiet Chai holds 43.75% of the equity interests of Reservoir Link Holdings Sdn Bhd. as of the date of this annual report, respectively. Thien Chiet Chai also serves as a director of Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. However, Thien Chiet Chai does not hold a controlling interest in Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd., and therefore, he is not considered holding any equity interests in Founder Group Limited.

(4)	Represents 1,750,000 ordinary shares held by Avondale Capital, LLC, with a business address at 303 E Wacker Drive Suite 1040, Chicago, IL 60601.

As of the date of this annual report, approximately 18.81% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity controlled by our Chief Executive Officer and Director Mr. Lee Seng Chi
Reservoir Link Energy Bhd.	Our largest shareholder
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
RL Sigma Engineering Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Lee Seng Chi	Our Chief Executive Officer and Director
RL Sunseap Energy Sdn. Bhd.	Related company with Reservoir Link Energy Bhd.

We carried out the following significant transactions with the related parties during the fiscal year 2022, fiscal year 2023, fiscal year 2024 and up to the date of this annual report:

	Fiscal year 2022	Fiscal year 2023	Fiscal year 2024	Fiscal year 2024	January 1, 2025 up to date of annual report
	RM	RM	RM	USD	RM
Transactions with related companies Solar Bina Engineering Sdn. Bhd.
Purchases	826	—	—	—	—
Sales of renewable energy products and services	(4,411,489)	(1,697,072)	(73,938)	(16,521)	—
Advances	—	—	400,000	89,375	—
Recharge of expenses	—	—	2,356	526	—

Reservoir Link Energy Bhd.
Advances	2,000,000	—	2,000,000	446,877	—
Recharge of expenses	(71,352)	(93,310)	(86,864)	(19,409)	185,519
Interest charged	105,060	185,515	177,174	39,588	20,186
Management fee	98,757	102,109	113,063	25,263	11,234
Sales of renewable energy products and services	—	—	(138,170)	(30,873)	—

Reservoir Link Sdn. Bhd.
Interest charged	77,473	132,817	(26,583)	(5,940)	—
Recharge of expenses	75,035	—	—	—	—

Lee Seng Chi
Rental expense	102,000	126,000	217,500	48,598	78,000

RL Sunseap Energy Sdn. Bhd.
Sales of renewable energy products and services	(4,050,456)	(2,033,049)	(2,629,089)	(587,440)	(1,931,416)

Reservoir Link Renewable Sdn Bhd.
Sales of renewable energy products and services	—	(1,040,060)	(3,053,327)	(682,231)	(1,696,157)
Purchases	—	—	2,667	596	—
Recharge of expenses	—	—	—	—	1,051

The related party transactions mainly derived from the sales of renewable energy products and services, recharge of expenses, interest charged for advances and management fees.

In fiscal year 2021, significant related party transaction with Solar Bina Engineering Sdn. Bhd. was due to contract secured via Solar Bina Engineering Sdn. Bhd. for supply of mounting structure, where the customer is unable to novate the contract from Solar Bina Engineering Sdn. Bhd. to our Company.

In fiscal year 2022, 2023 and 2024, recharge of expenses, interest charged and management fees charged by Reservoir Link Energy Bhd. and Reservoir Link Sdn. Bhd. represent expenses paid on behalf of the Company and interest charged for funds advanced to the Company.

In fiscal year 2024, the Company was appointed as contractor by Reservoir Link Energy Bhd. for the sales of renewable energy products and services.

In fiscal year 2022, 2023 and 2024, the Company was appointed as contractor by RL Sunseap Energy Sdn. Bhd. for the sales of renewable energy products and services.

In fiscal year 2023 and 2024, the Company was appointed as contractor by Reservoir Link Renewable Sdn. Bhd. for the sales of renewable energy products and services.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Subject to the BVI Act and our M&A, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate if they are satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due (the “Solvency Test”). There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividends.

If, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. The directors must notify each shareholder of any dividend authorized by them and no interest accrues on any dividend. If a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Malaysia subsidiary, Founder Energy (Malaysia). Under the Malaysian Companies Act 2016, dividends must be paid out of profit and no dividend shall be paid out if the payment will cause the company to be insolvent. The company, each officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding five years or to a fine not exceeding MYR3,000,000.00 or to both. For the purpose of determining whether a Malaysian company satisfies the solvency test, a company is regarded as solvent if it is able to pay its debts as and when the debts become due within 12 months immediately after the distribution is made.

Additionally, in the event that Founder Energy (Malaysia) or its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system. Dividends are exempt from income tax in the hands of shareholders pursuant to Paragraph 12B, Schedule 6 of the Income Tax Act 1967. However, Malaysia has introduced a new 2% tax on dividend income derived by individual shareholders, whether resident or non-resident exceeding RM100,000, effective January 1, 2025. Our Malaysia subsidiary, Founder Energy (Malaysia), is not required to deduct tax from dividends paid to its shareholder, Founder Group, and no tax credits will be available for offsetting against the recipient’s tax liability. Further, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to non-residents. Hence, Founder Energy (Malaysia) is not required to withhold any sum from its dividends for withholding tax purposes. See “Item 10. Additional Information—E. Taxation—Malaysian Enterprise Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since October 23, 2024 under the symbol “FGL.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since October 23, 2024 under the symbol “FGL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our M&A, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the SEC on August 1, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the BVI. The BVI Act and the Company’s M&A govern the distribution of dividends and ensure that such dividends, interest or other payment can be made to non-resident holders.

E. Taxation

Malaysian Enterprise Taxation

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital, nationality of shareholder and its annual gross income in relation to the particular YA. The corporate income tax rates are as illustrated below:

Types of Company		Chargeable income	Tax rate YA 2024
Resident company (other than company described below)			24%
Resident company:

●	with paid-up capital of 2.5 million Malaysian ringgit (MYR) or less, and gross income from business of not more than MYR 50 million	On the first RM150,000	15%

●	that does not control, directly or indirectly, another company that has paid-up capital of more than MYR 2.5 million	On the next RM450,000	17%

●	is not controlled, directly or indirectly, by another company that has paid-up capital of more than MYR 2.5 million, and	In excess of 600,000	24%

●	with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen (with effect from year of assessment 2024)

Non-resident company			24%

Pursuant to the ITA, a non-resident company — namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the ambit of Section 8 of the ITA — is subject to the following tax rates:

Types of Income	Rate (%)
Business income	24
Royalties derived from Malaysia	10
Rental of moveable properties	10
Advice, assistance, or services rendered in Malaysia	10
Interest	15	*
Dividends	Exempt
Other income	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income (except for business income) may be reduced.

*	Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period. On or after July 1, 2022, FSI remitted shall be taxed in accordance to the formula, at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted provided the global minimum tax of 15% has been levied on the dividend income paid from the source country or comply with the economic substance requirements. To legislate the above, the following Orders were gazetted on July 19, 2022 and are effective from January 1, 2022 to December 31, 2026. This exemption from income tax has been extended for another 10 years i.e. to December 31, 2036 pursuant to P.U. (A) 451/2024.

Profit Distribution and Withholding Tax

We are a holding company incorporated as a business company in the BVI and we gain substantial income by way of dividends to be paid to us from Founder Energy (Malaysia), our direct subsidiary company in Malaysia.

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. However, effective January 1, 2025, Malaysia has introduced a new 2% tax on dividend income derived by individual shareholders, whether resident or non-resident exceeding RM100,000. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

In view of the above, we believe that dividends which will be paid to us from our direct subsidiary in Malaysia will not be subject to any withholding tax.

BVI Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the Companies Act. In addition, shares of companies incorporated or re-registered under the Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

Under the current laws of BVI, our Company is not subject to tax on income or capital gains.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares of the Company. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief summary does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or any preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and Malaysia, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FGL.” You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. For the fiscal year ended December 31, 2024, we did not declare or pay cash dividends on our Ordinary Shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Since our inception, we have not declared or paid cash dividends on our Ordinary Shares, and we do not expect to pay any dividends in the foreseeable future.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. For the 2024 taxable year, we do not believe we were a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. The Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of our Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-281167), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk (including foreign currency risk, interest rate risk, and equity price risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Renminbi (“RMB”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial instruments at the end of the reporting period is summarized below.

	Assets		Liabilities
	2023	2024	2023	2024
	RM	RM	RM	RM
United States Dollar	2,276	1,136,521	(3,638,622)	—
Chinese Renminbi	2,279	2,194	(14,140,316)	(7,075,765)

Foreign Currency Risk Sensitivity Analysis

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	For the fiscal years ended December 31,
	2023	2024
	RM	RM
United States Dollar	(276,362)	86,376
Chinese Renminbi	(1,074,491)	(537,591)

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. We currently do not have an interest rate hedging policy.

Interest Rate Sensitivity Analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, our profit for fiscal year 2024 would decrease/increase by approximately RM93,895 (2023: RM132,201).

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities.

Maturity Analysis

The following table sets out the maturity profile of the financial liabilities at the end of the reporting period based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on the rates at the end of the reporting period.)

The Company	Weighted Average Effective Interest Rate	Carrying Amount	Contractual Undiscounted Cash Flows	Within 1 Year	1 – 5 Years	Over 5 Years
	%	RM	RM	RM	RM	RM
2024

Non-derivative Financial Liabilities
Bank borrowings	4.95% - 5.70%	35,039,857	35,668,434	33,045,385	1,289,377	1,333,672
Lease liabilities	5.70%	747,819	806,000	312,000	494,000	—
Trade payables	—	27,396,814	27,396,814	27,396,814	—	—
Other payables and accruals	—	31,816,499	31,816,499	31,816,499	—	—
Amount due to related parties	8.20%	2,168,066	2,292,276	2,292,276	—	—
		97,169,055	97,980,023	94,862,974	1,783,377	1,333,672
2023

Non-derivative Financial Liabilities
Bank borrowings	5.70%	24,709,116	25,014,970	23,898,060	525,600	591,310
Lease liabilities	5.40%	215,647	215,647	215,647	—	—
Trade payables	—	38,418,873	38,418,873	38,418,873	—	—
Other payables and accruals	—	1,266,140	1,266,140	1,266,140	—	—
Amount due to related parties	8.20%	2,759,913	2,962,824	2,962,824	—	—
		67,369,689	67,878,454	66,761,544	525,600	591,310

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders’ value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. We include within net debt, loans, and borrowings from financial institutions. Capital includes equity attributable to the owners of the parent and non-controlling interest. The debt-to-equity ratio of our Company at the end of the reporting period was as follows:

	As at December 31, 2023	As at December 31, 2024	As at December 31, 2024
	RM	RM	USD
Total debts	24,709,116	35,039,857	7,829,261
Total equity	14,789,662	17,121,478	3,825,601
Debt-to-equity ratio	1.67	2.05	2.05

We complied with the capital requirements imposed by financial institutions for the financial year ended December 31, 2022, 2023, and 2024.

Our overall strategy remains unchanged from the previous year.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333- 281167)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-281167) for our IPO, which was declared effective by the SEC on September 30, 2024. In October 2024, we completed our IPO and issued and sold an aggregate of 1,218,750 Ordinary Shares, at a price of $4.00 per share for gross proceeds of $4.875 million, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $1.539 million. US Tiger Securities, Inc. was the representative of the underwriters of our IPO. On October 30, 2024, US Tiger Securities, Inc. partially exercised its over-allotment option to purchase an additional 2,813 Ordinary Shares at a purchase price of $4.00 per share, for net proceeds of $10,351.84, after deducting underwriting discounts and other related expenses. The closing of the sales of the over-allotment option shares took place on October 31, 2024.

We incurred approximately $3,337,379 in expenses in connection with our IPO, which included approximately $342,038 in underwriting discounts, approximately $48,862 in expenses paid to or for underwriters, and approximately $2,946,479 in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $1,548,873 million after the deduction of approximately $3,337,379 million of offering costs. As of the date of this annual report, we have used $30,983 towards our expansion into other countries in Southeast Asia, with the remaining funds used for general working capital. We intend to use the remaining proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-281167).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2024 were ineffective.

Our conclusion is based on the fact that we lack accounting staff and resources with appropriate knowledge of International Financial Reporting Standards and SEC reporting and compliance requirement and deficiency of internal journal entries procedure. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) implementing regular and continuous International Financial Reporting Standards accounting and financial reporting training programs for our accounting and financial reporting personnel; and (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Marco Baccanello qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Marco Baccanello satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by JP Centurion & Partners PLT, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2024	2023
Audit fees(1)	$136,000	$—
Audit-related fees(2)	$—	$—
Tax fees(3)	$—	$—
All other fees	$—	$—
Total	$136,000	$—

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our IPO in 2024.
(2)	Audit-related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a BVI company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market.

Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)).

Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The BVI does not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Founder Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.4	Deed of Novation, dated June 1, 2021 among Solar Bina Engineering Sdn. Bhd., Xiamen Solar First Energy Technology Co., Ltd and Founder Energy Sdn. Bhd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.5	Distributorship Agreement, dated January 1, 2020, between Xiamen Solar First Energy Technology Co., Ltd and Solar Bina Engineering Sdn. Bhd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.6*	Tenancy Agreement dated July 1, 2024, by and between Lee Seng Chi and Founder Energy Sdn. Bhd.
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JP Centurion & Partners PLT
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Founder Group Limited

	By:	/s/ Lee Seng Chi
Lee Seng Chi
Chief Executive Officer, Director, and Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 25, 2025

FOUNDER GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Founder Group Limited

No.17, Jalan Astana 1D,

Bandar Bukit Raja,

40150 Klang, Selangor Darul Ehsan,

Malaysia.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Founder Group Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023 and the related consolidated statement of profit or loss and other comprehensive income/(loss), consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, for the years ended December 31, 2024, the Company incurred a net loss of $1,150,711 and as of December 31, 2024 the current liabilities of the Company exceeded its current assets by $2,275,216. These condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from current year audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosure to which they relate.

Revenue and cost recognition on the service revenue

The Company engages in the business of provision and implementation of solar photovoltaic projects. The Company recognizes service revenue and cost as performance obligations satisfied over time using stage of completion method, based on reference to the Company’s progress towards completion and based on the proportion of cost incurred to date to the estimated total costs.

The recognition of revenue and cost relating to the service revenue is therefore dependent on the Company’s estimate and judgement exercised to determine the estimated total costs. There is a risk that the actual costs are different to those estimated, resulting in percentage of completion computed not reflecting the actual progress of the project.

Therefore, revenue and cost recognition of the service revenue is identified as critical audit matter due to the judgement involved to determine the stage of completion. A change in the estimates will affect the amount of revenue and cost recognized by the Company.

Our audit procedures in this area among others to test the revenue and cost recognition included the following:

a)	Obtained an understanding of the processes and internal controls over the accuracy and timing of revenue recognized in the financial statements, including controls performed by management in estimating the total project costs, profit margin and progress of projects;

b)	Identified the performance obligations within in contractual agreements;

c)	Evaluated the assumptions applied in estimating the total project costs for each project phase by examining documentary evidence such as letters of award issued to contractors to support the budgeted gross project;

d)	Agreed samples of project costs incurred during the year to suppliers’ invoices or claims; and

e)	Recomputed the percentage of completion, the project revenue and cost recognized during the year.

Recoverability and impairment of financial assets

The Company’s trade receivables amounted to USD3,618,606 and USD2,647,529 as at December 31, 2024 and 2023, respectively.

We focus and assess the recoverability of the financial assets involved judgements and estimation uncertainty in analyzing historical trend of payment, indicators of expected credit losses (ECL) and customer payment terms. Auditing financial assets is an essential component of the financial audit process.

Our audit procedures in this area among others to test the valuation of financial assets included the following:

a)	Obtained debtor confirmation requests to the Company’s customers to confirm the balances of their outstanding receivables;

b)	Reviewed ageing analysis of receivables and testing the reliability thereof;

c)	Reviewed subsequent collections for major trade receivables and overdue amount;

d)	Assessed the appropriateness of the basis of default rate Management used in providing ECL; and

e)	Inquired management regarding the action plans to recover overdue amounts.

JP CENTURION & PARTNERS PLT
We have served as the Company’s auditor since 2023.
Kuala Lumpur, Malaysia

April 25, 2025

PCAOB ID: 6723

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2024

	Note	2023	2024	2024
		RM	RM	USD
ASSETS

Non-current assets
Plant and equipment	6	1,661,549	26,582,995	5,939,671
Right-of-use assets	7	213,761	739,244	165,176
Trade receivables	9	2,665,887	2,478,739	553,846
Deferred tax asset	19	74,000	74,000	16,534
Total non-current assets		4,615,197	29,874,978	6,675,227

Current assets
Contract assets	8	50,993,047	32,547,589	7,272,392
Trade receivables	9	13,235,993	18,794,355	4,199,387
Inventories	10	1,863,933	3,049,405	681,355
Other receivables and prepayment	12	4,358,044	12,944,794	2,892,368
Amount due from related parties	11	3,207,158	2,420,493	540,832
Cash and bank balances		5,600,147	13,901,973	3,106,239
Income tax receivable	19	—	758,543	169,488
Total current assets		79,258,322	84,417,152	18,862,061
Total assets		83,873,519	114,292,130	25,537,288

LIABILITIES AND EQUITY

Current liabilities
Trade payables	9	38,418,873	27,396,814	6,121,509
Other payables and accrued liabilities	12	1,266,140	31,816,499	7,109,038
Bank and other borrowings	13	23,897,880	32,940,381	7,360,157
Lease liabilities	7	141,816	276,524	61,786
Amount due to related parties	11	2,759,913	2,168,066	484,430
Income tax payable	19	1,714,168	1,597	357
Total current liabilities		68,198,790	94,599,881	21,137,277

Non-current liabilities
Lease liabilities	7	73,831	471,295	105,306
Bank and other borrowings	13	811,236	2,099,476	469,104
Total non-current labilities		885,067	2,570,771	574,410
Total liabilities		69,083,857	97,170,652	21,711,687

Capital and reserves
Share capital	14	69,284	7,425,257	1,659,090
Reserves	15	1,704,989	1,704,989	380,961
Retained earnings		13,009,029	7,859,024	1,756,010
Other comprehensive income		6,360	132,208	29,540
Total equity		14,789,662	17,121,478	3,825,601
Total liabilities and equity		83,873,519	114,292,130	25,537,288

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Note	2022	2023	2024	2024
		RM	RM	RM	USD
Revenue from contract services		30,686,871	107,896,941	61,838,681	13,817,155
Revenue from sales of goods		24,360,650	35,386,851	22,611,383	5,052,259
Revenue from contract services – related parties		8,460,447	4,770,181	5,894,524	1,317,065
Revenue from sales of goods – related parties		1,498	—	—	—
Total Revenue	16	63,509,466	148,053,973	90,344,588	20,186,479

Cost of sales from contract services		(32,301,365)	(98,119,824)	(63,519,904)	(14,192,806)
Cost of sales from sales of goods		(22,522,909)	(32,081,202)	(20,579,547)	(4,598,267)
Cost of sales for contract services – related parties		-	-	(2,667)	(596)
Cost of sales from sales of goods – related parties		(826)	—	—	—
Total Cost of sales	17	(54,825,100)	(130,201,026)	(84,102,118)	(18,791,669)
Gross profit		8,684,366	17,852,947	6,242,470	1,394,810

Selling and administrative		(3,244,159)	(6,596,538)	(11,734,782)	(2,622,005)
Selling and administrative to related parties		(173,792)	(102,109)	(115,419)	(25,789)
Income/(loss) from operation before income tax		5,266,415	11,154,300	(5,607,731)	(1,252,984)

Other income		182,808	47,110	1,937,015	432,804
Other income from related parties		71,352	93,310	86,864	19,409
Finance cost		(146,803)	(1,183,241)	(1,916,006)	(428,110)
Finance cost – related party		(182,533)	(318,332)	(150,591)	(33,648)
Profit/(loss) before income tax		5,191,239	9,793,147	(5,650,449)	(1,262,529)
Income tax (expense)/benefit	19	(1,247,733)	(2,646,079)	500,444	111,818
Net profit/(loss) for the year		3,943,506	7,147,068	(5,150,005)	(1,150,711)

Other comprehensive income		—	6,360	125,848	28,119

Total comprehensive income/(loss) for the year		3,943,506	7,153,428	(5,024,157)	(1,122,592)

Profit/(loss) attributable to:
Equity owners of the Company		3,943,506	7,153,428	(5,024,157)	(1,122,592)
Non-controlling interests		—	—	—	—
Total		3,943,506	7,153,428	(5,024,157)	(1,122,592)

Basic and Diluted Net Income/(loss) per Share		0.25	0.46	(0.28)	(0.06)
Weighted Average Number of Common Shares Outstanding – Basic and Diluted		15,700,000	15,700,000	17,665,289	17,665,289

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Number of outstanding shares	Share capital	Reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity
		RM	RM	RM	RM	RM
Balance at December 31, 2021	15,700,000	69,284	1,704,989	1,918,455	—	3,692,728
Foreign exchange reserve	—	—	2,199	—	—	2,199
Net profit for the year	—	—	—	3,943,506	—	3,943,506
Balance at December 31, 2022	15,700,000	69,284	1,707,188	5,861,961	—	7,638,433
Other comprehensive income	—	—	—	—	6,360	6,360
Foreign exchange reserve	—	—	(2,199)	—	—	(2,199)
Net profit for the year	—	—	—	7,147,068	—	7,147,068
Balance at December 31, 2023	15,700,000	69,284	1,704,989	13,009,029	6,360	14,789,662
Issuance of share capital	1,965,289	25,551,812	—	—	—	25,551,812
Transaction costs of share issue	—	(18,195,839)	—	—	—	(18,195,839)
Other comprehensive income	—	—	—	—	125,848	125,848
Net loss for the year	—	—	—	(5,150,005)	—	(5,150,005)
Balance at December 31, 2024	17,665,289	7,425,257	1,704,989	7,859,024	132,208	17,121,478

	Share capital	Reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity
	USD	USD	USD	USD	USD
Balance at December 31, 2022	15,700	386,854	1,353,011	(24,672)	1,730,893
Balance at December 31, 2023	15,700	386,375	2,909,598	(90,577)	3,221,096
Balance at December 31, 2024	1,659,090	380,961	1,756,010	29,540	3,825,601

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022	2023	2024	2024
	RM	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit/(loss) before income tax for the year	5,191,239	9,793,147	(5,650,449)	(1,262,529)

Adjustments to reconcile net profit/(loss) to net cash (used in)/provided by operating activities:
Extinguishment of right-of-use asset and lease liabilities	—	(4,692)	(3,189)	(713)
Allowance for expected credit losses on trade receivables	27,549	—	552,876	123,534
Impairment loss on contract asset	—	296,776	2,372,132	530,026
Depreciation of plant and equipment	321,257	204,739	581,489	129,927
Amortization of right-of-use assets	94,382	118,444	190,487	42,562
Plant and equipment written off	—	—	32,779	7,324
Imputed interest of lease liabilities	10,633	9,066	24,391	5,450
Interest income	—	(47,255)	(102,605)	(22,926)
Finance cost	318,703	1,492,507	2,042,206	456,308
Unrealized foreign exchange (gains)/losses	(123,733)	3,375	(79,344)	(17,729)
Operating profit/(loss) before changes in working capital	5,840,030	11,866,107	(39,227)	(8,766)

Changes in operating assets and liabilities:
Contract assets	(15,543,055)	(33,005,996)	16,073,326	3,591,403
Trade receivables	(3,342,902)	(11,922,137)	(5,924,090)	(1,323,671)
Inventories	(963,151)	(275,996)	(1,185,472)	(264,880)
Other receivables and prepayment	(1,547,919)	(2,675,098)	(8,586,750)	(1,918,612)
Contract liabilities	600,058	(806,058)	—	—
Trade payables	13,428,639	19,827,253	(11,022,059)	(2,462,755)
Other payables and accrued liabilities	200,967	1,046,105	6,527,265	1,458,443
Cash flows used in operations	(1,327,333)	(15,945,820)	(4,157,007)	(928,838)
Income tax paid	(1,200,000)	(1,238,519)	(1,970,670)	(440,324)
Net cash used in operating activities	(2,527,333)	(17,184,339)	(6,127,677)	(1,369,162)

Investing activities
Interest income	—	47,255	102,605	22,926
Purchase of plant and equipment	(161,867)	(1,455,262)	(1,262,620)	(282,118)
Deposit pledged with licensed banks	(775,793)	(2,878,752)	(4,218,720)	(942,625)
Net cash used in investing activities	(937,660)	(4,286,759)	(5,378,735)	(1,201,817)

Financing activities
Proceeds from issuance of shares	—	—	7,355,973	1,643,609
Interest paid	(318,703)	(1,492,507)	(2,042,206)	(456,308)
Repayment of lease liabilities	(102,000)	(126,000)	(205,000)	(45,805)
Amount due from/(to) related parties	5,563,408	(2,749,137)	194,818	43,530
Proceeds from bank borrowings	4,381,512	20,327,604	8,615,141	1,924,957
Net cash provided by financing activities	9,524,217	15,959,960	13,918,726	3,109,983

Net increase/(decrease) in cash and cash equivalents	6,059,224	(5,511,138)	2,412,314	539,004
Effect of exchange rate changes	106,930	787	205,192	45,848
Cash and cash equivalents at beginning of year	1,289,799	7,455,953	1,945,602	434,723
Cash and cash equivalents at end of year	7,455,953	1,945,602	4,563,108	1,019,575

The accompanying notes are an integral part of these consolidated financial statements.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following as at the end of each reporting period:

	2022	2023	2024	2024
	RM	RM	RM	USD
Cash and bank balances	7,455,953	1,945,602	6,028,708	1,347,047
Deposits with licensed banks	775,793	3,654,545	7,873,265	1,759,192
As per statement of financial position	8,231,746	5,600,147	13,901,973	3,106,239
Less:
Bank overdraft (Note 13)	-	-	(1,465,600)	(327,472)
Deposit pledged with licensed banks	(775,793)	(3,654,545)	(7,873,265)	(1,759,192)
As per statement of cash flows	7,455,953	1,945,602	4,563,108	1,019,575

Liabilities arising from financing activities

Reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities of the Company is as follows

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
2024
Hire purchase payable	-	-	250,000	250,000
Term loan	942,456	1,129,582	-	2,072,038
Trade financing	23,766,660	7,485,559	-	31,252,219
	24,709,116	8,615,141	250,000	33,574,257
Lease liability	215,647	(205,000)	737,172	747,819

	At beginning of year	Cash flows	Non cash flows	At end of year
	USD	USD	USD	USD
2024
Hire purchase payable	-	-	55,859	55,859
Term loan	210,581	252,393	-	462,974
Trade financing	5,310,392	1,672,564	-	6,982,956
	5,520,973	1,924,957	55,859	7,501,789
Lease liability	48,184	(45,805)	164,713	167,092

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
2023
Term loan	-	942,456	-	942,456
Trade financing	4,381,512	19,385,148	-	23,766,660
	4,381,512	20,327,604	-	24,709,116
Lease liability	146,640	(126,000)	195,007	215,647

2022
Trade financing	-	4,381,512	-	4,381,512
Lease liability	238,007	(102,000)	10,633	146,640

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Founder Group Limited (the “Company”) was incorporated in the British Virgin Islands on May 18, 2023 with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands while principal place of business of the Company at No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2024	2023	Place of incorporation	Principal activities
		%	%
Founder Group Limited	May 18, 2023	—	—	British Virgin Islands	Holding company
Founder Energy Sdn. Bhd.	April 13, 2021	100	100	Malaysia	Business of renewable energy activities and related business and activities of holding companies
Founder Energy (Singapore) Pte Ltd	May 27, 2022	100	100	Singapore	Dormant
Founder Assets Sdn. Bhd.	September 21, 2022	100	100	Malaysia	Business in the investment of renewable energy project.

The Company provides engineering, procurement, construction and commissioning (“EPCC”) services for solar photovoltaic (“PV”) facilities in Malaysia primarily through Founder Energy Sdn. Bhd.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On May 27, 2022, the Company incorporate Founder Energy (Singapore) Pte Ltd with domicile in Singapore for future business expansion purpose in Singapore.

On September 21, 2022, the Company incorporate Founder Assets Sdn. Bhd. with domicile in Malaysia to carry out business in the investment of renewable energy project.

On May 18, 2023, Reservoir Energy Link Berhad and Mr. Lee Seng Chi incorporate Founder Group Limited with 51% and 49% equity interest, respectively.

On June 14, 2023, Founder Group Limited acquire 100% equity interest of Founder Energy Sdn. Bhd. from Reservoir Energy Link Berhad and Mr. Lee Seng Chi.

2	MATERIAL ACCOUNTING POLICIES INFORMATION

BASIS OF PREPARATION

The audited consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

GOING CONCERN

During the current financial year, the Group reported a net loss of RM 5,150,005 (USD 1,150,711) and as of December 31, 2024, the current liabilities of the Group exceeded its current assets by RM 10,182,729 (USD 2,275,216).

The Directors are of the opinion that the Group will have sufficient cash flows for the next twelve months from the date of the financial statements to meet their cash flows requirement and there is no material uncertainty on the ability of the Group to continue as a going concern. Historical results of the treasury management show that the Group has not defaulted on any obligations due or payable to financial institutions or creditors. With continuous actions taken by management to reduce costs, optimize the Group’s cash flows and liquidity as well as the Group’s existing lenders continuing to provide financial support by making available the existing and remaining unutilized borrowing facility to the Group, the Directors believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorization of those financial statements, our Company has not adopted the new and revised IFRS Accounting Standards and amendments to IFRS Accounting Standards that have been issued but are not yet effective to them. We do not anticipate that the adoption of these new and revised IFRS Accounting Standards pronouncements in future periods will have a material impact on our financial statements in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	1 January 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendment to IAS 21 Lack of Exchangeability	1 January 2025
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

RECENTLY ADOPTED IFRS

The Group has adopted the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
Amendment to IAS 1 Non-current Liabilities with Covenants	1 January 2024
Amendments to IAS 1 Classification of liabilities as Current or Non-current	1 January 2024
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements	1 January 2024
Amendment to IFRS 16 Lease Liability in a Sale and Leaseback	1 January 2024

BASIS OF CONSOLIDATION

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The combined financial statements incorporate the financial statements of the combined entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The combined financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the combined financial statements reflect external transactions only.

The net assets of the combined entities or businesses are combined using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control combination. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control combination, have been recognized directly in equity as part of the capital reserve.

The combined statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combined entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

CONVENIENCE TRANSLATION

Translations of amounts in the audited consolidated statement of financial position, audited consolidated statement of profit or loss and other comprehensive income and audited consolidated statement of cash flows from RM into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the fiscal year ended December 31, 2024 were calculated at the evening middle rate of USD 1 = 4.47550, as published by Bank Negara Malaysia, or an average rate of USD 1 = 4.57115.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FINANCIAL ASSETS

Classification and measurement

The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

2.	Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, contract assets, other receivables and amounts due from related parties at amortized cost.

Impairment

The Company assesses at end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

FINANCIAL LIABILITIES

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and Software	4 years straight line
Motor Vehicles	5 years straight line
Office Equipment	4 years straight line
Equipment and Tools	5 years straight line
Signboard	4 years straight line
Solar Asset Plant	10 - 21 years straight line
Office Renovation	5 years straight line
Plant and Machinery	5 years straight line
Forklift	5 years straight line
Right-Of-Use Assets	Over term of lease

Assets under construction are not depreciated as these assets are not available for use.

Plant or equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss. The revaluation reserve included in equity is transferred directly to retained profits on retirement or disposal of the asset.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is determined based on weighted average method and comprises the purchase price and incidentals incurred in bringing the inventories to their present location and condition.

Net realizable value represents the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

CONTRACT ASSETS AND LIABILITIES

Contract assets includes unbilled amounts resulting from performance obligation satisfied measured under input method. Contract assets are subsequently transferred to trade receivable upon satisfaction of billing milestone base on contract and entitlement to pay becomes unconditional. A contract asset is subject to impairment requirement of IFRS 9.

Contract liabilities include advance payments from customers that performance obligation yet to satisfied. A contract liabilities is stated at cost and represents the obligation of the Group to transfer goods or services to a customer for which consideration has been received (or the amount is due) from the customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

LEASES

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statement of financial position.

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

REVENUE RECOGNITION

The Group accounts for its revenue under IFRS 15 Revenue from Contracts with Customers. (“IFRS 15”) The five-step model defined by IFRS 15 requires the Company to:

(1)	identify its contracts with customers;

(2)	identify its performance obligations under those contracts;

(3)	determine the transaction prices of those contracts;

(4)	allocate the transaction prices to its performance obligations in those contracts; and

(5)	recognise revenue when each performance obligation under those contracts is satisfied. Revenue recognized when promised goods and services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed oi determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered goods or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Group performs; or

-	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance complete to date.

The Group recognises revenue from the following major sources:

(i)	Large-scale solar projects (“LSS”)

LSS are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

(ii)	Commercial and industrial (“C&I”) solar projects

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Rendering of Services

Revenue from providing product and services related to renewable energy services industry is recognized over time in the year in which the services are rendered using input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

A receivable is recognized when the services are rendered as this is the point over time that the consideration is unconditional because only the passage of time is required before the payment is due. If the services rendered exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

Billings are made with a credit term of 30 days to 90 days, which is consistent with market practice, therefore, no element of financing is deemed present. The Company become entitled to invoice customers for construction of solar PV power plants and systems based on achieving a series of performance-related milestones.

Defect liability period and performance warranty are usually 24 months from the date of Certificate of Practical Completion as provided in the contracts with customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

Sale of Goods

Revenue is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold. Billings are made with a credit term of 30 days to 90 days, which is consistent with market practice, therefore, no element of financing is deemed present.

The Company generally provides standard warranties to its customers, from date of delivery cost or satisfactory completion of the project. There is no warranty claim historically.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, fixed deposits, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is the Malaysia Ringgit. Consequently, operations in currencies other than the Malaysia Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of December 31, 2024 and 2023.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Impairment of Trade Receivables and Contract Assets

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables and contract assets. The contract assets are grouped with trade receivables for impairment assessment because they have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables and contract assets.

Contract Revenue Recognition

Revenue from providing product and services related to renewable energy services industry is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties. The Group applied judgement and assumptions significantly affects the determination of the amount and the timing of revenue recognized from contract with customers for commercial & industrial and large scale solar. The Group measures the performance of service work done by comparing the actual costs incurred with the estimated total costs required to complete the services. Significant judgements are required to estimate the total contract costs to complete. In making these estimate, management relied on estimates and also on past experience of completed projects. A change in estimate will directly affect the revenue to be recognized.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	ACQUISITION OF FOUNDER ENERGY SDN. BHD. AT DISCOUNT UNDER COMMON CONTROL

On June 14, 2023, Founder Group Limited acquired 100% equity interests of Founder Energy Sdn. Bhd. from Reservoir Energy Link Berhad and Mr. Lee Seng Chi under common control. The Company accounted the transaction as following:

	RM	Convenience Translation USD
Obligation assumed by the Company	4	1
Book value of Share Capital of Founder Energy Sdn. Bhd.	(1,300,000)	(294,583)
Bargain purchase accounted as merger reserve in equity	1,299,996	294,582

5	ACQUISITION OF ASSETS AND BUSINESS FROM SOLAR BINA ENGINEERING SDN. BHD. AT DISCOUNT UNDER COMMON CONTROL

On July 31, 2021, Founder Energy Sdn. Bhd. entered into a Business and Asset Transfer Agreement with Solar Bina Engineering Sdn. Bhd., a common control entity owned and controlled by Mr. Lee Seng Chi, acquiring a variety of fixed assets and inventory at the net asset value as define in aforementioned agreement.

In addition to assets, Founder Energy Sdn. Bhd. acquired renewable energy, mounting structure system, building structural design and installation, solar system installation services and project management business from Solar Bina Engineering Sdn. Bhd.

The net asset value of transferred inventory and other assets by Solar Bina Engineering Sdn Bhd. as of January 1, 2021 amounted to RM 1,375,507, whereas the net asset value of inventory and other assets as of July 31, 2021 amounted to RM 1,020,236, which is also the amount of consideration stipulated in said agreement. As such, the Company accounted for the bargain purchase, as other reserve in equity amounting to RM 355,271.

Business transferred from Solar Bina Engineering Sdn Bhd., resulted in a loss of RM 49,722, which Founder Energy Sdn Bhd. acquired without consideration. As such, the Company accounted for the bargain purchase, as other reserve in equity amounting to RM 49,722.

The consideration, amounting to RM 1,020,236, was made in cash, with payment being completed by Founder Energy Sdn. Bhd. to Solar Bina Engineering Sdn. Bhd. in the year 2021.

The Company account the acquisition of assets and business under common control similarly to business combination under common control, measured at book value of transferring entity tabled as following:

	RM	Convenience Translation USD
Acquisition of assets from Solar Bina Engineering Sdn. Bhd.
Computer and Software	44,171	10,009
Motor Vehicle	14,746	3,342
Office Equipment	30,800	6,979
Mould	8,502	1,927
Plant and Machinery	691,187	156,625
Forklift	45,800	10,378
Inventory	540,301	122,434
Total fixed assets acquired from Solar Bina Engineering Sdn. Bhd.	1,375,507	311,694
Consideration transferred by Founder Energy Sdn. Bhd.	(1,020,236)	(231,189)
Bargain purchase accounted as other reserve in equity	355,271	80,505

Acquisition of business from Solar Bina Engineering Sdn. Bhd.
Sales	20,268	4,593
Staff Costs	(69,990)	(15,860)
Net loss absorbed by Solar Bina Engineering Sdn. Bhd. accounted as other reserve in equity	(49,722)	(11,267)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT

At cost	Balance as at 1.1.2024	Addition	Written off	Balance as at 31.12.2024
31 December 2024	RM	RM	RM	RM
Computer and Software	223,714	30,500	-	254,214
Motor Vehicle	79,747	289,800	-	369,547
Office Equipment	39,318	4,240	(3,930)	39,628
Equipment and Tools	33,389	26,000	-	59,389
Signboard	7,180	-	(7,180)	-
Office Renovation	41,500	1,082,273	(41,500)	1,082,273
Solar Asset Under Construction	-	470,396	-	470,396
Plant and Machinery & Solar Asset Plant	2,025,568	23,460,785	-	25,486,353
Forklift	45,800	-	-	45,800
Capital Work-in-progress	-	171,720	-	171,720
	2,496,216	25,535,714	(52,610)	27,979,320

Accumulated depreciation	Balance as at 1.1.2024	Depreciation charge during the year	Written off	Balance as at 31.12.2024
31 December 2024	RM	RM	RM	RM
Computer and Software	83,649	65,256	-	148,905
Motor Vehicle	30,063	19,678	-	49,741
Office Equipment	21,329	10,402	(852)	30,879
Equipment and Tools	12,204	10,044	-	22,248
Signboard	3,291	898	(4,189)	-
Office Renovation	9,604	106,605	(14,790)	101,419
Plant and Machinery & Solar Asset Plant	649,337	360,807	-	1,010,144
Forklift	25,190	7,799	-	32,989
	834,667	581,489	(19,831)	1,396,325

At cost	Balance as at 1.1.2023	Addition	Balance as at 31.12.2023
31 December 2023	RM	RM	RM
Computer and Software	148,264	75,450	223,714
Motor Vehicle	79,747	-	79,747
Office Equipment	35,388	3,930	39,318
Equipment and Tools	33,389	-	33,389
Signboard	7,180	-	7,180
Office Renovation	-	41,500	41,500
Plant and Machinery & Solar Asset Plant	691,186	1,334,382	2,025,568
Forklift	45,800	-	45,800
	1,040,954	1,455,262	2,496,216

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT (cont.)

Accumulated depreciation	Balance as at 1.1.2023	Depreciation charge during the year	Balance as at 31.12.2023
31 December 2023	RM	RM	RM
Computer and Software	43,520	40,129	83,649
Motor Vehicle	13,903	16,160	30,063
Office Equipment	13,353	7,976	21,329
Equipment and Tools	5,526	6,678	12,204
Signboard	1,496	1,795	3,291
Office Renovation	-	9,604	9,604
Plant and Machinery & Solar Asset Plant	536,100	113,237	649,337
Forklift	16,030	9,160	25,190
	629,928	204,739	834,667

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
Carrying amounts	RM	RM	Convenience Translation USD
Computer and Software	140,065	105,309	23,530
Motor Vehicle	49,684	319,806	71,457
Office Equipment	17,989	8,749	1,955
Equipment and Tools	21,185	37,141	8,299
Signboard	3,889	-	-
Office Renovation	31,896	980,854	219,161
Solar Asset Under Construction	-	470,396	105,105
Plant and Machinery & Solar Asset Plant	1,376,231	24,476,209	5,468,933
Forklift	20,610	12,811	2,862
Capital Work-in-progress	-	171,720	38,369
	1,661,549	26,582,995	5,939,671

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Depreciation expenses, class under cost of sale	20,952	416,378	93,035
Depreciation expenses, class separately from cost of sale	183,787	165,111	36,892
Total depreciation expenses	204,739	581,489	129,927

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT (cont.)

During the financial year, the Group made the following cash payments to purchase plant and equipment.

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD

Purchase of plant and equipment	1,455,262	25,535,714	5,705,667
Financed by hire purchase arrangements	-	(250,000)	(55,859)
Other payables	-	(24,023,094)	(5,367,690)
Cash payments on purchase of plant and equipment	1,455,262	1,262,620	282,118

The carrying amount of the plant and equipment of the Group under hire purchase arrangements at the end of the reporting period are as follows:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD

Motor vehicle	-	284,970	63,673

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Right-Of-Use Assets
Balance brought forward	141,572	213,761	47,763
Less: Amortization	(118,444)	(190,487)	(42,562)
Termination of right-of-use asset	(94,381)	(142,507)	(31,842)
Add: New lease recognized	285,014	858,477	191,817
Balance carried forward	213,761	739,244	165,176

Lease Liabilities
Balance brought forward	146,640	215,647	48,184
Add: Imputed interest	9,066	24,391	5,450
Less: Principal repayment	(126,000)	(205,000)	(45,805)
Termination of lease liability	(99,073)	(145,696)	(32,554)
Add: New lease recognized	285,014	858,477	191,817
Balance carried forward	215,647	747,819	167,092

Lease liability current portion	141,816	276,524	61,786
Lease liability non-current portion	73,831	471,295	105,306

The followings are the amounts recognized in profit or loss:
Depreciation charges of right-of-use assets	118,444	190,487	42,562
Interest expense on lease liabilities	9,066	24,391	5,450
Extinguishment of right-of-use asset and liabilities	(4,692)	(3,189)	(713)
Expense relating to short-term leases and leases of low-value assets	295	12,500	2,793
Total	123,113	224,189	50,092

	As of December 31, 2024	As of December 31, 2024
	RM	Convenience Translation USD
Maturities of Lease
Year ending December 31, 2025	276,524	61,786
Year ending December 31, 2026	292,705	65,402
Year ending December 31, 2027	178,590	39,904
Total	747,819	167,092

On July 1, 2024, Founder Energy Sdn. Bhd. had entered into a Tenancy Agreement with Mr. Lee Seng Chi pertaining to the rental of our principal office for two years with option to renew for additional year with monthly rental amounted RM 26,000 (2023: RM 12,500).

The extension options for lease of office premise has been included in lease liabilities. Subsequent renewal is negotiated with Mr. Lee Seng Chi to align with the Group’s business needs.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Contract Assets
Contract cost	128,952,000	189,071,858	42,245,974
Contract margin	22,018,596	24,840,605	5,550,353
Contract revenue recognized	150,970,596	213,912,463	47,796,327
Less: Bill to trade receivables	(100,687,277)	(180,008,528)	(40,220,875)
Contract assets carried forward	50,283,319	33,903,935	7,575,452
Contract cost assets	959,005	—	—
Less: Provision for impairment loss	(296,776)	(2,668,908)	(596,337)
Add: Accrued revenue	47,499	1,312,562	293,277
Balance carried forward	50,993,047	32,547,589	7,272,392

(Increase)/Decrease in contract assets	(32,709,220)	18,445,458	4,121,429
Increase in provision for impairment loss	(296,776)	(2,372,132)	(530,026)

Contract Liabilities
Balance brought forward	806,058	—	—
Add: Deposits and prepayment from customer	(800,058)	—	—
Adjustment for unrealized foreign exchange movement	12,070	—	—
Adjustment to other payables	(18,070)	—	—
Balance carries forward	—	—	—

(Decrease)/Increase in contract liabilities	(806,058)	—	—

Significant decrease in contract assets for the year ended December 31, 2024 primarily due to a decrease in unbilled revenue related to the satisfaction of performance obligation in excess of amounts billed to customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES AND TRADE PAYABLES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Non-Current
Project retention receivables	2,665,887	2,478,739	553,846

Current
Trade receivables	12,156,133	16,195,071	3,618,606
Project retention receivables	698,429	1,168,425	261,071
Accrued liquidated ascertained damages to Sub-contractors	408,980	2,011,284	449,399
Less: Provision for expected credit loss	(27,549)	(580,425)	(129,689)
Total current trade receivables	13,235,993	18,794,355	4,199,387
Total trade receivables	15,901,880	21,273,094	4,753,233

Increase in provision for expected credit loss	—	552,876	123,534
Increase in total trade receivables	11,922,137	5,371,214	1,200,137

Trade receivables are non-interest bearing and generally have 30 to 90 days (2023: 30 to 90 days) payment terms. Other credit terms may be negotiated with customers on a case-by-case basis. Due to their comparatively short maturities, the carrying value of trade receivables approximate their fair value.

The aging of the Group’s net trade receivables is as follows:

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
2024

Current	9,400,268	(6,577)	9,393,691	2,098,915

Past due
1 – 30 days	2,660,393	(4,058)	2,656,335	593,528
31 – 60 days	1,144,998	(4,373)	1,140,625	254,860
61 – 90 days	958,805	(3,522)	955,283	213,447
More than 90 days	2,030,607	(561,895)	1,468,712	328,167
	6,794,803	(573,848)	6,220,955	1,390,002
	16,195,071	(580,425)	15,614,646	3,488,917

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
2023

Current	5,719,798	—	5,719,798	1,245,736

Past due
1 – 30 days	3,541,179	—	3,541,179	771,247
31 – 60 days	497,090	—	497,090	108,263
61 – 90 days	576,296	—	576,296	125,513
More than 90 days	1,821,770	(27,549)	1,794,221	390,770
	6,436,335	(27,549)	6,408,786	1,395,793
	12,156,133	(27,549)	12,128,584	2,641,529

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES AND TRADE PAYABLES (cont.)

The movements in the Group’s allowance for expected credit losses are as follows:

	ECL – not credit impaired	ECL – credit impaired	Total
	RM	RM	RM	Convenience Translation USD
Trade receivables

Balance as at 1 January 2024	—	27,549	27,549	6,156
Charge for the year	95,976	484,449	580,425	129,689
Reversal during the year	—	(27,549)	(27,549)	(6,156)
Balance as at 31 January 2024	95,976	484,449	580,425	129,689

Balance as at 1 January 2023	—	27,549	27,549	6,000
Charge for the year	—	—	—	—
Balance as at 31 January 2023	—	27,549	27,549	6,000

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Trade payables	37,268,115	25,204,848	5,631,739
Project retention payable	1,150,758	2,191,966	489,770
Total trade payables	38,418,873	27,396,814	6,121,509

Increase/(Decrease) in total trade payables	19,827,253	(11,022,059)	(2,462,755)

Included in trade payables is related party balance amounting to RM 2,667 (USD 596) (2023: nil).

Trade payables are non-interest bearing and generally on cash basis or credit terms of 7 days to 90 days (2023: 7 to 90 days). Other credit terms may be negotiated with suppliers on a case-by-case basis.

10	INVENTORIES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Inventories	1,863,933	3,049,405	681,355

The amount of inventories recognized as an expense in cost of sales of the Group was RM 84,102,118 (USD 18,791,669) (December 31, 2023: RM 130,201,026).

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	AMOUNT DUE FROM/(TO) RELATED PARTIES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Trade
Amount due from Solar Bina Engineering Sdn. Bhd.	1,119,848	24,727	5,525
Amount due from RL Sunseap Energy Sdn. Bhd.	256,256	1,387,771	310,082
Amount due from Reservoir Link Renewable Sdn. Bhd.	1,699,923	390,000	87,141
	3,076,027	1,802,498	402,748
Non-trade
Amount due from Solar Bina Engineering Sdn. Bhd.	-	400,000	89,375
Amount due from Reservoir Link Energy Bhd.	131,131	217,995	48,709
	131,131	617,995	138,084

Amount due from related parties	3,207,158	2,420,493	540,832

Non-trade
Amount due to Reservoir Link Energy Bhd.	2,474,525	1,514,762	338,456
Amount due to Reservoir Link Sdn. Bhd.	285,388	258,804	57,827
Amount due to Mr. Lee Seng Chi	—	394,500	88,147
Amount due to related parties	2,759,913	2,168,066	484,430

Both amount due to and from related parties on an on-demand basis. Other than amount due to and from related parties that is trade nature, amount due to and from related parties subject to interest rate of BLR + 1.5% per annum.

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity controlled by our Chief Executive Officer and Director Mr. Lee Seng Chi
Reservoir Link Energy Bhd.	Our largest shareholder
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Lee Seng Chi	Our Chief Executive Officer and Director
RL Sunseap Energy Sdn. Bhd.	Related company with Reservoir Link Energy Bhd.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	AMOUNT DUE FROM/(TO) RELATED PARTIES (cont.)

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD

Revenue from Solar Bina Engineering Sdn. Bhd.	4,411,489	1,697,072	73,938	16,521
Revenue from Reservoir Link Energy Bhd.	—	—	138,170	30,873
Revenue from RL Sunseap Energy Sdn. Bhd.	4,050,456	2,033,049	2,629,089	587,440
Revenue from Reservoir Link Renewable Sdn. Bhd.	—	1,040,060	3,053,327	682,231
Total revenue from related parties	8,461,945	4,770,181	5,894,524	1,317,065

Purchases from Reservoir Link Renewable Sdn. Bhd.	—	—	2,667	596
Purchases from Solar Bina Engineering Sdn. Bhd.	826	—	—	—
	826	—	2,667	596

Expenses charged to Reservoir Link Energy Bhd.	71,352	93,310	86,864	19,409

Expenses charged by Reservoir Link Energy Bhd.	98,757	102,109	113,063	25,263
Expenses charged by Reservoir Link Sdn. Bhd.	75,035	—	—	—
Expenses charged by Solar Bina Engineering Sdn. Bhd.	—	—	2,356	526
Expenses charged by related parties	173,792	102,109	115,419	25,789

Rental payment to Mr. Lee Seng Chi	102,000	126,000	217,500	48,598

Finance cost charged by Reservoir Link Energy Bhd.	105,060	185,515	177,174	39,588
Finance cost charged by Reservoir Link Sdn. Bhd.	77,473	132,817	(26,583)	(5,940)
Finance cost charged by related parties	182,533	318,332	150,591	33,648

Advances from Reservoir Link Energy Bhd.	2,000,000	—	2,000,000	446,877
Advances from Solar Bina Engineering Sdn. Bhd.	—	—	400,000	89,375
	2,000,000	—	2,400,000	536,252

The related party transactions mainly derived from the sales of renewable energy services, recharge of expenses, rental expenses, interest expenses on advances and management fees.

The recharge of expenses, interest expenses and management fees charged by Reservoir Link Energy Bhd. and Reservoir Link Sdn. Bhd. represent expenses paid on behalf of the Group and interest expense on funds advanced to the Group.

In the fiscal year 2023, the significant related party transaction with Solar Bina Engineering Sdn. Bhd. was due to a contract secured through Solar Bina Engineering Sdn. Bhd. for the supply of mounting structure, where the customer was unable to novate the contract from Solar Bina Engineering Sdn. Bhd. to the Group.

For the fiscal year 2024, the significant related party transactions with RL Sunseap Energy Sdn. Bhd. and Reservoir Link Renewable Sdn. Bhd. resulted from several contracts secured through solar investors, RL Sunseap Energy Sdn. Bhd. and Reservoir Link Renewable Sdn. Bhd.. The Group was appointed as the contractor to provide engineering, procurement, construction and commissioning works for rooftop solar photovoltaic facilities.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	OTHER RECEIVABLES AND PREPAYMENT AND OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Other Receivables
Project deposits	252,490	323,067	72,186
Prepayment to supplier	1,843,652	10,925,338	2,441,144
Other receivables	813,020	240,666	53,774
Other deposits and prepayment	1,448,882	1,455,723	325,264
	4,358,044	12,944,794	2,892,368

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Other Payables
Accrued staff cost	349,035	683,062	152,623
Other payables and accrued expenses	782,911	30,314,506	6,773,434
Prepayment from customer	134,194	818,931	182,981
	1,266,140	31,816,499	7,109,038

13	BORROWINGS

	Note	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
		RM	RM	Convenience Translation USD
Non-current liabilities
Hire purchase payable		—	171,382	38,293
Term loan		811,236	1,928,094	430,811
		811,236	2,099,476	469,104

Current liabilities
Bank overdraft		—	1,465,600	327,472
Hire purchase payable		—	78,618	17,566
Term loan		131,220	143,944	32,163
Trade financing		23,766,660	31,252,219	6,982,956
		23,897,880	32,940,381	7,360,157

Total borrowings
Bank overdraft	(a)	—	1,465,600	327,472
Hire purchase payable	(b)	—	250,000	55,859
Term loan	(a)	942,456	2,072,038	462,974
Trade financing	(a)	23,766,660	31,252,219	6,982,956
		24,709,116	35,039,857	7,829,261

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	BORROWINGS (cont.)

(a) The following table sets out the carrying amount of the borrowings:

	Capacity	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Line of Credit
Ambank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	1,324,110	3,692,949	825,148
Ambank Islamic Bank – Invoice Financing, at Base Financing Rate	20,000,000	6,935,623	19,502,322	4,357,574
Ambank Islamic Bank – Accepted Bills, at Islamic Interbank Discounting Rate + 1.50%	10,200,000	5,243,619	436,269	97,479
Ambank Islamic Bank – Invoice Financing, at Base Financing Rate	—	4,413,485	—	—
CIMB Islamic Bank – Accepted Bills, at Accepted Bills + 1.50%	8,000,000	3,371,782	—	—
CIMB Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	—	1,421,601	6,257,673	1,398,206
CIMB Islamic Bank - Overdraft, at Base Financing Rate +0.5%	500,000	—	460,338	102,857
Maybank Islamic Bank - Invoice Financing, at Cost of Funds + 1.5%	5,000,000	—	1,363,007	304,549
Maybank Islamic Bank - Overdraft, at Base Financing Rate +1.0%	1,000,000	—	1,005,262	224,614
Sunway SCF Sdn Bhd. – Invoice Factoring	—	1,056,440	—	—
Ambank Islamic Bank – Term Financing, at Base Financing Rate – 1%	1,000,000	942,456	862,876	192,800
Ambank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	9,700,000	—	1,209,161	270,175
	65,400,000	24,709,116	34,789,857	7,773,402

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	BORROWINGS (cont.)

The Group entered into banking facilities with Ambank Islamic Bank and is secured by:

a)	Corporate guarantee from Reservoir Link Energy Bhd;

b)	Fixed deposits pledged by Founder Energy Sdn. Bhd. and Founder Assets Sdn. Bhd.;

c)	First legal charge over the escrow account, debt reserve account and sinking fund account; and

d)	Insurance policy for the Directors of the Group.

The Group entered into a banking facility with Maybank Islamic Bank and is secured by:

a)	Corporate guarantee from Reservoir Link Energy Bhd; and

b)	Fixed deposits pledged by Founder Energy Sdn. Bhd..

The Group entered into a banking facility with CIMB Islamic Bank and is secured by:

a)	Corporate guarantee from Reservoir Link Energy Bhd;

b)	Fixed deposits pledged by Founder Energy Sdn. Bhd.; and

c)	Sinking fund account.

(b) Hire purchase payable

	As of December 31, 2024	As of December 31, 2024
	RM	Convenience Translation USD
Minimum hire purchase payment
Not later than one (1) year	90,612	20,246
Later than one (1) year and not later than five (5) years	181,213	40,490
	271,825	60,736
Less: Future interest charges	(21,825)	(4,877)
Present value of hire purchase payment	250,000	55,859

Repayable as follows:
Non-current liabilities	171,382	38,293
Current liabilities	78,618	17,566
	250,000	55,859

The hire purchase payable of the Group bears interest of 2.91% per annum  and is secured by the Group’s motor vehicle under hire purchase arrangement.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	BORROWINGS (cont.)

(c) The following table sets out the remaining maturities of the borrowings:

Twelve months ending December 31,

	2023 RM	2024 RM	Convenience Translation USD
Maturities
Within 1 year	23,897,880	32,940,381	7,360,157
1 - 2 years	80,369	257,262	57,481
2 - 5 years	265,773	673,262	150,434
More than 5 years	465,094	1,168,952	261,189
Total	24,709,116	35,039,857	7,829,261

The interest rate profile of the Group’s interest-bearing financial instruments based on their carrying amount as at the end of the reporting period are as follows based on their carrying amount as at the end of the reporting period are as follows:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Fixed rate instrument
Hire Purchase	-	250,000	55,859
Floating rate instrument
Bank borrowings	24,709,116	34,789,857	7,773,402
Total	24,709,116	35,039,857	7,829,261

Sensitivity analysis for variable rate instruments

Sensitivity analysis of interest rate for the floating rate instruments at the end of each reporting period, assuming all other variables remain constant, is as follows:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
Effects of 50 basis point changes	RM	RM	Convenience Translation USD
Floating rate instrument
Bank borrowings	93,895	132,201	29,539

Sensitivity analysis for fixed rate instruments at the end of each reporting period is not presented as fixed rate instruments are not affected by changes in interest rates.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	SHARE CAPITAL

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
Paid up capital:	Number of ordinary shares	Number of ordinary shares	RM	RM	Convenience Translation USD
At beginning of year	15,700,000	15,700,000	69,284	69,284	15,481
Issuance of share capital (1)	—	1,218,750	—	21,208,687	4,738,842
Issuance of share capital (2)	—	2,813	—	49,301	11,016
Transaction costs of share issue	—	—	—	(18,195,839)	(4,065,655)
Issuance of share capital (3)	—	743,726	—	4,293,824	959,406
At end of year	15,700,000	17,665,289	69,284	7,425,257	1,659,090

As of December 31, 2023, the Company has authorized 15,700,000 ordinary shares at USD 0.001. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

On October 23, 2024, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the Symbol “FGL”. The Company raised USD 4,886,252 in gross proceeds from its initial public offering and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses. The Company received net proceeds of USD 1,548,873 after the deduction of USD 3,337,379  of offering costs.

(1)	On October 24, 2024, 1,218,750 ordinary shares were issued in our initial public offering at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(2)	On October 31, 2024, 2,813 ordinary shares were issued in our underwriters’ partial exercise of the over-allotment option, at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(3)	On December 31, 2024, 743,726 ordinary shares were issued to CNP Equity Limited pursuant to the exercise of warrant as consideration for certain professional consulting service relating to the initial offering rendered to the Company.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	RESERVES

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Bargain purchases from acquisition of Founder Energy Sdn. Bhd. under common control accounted as merger reserve	1,299,996	1,299,996	290,470
Bargain purchase from acquisition of plant, equipment and inventory from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	355,271	355,271	79,381
Bargain purchase from acquisition of business from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	49,722	49,722	11,110
	1,704,989	1,704,989	380,961

16	REVENUE

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Revenue from contract services	30,686,871	107,896,941	61,838,681	13,817,155
Revenue from sales of goods	24,360,650	35,386,851	22,611,383	5,052,259
Revenue from contract services – related party	8,460,447	4,770,181	5,894,524	1,317,065
Revenue from sales of goods – related party	1,498	—	—	—
	63,509,466	148,053,973	90,344,588	20,186,479

Timing of revenue recognition:
Point in time	24,362,148	35,386,851	22,611,383	5,052,259
Over time	39,147,318	112,667,122	67,733,205	15,134,220
	63,509,466	148,053,973	90,344,588	20,186,479

Unsatisfied performance obligation	32,053,105	22,396,400	14,606,212	3,263,593

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories.

Unsatisfied performance obligation was duly satisfied and recognized as revenue within 12 months after the reporting year end, respectively. Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of parts and accessories.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	COST OF SALE

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Material Cost	31,235,746	54,245,611	27,348,569	6,110,729
Construction Cost	18,418,808	65,513,217	47,319,827	10,573,081
Staff Cost	2,167,536	3,620,080	4,482,351	1,001,531
Logistic Cost	918,430	1,287,926	1,382,209	308,839
Tools & Machinery	142,452	498,672	242,645	54,216
Miscellaneous	1,667,629	5,014,568	2,910,139	650,238
Depreciation	274,499	20,952	416,378	93,035
Total cost of sale	54,825,100	130,201,026	84,102,118	18,791,669

The cost of sale incurred pertaining to revenue derived from related party is amounting to RM 4,973,983 (USD 1,111,380) (December 31, 2023: RM 3,921,036).

Included in Cost of Sale of the Group is liquidated ascertained damages charged to subcontractors amounting to RM 959,666 (USD 214,426) (December 31, 2023:  RM 408,980).

18	EMPLOYEES SALARY AND RELATED COSTS

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Director fees	—	—	212,633	47,510
Director salaries	378,000	427,875	556,692	124,387
Admin salaries	1,299,412	1,837,873	2,261,769	505,367
Technical staff salaries	213,130	2,462,096	3,036,224	678,410
Total	1,890,542	4,727,844	6,067,318	1,355,674

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Director related expenses	149,742	181,116	281,941	62,997
Admin related expenses	390,268	786,795	1,250,196	279,342
Technical staff related expenses	1,954,406	1,182,943	1,449,449	323,863
Total	2,494,416	2,150,854	2,981,586	666,202

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	INCOME TAX (EXPENSE)/BENEFIT

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Tx expenses/(benefits) recognized in profit or loss
Current income tax
Current financial year	1,247,733	2,795,394	(500,444)	(111,818)

Deferred taxation
Current financial year	—	(149,315)	—	—
Total income tax expenses/(benefits) recognized in profit or loss	1,247,733	2,646,079	(500,444)	(111,818)

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law.

Malaysia

Founder Energy Sdn. Bhd. and Founder Assets Sdn. Bhd. are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is calculated at 24% of the estimated assessable profits for the financial year.

The unutilized tax losses can be carried forward for a maximum period of ten consecutive years to offset future taxable income.

Singapore

Founder Energy (Singapore) Pte Ltd is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The standard corporate income tax rate in Singapore is 17%.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	INCOME TAX (EXPENSE)/BENEFIT (cont.)

The numerical reconciliations between the tax expense and the product of accounting (loss)/profit multiplied by the applicable tax rates of the Group are as follows:

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	RM	Convenience Translation USD
Net income/(loss) before taxes	5,191,239	9,793,147	(5,650,449)	(1,262,529)

Tax at the Malaysian statutory tax rate of 24%	1,245,898	2,350,355	(1,356,108)	(303,007)

Tax effects in respect of:
Different tax rate in other country	(1,685)	9,214	410,650	91,755
Deferred tax assets not recognized and, origination and reversal of temporary differences	—	—	428,883	95,829
Non-deductible expenses	145,456	299,729	86,008	19,217
Non-taxable income	(141,936)	(13,219)	(69,877)	(15,612)
Tax expenses/(benefits)	1,247,733	2,646,079	(500,444)	(111,818)

The Group has unutilized tax losses of RM 1,781,621 (USD 398,083), Nil and Nil and unabsorbed capital allowances of RM 5,393 (USD 1,205), Nil and Nil as of December 31, 2024, 2023 and 2022 available for offset against future taxable profits, respectively. As of December 31, 2024, the unutilized tax losses mainly can be carried forward up to 10 years. No deferred tax asset has been recognized in respect of the following significant net tax benefits due to the unpredictability of future profit streams.

The deferred tax assets are made up of the following:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD

At beginning of year	(75,315)	74,000	16,534
Recognised in profit or loss	149,315	—	—
At end of year	74,000	74,000	16,534

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	INCOME TAX (EXPENSE)/BENEFIT (cont.)

Presented after appropriate offsetting as follows:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD

Deferred tax assets	149,315	74,000	16,534
Deferred tax liabilities	(75,315)	-	-
	74,000	74,000	16,534

The deferred tax assets as at the end of the reporting period are made up of the temporary differences arising from:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Deferred tax assets
Provisions and others	707,852	707,852	158,162

Deferred tax liabilities
Plant and equipment	(295,010)	(295,010)	(65,917)
Other temporary differences	(104,509)	(104,509)	(23,351)
Presented after appropriate offsetting	308,333	308,333	68,894

At 24%	74,000	74,000	16,534

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Trade receivables	15,901,880	21,273,094	4,753,233
Other receivables	1,589,120	930,245	207,853
Amount due from related parties	3,207,158	2,420,493	540,832
Cash and bank balances	5,600,147	13,901,973	3,106,239
	26,298,305	38,525,805	8,608,157

Financial liabilities at amortized cost
Trade payables	(38,418,873)	(27,396,814)	(6,121,509)
Other payables and accrued liabilities	(1,266,140)	(31,816,499)	(7,109,038)
Bank and other borrowings	(24,709,116)	(35,039,857)	(7,829,261)
Amount due to related parties	(2,759,913)	(2,168,066)	(484,430)
	(67,154,042)	(96,421,236)	(21,544,238)

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Yuan Renminbi (“CNY”) and United States Dollar (“USD”).   Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Sensitivity analysis for foreign currency risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than the respective functional currencies of Group entities. The currencies giving rise to this risk are primarily Chinese Yuan Renminbi (“CNY”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial instruments at the end of the reporting period is summarized below.

	CNY	USD
As at December 31, 2024	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,194	1,136,521

Financial liabilities in foreign currencies
Trade payables	(7,075,765)	-

	CNY	USD
As at December 31, 2023	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,279	2,276

Financial liabilities in foreign currencies
Trade payables	(14,140,316)	(3,638,622)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	As of December 31,
	2023	2024
	RM	RM
United States Dollar	(276,362)	86,376
Chinese Yuan Renminbi	(1,074,491)	(537,591)

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in Note 13  to the financial statements. We currently do not have an interest rate hedging policy.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities.

The table below summarises the maturity profile of the Company’s financial liabilities as at the end of the reporting period and are based on undiscounted contractual payments:

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	RM	RM	RM	RM	RM
31 December 2024
Trade payables	27,396,814	27,396,814	27,396,814	-	-
Other payables and accrued liabilities	31,816,499	31,816,499	31,816,499	-	-
Bank and other borrowings	35,039,857	35,668,434	33,045,385	1,289,377	1,333,672
Lease liabilities	747,819	806,000	312,000	494,000	-
Amount due to related parties	2,168,066	2,292,276	2,292,276	-	-
	97,169,055	97,980,023	94,862,974	1,783,377	1,333,672

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	USD	USD	USD	USD	USD
31 December 2024
Trade payables	6,121,509	6,121,509	6,121,509	-	-
Other payables and accrued liabilities	7,109,038	7,109,038	7,109,038	-	-
Bank and other borrowings	7,829,261	7,969,709	7,383,619	288,096	297,994
Lease liabilities	167,092	180,091	69,713	110,378	-
Amount due to related parties	484,430	512,183	512,183	-	-
	21,711,330	21,892,530	21,196,062	398,474	297,994

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	RM	RM	RM	RM	RM
31 December 2023
Trade payables	38,418,873	38,418,873	38,418,873	-	-
Other payables and accrued liabilities	1,266,140	1,266,140	1,266,140	-	-
Bank and other borrowings	24,709,116	25,014,970	23,898,060	525,600	591,310
Lease liabilities	215,647	215,647	215,647	-	-
Amount due to related parties	2,759,913	2,962,824	2,962,824	-	-
	67,369,689	67,878,454	66,761,544	525,600	591,310

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. We include within net debt, loans, and borrowings from financial institutions. Capital includes equity attributable to the owners of the parent and non-controlling interest.

21	CONCENTRATION OF RISK

Customer Concentration

For the year ended December 31, 2024, the Company generated total revenue of RM 90,344,588, of which two customers accounted for more than 10% of the Company’s total revenue.

For the year ended December 31, 2023, the Company generated total revenue of RM 148,053,973, of which three customers accounted for more than 10% of the Company’s total revenue.

For the year ended December 31, 2022, the Company generated total revenue of RM 63,509,466, of which two customers accounted for more than 10% of the Company’s total revenue.

	For the years ended December 31
	2022	2023	2024		2022	2023	2024
	Revenues				Percentage of revenues
	RM	RM	RM	USD	%	%	%
Customer A	N/A*	N/A*	21,007,350	4,693,856	N/A*	N/A*	23.25
Customer B	6,852,979	23,099,977	10,435,837	2,331,770	10.79	15.60	11.55
Customer C	25,191,877	44,226,069	N/A*	N/A*	39.67	29.87	N/A*
Customer D	N/A*	15,687,320	N/A*	N/A*	N/A*	10.60	N/A*
Others	31,464,610	65,040,607	58,901,401	13,160,853	49.54	43.93	65.20
Total	63,509,466	148,053,973	90,344,588	20,186,479	100.00	100.00	100.00

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	CONCENTRATION OF RISK (cont.)

The following table sets forth a summary of customers who represent 10% or more of the Group’s total accounts receivable:

	For the years ended December 31
	2023	2024		2023	2024
	Receivables			Percentage of receivables
	RM	RM	USD	%	%
Customer A	N/A^	7,736,776	1,728,696	N/A^	36.37
Customer B	2,590,320	5,366,239	1,199,026	16.29	25.23
Customer C	4,209,590	N/A^	N/A^	26.47	N/A^
Customer D	2,347,367	N/A^	N/A^	14.76	N/A^
Customer E	3,322,607	N/A^	N/A^	20.89	N/A^
Others	3,431,996	8,170,079	1,825,511	21.59	38.40
Total	15,901,880	21,273,094	4,753,233	100.00	100.00

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

^	Receivables was less than 10% of the Groups total accounts receivables for the respective year.

Vendor Concentration

For the year ended December 31, 2024, the Company incurred cost of sale of RM 84,102,118, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

For the year ended December 31, 2023, the Company incurred cost of sale of RM 130,201,026, of which two vendors accounted for more than 10% of the Company’s total cost of sale.

For the year ended December 31, 2022, the Company incurred cost of sale of RM 54,825,100, of which three vendors accounted for more than 10% of the Company’s total cost of sale.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	CONCENTRATION OF RISK (cont.)

	For the years ended December 31
	2022	2023	2024		2022	2023	2024
	Cost of sale				Percentage of cost of sale
	RM	RM	RM	USD	%	%	%
Vendor A	16,097,566	20,826,560	12,445,870	2,780,889	29.36	16.00	14.80
Vendor B	9,600,766	17,867,185	N/A*	N/A*	17.51	13.72	N/A*
Vendor C	5,519,852	N/A*	N/A*	N/A*	10.07	N/A*	N/A*
Others	23,606,916	91,507,281	71,656,248	16,010,780	43.06	70.28	85.20
Total	54,825,100	130,201,026	84,102,118	18,791,669	100.00	100.00	100.00

The following table sets forth a summary of vendors who represent 10% or more of the Group’s total accounts payable:

	For the years ended December 31
	2023	2024		2023	2024
	Payables			Percentage of payables
	RM	RM	USD	%	%
Vendor A	7,580,160	7,011,530	1,566,648	19.73	25.59
Vendor B	10,198,777	N/A^	N/A^	26.55	N/A^
Vendor D	6,582,074	N/A^	N/A^	17.13	N/A^
Vendor E	4,464,585	N/A^	N/A^	11.62	N/A^
Others	9,593,277	20,385,284	4,554,861	24.97	74.41
Total	38,418,873	27,396,814	6,121,509	100.00	100.00

*	Purchases from relevant vendor was less than 10% of the Group’s total cost of sale for the respective year.

^	Payables was less than 10% of the Groups total accounts payables for the respective year.

22	SEGMENT REPORTING

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved supply and selling of solar mounting structures and accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in our disclosed financial reports.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	SEGMENT REPORTING (cont.)

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
By Business Unit	RM	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	32,657,036	100,377,899	50,641,696	11,315,315
Commercial & Industrial Contract Services	6,490,282	12,289,223	17,091,509	3,818,905
Large Scale Solar Sales of Goods	19,104,430	31,610,675	18,223,295	4,071,790
Commercial & Industrial Sales of Goods	5,257,718	3,776,176	4,388,088	980,469
Total revenue	63,509,466	148,053,973	90,344,588	20,186,479

Cost of Sales
Large Scale Solar Contract Services	(27,734,735)	(87,239,254)	(48,888,238)	(10,923,525)
Commercial & Industrial Contract Services	(4,566,630)	(10,880,570)	(14,634,333)	(3,269,877)
Large Scale Solar Sales of Goods	(17,641,212)	(28,926,094)	(16,521,415)	(3,691,523)
Commercial & Industrial Sales of Goods	(4,882,523)	(3,155,108)	(4,058,132)	(906,744)
Total cost of sales	(54,825,100)	(130,201,026)	(84,102,118)	(18,791,669)

Large Scale Solar Gross profit	6,385,519	15,823,226	3,455,338	772,057
Commercial & Industrial Gross profit	2,298,847	2,029,721	2,787,132	622,753
Total gross profit	8,684,366	17,852,947	6,242,470	1,394,810
Selling and administrative expenses	(3,244,159)	(6,596,538)	(11,734,782)	(2,622,005)
Selling and administrative expenses to related parties	(173,792)	(102,109)	(115,419)	(25,789)
Income/(Loss) from operations before income tax	5,266,415	11,154,300	(5,607,731)	(1,252,984)

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
Total assets	RM	RM	RM	Convenience Translation USD
Large Scale Solar segment	20,133,617	60,580,358	49,139,582	10,979,685
Commercial & Industrial segment	3,717,891	12,553,577	33,956,854	7,587,277
Total of reportable segments	23,851,508	73,133,935	83,096,436	18,566,962
Corporate and other	10,504,811	10,739,584	31,195,694	6,970,326
Consolidated total assets	34,356,319	83,873,519	114,292,130	25,537,288

Total liabilities	RM	RM	RM	Convenience Translation USD
Large Scale Solar segment	14,122,911	33,875,532	21,362,655	4,773,245
Commercial & Industrial segment	5,274,767	4,543,341	29,714,895	6,639,458
Total of reportable segments	19,397,678	38,418,873	51,077,550	11,412,703
Corporate and other	7,320,208	30,664,984	46,093,102	10,298,984
Consolidated total liabilities	26,717,886	69,083,857	97,170,652	21,711,687

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

For the details on future minimum lease payments under the non-cancelable operating leases as of December 31, 2024, please refer to Note 7 to the Consolidated Financial Statements.

Capital commitments

Capital expenditure as at the end of the reporting period is as follows:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RM	RM	Convenience Translation USD
Not later than one year
Capital expenditure:
Plant and equipment	—	7,103,190	1,587,128

24	COMPARATIVE FIGURES

Certain figures relating to previous year have been reclassified to conform with current year presentation.

25	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2024 up through the date of report, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed below:

(a)	On January 14, 2025, the Group incorporated a subsidiary, namely Founder Assets (Thailand) Company Limited, a company incorporated in Thailand.

(b)	On January 21, 2025, the Group subscribed for an additional 1,000,000 ordinary shares in Founder Assets Sdn. Bhd. for a total consideration of RM 1,000,000.

(c)	On February 10, 2025, the Group incorporated a subsidiary, namely Founder Solar Solution Sdn. Bhd., a company incorporated in Malaysia.