Form 20-F
period 2025-12-31
Founder Group Ltd
filed 2026-04-28
CIK 1989930

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Lee Seng Chi, Chief Executive Officer

Telephone: +60 3-3358 5638

Email: ericlee@founderenergy.com.my

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	FGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 29,033,700 Class A ordinary shares and 4,000,000 Class B ordinary shares, no par value, were issued and outstanding as of December 31, 2025.

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

ii

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the BVI Business Companies Act, 2020, Revised Edition (as amended);

●	“C&I” are to Commercial and Industrial;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Founder Group, no par value;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Founder Group, no par value;

●	“EPCC” are to engineering, procurement, construction and commissioning;

●	“Founder Assets” are to Founder Assets Sdn. Bhd., a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of Founder Energy (Malaysia) (defined below) with registration number 202201035065 (1480762-M);

●	“Founder Assets (Thailand)” are to Founder Assets (Thailand) Company Limited, a private company limited by shares incorporated and registered under the laws of Thailand, which is a 99.99%-owned subsidiary of Founder Group (defined below) with registration number 0105568010250;

●	“Founder Energy (Malaysia)” are to Founder Energy Sdn. Bhd., a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of Founder Group (defined below) with registration number 202101013707 (1414006-X);

●	“Founder Energy (Singapore)” are to Founder Energy (Singapore) Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of Founder Energy (Malaysia);

●	“Founder Group” are to Founder Group Limited, a BVI business company limited by shares incorporated and registered under the laws of the BVI with company number 2124362;

●	“Founder Solar Solution” are to Founder Solar Solution Sdn. Bhd., a private company limited by shares incorporated and registered under the laws of Malaysia, which is a wholly owned subsidiary of Founder Energy (Malaysia) with registration number 202501005545 (1606959-T);

●	“Insolvency Act” are to the BVI Insolvency Act, 2020 (Revised Edition);

●	“M&A” are to the Memorandum and Articles of Association of Founder Group (as amended and/or amended and restated (as applicable) from time to time);

●	“MYR” or “RM” are to the Malaysian ringgit, the legal currency of Malaysia;

●	“MWac” are to megawatt of alternating current, a unit of electrical power measurement that represents the capacity of a power generation facility to produce electricity at a given moment;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“PV” are to photovoltaic;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“U.S. dollars”, “$”, “USD” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Founder Group and its subsidiaries on a consolidated basis.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Malaysian Ringgit (MYR) to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Malaysian Ringgit (MYR) into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year - MYR	MYR4.0610 to $1.00	MYR4.4755 to $1.00	MYR4.5915 to $1.00
Average rate for the year - MYR	MYR4.2806 to $1.00	MYR4.5712 to $1.00	MYR4.5653 to $1.00

iii

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

We commenced operations through our subsidiary Founder Energy (Malaysia) in April 2021 and have a limited operating history. Members of our management team may still be in the process of exploring approaches to running our Company and reaching consensus among themselves, which may affect the efficiency and results of our operation. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in the same or a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

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

For the fiscal years ended December 31, 2023, 2024, and 2025, our revenue generated from large-scale solar projects services was RM131,988,574 (approximately US$28,746,286), RM68,864,991 (approximately US$15,387,105), and RM73,706,601 (approximately US$18,149,866), respectively, accounting for 89%, 76% and 61% of our total revenue, respectively. For the fiscal years ended December 31, 2023, 2024, and 2025, our total revenue was RM148,053,973 (approximately US$32,245,230), RM90,344,588 (approximately US$20,186,479), and RM120,697,610 (approximately US$29,721,156), respectively, representing a negative growth rate of 39% from fiscal year 2023 to fiscal year 2024, and a growth rate of 33.6% from fiscal year 2024 to fiscal year 2025. For the same fiscal years, our net income was RM7,147,068 (approximately US$1,556,586), net loss of RM5,150,005 (approximately US$1,150,711) and net loss of RM7,275,141 (approximately US$1,791,465) , respectively, representing a negative growth rate of 172% from fiscal year 2023 to fiscal year 2024, and a negative growth rate of 41% from fiscal year 2024 to fiscal year 2025. The nature of our EPCC services is project based. The project-based nature of our business brings with it a risk of not being able to consistently secure large-scale solar projects, which could impact our ability to support revenue and profit growth. Large-scale solar projects typically have lengthy development cycles, averaging between 13 to 19 months, which introduces uncertainty into our project pipeline and financial projections.

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

As a result of the breach, Founder Energy (Malaysia) may be subject to fines or penalties or its certificate of registration may be subject to suspension or revocation, which could result in a material adverse impact on our operations. Although Founder Energy (Malaysia) has rectified this non-compliance by promptly declaring and submitting these contracts with CIDB, Founder Energy (Malaysia) is still subject to risk of fines and/or regulatory actions from the CIDB. As of the date of this annual report, Founder Energy (Malaysia) has not been fined or issued with any notice of non-compliance from CIDB or any other relevant authorities. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Relating to Our EPCC Services in Malaysia-Construction Industry Development Board Malaysia Act 1994.”

If our subsidiary Founder Assets fails to secure approval from the Energy Commission of Malaysia, its business operations could be materially and adversely affected.

In February 2023, our subsidiary, Founder Assets, entered into a deed of novation with two Malaysian entities, party A and party B, and maintain a solar PV system, while party B agrees to purchase power generated from the system for a 20-year term. See “Item 4. Information on the Company-B. Business Overview-Our Growth Strategies-Expand Our Investment in Renewable Energy Assets, Such as Solar PV Systems.” To carry out this project, Founder Assets successfully applied for and were granted a License for Public Installation by the Energy Commission of Malaysia. This license authorizes the use, operation, and maintenance of a solar PV system for the supply of electricity to party B under the PPA. However, this license imposes restrictions on changes in shareholders and the shareholding structure of Founder Assets. As of the date of this annual report, the project has been fully completed and is operating in compliance with all applicable laws; and Founder Assets is actively in the process of seeking written approval from the Energy Commission of Malaysia concerning changes in shareholding structure resulting from Founder Group’s initial public offering (the “IPO”). Even though failure to secure such approval will not materially affect our financial conditions, we may face the risk of having our License for Public Installation suspended or revoked by the Energy Commission of Malaysia., leading to adverse effects on Founder Assets’ business operations. However, as of the date of this annual report, we have confirmed that we have not received any notice of suspension or revocation that would render the license invalid.

We face risks associated with concentration of revenue from a few large clients. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

In fiscal year 2025, we derived a significant portion of our revenue from 3 customers, Boon Boon Builder Sdn Bhd, Reservoir Link Renewable Sdn Bhd, and Nestcon Solar Sdn Bhd, which contributed 28%, 17% and 12% of our total revenue, respectively. In fiscal year 2024, we derived a significant portion of our revenue from two customers, JS Solar Sdn. Bhd. and Samaiden Sdn. Bhd., which contributed 23.25% and 11.55% of our total revenue, respectively. In fiscal year 2023, we derived a significant portion of our revenue from three customers, Atlantic Blue Sdn Bhd., Samaiden Sdn Bhd. and Customer S, which contributed 29.87%, 15.60%, and 10.60% of our total revenue, respectively.

We are not dependent on the above-mentioned customers for our business continuity as our contracts with them are on project basis and we have been able to secure projects from different customers over the last three fiscal years. As of the date of this annual report, we have eight on-going large-scale solar projects and fifteen on-going C&I projects. See “Item 4. Information on the Company-B. Business Overview-Our Solar Projects.” However, the substantial contribution of revenue from specific customers indicates that our financial performance is heavily reliant on their project requirements and timelines. If there are delays, cancellations, or reduced project activity from these customers, our revenue stream could be significantly impacted.

We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

In fiscal years 2023 and 2024, a significant portion of our purchase was from Xiamen Solar First Energy Technology Co. Ltd., representing 29.72% and 14.88% of our total purchase in fiscal years 2023 and 2024 respectively. , respectively. In June 2021, by way of a deed of novation, we entered into a distributorship agreement with Xiamen Solar First Energy Technology Co. Ltd. and became its exclusive distributor of solar mounting systems in Malaysia. The distributorship agreement was effective until January 1, 2025. We did not renew the distributorship agreement; however, we are still able to make purchases from Xiamen Solar First Energy Technology Co. Ltd., on an as needed basis. If Xiamen Solar First Energy Technology Co. Ltd. would cease allowing us to make purchases, it would materially and adversely affect our results of operations and we may not be able to find a different supplier on commercially reasonable terms or on a timely basis. As of the date of this annual report, all of the solar mounting systems that we sourced have been purchased from Xiamen Solar First Energy Technology Co. Ltd. and its affiliate Solar First Energy Technology Co. Ltd. For other types of equipment and materials, we source and purchase from third-party suppliers on the market.

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

We depend on our subcontractors to perform the physical construction and installation works, including civil works, building works, mechanical works and electrical works. Subcontractors’ costs accounted for approximately 85.75%, 53.88% and 67.39% of our total cost of sales in fiscal years 2023, 2024, and 2025, respectively. As such, we are subject to risks associated with non-performance, late performance or poor performance by our subcontractors. If our subcontractors fail to meet customer expectations or deliver subpar works, our reputation in the solar energy industry may be damaged. In addition, in the event that our subcontractors cause damage to property, fail to meet safety standards, or violate regulations, we could potentially be exposed to legal and financial liabilities. While we may attempt to seek damages from the relevant subcontractors, we may, from time to time, be required to compensate our clients prior to receiving the said damages from the relevant contractors. In the event that we are unable to seek damages from the relevant subcontractors or the amount of the claims cannot be recovered in full or at all from the subcontractors, we may be required to bear some or all the costs of the claims, which may in turn adversely affect our profitability and financial performance.

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

In order to operate our business, we are required to obtain and hold valid approvals, permits and licenses such as registrations with the Sustainable Energy Development Authority (“SEDA”) of Malaysia, Energy Commission of Malaysia (“ST”) and the Malaysia Construction Industry Development Board (“CIDB”). Please see “Item 4. Information on the Company-B. Business Overview-Approvals, Permits and Licenses.” We must comply with the restrictions and conditions imposed by the relevant authorities in order to maintain the validity of such approvals, permits and licenses. Our approvals, permits and licenses may be suspended or cancelled if we fail to comply with the applicable requirements or any conditions of the approvals, permits and licenses. Delay or refusal may also occur when renewing such approvals, permits or licenses upon their expiration. Failure to keep or renew the required approvals, permits or licenses could result in suspension or restriction of our business operations. We will not be able to participate in tenders for contracts or carry out our role as the EPCC contractor, which will adversely affect our business and financial performance.

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

We are exposed to the risk of system performance warranty claims after acceptance of our subcontract works as we provide performance warranty for the large-scale solar projects and C&I projects, in the form of achieving a minimum performance ratio during the defect liability period, which is typically 24 months. See “Item 4. Information on the Company-B. Business Overview-Our Services-Process Flow-Post-completion-Warranties and Defect Liabilities.” We are also exposed to the risk of defect liability claims for our large-scale solar projects and C&I projects. Claims against our failure to meet minimum performance ratio or defect liability claims, may have an impact on our financial performance.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers.

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of the scale and diversity of operations. For example, we plan to expand our EPCC services to encompass other types of renewable energy, namely hydropower and biogas. See “Item 4. Information on the Company-B. Business Overview-Our Growth Strategies-Offer EPCC Services to Other Types of Renewable Energy, Such as Hydropower and Biogas”. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must hire experienced professionals with expertise in hydropower and biogas, or provide training and development opportunities to existing staff members. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing, and integrating qualified employees, our business, financial condition, and results of operations may be materially harmed.

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

We plan to expand our business in other country in Southeast Asia for the next two years, such as the Philippines. We plan to establish our presence in the Philippines in the third quarter of 2026. For details, see “Item 4. Information on the Company-B. Business Overview-Our Growth Strategies-Expand Our Business from Malaysia to Other Countries in the Southeast Asia region.” The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Malaysia. As we grow our international operations in the future, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we will launch our services or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing channels. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

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

Our success also depends, to a large extent, on the efforts of our key personnel, including our executive officers, senior management, and other key employees who have valuable experience, knowledge, and connection in the solar energy industry. Mr. Lee Seng Chi, our Director and Chief Executive Officer, has over 12 years of experience in the solar industry and held senior leadership positions in multiple engineering companies before founding Founder Energy in 2021. There is no assurance that these key personnel will not terminate their employment with us. We do not carry key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our growth.

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

Risks Related to Our Class A Ordinary Shares and the Trading Market

If we are unable to maintain compliance with all applicable Nasdaq continued listing requirements and standards, our Class A Ordinary Shares could be delisted from Nasdaq.

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum share price and publicly held shares. We have previously received notices of non-compliance from Nasdaq relating to with Nasdaq’s minimum publicly held shares requirement under Listing Rule 5550(a)(4). Although we have regained compliance with Nasdaq’s minimum publicly held shares requirement under Listing Rule 5550(a)(4), there can be no assurances that we will be able to comply with all the applicable Nasdaq listing standards in the future. In the event that our Class A Ordinary Shares are delisted from Nasdaq as a result of our failure to comply with the Nasdaq continued listing standards, trading in our Class A Ordinary Shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Class A Ordinary Shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Class A Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

Our dual class structure may be dilutive to the voting power of Class A Ordinary Shareholders.

On July 8, 2025, at the 2025 extraordinary general meeting, to implement a dual class structure, our shareholders approved a resolution to amend and restate the Company’s then-effective Memorandum and Articles of Association to reflect (among other things) the revised authorized share structure of the Company and the terms of the Class A Ordinary Shares and Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges except for voting and conversion rights. In respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one (1) vote per one (1) Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one (1) Class B Ordinary Share. Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares where any Class B Ordinary Share is the subject of any sale, transfer, assignment, or disposal of a legal, beneficial or other interest in that Class B Ordinary Share to a holder that is not a holder of Class B Ordinary Shares nor (i) a spouse, child, grandchild and their successors (the “Privileged Relation”) of the holder; (ii) any company or other entity over which that holder has control; or (iii) a trust set up wholly for the benefit of that shareholder and/or the Privileged Relation of that shareholder (the “Permitted Transferee”), or a person who ceases to be a Permitted Transferee, in which each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. The creation of any pledge, charge, encumbrance or third party right over any Class B Ordinary Share to secure contractual or legal obligations of a holder of Class B Ordinary Shares shall not be deemed as a sale transfer, assignment or disposition unless such pledge, charge, encumbrance or third party right is enforced and it results in a third party holding legal title to the Class B Ordinary Share, in which case the Class B Ordinary Share will automatically convert to a Class A Ordinary Share. Class B Ordinary Shares are convertible voluntarily at any time after issuance at the option of the holder, upon 10 business days’ prior written notice to the Company, in which each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. Additionally, on the written request of the shareholder, the Company has the right at its discretion to automatically convert each one (1) Class A Ordinary Share into one (1) Class B Ordinary Share, in which each one (1) Class A Ordinary Share is convertible into one (1) Class B Ordinary Share and/or each one (1) Class B Ordinary Share into one (1) Class A Ordinary Share, in which, each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share.

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with holders of Class B Ordinary Shares. Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Concentration of voting power allows certain shareholders to exert significant control and prevent actions favored by other shareholders.

As of the date of this annual report, Reservoir Link Energy Bhd. beneficially owns 6.61% of our issued and outstanding Class A Ordinary Shares and 21.45% of our issued and outstanding Class B Ordinary Shares; our Chief Executive Officer, Director, and Chairman of the Board of Directors, Lee Seng Chi, beneficially owns 3.05% our issued and outstanding Class A Ordinary Shares and 55.71% of our issued and outstanding Class B Ordinary Shares; our non-executive director, Thien Chiet Chai, beneficially owns 22.84% of our issued and outstanding Class B Ordinary Shares. As a result, Reservoir Link Energy Bhd., Lee Seng Chi and Thien Chiet Chai beneficially own approximately 16.79%, 39.17% and 15.67%, respectively, of the aggregate voting power of our issued and outstanding shares. As a result, these shareholders will have significant influence over all matters that require approval by our shareholders, including the appointment and removal of directors and approval of certain significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

In preparing our consolidated financial statements as of and for the fiscal years ended December 31, 2023, 2024, and 2025, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of International Financial Reporting Standards and SEC reporting and compliance requirement and deficiency of internal journal entries procedure. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures: such as (i) implementing regular and continuous International Financial Reporting Standards accounting and financial reporting training programs for our accounting and financial reporting personnel; and (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 854,310 Class A Ordinary Shares are currently outstanding as of the date of this annual report and 764,347 shares are freely tradable. The remaining Class A Ordinary Shares are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Notwithstanding the foregoing, we note that holders of our Class A Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any Class B Ordinary Share for any reason. The directors must state the reason for their refusal in a resolution of directors, and the Company must as soon as practicable, send each of the transferor and transferee a notice of refusal. Class A Ordinary Shares listed on the Nasdaq Capital Market, may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a share is only effective once the name of the transferee is entered in the register of shareholders.

If our directors refuse to register a transfer they must state the reason for their refusal in a resolution of directors and the Company must, as soon as practicable, send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public market. Our Class A Ordinary Shares are listed on the Nasdaq Capital Market, and the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are all conducted through the Depository Trust Company systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

The BVI law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s M&A. Our M&A allow our shareholders holding shares which carry in aggregate not less than 30 per cent of all votes attaching to all of our issued and outstanding shares, to requisition a general meeting of our shareholders, in which case our chairman or a majority of our directors are obliged to call such meeting. Advance notice of at least seven calendar days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder, present in person or by proxy, holding shares which carry in aggregate not less than 33.3 percent of all votes attaching to all of our shares in issue and entitled to vote at such meeting. Unless our directors decide otherwise by a resolution of directors, a shareholder may not attend or vote (in person or by proxy) at any meeting of shareholders (or class of shareholders), or sign or consent to any written resolution of shareholders (or class of shareholders), in respect of any share held by the shareholder unless all calls and other sums currently payable by the shareholder to the Company in respect of the share have been paid in full.

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

If we are classified as a passive foreign investment company (PFIC), United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company (“PFIC”) Consequences.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Founder Energy (Malaysia) was established on April 13, 2021, as a private company limited by shares organized under the laws of Malaysia. Founder Energy (Malaysia) holds 100% of the equity interests in the following entities: (i) Founder Assets, which was established in Malaysia on September 21, 2022, as a wholly owned subsidiary of Founder Energy (Malaysia); (ii) Founder Energy (Singapore), which was established in Singapore on May 27, 2022, as a wholly owned subsidiary of Founder Energy (Malaysia); and (iii) Founder Solar Solution, which was established in Malaysia on February 10, 2025, as a wholly owned subsidiary of Founder Energy (Malaysia). On February 24, 2023, Founder Assets issued 999,900 ordinary shares at RM1 per share to Founder Energy (Malaysia), for a total consideration of RM999,900, after which Founder Energy (Malaysia) holds 1,000,000 shares of Founder Assets in total, as its sole shareholder. Subsequently on January 21, 2025, Founder Assets issued 1,000,000 ordinary shares at RM1 per share to Founder Energy (Malaysia), for a total consideration of RM1,000,000, after which Founder Energy (Malaysia) holds 2,000,000 shares of Founder Assets in total, as its sole shareholder.

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

On January 14, 2025, we established a new subsidiary, Founder Assets (Thailand) Company Limited, in Thailand, which is 99% owned by the Company, 0.5% owned by Lee Seng Chi, our Chief Executive Officer and 0.5% owned by See Sian Seong, our Chief Financial Officer. Founder Assets (Thailand) Company Limited primarily engages in investment in renewable energy assets at Thailand.

On February 10, 2025, our wholly owned subsidiary, Founder Energy (Malaysia), established a new wholly owned subsidiary, Founder Solar Solution Sdn Bhd., in Malaysia. Founder Solar Solution Sdn Bhd. primarily engages in providing EPCC services for residential solar projects.

On November 18, 2025, we established Founder Capital LLC (“Founder Capital”) in State of Utah, which is wholly owned by the Company. Founder Capital was established for the December 2025 Private Placement (as defined below). For details of the December 2025 Private Placement, please see “- December 2025 Private Placement.”

On 20 January, 2026, the Company invested in Nichcom Go Sdn Bhd, by way of acquiring 19.90% equity interest in Nichcom Go Sdn Bhd. Nichcom Go Sdn Bhd , primarily engages in providing services in relation to electric vehicles charging facilities.

The following chart illustrates our corporate structure as of the date of this annual report.

*	Reservoir Link Energy Bhd. is ultimately controlled by its board of directors. See Note 2 under “Principal Shareholders.”

*	As required by local regulation in Thailand, balance of 0.00002% shareholding is owned by management, Lee Seng Chi and See Sian Seong equally.

*	Reservoir Link Energy Bhd. is ultimately controlled by its board of directors. See Note 2 under “Principal Shareholders.”

*	As required by local regulation in Thailand, balance of 0.00002% shareholding is owned by management, Lee Seng Chi and See Sian Seong equally.

Recent Developments

Establishment of New Subsidiaries

On January 14, 2025, we established a new subsidiary, Founder Assets (Thailand) Company Limited, in Thailand, which is 99% owned by the Company and 1% owned by Lee Seng Chi and See Sian Seong equally. Founder Assets (Thailand) Company Limited primarily engages in investment in renewable energy assets at Thailand. On February 10, 2025, our wholly owned subsidiary, Founder Energy (Malaysia), established a new wholly owned subsidiary Founder Solar Solution Sdn Bhd. in Malaysia. Founder Solar Solution Sdn Bhd. primarily engages in providing EPCC services for residential solar projects.

Entry and Termination of Securities Purchase Agreement with Streeterville Capital, LLC

On March 13, 2025, the Company entered into a securities purchase agreement (the “SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Purchaser,” and collectively with the Company, the “Parties”). Pursuant to the SPA, the Purchaser agreed to purchase from the Company, and the Company agreed to issue and sell to the Purchaser, securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $10,000,000, for the purchase of Class A Ordinary Shares, upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase. On March 14, 2025, the Company issued 1,850,000 Class A Ordinary Shares, or 18,500 Class A Ordinary Shares after reflecting the Share Combination, to the Purchaser as a commitment fee for the Pre-Paid Purchase facility.

On April 8, 2025, the Company and the Purchaser entered into a letter agreement (the “Letter Agreement”), pursuant to which the SPA was terminated. According to the Letter Agreement, on April 11, 2025, the Purchaser received $1,250,000 (the “Rescission Purchase Price”) from the Company, and on April 21, 2025, the Company’s transfer agent returned the 1,850,000 Class A Ordinary Shares or 18,500 Class A Ordinary Shares after reflecting the Share Combination previously issued to the Purchaser back to the Company. As such, the Transaction Documents (as defined in the SPA) and all of the transactions contemplated thereby have been rescinded ab initio, and shall be of no further force or effect, as a result of which the Transaction Documents shall be deemed not to have occurred (the “Rescission”). The Rescission has placed each of the Parties in the same respective position that each was in prior to the execution of the Transaction Documents.

April 2025 Private Placement

On April 22, 2025, the Company entered into a Securities Purchase Agreement with AVONDALE CAPITAL, LLC, a Utah limited liability company (“AVONDALE”), pursuant to which AVONDALE agreed to purchase from the Company, during a period of two (2) years, one or more pre-paid purchases in the aggregate purchase amount of up to $10,000,000.00 for the purchase of the Company’s then-existing ordinary shares (now designated as Class A Ordinary Shares) (the “April 2025 Private Placement”). In connection with the April 2025 Private Placement, the Company entered into a registration rights agreement, pursuant to which the Company agreed to register resale of all registrable securities issued in the April 2025 Private Placement.

On May 23, 2025, the SEC declared effective a registration statement on Form F-1 filed by the Company to register up to 11,750,000 Class A Ordinary Shares, or 117,500 Class A Ordinary Shares after reflecting the Share Combination, which were issuable to AVONDALE in connection with the April 2025 Private Placement (the “May 2025 Form F-1”).

As of the date of this annual report, AVONDALE has made 17 pre-paid purchases in the aggregate purchase amount of $5,500,000 under the April 2025 Private Placement. AVONDALE has exercised its right to purchase the Company’s Class A Ordinary Shares under those 17 pre-paid purchases in full, as a result of which AVONDALE acquired 19,606,820 Class A Ordinary Shares of the Company, or 196,068 Class A Ordinary Shares after reflecting the Share Combination.

Adoption of Dual Class Structure

On July 8, 2025, at the 2025 extraordinary general meeting, to implement a dual class structure, our shareholders approved a resolution to amend and restate the Company’s then-effective Memorandum and Articles of Association to reflect the revised authorized share structure of the Company and the terms of the Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges except for voting and conversion rights. In respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one (1) vote per one (1) Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one (1) Class B Ordinary Share. Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares where any Class B Ordinary Share is the subject of any sale, transfer, assignment, or disposal of a legal, beneficial or other interest in that Class B Ordinary Share to a holder that is not a holder of Class B Ordinary Shares nor is a Permitted Transferee, or a person who ceases to be a Permitted Transferee, in which each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. The creation of any pledge, charge, encumbrance or third party right over any Class B Ordinary Share to secure contractual or legal obligations of a holder of Class B Ordinary Shares shall not be deemed as a sale transfer, assignment or disposition unless such pledge, charge, encumbrance or third party right is enforced and it results in a third party holding legal title to the Class B Ordinary Share, in which case the Class B Ordinary Share will automatically convert to a Class A Ordinary Share. Class B Ordinary Shares are convertible voluntarily at any time after issuance at the option of the holder, upon 10 business days’ prior written notice to the Company, in which each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. Additionally, on the written request of the shareholder, the Company has the right at its discretion to automatically convert each one (1) Class A Ordinary Share into one (1) Class B Ordinary Share, in which each one (1) Class A Ordinary Share is convertible into one (1) Class B Ordinary Share and/or each one (1) Class B Ordinary Share into one (1) Class A Ordinary Share in which, each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share.

December 2025 Private Placement

On December 11, 2025, the Company entered into entered into the Purchase Agreement with Streeterville Capital, LLC (the “Selling Shareholder”). Pursuant to the Purchase Agreement, the Selling Shareholder agreed to purchase from the Company, and the Company agreed to issue and sell to the Selling Shareholder, a secured convertible promissory note (the “Note”) in the original principal amount of $16,070,000, which included an original issue discount of $1,050,000 and transaction expenses amount of $20,000, and carried a simple interest rate of six percent (6%) per annum (the “December 2025 Private Placement”). The Note matures on December 11, 2026, one year from the date of issuance. The Note is convertible into the Company’s Class A Ordinary Shares at the conversion price equal to 82.5% of the lowest daily volume weighted average price during ten consecutive trading days immediately preceding the applicable measurement date. In the event that the conversion price is lower than $6.874, the Selling Shareholder has the right to have the applicable conversion amount paid in cash rather than conversion shares. On December 11, 2025, the Company issued the Note to the Selling Shareholder and the transaction was consummated.

At the closing, the Selling Shareholder paid $3,000,000 of the Purchase Price to the Company and $12,000,000 of the Purchase Price into a deposit account (the “Deposit Account”) of the Company’s wholly-owned subsidiary, Founder Capital, LLC, a Utah limited liability company (“Founder Capital”). Founder Capital entered into a Deposit Account Control Agreement (the “DACA”) with the Selling Shareholder and Lakeside Bank, an Illinois banking corporation, to secure the Note. As a collateral for the Note, after the filing of the registration statement on Form F-1 on February 25, 2026, the Company will maintain a minimum cash balance in the Deposit Account equal to the lesser of (i) $11,000,000 and (ii) eighty percent (80%) of the then-outstanding principal balance of the Note. In addition to the DACA, the Company’s obligations under the Note are also secured by: (i) a Guaranty from Founder Capital (the “Guaranty”) and (ii) a pledge of the equity interests in Founder Capital pursuant to a Pledge Agreement (the “Pledge Agreement”) by the Company pledging 100% of the equity interests in Founder Capital.

Increase of Share Capital of the Subsidiary in Thailand

On January 22, 2026, Founder Assets (Thailand) Co Ltd, our subsidiary in Thailand, increases its share capital from THB 2,000,000 to THB 25,000,000. Founder Group Limited will contribute all the incremental share capital.

Share Combination

The authorised, issued, and outstanding shares of the Company were combined on a 100 for 1 ratio (the “Share Combination”) with the marketplace effective date of February 10, 2026. The objective of the Share Combination is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. Beginning with the opening of trading on February 10, 2026, the Company’s Class A Ordinary Shares traded on the Nasdaq Capital Market on an adjusted basis, under the same symbol “FGL” but under a new CUSIP number, G3662E121. As a result of the Share Combination, each 100 Ordinary Shares outstanding will automatically combine and convert to one issued and outstanding Ordinary Share without any action on the part of the shareholders. Each shareholder who holds fractional shares following, and as a result of, the Share Combination, will be issued with such bonus shares as is necessary to ensure that their shareholding is rounded up to the nearest whole number.

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

Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning. After the acceptance of our projects by our clients, we provide performance warranty during the defect liability period, which is typically 24 months. See “Item 4. Information on the Company-B. Business Overview - Our Services-Project Flow - Post-completion-Warranties and defect liabilities.” Our goal is to ensure seamless project execution, adhering to the highest industry standards and delivering optimal performance and reliability. For the fiscal years ended December 31, 2023, 2024, and 2025, our revenue generated from large-scale solar projects services was RM131,988,574 (approximately US$28,746,286), RM68,864,991 (approximately US$15,387,105), and RM73,706,601 (approximately US$18,149,866), respectively, accounting for 89%, 76% and 61% of our total revenue for the respective years.

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning. The C&I projects also come with a 24 month defect liability period and we provide performance warranty during this period. We ensure that our C&I projects are customized to meet the unique energy needs of each customer, providing them with efficient and sustainable solar solutions. For the fiscal years ended December 31, 2025, 2024, and 2023, our revenue generated from C&I projects was RM46,991,009 (approximately US$11,571,290), RM21,479,597 (approximately US$4,799,374), and RM16,065,399 (approximately US$3,498,944), respectively, accounting for approximately 39%, 24%, and 11% of our total revenue for the respective years.

Additionally, we offer operation and maintenance (“O&M”) services to our clients to ensure that the power plant and the solar PV system operate safely and continuously at its optimum capacity and historically have derived little revenue from these services.

In the fiscal years ended December 31, 2023, 2024, and 2025, our total revenue was RM148,053,973 (approximately US$32,245,230), RM90,344,588 (approximately US$20,186,479), and RM120,697,610 (approximately US$29,721,156), respectively, representing a negative growth rate of 39% from fiscal year 2023 to fiscal year 2024, and a growth rate of 33.6% from fiscal year 2024 to fiscal year 2025. For the same fiscal years, our net income was RM7,147,068 (approximately US$1,556,586), net loss of RM5,150,005 (approximately US$1,150,711) and net loss of RM7,275,141 (approximately US$1,791,465) , respectively, representing a negative growth rate of 172% from fiscal year 2023 to fiscal year 2024, and a negative growth rate of 41% from fiscal year 2024 to fiscal year 2025.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Excellent Track Records and Reputation

We are a dedicated solar solutions provider in Malaysia, offering end-to-end services for commercial and industrial sectors, as well as large-scale solar power projects, encompassing project design, engineering, and comprehensive project management. Since 2021, we have successfully delivered over 700 Megawatt peak (MWp) solar power plants in Malaysia and have generated total revenue of approximately RM538 million (approximately US$132 million) as of December 2025. Thorough market diligence and strong relationships with suppliers, subcontractors, and financial institutions enable us to identify and pursue opportunities efficiently. Our internal processes, including supply chain management, project control, risk management, and quality monitoring, ensure seamless project execution. Our established networks and in-house engineering team provide us with a competitive edge, allowing us to secure bids and earn repeat orders.

We place great importance on our track record and market reputation, as they serve as strong indicators of our capabilities. We take pride in completing projects on time, with no claims of late completion as of the date of this annual report. Furthermore, we believe in the strong performance of our solar PV systems and power plants as we have not received any customers claims for the fiscal years ended December 31, 2023, 2024, and 2025, up to the date of this annual report. This underscores our commitment to delivering high-quality services and maintaining a strong market presence in the solar industry.

Proven Financial Performance

We have demonstrated proven financial performance and our revenue has decreased from approximately RM148,053,973 (approximately US$32,245,230) in fiscal year 2023 to approximately RM90,344,588 (approximately US$20,186,479) in fiscal year 2024, representing a decrease by 39%, and grown from approximately RM90,344,588 (approximately US$20,186,479) in fiscal year 2024 to approximately RM120,697,610 (approximately US$29,721,156) in fiscal year 2025, representing an increase by 33.6%. The loss was primarily due to a delay in the implementation of large-scale solar projects in 2024; however, most of these projects have resumed in 2025. The Company has maintained overhead costs to capitalize on future opportunities. Our net income has decreased from approximately RM7,147,068 (approximately US$1,556,586) in fiscal year 2023 to net loss of approximately RM5,150,005 (approximately US$1,150,711) in fiscal year 2024, representing a decrease by 172%, and grown from approximately RM5,150,005 (approximately US$1,150,711) in fiscal year 2024 to net loss approximately RM7,275,141 (approximately US$1,791,465) in fiscal year 2025, representing a decrease by 41%. We believe our strong growth and financial performance are attributed to our focus on risk management and reliance on clearly defined internal processes to manage our business. Furthermore, we have the ability to provide our customers with an extended credit term of up to 90 days, surpassing the typical 7-day offering by other solar industry providers.

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

An Experienced Management Team

Our management team, comprising our directors and executive officers, has played a very important role in promoting our growth in the past years and is expected to continue to do so in the future. We are led by a management team with extensive experience in the solar industry, deep understanding of project management and a proven track record of performance. Mr. Lee Seng Chi, our Director and Chief Executive Officer, has over 12 years of experience in the solar industry and held senior leadership positions in multiple engineering companies before he founded Founder Energy in 2021. Benefitting from the extensive experience of the management team, their strong relationships with our customers, and their strategy to focus on key markets for opportunities, we have been able to expand our market shares in Malaysia.

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

Furthermore, investing in renewable energy assets allows us to leverage our industry expertise and capitalize on our knowledge of solar facility installation. We can apply our experience in selecting, developing, and managing these assets efficiently, maximizing their performance and profitability. In February 2023, our subsidiary Founder Assets entered into a deed of novation with another two Malaysian entities, party A and party B, whereby Founder Assets accepted the novation of all of party A’s rights, interests, obligations and liabilities under a power purchase agreement between party A and party B (the “PPA”). Under the PPA, party A agreed to develop, design, install, construct, own, operate and maintain a solar PV and party B agreed to purchase power generated from that solar PV system, for a term of 20 years. As of the date of this annual report, the project has been fully completed and is operating in compliance with all applicable laws. This marks a significant and pivotal step in our strategy to invest in renewable energy assets. However, as of the date of this annual report, Founder Assets has not yet received approval from the Energy Commission of Malaysia, and the Company is actively in the process of seeking written approval from the Energy Commission of Malaysia concerning changes in shareholding structure resulting from Founder Group’s IPO. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-If our subsidiary Founder Assets fails to secure approval from the Energy Commission of Malaysia, its business operations could be materially and adversely affected.”

Expand Our Business from Malaysia to Other Countries in the Southeast Asia region.

We recognize the significant untapped potential for solar energy in the Southeast Asia. Our strategy entails expanding our business presence in the region, with a specific focus on countries such as Vietnam and the Philippines. We plan to establish our presence in the Vietnam and the Philippines markets in the next two years. We firmly believe that the market opportunity for large-scale solar, commercial and industrial (C&I), and residential solar services remains substantially untapped in Southeast Asia. To capitalize on this potential, we plan to strengthen our existing client relationships while actively seeking out new clients to accelerate our growth trajectory. Given the increasing demand for renewable energy and the supportive regulatory policies promoting solar energy as a cost-effective alternative to traditional electric utilities, we are strategically positioned to enter new markets in the near future. Singapore, Indonesia, and the Philippines are particularly attractive due to their high demand for sustainable energy solutions and conducive business environments.

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

In line with this vision, we plan to venture into the hydroelectric power sector, which involves designing and constructing facilities that generate electricity from the power of moving water. Additionally, we plan to expand into the biogas sector, focusing on the utilization of agricultural waste to generate electricity through the harvesting of biogas. By diversifying our offerings, we intend to tap into new avenues of growth and extend our reach within the renewable energy landscape. We plan to kickstart these initiatives in the fourth quarter of 2026, showcasing our commitment to meeting the evolving needs of the renewable energy market. This strategic expansion aligns with our mission to contribute to the global transition towards clean and sustainable energy sources. We are excited to embark on these ventures, leveraging our existing strengths and fostering innovation in renewable energy construction to drive further success and make a positive impact on the future of energy.

Our Business Model

We currently generate revenue from the following principal sources:

●	Large-scale Solar Project Services. We generate a significant portion of our revenue by providing comprehensive EPCC services for large-scale solar projects. These projects involve utility-scale solar PV power plants with an installed generating capacity of at least 1 MWac. The electricity generated from these projects is supplied to the power grid and sold to local utility company.

●	C&I Project Services. We also generate revenue by offering EPCC services for C&I solar projects. These projects involve smaller power generating facilities. The electricity generated from C&I projects primarily serves the customers’ own consumption, with any surplus supplied to the power grid. Typically, these solar systems are installed on the rooftops of commercial and industrial buildings. We provide end-to-end solutions for C&I projects, catering to the specific requirements of our customers in this sector.

The following table presents our revenue and gross profit for the fiscal years ended December 31, 2023, 2024, and 2025. See also “Item 5. Operating and Financial Review and Prospects-A. Operating Results.”

	Revenue
	Fiscal Years Ended December 31,
	2023		2024		2025		2025
	RM		RM		RM		USD
Large-scale Solar Project Services	RM	131,988,574	RM	68,864,991	RM	73,706,601	$18,149,866
C&I Project Services	RM	16,065,399	RM	21,479,597	RM	46,991,009	$11,571,290
Total	RM	148,053,973	RM	90,344,588	RM	120,697,610	$29,721,156

	Gross Profit
	Fiscal Years Ended December 31,
	2023		2024		2025		2025
Large-scale Solar Project Services	RM	15,823,226	RM	3,455,338	RM	8,176,544	$2,013,432
C&I Project Services	RM	2,029,721	RM	2,787,132	RM	5,801,555	$1,428,602
Total	RM	17,852,947	RM	6,242,470	RM	13,978,099	$3,442,034

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

For a detailed discussion on the scope of work of our EPCC services, please refer to “-Project Flow” below.

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

Our Solar Projects

Completed solar projects

For the fiscal years ended December 31, 2023, 2024, and 2025, our material completed solar projects are as follows:

Large-Scale Solar Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR Million)	Start Date/ Completion Date
1	Customer A	Ground-mounted	Engineering, Construction and Commissioning	Perak, Malaysia	10.95	14.90	03/11/2022 05/30/2023
2	Customer B	Ground- mounted	Supply of PV Mounting Structure	Terengganu, Malaysia	100.00	20.50	05/12/2021 12/07/2021
3	Customer A	Ground- mounted	Supply of PV Mounting Structure	Kedah, Malaysia	20.76	5.30	05/24/2022 09/30/2022
4	Customer C	Ground- mounted	PV structure and module installation	Pinang, Malaysia	10.00	1.00	06/15/2022 04/10/2023
5	Customer D	Ground- mounted	Piling, Mechanical & Photovoltaic Installation Works	Perak, Malaysia	100.00	2.77	04/14/2021 12/11/2022
6	Customer A	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	13.00	10.18	08/24/2022 11/14/2023
7	Customer G	Ground- mounted	Engineering, Construction and Commissioning	Perak, Malaysia	25.00	16.75	09/06/2022 08/25/2023
8	Customer F	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Perak, Malaysia	15.00	4.00	10/25/2022 03/31/2024
9	Customer F	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Perak, Malaysia	10.00	3.82	12/16/2022 03/31/2024
10	Customer H	Ground- mounted	Civil works	Perlis, Malaysia	50.00	4.00	03/30/2023 03/31/2024
11	Customer B	Ground- mounted	Installation, testing and commissioning of PV modules, inverters, DC cables and associated works	Terengganu, Malaysia	100.00	8.46	09/13/2021 06/30/2024
12	Customer D	Ground- mounted	Civil works and Structure, Mechanical and Electrical works	Kedah, Malaysia	50.00	21.00	08/08/2023 09/25/2024
13	Customer N	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Kedah, Malaysia	50.00	22.40	03/18/2024 03/31/2025
14	Customer K	Ground- mounted	DC Works	Selangor, Malaysia	11.8	4.4	10/15/2024 02/04/2026

C&I Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR Million)	Start Date/ Completion Date
1	Customer E	Rooftop	Engineering, Procurement, Construction and Commissioning	Pinang, Malaysia	1.50	5.13	10/31/2022 05/10/2023
2	Customer I	Rooftop	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	2.65	0.35	05/20/2021 10/28/2021
3	Customer O	Rooftop	Engineering, Procurement, Construction and Commissioning	Pinang, Malaysia	0.99	3.56	05/09/2024 05/09/2025
4	Customer P	Rooftop	Engineering, Procurement, Construction and Commissioning	Johor, Malaysia	1.4	3.68	05/17/2024 04/11/2025
5	Customer M	Rooftop	Supply, Deliver, Install, Testing and Commissioning	Perak & Kelantan & Johor, Malaysia	0.34	1.20	04/04/2024 05/14/2025
6	Customer L	Rooftop	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	0.8	2.81	01/03/2025 01/20/2026

On-going solar projects

As of the date of this annual report, our material on-going solar projects are as follows:

Large-Scale Solar Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR million)	Start Date/ Expected Completion Date
1	Customer J	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	10.88	20.00	06/21/2024 05/31/2026
2	Customer J	Ground- mounted	Civil works and Structure, DC and AC and associated works	Selangor, Malaysia	9.99	20.00	01/02/2025 05/31/2026
3	Customer F	Ground- mounted	Supply, civil and structural works, commissioning and testing	Pahang, Malaysia	29.99	10.00	05/07/2025 11/06/2026
4	Customer F	Ground- mounted	Supply, civil and structural works, commissioning and testing	Negeri Sembilan, Malaysia	25.40	16.37	02/18/2025 05/31/2026
5	Customer A	Ground- mounted	Procurement, electrical, mechanical installation and commissioning	Kedah, Malaysia	30.00	6.05	09/19/2025 05/30/2026
6	Customer Q	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Kelantan, Malaysia	5.50	19.50	12/29/2025 05/01/2027
7	Customer Q	Ground- mounted	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	9.50	34.00	12/29/2025 05/01/2027

C&I Projects
Project #	Customer Name/Type	Type of Facility	Scope of Work	Location	Capacity (MWac)	Contract Value (MYR million)	Start Date/ Expected Completion Date
1	Customer E	Rooftop	Engineering, Procurement, Construction and Commissioning	Kedah, Malaysia	2.26	9.25	09/02/2024 03/31/2026
2	Customer L	Rooftop	Engineering, Procurement, Construction and Commissioning	Melaka, Malaysia	4.98	16.56	01/03/2025 06/30/2026
3	Customer L	Rooftop	Engineering, Procurement, Construction and Commissioning	Selangor, Malaysia	3.28	11.60	01/03/2025 03/31/2026

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

Our Customers

Our customer base consists primarily of two types: project owners and project awarders. Project owners include developers or owners of utility-scale solar PV power plants for large-scale solar projects, or owners of solar system for C&I projects. On the other hand, project awarders are service providers or main contractors who secure solar project bids from project owners and then subcontract the work to subcontractors. In the case of C&I projects, the majority of our customers are project owners, while for large-scale solar projects, the majority of our customers are project awarders. For the fiscal years ended December 31, 2023, 2024, and 2025, revenue generated from servicing project owners was RM7,687,059 (approximately US$1,674,193), and RM13,128,870 (approximately US$2,933,498), and RM47,184,522 (approximately US$11,618,942) respectively, accounting for 5%, 15% and 39% of our total revenue, respectively. For the fiscal years ended December 31, 2023, 2024, and 2025, revenue generated from servicing project awarders was RM140,366,913 (approximately US$30,571,036), and RM77,215,718 (approximately US$17,252,981), and RM73,513,088 (approximately US$18,102,214), respectively, accounting for 95%, 85% and 61% of our total revenue.

Below is a list of the major customers and the percentages each of them individually accounted for our annual total revenue, during the fiscal years ended December 31, 2023, 2024, and 2025.

For fiscal year 2023
Customer Name	Main Types of Services Provided	% of Total Revenue
Customer I	Supply of mounting structure and construction services	29.88%
Customer III	Supply of mounting structure and construction services	15.61%
Customer IV	Supply of mounting structure and construction services	10.60%

For fiscal year 2024
Customer Name	Main Types of Services Provided	% of Total Revenue
Customer V	Construction services	23.25%
Customer III	Supply of mounting structure and construction services	11.55%
Customer VI	Supply of mounting structure and construction services	9.56%

For fiscal year 2025
Customer Name	Main Types of Services Provided	% of Total Revenue
Customer VII	Construction services	28.47%
Customer VIII	Construction services	17.23%
Customer VI	Supply of mounting structure and construction services	11.83%

For fiscal year 2025, we derived a significant portion of our revenue from Customer VII, which contributed 28.47% of our total revenue. That was mainly because in fiscal year 2025, we secured multiple large-scale solar projects from Customer VII. For fiscal year 2024, we derived a significant portion of our revenue from Customer V, which contributed 23.25% of our total revenue. That was mainly because in fiscal year 2024, we secured a large-scale solar project of 50MWac from Customer V. For fiscal year 2023, we derived a significant portion of our revenue from Customer I, which contributed 29.88% of our total revenue. That was mainly because in fiscal year 2023, we secured several large-scale solar project totaling 112.0 MWac from Customer I.

In general, we are not dependent on any customers for business given the unlikelihood of our customers undertaking solar PV projects on a recurring basis. Therefore, our EPCC services for large-scale solar projects and C&I projects would not be required repeatedly. Please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We face risks associated with concentration of revenue from a few large clients. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.”

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

Below is a list of the major suppliers and the percentages each of them individually accounted for our annual total purchase, during the fiscal years ended December 31, 2023, 2024, and 2025.

For fiscal year 2023
Supplier Name	Types of Products/Services Provided	% of Total Purchase
Solar First Energy Technology Co. Ltd.	Mounting structure	16.00%
Xiamen Solar First Energy Technology Co. Ltd.	Mounting structure	13.72%

For fiscal year 2024
Supplier Name	Types of Products/Services Provided	% of Total Purchase
Solar First Energy Technology Co. Ltd.	Mounting structure	14.88%

For fiscal year 2025
Supplier Name	Main Types of Services Provided	% of Total Purchase
Supplier I	Subcontractor services	15.20%

In fiscal year 2023, a significant portion of our purchase was from Xiamen Solar First Energy Technology Co. Ltd., representing 13.72% of our total purchase for fiscal year 2023, respectively. In June 2021, by way of a deed of novation, we entered into a distributorship agreement with Xiamen Solar First Energy Technology Co. Ltd. and became its exclusive distributor of solar mounting systems in Malaysia. The distributorship agreement was effective until January 1, 2025. We did not renew the distributorship agreement; however, we are still able to make purchases from Xiamen Solar First Energy Technology Co. Ltd. on an as needed basis. As of the date of this annual report, all of the mounting systems that we sourced have been purchased from Xiamen Solar First Energy Technology Co. Ltd and its affiliate Solar First Energy Technology Co. Ltd. For other types of equipment and materials, we source and purchase from third-party suppliers on the market. Please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and it may have a material adverse effect on our business and results of operations.”

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

Subsidiary	License/Permit	Issuing Entity	Valid Through
Founder Energy (Malaysia)	Registration of photovoltaic service provider	SEDA	December 31, 2026
Founder Energy (Malaysia)	Registration of Contractor for Grade G7	CIDB	September 26, 2028
Founder Energy (Malaysia)	Registration of Electrical Contractor	ST	August 4, 2026
Founder Assets	Registered Solar Photovoltaic Investor under NEM Program	SEDA	December 31, 2026
Founder Assets*	License for Public Installation under Energy Commission of Malaysia	ST	September 15, 2033

*	This license imposes restriction on changes in shareholders and shareholding structure of the licensee (Founder Assets). Founder Assets is in the process of seeking written approval from the Energy Commission of Malaysia, regarding the shareholding structure change as a result of Founder Group’s IPO. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-If our subsidiary Founder Assets fails to secure approval from the Energy Commission of Malaysia, its business operations could be materially and adversely affected.”

We plan to renew the above permits or licenses before expiration.

Competition

The solar energy industry in Southeast Asia is highly competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We, as an EPCC service provider for solar facilities, face direct competition from other EPCC providers, as well as from traditional energy firms and companies offering alternative energy solutions. To effectively compete in this landscape, several crucial factors come into play. These include delivering high-quality projects, providing exceptional customer experiences, ensuring the retention of skilled professionals, adapting to evolving technology and customer preferences, and establishing a strong brand presence. While we believe our company is well-positioned to thrive based on these factors, we acknowledge that certain competitors may possess longer operating histories, greater financial and technical resources, or stronger brand recognition. These factors could present challenges and affect our market share and overall competitive position. For a discussion of competition-related risks, please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-The markets in which we operate are highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.”

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

Employees

As of December 31, 2025, 2024 and 2023, we had 76, 82, and 45 full-time employees, respectively. The following table sets forth the number of our full-time employees as of March 31, 2026:

Function:	Number
Management	3
Sales and Marketing	10
Technical	44
Finance and Accounting	8
General and Administration	15
Total	80

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

Insurance

To mitigate risks across different aspects of our operations and to ensure comprehensive coverage, we maintain various insurance policies and we believe the insurance coverage we maintain is in line with industry norms. As of the date of this annual report, we maintain the following insurance policies:

●	A business property insurance with an effective date from March 13, 2026 to March 11, 2027, which covers the loss or damage of our physical property, including furniture, fixtures, office equipment, tools and other items of value.

●	An equipment insurance with an effective date from February 25, 2026 to February 24, 2027, which provides protection for our equipment;

●	A group hospital & surgical insurance with an effective date from October 20, 2024 to October 19, 2026, which provides medical protection for our employees;

●	A group personal accident insurance with an effective date from September 23, 2024 to September 22, 2026, which provides protection for our employees; and

●	Directors and officers liability insurance for our directors and senior management, with an effective date from June 15, 2025 to June 14, 2026.

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

C. Organizational Structure

See “-A. History and Development of the Company.”

D. Property, Plants and Equipment

See “-B. Business Overview-Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2024 and 2025

Revenue

	As of December 31, 2024		As of December 31, 2025		As of December 31, 2025	Variance
	RM	% of total revenue	RM	% of total revenue	USD	RM	%
Large-scale solar projects	68,864,991	76%	73,706,601	61%	18,149,866	4,841,610	7%
Commercial and Industrial projects	21,479,597	24%	46,991,009	39%	11,571,290	25,511,412	119%
	90,344,588	100%	120,697,610	100%	29,721,156	30,353,022	34%

Revenue for the year ended December 31, 2025 was RM120,697,610 (US$29,721,156) representing an increase of 33.6% from RM90,344,588 for the fiscal year ended December 31, 2024. The increase in revenue was mainly driven by higher contribution from commercial and industrial projects. The increase was in line with government promotion of use of renewable energy and the materialization of our sales and marketing effort in the previous years.

Our revenue generated from large-scale solar projects increased by RM4,841,610 or approximately 7% from RM68,864,991 for the fiscal year ended 2024 to RM73,706,601 (USD18,149,866) for the fiscal year 2025. The increase was due to the delivery of several large-scale solar projects during the financial year.

Our revenue generated from commercial and industrial projects increased by RM25,511,412, or approximately 119% from RM21,479,597 to RM46,991,009 (USD11,571,290) for the fiscal year 2025. The increase was due to securing several rooftop solar projects and increase in number of on-going projects during the fiscal year.

Cost of Sales

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025	Variance
	RM	RM	USD	RM	%
Material Cost	27,348,569	22,803,566	5,615,259	-4,545,003	(16.6)%
Construction Cost	47,319,827	71,923,022	17,710,668	24,603,195	52.0%
Staff Cost	4,482,351	4,921,191	1,211,817	438,840	9.8%
Logistic Cost	1,382,209	1,444,293	355,650	62,084	4.5%
Tools & Machinery	242,645	1,008,850	248,424	766,205	315.8%
Miscellaneous	2,910,139	2,902,876	714,818	-7,263	(0.2)%
Depreciation	416,378	1,715,714	422,486	1,299,336	312.1%
Total cost of sale	84,102,118	106,719,511	26,279,122	22,617,393	26.9%

Cost of sales represents our cost incurred in constructing projects, purchasing materials, specific staff costs and other project-related costs incurred for identifiable projects.

The increase in cost of sales aligned with the overall increase in revenue, primarily due to the securing of more commercial and industrial projects and delivery of multiple large-scale solar projects during the fiscal year.

The material cost for the fiscal year ended December 31, 2025 was RM22,803,566 (USD5,615,259), representing a decrease of 16%, from RM27,348,569 for the fiscal year ended December 31, 2024. The decrease due to reduction in sales of our mounting structure as we are slowly focusing our expansion on EPCC services.

The construction cost for the fiscal year ended December 31, 2025 was RM71,923,022 (USD17,710,668), representing an increase of 52%, from RM47,319,827 for the fiscal year ended December 31,2024. The increase was in line with the increase in our revenue from executing commercial and industry projects and also multiple large-sized contracts during the year.

The staff costs for the fiscal year ended December 31, 2025 was RM4,921,191 (USD1,211,817), representing an increase of 9.8%, from RM4,482,351 for the fiscal year ended December 31, 2024. The increase was due to the expansion of our operation team to execute large-scale projects secured in the previous fiscal year and during the year, aligned with an increase in our number of full-time employees.]

The logistic costs for the fiscal year ended December 31, 2025 was RM1,444,293 (USD355,650), representing an increase of 4.5%, from RM1,382,209 for fiscal year ended December 31, 2024. The increase was due to the higher rental expenses for company vehicles used for site travel and increased warehouse storage costs to maintain a high inventory level for upcoming projects.

The tools and machinery for fiscal year ended December 31, 2025 was RM1,008,850 (USD248,424), representing an increase of 315.8%, from RM242,645 for the fiscal year ended December 2024. The increase was due to a increase in hiring machinery at site to expedite the progress of works to meet the completion timeline during the year.

The miscellaneous for fiscal year ended December 31, 2025 was RM2,902,876 (USD714,818), representing a decrease of 0.2%, from RM2,910,139 for the fiscal year ended December 2024. The miscellenous fees stay relatively unchanged due to its nature of expenses does not fluctuate according to business activities.

The depreciation for fiscal year ended December 31, 2025 was RM1,715,714 (USD422,486), representing a significant increase of 312.1%, from RM416,378 for the fiscal year ended December 2024. The increase was due to Founder Assets invested in rooftop solar assets and the successful commissioning of these long-term solar assets, which commenced power generation during the financial year.

Selling and Administrative Expenses

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025	Variance
	RM	RM	USD	RM	%
Audit fees	731,900	711,806	175,278	(20,094)	(3)%
Stamp duty	85,838	407,806	100,420	321,968	375%
Bank charges	25,999	41,548	10,231	15,549	60%
Insurance premiums	362,328	517,400	127,407	155,072	43%
Information and Communication Technology subscription	105,798	399,649	98,411	293,851	278%
Management fees	111,836	9,921	17,286	(41,638)	(37)%
Loss on foreign exchange	1,312,086	805,732	198,407	(506,354)	(39)%
Depreciation	355,596	905,619	223,004	550,023	155%
Directors’ fee, salaries and other related expenses	1,051,266	2,029,598	499,778	978,332	93%
Employee benefits expenses	3,511,965	4,821,706	1,187,320	1,309,741	37%
Impairment losses / (Reversal on impairment losses) of contract assets	2,372,132	(2,668,908)	(657,205)	(5,041,040)	(213)%
Impairment losses on trade receivables	552,875	1,662,565	409,398	1,109,690	201%
Other expenses	1,270,582	6,458,315	1,590,326	5,187,733	408%
	11,850,201	16,102,757	3,965,220	4,252,556	36%

Selling and administrative expenses mainly comprise of employee benefits expenses, directors’ fee, impairment losses on trade receivables and contract assets, loss on foreign exchange, consultancy fees, legal and professional fees and audit fees and other administrative expenses. The selling and administrative expenses increased significantly by RM4,252,556 (USD1,047,170), or approximately 36%, from RM11,850,201 in fiscal year 2024 to RM16,102,757 (USD3,965,220) in fiscal year 2025. The increase was mainly attributable to the following reasons:

Insurance premiums paid for fiscal year ended December 31, 2025 was RM517,400 (USD127,407), representing an increase of 43% from RM362,328 in fiscal year ended December 31, 2024. The increase in insurance premiums was mainly due to the increase in headcounts and assets under insured.

ICT subscription paid for fiscal year ended December 31, 2025 was RM399,649 (USD 98,411), representing increase of 278% from RM105,798 for fiscal year ended December 31, 2024. The increase in ICT subscription was due to the more subscription on accounting and project-related software, as well as computer software during the year.

Management fees paid for fiscal year ended December 31, 2025 was RM70,198 (USD17,286), representing a decrease of 37%, from RM111,836 in fiscal year ended December 31, 2024. The decrease in management fees was due to the annual revision of management fees by our holding company.

Loss on foreign exchange incurred for fiscal year ended December 31, 2025 was RM805,732 (USD198,407), representing a decrease of 39%, from RM1,312,086 in fiscal year ended December 31, 2024. The significant decrease in both realized and unrealized loss of foreign exchange was due to strengthening of RM against foreign currencies, particularly the USD and CNY, impacting both trade and non-trade transactions.

Depreciation of plant and equipment and right-of-use assets incurred for fiscal year ended December 31, 2025 was RM905,619 (USD223,004), representing an increase of 155%, from RM355,596 in fiscal year ended December 31, 2024. The increase was primarily attributable to the acquisition of additional fixed assets, including office renovation for our newly leased office and motor vehicle.

Reversal on impairment losses on contract assets incurred for fiscal year ended December 31, 2025 was RM2,668,908 (USD657,205), representing a decrease of 213%, reversed from RM2,372,132 of impairment losses on contract assets in fiscal year ended December 31, 2024. The reversal of impairment losses on contract assets was due to positive outcome from the negotiation with customer to conclude the final billing of these projects.

Impairment losses on trade receivables incurred for fiscal year ended December 31, 2025 was RM1,662,565 (USD409,398). The increase in impairment losses on trade receivables mainly due to the provision made for a receivable for a specific project.

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

Employee Benefits Expenses

	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025	Variance
	RM	RM	USD	RM	%
Directors’ fees	212,633	796,125	196,042	583,492	274%
Directors’ salaries	556,692	822,000	202,413	265,308	48%
Admin salaries	2,261,769	3,591,040	884,275	1,329,271	59%
Technical staff salaries	3,036,224	3,525,208	868,064	488,984	16%
Total	6,067,318	8,734,373	2,150,794	2,667,055	44%

	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025	Variance
	RM	RM	USD	RM	%
Director related expenses	281,941	698,011	171,882	416,070	148%
Admin related expenses	1,250,196	1,230,666	303,045	(19,530)	(2)%
Technical staff related expenses	1,449,449	1,403,500	345,605	(45,949)	(3)%
Total	2,981,586	3,332,177	820,532	350,591	12%

Our employee benefit expenses for fiscal year ended December 31, 2025 were RM9,750,414 (USD2,400,989), representing an increase of 22%, from RM7,997,638 for the fiscal year ended December 2024. The increase was due to increase in director related expenses where the independent directors fees in 2025 was effective for the full fiscal year, where it only effective for 3 months in fiscal year ended December 31, 2024.

Directors’ fees, salaries and director related expenses paid for fiscal year ended December 31, 2025 was RM2,316,136 (USD570,337), representing an increase of 120%, from RM1,051,266 in fiscal year ended December 31, 2024. The significant increase was mainly due to where the independent directors fees in 2025 was effective for the full fiscal year, where it only effective for 3 months in fiscal year ended December 31, 2024.

Other Income

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025	Variance
	RM	RM	USD	RM	%
Interest income	102,605	239,943	59,085	137,338	134%
Realized gain on foreign exchange	862,011	1,013,806	249,645	151,795	18%
Unrealized gain on foreign exchange	242,589	398,870	98,220	156,281	64%
Discount received	-	-	-	-	-
Income from secondment of staff	86,864	62,612	15,418	(24,252)	(28)%
Income from tender preparation	73,254	88,188	21,716	14,934	20%
Back-charged costs to subcontractors	642,638	-	-	(642,638)	(100)%
Others	13,918	32,603	8,028	18,685	134%
	2,023,879	1,836,024	452,111	(187,855)	(9)%

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

In the fiscal year 2025, our other income primarily consists of realized and unrealized gain on foreign exchange, income from tender preparation, and secondment of staff and interest income.

Finance Cost

Finance cost is mainly derived from interest expenses charged by financial institutions on working capital financing under banking facilities and interest expenses charged by our holding company for advances.

Interest expenses for the fiscal year ended December 31, 2025 were RM5,374,177 (USD1,323,363), representing an increase of 160%, from RM2,066,597 in the fiscal year ended December 31, 2024. The increase in interest expenses was due to the increase in utilization of term loan and trade financing from financial institutions and advances received from our holding company to cater for the increase in working capital requirement as a result of our business expansion.

Income Tax

Our current taxation decreased from RM500,444 of income tax benefit for the fiscal year ended December 31, 2024 to income tax expense of RM2,107,418 (USD518,941) for the fiscal year ended December 31, 2025 due to a profit generated by Founder Energy (Malaysia). For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates of 24% (2024: 24%) on the taxable income for the fiscal year ended December 31, 2025.

Segment Operation

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar - Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial - C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

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

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	50,641,696	72,650,408	17,889,784
Commercial & Industrial Contract Services	17,091,509	41,405,112	10,195,792
Large Scale Solar Sales of Goods	18,223,295	1,056,193	260,082
Commercial & Industrial Sales of Goods	4,388,088	5,585,897	1,375,498
Total revenue	90,344,588	120,697,610	29,721,156

Cost of Sales
Large Scale Solar Contract Services	(48,888,238)	(64,473,864)	(15,876,352)
Commercial & Industrial Contract Services	(14,634,333)	(35,791,980)	(8,813,588)
Large Scale Solar Sales of Goods	(16,521,415)	(1,056,193)	(260,082)
Commercial & Industrial Sales of Goods	(4,058,132)	(5,397,474)	(1,329,100)
Total cost of sales	(84,102,118)	(106,719,511)	(26,279,122)

Large Scale Solar Gross profit	3,455,338	8,176,544	2,013,432
Commercial & Industrial Gross profit	2,787,132	5,801,555	1,428,602
Total gross profit	6,242,470	13,978,099	3,442,034
Selling and administrative expenses	(11,734,782)	(15,856,961)	(3,904,694)
Selling and administrative expenses to related parties	(115,419)	(245,796)	(60,526)
Income from operations before income tax	(5,607,731)	(2,124,658)	(523,186)

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025	Variance
Total assets	RM	RM	Convenience Translation USD	RM	%
Large Scale Solar segment	49,139,582	48,822,485	12,022,281	(317,097)	(1)%
Commercial & Industrial segment	33,956,854	38,476,543	9,474,647	4,519,689	13%
Total of reportable segments	83,096,436	87,299,027	21,496,928	4,202,591	5%
Corporate and other	31,195,694	102,446,729	25,226,972	71,251,035	228%
Consolidated total assets	114,292,130	189,745,756	46,723,900	75,453,626	66%

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025	Variance
Total liabilities	RM	RM	Convenience Translation USD	RM	%
Large Scale Solar segment	21,362,655	8,255,741	2,032,933	(13,106,914)	(61)%
Commercial & Industrial segment	29,714,895	12,149,110	2,991,655	(17,565,785)	(59)%
Total of reportable segments	51,077,550	20,404,851	5,024,588	(30,672,699)	(60)%
Corporate and other	46,093,102	139,087,390	34,249,543	92,994,288	202%
Consolidated total liabilities	97,170,652	159,492,241	39,274,131	62,321,589	64%

Revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the fiscal year ended December 31, 2024 and 2025. Cost of sales reported above represents direct cost related to each business unit and indirect cost that can’t be segregated into each respective business unit was presented under selling and administrative expenses.

Our gross profit from large scale solar projects increased by RM4,721,206 or approximately 137% from RM3,455,338 for the fiscal year ended 2024 to RM8,176,544 (USD2,013,432) for the fiscal year 2025. The significant increase was due to the delivery of several large-scale solar projects during the fiscal year.

Our gross profit from commercial and industrial projects experienced an increase by RM3,014,423 or approximately 108% from RM2,787,132 to RM5,801,555 (USD1,428,602) for the fiscal year 2025. The increase was due to securing and execution new rooftop solar projects and increase in number of on-going projects throughout the fiscal year. The profit margin remained consistent as compared to the previous fiscal year.

The total assets for our large-scale solar segment decreased by RM317,097 or approximately 1% from RM49,139,582 for the fiscal year ended 2024 to RM48,822,485 (USD12,022,281) for the fiscal year 2025. The decrease was mainly due to a decrease in such segment’s receivables due to collection received from customer.

The total assets for our commercial and industrial segment increased significantly by RM4,519,689 or approximately 13% from RM33,956,854 for the fiscal year ended 2024 to RM38,476,543 (USD9,474,647) for the fiscal year 2025. The significant increase was mainly due to an increase in such segment’s plant and equipment due to the expansion of asset development. The increase was attributed to the acquisition of multiple rooftop solar assets with the successful commissioning of these long-term solar assets.

The total assets for our corporate and other segment increased by RM71,251,035 or approximately 228% from RM31,195,694 for the fiscal year ended 2024 to RM102,446,729 (USD25,226,972) for the fiscal year 2025. The increase was due to an increase in cash and bank balances from the proceeds of fund raising activities.

The total liabilities for our large-scale solar segment decreased by RM13,106,914 or approximately 61% from RM21,362,655 for the fiscal year ended 2024 to RM8,255,741 (USD2,032,933) for the fiscal year 2025. The decrease was mainly due to a decrease in such segment’s trade payables which as a result of repayment made to our trade payables.

The total liabilities for our commercial and industrial segment decreased by RM17,565,785 or approximately 59% from RM29,714,895 for the fiscal year ended 2024 to RM12,149,110 (USD2,991,655) for the fiscal year ended 2025. The decrease was due to the decrease in other payables, where full purchase consideration for the acquisition of rooftop solar assets has been paid during the fiscal year.

The total liabilities for our corporate and other segment increased by RM92,994,288 or approximately 202% from RM46,093,102 for the fiscal year ended 2024 to RM139,087,390 (USD34,249,543) for the fiscal year 2025. The increase was mainly due to an increase in cash and bank balances resulting from the fund raising activity.

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

Selling and Administrative Expenses

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
	RM	RM	USD	RM	%
Audit fees	75,140	731,900	163,535	656,760	874
Stamp duty	180,914	85,838	19,180	(95,076)	(53)
Bank charges	43,846	25,999	5,809	(17,847)	(41)
Insurance premiums	155,238	362,328	80,958	207,090	133
Information and Communication Technology subscription	84,300	105,798	23,639	21,498	26
Management fees	102,109	111,836	24,988	9,727	10
Loss on foreign exchange	360,799	1,312,086	293,171	951,287	264
Depreciation	302,231	355,596	79,455	53,365	18
Directors’ fee, salaries and other related expenses	608,991	1,051,266	234,894	442,275	73
Employee benefits expenses	2,624,668	3,511,965	784,709	887,297	34
Impairment losses on contract assets	296,776	2,372,132	530,026	2,075,356	699
Impairment losses on trade receivables	-	552,875	123,534	552,875	100
Other expenses	1,863,635	1,270,582	283,896	(593,053)	(32)
	6,698,647	11,850,201	2,647,794	5,151,554	77

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

Employee Benefits Expenses

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024	Variance
	RM	RM	USD	RM	%
Directors’ fees	-	212,633	47,510	212,633	100
Directors’ salaries	427,875	556,692	124,387	128,817	30
Admin salaries	1,837,873	2,261,769	505,367	423,896	23
Technical staff salaries	2,462,096	3,036,224	678,410	574,128	23
Total	4,727,844	6,067,318	1,355,674	1,339,474	28

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024	Variance
	RM	RM	USD	RM	%
Director related expenses	181,116	281,941	62,997	100,825	56
Admin related expenses	786,795	1,250,196	279,342	463,401	59
Technical staff related expenses	1,182,943	1,449,449	323,863	266,506	23
Total	2,150,854	2,981,586	666,202	830,732	39

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

Other Income

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024	Variance
	RM	RM	USD	RM	%
Interest income	47,255	102,605	22,926	55,350	117
Realized gain on foreign exchange	5,421	862,011	192,607	856,590	15801
Unrealized gain on foreign exchange	(15,417)	242,589	54,204	258,006	(1674)
Discount received	4,860	-	-	(4,860)	(100)
Income from secondment of staff	93,310	86,864	19,409	(6,446)	(7)
Income from tender preparation	-	73,254	16,367	73,254	100
Back-charged costs to subcontractors	-	642,638	143,590	642,638	100
Others	4,991	13,918	3,110	8927	179
	140,420	2,023,879	452,213	1,883,459	1341

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

Segment Operation

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar - Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial - C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

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

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	100,377,899	50,641,696	11,315,315
Commercial & Industrial Contract Services	12,289,223	17,091,509	3,818,905
Large Scale Solar Sales of Goods	31,610,675	18,223,295	4,071,790
Commercial & Industrial Sales of Goods	3,776,176	4,388,088	980,469
Total revenue	148,053,973	90,344,588	20,186,479

Cost of Sales
Large Scale Solar Contract Services	(87,239,254)	(48,888,238)	(10,923,525)
Commercial & Industrial Contract Services	(10,880,570)	(14,634,333)	(3,269,877)
Large Scale Solar Sales of Goods	(28,926,094)	(16,521,415)	(3,691,523)
Commercial & Industrial Sales of Goods	(3,155,108)	(4,058,132)	(906,744)
Total cost of sales	(130,201,026)	(84,102,118)	(18,791,669)

Large Scale Solar Gross profit	15,823,226	3,455,338	772,057
Commercial & Industrial Gross profit	2,029,721	2,787,132	622,753
Total gross profit	17,852,947	6,242,470	1,394,810
Selling and administrative expenses	(6,596,538)	(11,734,782)	(2,622,005)
Selling and administrative expenses to related parties	(102,109)	(115,419)	(25,789)
Income from operations before income tax	11,154,300	(5,607,731)	(1,252,984)

Segment Operation

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar - Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial - C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

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

Discussion on Certain Key Items on the Consolidated Statement of Financial Position

	Note	2024	2025	2025
		RM	RM	USD
ASSETS

Non-current assets
Plant and equipment	4	26,582,995	22,012,303	5,420,414
Right-of-use assets	5	739,244	687,863	169,383
Investment in an associate	6	—	1,923,775	473,020
Trade receivables	7	2,478,739	1,508,742	371,520
Deferred tax asset	8	74,000	175,810	43,292
Total non-current assets		29,874,978	26,308,493	6,478,329

Current assets
Cash and bank balances		13,901,973	80,243,158	19,759,458
Inventories	9	3,049,405	2,457,916	605,249
Trade receivables	7	18,794,355	19,411,022	4,779,863
Contract assets	10	32,547,589	41,440,035	10,204,392
Other receivables and prepayment (Including RM1,352,792 (USD 333,118) and RM Nil to related party as of December 31, 2025 and 2024 respectively)	11	12,944,794	17,430,594	4,292,193
Amount due from related parties	12	2,420,493	2,457,382	605,117
Income tax receivable	8	758,543	-	-
Total current assets		84,417,152	163,440,107	40,246,272
Total assets		114,292,130	189,748,600	46,724,601

LIABILITIES AND EQUITY

Current liabilities
Trade payables	7	27,396,814	18,315,260	4,510,037
Other payables and accrued liabilities	11	31,816,499	8,951,463	2,204,251
Convertible securities payable	13	—	64,170,406	15,801,627
Bank and other borrowings	14	32,940,381	45,626,825	11,235,366
Lease liabilities	5	276,524	431,946	106,364
Amount due to related parties	12	2,168,066	3,901,595	960,747
Income tax payable	8	1,597	104,021	25,615
Total current liabilities		94,599,881	141,501,516	34,844,007

Non-current liabilities
Lease liabilities	5	471,295	276,683	68,133
Bank and other borrowings	14	2,099,476	17,714,042	4,361,991
Total non-current labilities		2,570,771	17,990,725	4,430,124
Total liabilities		97,170,652	159,492,241	39,274,131

Capital and reserves
Share capital	15	7,425,257	28,941,506	7,126,694
Reserves	16	1,704,989	1,704,989	419,845
Retained earnings		7,859,024	95,920	23,620
Other comprehensive income/(loss)		132,208	(486,057)	(119,689)
Attributable to equity owners of the Company		17,121,478	30,256,358	7,450,470
Non-controlling interests		—	1	—
Total equity		17,121,478	30,256,359	7,450,470
Total liabilities and equity		114,292,130	189,748,600	46,724,601

Contract Assets and Contract Liabilities

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	USD
Contract Assets
Contract cost	189,071,858	285,872,146	70,394,520
Contract margin	24,840,605	41,836,852	10,302,106
Contract revenue recognized	213,912,463	327,708,998	80,696,626
Less: Bill to trade receivables	(180,008,528)	(286,591,376)	(70,571,627
Contract assets carried forward	33,903,935	41,117,622	10,124,999
Contract cost assets	-	-	-
Less: Provision for impairment loss	(2,668,908)	-	-
Add: Accrued revenue	1,312,562	322,413	79,393
Balance carried forward	32,547,589	41,440,035	10,204,392

Decrease/(Increase) in contract assets	18,445,458	(8,892,446)	(2,189,718)
(Increase)/Decrease in provision for impairment loss	(2,372,132)	2,668,908	657,205

The contract assets primarily relate to our right to consideration for work completed on contracts but not yet billed as at the reporting date. The amount will be transferred to trade receivables when our Company issues billings in the manner as established in the contracts with customers.

The contract assets increased to RM41,440,035 (USD10,204,392) as of December 31, 2025, representing increase of 27% from RM32,547,589 in fiscal year ended December 31, 2024, which is aligns with the increase in our revenue and number of ongoing large-scale solar projects undertaken during the fiscal year.

Trade and Other Receivables

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	USD
Trade receivables
Non-Current
Project retention receivables	2,478,739	1,508,742	371,520

Current
Trade receivables	16,195,071	19,340,447	4,762,484
Project retention receivables	1,168,425	1,482,191	364,982
Accrued liquidated ascertained damages to sub-Contractors	2,011,284	831,373	204,721
Less: Provision for expected credit loss	(580,425)	(2,242,989)	(552,324)
Total current trade receivables	18,794,355	19,411,022	4,779,863
Total trade receivables	21,273,094	20,919,764	5,151,383

Increase in total trade receivables	5,371,214	1,662,564	409,398
Increase / (Decrease) in provision for expected credit loss	552,876	(353,330)	(87,006)

Other receivables
Project deposits	323,067	1,476,069	363,474
Prepayment to suppliers	10,743,527	13,289,633	3,272,504
Other receivables	240,666	60,108	14,801
Other deposits	366,513	158,271	38,973
Other prepayments	1,271,021	2,445,802	602,266
Other current assets	—	711	175
Total other receivables	12,944,794	17,430,594	4,292,193

Our dealing with customers is either on cash or credit terms. The customers that deal with our Company on credit terms are generally granted credit terms of 30 days to 90 days. Other credit terms may be negotiated with customers on a case-by-case basis. Included in prepayment to suppliers is related party balance amounting to RM1,352,792 (USD 333,118) (December 31, 2024: RM Nil).

The trade receivables decreased from RM21,273,094 as of December 31, 2024 to RM20,919,764 (USD5,151,383) as of December 31, 2025 representing 2% decrease as a result of collection of payment from our trade receivables.

The other receivables increased significantly from RM12,944,794 as of December 31, 2024 to RM17,430,594 (USD4,292,193) as of December 31, 2025 representing 35% increase, mainly due to the increase in prepayment made to suppliers as down payments for sub-contractor works and material purchases to support newly secured large-scale solar projects execution.

Trade and Other Payables

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	USD
Trade payables
Trade payables	25,204,848	15,213,238	3,746,180
Project retention payable	2,191,966	3,102,022	763,857
Total trade payables	27,396,814	18,315,260	4,510,037

Decrease in total trade payables	(11,022,059)	(9,081,554)	(2,236,285)

Other payables
Accrued staff cost	683,062	464,136	114,291
Other payables and accrued expenses	30,314,506	6,406,695	1,577,615
Prepayment from customer	818,931	2,080,632	512,345
Total other payables	31,816,499	8,951,463	2,204,251

Our dealing with suppliers is either on cash or credit terms. The suppliers that deal with our Company on credit terms generally grant credit terms of 7 days to 90 days. Other credit terms may be negotiated with suppliers on a case-by-case basis.

The trade payables decreased from RM27,396,814 as of December 31, 2024 to RM18,315,260 (USD4,510,037) as of December 31, 2025, representing a decrease of 33%, which is in line with the decrease in cost of sales, where the value of ongoing project is lower than ongoing project in fiscal year ended December 31, 2024.

The other payables increased significantly from RM31,816,499 as of December 31, 2024 to RM8,951,463 (USD2,204,251) as of December 31, 2025, representing an increase of 72% due to the unpaid balance of the purchase consideration for the acquisition of rooftop solar assets, which remained outstanding at the end of the financial year.

Bank Borrowings

	Capacity	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Line of Credit
AmBank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	3,692,949	6,686,298	1,646,466
AmBank Islamic Bank – Invoice Financing, at Base Financing Rate	45,000,000	19,502,322	24,073,870	5,928,065
AmBank Islamic Bank – Accepted Bills, at Islamic Interbank Discounting Rate + 1.50%	10,200,000	436,269	—	—
AmBank Islamic Bank – Overdraft, Base Financing Rate +1.0%	1,000,000	—	364,167	89,674
CIMB Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	10,000,000	6,257,673	7,980,612	1,965,184
CIMB Islamic Bank – Overdraft, at Base Financing Rate +0.5%	500,000	460,338	374,243	92,155
Maybank Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	5,000,000	1,363,007	4,934,051	1,214,984
Maybank Islamic Bank – Overdraft, at Base Financing Rate +1.0%	1,000,000	1,005,262	—	—
Sunway SCF Sdn Bhd. – Invoice Factoring	—	—	—	—
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1%	1,000,000	862,876	778,060	191,594
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	9,700,000	1,209,161	1,150,531	283,312
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 0.75%	22,000,000	—	16,582,547	4,083,365
	115,400,000	34,789,857	62,924,379	15,494,799

Hire purchase payable		250,000	416,488	102,558
Total bank borrowings		35,039,857	63,340,867	15,597,357

Our bank borrowings increased from RM35,039,857 as of December 31 2024 to RM63,340,867 (USD15,597,357) as of December 31, 2025, representing an increase of 81%. The increase in bank borrowings were due to additional trade financing utilized for working capital purpose to support our ongoing projects and utilization of term loan for financing of investment of solar assets.

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

Financing Arrangements

As of December 31, 2025, our Company had obtained revolving credit facilities of RM103.4 million from financial institutions including invoice financing, accepted bill, cash line, term loan, bank guarantee and others that can be utilized for short term working capital needs.

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	USD
Maturities
Maturity within 1 year	32,940,381	45,626,825	11,235,366

As of December 31, 2025, we utilized a term loan of RM17.1 million , which carries a 11-year and 12-year repayment term, to finance an investment of solar asset. Apart from the term loan utilized for financing of investment of solar assets and term loan acquired for purchasing keyman insurance for two of our directors, which carries a 10- year repayment term, all other financing facilities secured by our Company have a repayment term of less than 1 year.

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

Cash Flows Analysis

Cash Flows for the Fiscal Years ended December 31, 2024 and 2025

	For the fiscal years ended December 31,
	2024	2025	2025
	RM	RM	USD
Net cash used in operating activities	(6,127,677)	(41,034,818)	(10,104,608)
Net cash used in investing activities	(5,378,735)	(7,925,792)	(1,951,685)
Net cash provided by financing activities	13,918,726	110,279,414	27,155,728
Net (decrease)/increase in cash and cash equivalents	2,412,314	61,318,804	15,099,435
Effect of exchange rate changes	205,192	333,944	82,232
Cash and cash equivalent at beginning of year	1,945,602	4,563,108	1,123,642
Cash and cash equivalent at end of year	4,563,108	66,215,856	16,305,309

Operating activities

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

Net cash used in operating activities in fiscal year 2025 was RM41,034,818, which mainly consists of net loss before income tax for the year of RM5,655,686 and changes in working capital of RM40,549,131. Impairment loss on contract assets has reversed amounting RM2,668,908. Adjustments for non-cash primarily included impairment loss on trade receivables at RM2,563,722, reversal of allowance for expected credit losses on trade receivables at RM901,158 and depreciation of plant equipment and right-of-use assets at RM2,288,209. The changes in working capital were due to a decrease in contract assets of RM6,223,538, decrease in trade receivables of RM1,309,234 and other receivables of RM4,485,800 and a decrease in trade payables of RM9,081,554.

Investing activities

Net cash used in investing activities in fiscal year 2024 and 2025 was RM5,378,735 and RM7,925,792 respectively, which were mainly for the purpose of investment in solar asset plants and equipment of RM826,333 and acquisition of an associate of RM1,923,775 respectively and placement of fixed deposit with licensed banks of RM5,415,627.

Financing activities

Net cash generated from financing activities in fiscal year 2024 was RM13,918,726, which was mainly contributed by proceeds from issuance of shares from initial public offering at RM7,355,973, drawdown of bank borrowings of RM8,615,141 for the purpose of financing our ongoing projects.

Net cash generated from financing activities in fiscal year 2025 was RM110,279,414, which was mainly contributed by proceeds from issuance of shares from convertible securities at RM84,895,915, drawdown of bank borrowings of RM28,727,900 for the purpose of financing our ongoing projects.

As of fiscal year ended December 31, 2025, we had RM66,215,856 (USD16,305,309) in cash and bank balances, out of which RM66,954,266 (USD16,487,138) was held as bank balances, and RM13,288,892 (USD3,272,320) was held as fixed deposit.

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

In year 2024, we entered into Project Acquisition Agreements and Power Purchase Agreements to develop and purchase 12 solar systems which cost us approximately RM23,968,681 (approximately USD5,355,531) as part of our strategy to expand our solar assets ownership portfolio, strengthening our recurring income stream. Information on the Company-B. Business Overview-Our Growth Strategies-Expand Our Investment in Renewable Energy Assets, Such as Solar PV Systems.” We have continued our focus to expand our renewable energy asset portfolio. We do not expect to have sufficient amounts of cash on hand to fund the development of all these projects. We will need to finance a portion of these acquisitions by raising equity or incurring debt. We believe that we will have the access to capital to pursue these opportunities. However, we are subject to business, financial, operational and other risks that could adversely affect our cash flows, result of operations, financial condition and ability to raise capital. A material decrease in our cash flows, deterioration in our financial condition or downturn in the financing and capital markets would likely to have an adverse effect on our ability to make such investments.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

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

E. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In preparing our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRSs) and pursuant to the rules and regulations of the SEC, we make assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We evaluate our assumptions, judgments and estimates on a regular basis. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments and estimates involved in the accounting for contract revenue recognition and Impairment of Trade Receivables and Contract Assets have the greatest potential impact on our Consolidated Financial Statements. These areas are key components of our results of operations and are based on complex rules requiring us to make judgments and estimates, and consequently, we consider these to be our critical accounting policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

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

Based on the above approach, RM296,776 of expected credit loss allowance for trade receivables has been recorded in the fiscal year ended December 31, 2023. RM552,876 and RM2,372,132 of expected credit loss allowance for trade receivables and contract assets respectively have been recorded in the fiscal year ended December 31, 2024. RM1,662,564 (USD409,398) of expected credit loss allowance on trade receivables and RM2,668,908 (USD657,205) of reversal of impairment loss on contract asset has been recorded in the fiscal year ended December 31, 2025. There are no trade receivables and contract assets written off during the fiscal years ended December 31, 2023, 2024, and 2025. Based on the assessment conducted at reporting date, there are no material evidence that the estimate is reasonably likely to change in the foreseeable future.

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

Based on the above approach, the contract revenue recognized in the fiscal years ended December 31, 2023, 2024, and 2025 is RM112,667,122, RM67,733,205, and RM114,055,520 respectively. Based on assessment conducted at reporting date, there are no material evidence that the estimate is reasonable likely to change in the foreseeable future.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position(s)
Lee Seng Chi	44	Chief Executive Officer, Director, and Chairman of the Board of Directors
See Sian Seong	36	Chief Financial Officer
Thien Chiet Chai	60	Non-executive Director
Marco Baccanello	65	Independent Director
Sin Siew Kuen	75	Independent Director
Baharin Bin Din	64	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Lee Seng Chi has served as the Chief Executive Officer of Founder Group and Director and Chairman of the Board of Directors of Founder Group since October 2024. Mr. Lee founded our subsidiary Founder Energy (Malaysia) in 2021 and acted as its Executive Director since inception. Mr. Lee began his career in the engineering and solar industry in 2006 and has held senior leadership positions in multiple engineering companies. Prior to the establishment of Founder Energy (Malaysia), Mr. Lee acted as the Chief Executive Officer for Solar Bina Engineering Sdn. Bhd. (“Solar Bina”), a solar photovoltaic construction company based in Malaysia, from 2015 to 2021. Prior to joining Solar Bina, Mr. Lee held several positions in Micron (M) Sdn. Bhd. (“Micron”), a Malaysian industrial machinery company, from 2010 to 2013. Mr. Lee began his career in Micron as Senior Sales & Marketing Engineer where he was responsible for the Philippines expansion, and subsequently being promoted as Operation Manager for both the Philippines and Malaysia solar market expansion. Previously, Mr. Lee started his engineering career with a semiconductor company, Texas Instruments Malaysia Sdn. Bhd. as Product Test Engineer and Senior Engineer, from 2006 to 2010. Mr. Lee obtained his bachelor’s degree in Engineering in Electronic from Multimedia University, Malaysia. Mr. Lee Seng Chi is qualified as a director of our Company due to his extensive experience in the engineering and solar industry, including senior leadership positions and founding our operating subsidiary Founder Energy (Malaysia).

Mr. See Sian Seong has served as the Chief Financial Officer of Founder Group since October 2024. Mr. See has worked for our subsidiary Founder Energy (Malaysia) since 2021 as the Head of Finance. Prior to that, Mr. See served as the Vice President of Finance for Mattan Engineering Sdn. Bhd. (“Mattan”), a Malaysian company specialized in renewable energy. Mr. See has held positions of increasing responsibility since joining Mattan in 2016, where he first started in Mattan as the Financial Controller. Prior to joining Mattan, Mr. See was an Audit Executive at BDO PLT from 2011 to 2016. Mr. See holds the Professional Certification from the Institute Charted Accountant England and Wales, ICAEW from Sunway University, Malaysia.

Mr. Thien Chiet Chai has served as the Non-executive Director of Founder Group since October 2024. Mr. Thien has worked for our subsidiary Founder Energy (Malaysia) since 2021 as the director. Mr. Thien has also served as the executive director of Reservoir Link Energy Bhd. (“RL”), a Malaysian public-listed oil & gas (O&G) and renewable energy company, since 2018. Mr. Thien gained extensive experience in managing O&G and renewable energy business. During his tenure in RL, Mr. Thien is responsible for developing values by implementing strategies for businesses and expansion. Prior to joining RL, Mr. Thien held the position as the Country Manager for Southeast Asia in Halliburton Energy Services (M) Sdn. Bhd. Mr. Thien gains his Diploma in Business and Management from SEGI College, Malaysia and holds a master’s degree in Business Administration from the University of the Sunshine Coast, Australia. Mr. Thien Chiet Chai is qualified as a director of our Company due to his extensive experience in managing oil & gas and renewable energy businesses, including his role as executive director of a public-listed renewable energy company, and his educational background in business and management.

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

Ms. Sin Siew Kuen has served as an independent director of Founder Group since October 2024. Ms. Sin is an experienced lawyer with over 40 years of legal experience involved in advising conveyancing, corporate, insurance and family laws related matters in Malaysia. Ms. Sin began her legal career in various legal firms and founded Messrs. Sin & Associates in 1988. In addition, Ms. Sin served as the President of the Homebuyers Tribunal established by the Malaysian Ministry of Housing & Developer from 2005 until 2014, dealing with housebuyers against developers claims for late delivery and defective workmanship. Ms. Sin also acts as a member of the Conveyancing Practice Committee for the Malaysian Bar Council for over a decade. Ms. Sin obtained her law degree at the National University of Singapore in 1976 and was admitted as an Advocate & Solicitor in the Malaysian Bar in 1976, and the Supreme Court of Singapore in 1991. She is also an Associate of the UK Chartered Insurance Institute and the Malaysian Insurance Institute.

Mr. Baharin Bin Din has served as an independent director of Founder Group since October 2024. Mr. Baharin held several positions with Tenaga Nasional Berhad (“TNB”), Malaysia’s largest utility company, from January 2012 to February 2024, including Vice President of Distribution from January 2012 to July 2018, Chief Distribution Network Officer from August 2018 to February 2021, and Chief Executive Officer from March 2021 to February 2024. Prior to his role at TNB, Mr. Baharin was the Managing Director at Sabah Electricity Sdn. Bhd. from March 2007 to November 2011, where he was responsible for overall business and technical performance of the company. Since March 2024, he has served as an independent non-executive chairman of MN Holding Berhad, a Malaysian public listed infrastructure utilities company. From January 1988 to December 1989, Mr. Baharin served as the Director of the Electrical Inspectorate Department in Sabah at the Ministry of Energy, Telecommunications & Post, Malaysia, and continued in the same role at the Ministry in Pahang from January 1990 to August 1990. Additionally, from October 2018 to March 2020, he served as an Adjunct Professor at University Tenaga Nasional in Malaysia. Mr. Baharin is a certified Professional Engineer, accredited by the Board of Engineers Malaysia in 1993, a certified Competent Engineer, awarded by the Energy Commission Malaysia in 1996, and a certified Service Engineer, also awarded by the Energy Commission Malaysia in 2000. Additionally, he has been a member of the Institution of Engineers Malaysia since 1991. Mr. Baharin earned a Bachelor’s degree in Electrical Engineering at Syracuse University, New York, USA in 1985, and a Master’s degree in Business Administration at University Tenaga Nasional in 2005.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Arrangements

There are no arrangements or understandings between our directors or executive officers and our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer.

In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RM2,316,136 (approximately US$570,337) as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of appointment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our Malaysian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits. As of the date of this annual report, our Malaysian subsidiaries have made the required contributions for the employee’s statutory benefits and are in compliance with relevant laws and regulations.

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

A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Act, a director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

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

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by resolution.

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

Committees of the Board of Directors

Subject to the Company’s M&A and the BVI Act, our directors may by a resolution of directors, appoint any person to hold any office with the Company (including chairperson of directors, chief executive officer, vice president, secretary and treasurer) on any terms, and for any period, they think fit. A person may hold more than one office at the same time, delegate any of their powers to any committee, consisting of one or more directors on any terms they think fit and/or appoint any person (including a director) to be an agent of the Company and delegate their powers to that agent on any terms they think fit.

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares  as of the date of this annual report:

●	each of our directors and executive officers who beneficially own our Ordinary Shares;

●	our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 854,310 Class A Ordinary Shares and 93,248 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, but excluding Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares		Class B Ordinary Shares		Percent of Aggregate
	Beneficially Owned		Beneficially Owned		Voting
	Number	Percent	Number	Percent	Power*
Directors and Executive Officers(1):
Lee Seng Chi	26,080	3.05%	51,949	55.71%	39.17%
See Sian Seong	1,570	0.18%	-	-	0.06%
Thien Chiet Chai(3)	-	-	21,299	22.84%	15.67%
Marco Baccanello	-	-	-	-
Sin Siew Kuen	-	-	-	-
Baharin Bin Din	-	-	-	-

All directors and executive officers as a group (six individuals)

5% Shareholders:
Lee Seng Chi	26,080	3.05%	51,949	55.71%	39.17%
Reservoir Link Energy Bhd.(2)	56,500	6.61%	20,000	21.45%	16.79%
Thien Chiet Chai	-	-	21,299	22.84%	15.67%
Streeterville Capital (4)	94,814	9.99%	-	-	3.37%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No.17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang, Selangor Darul Ehsan, Malaysia.

(2)	Reservoir Link Energy Bhd. is listed on the Main Market of Bursa Malaysia, the stock exchange in Malaysia. The business address of Reservoir Link Energy Bhd. is E-33-01, Menara SUEZCAP 2, KL Gateway, No. 2, Jalan Kerinchi, Gerbang Kerinchi Lestari, 59200 Kuala Lumpur, Malaysia. As of the date of this annual report, 43.42% equity interests of Reservoir Link Energy Bhd. were held by public, and 9.12% of its equity interests was held by Reservoir Link Holdings Sdn Bhd., and 8.45% of its equity interests was held by Thien Chiet Chai. In addition, Thien Chiet Chai holds 43.75% equity interests in Reservoir Link Holdings Sdn Bhd., as of the date of this annual report. Thien Chiet Chai also serves as a director at Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. The chart below indicates the ownership interests among Founder Group Limited, Reservoir Link Energy Bhd., Reservoir Link Holdings Sdn Bhd. and Thien Chiet Chai, as of the date of this annual report. Each of Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. is ultimately controlled by its respective board of directors. As of the date of this annual report, the board of directors of Reservoir Link Energy Bhd. is comprised of seven (7) directors, including Thien Chiet Chai, Dato’ Wan Hassan Bin Mohd Jamil, Siti Zurina Binti Sabarudin, Datuk Tai Hee, Ahmad Rizal Bin Abdul Rahman, Elain Binti Lockman and Rewi Hamid Bugo; the board of directors of Reservoir Link Holdings Sdn Bhd. is comprised of three directors, including Thien Chiet Chai, Dato’ Wan Hassan Bin Mohd Jamil and Mad Haimi Bin Abu Hassan. Except for Thien Chiet Chai, who is a non-executive director at our Company and a director of four of our subsidiaries (Founder Assets Sdn Bhd, Founder Solar Solution Sdn Bhd, Founder Energy (Singapore) Pte Ltd and Founder Energy Sdn. Bhd), and Dato’ Wan Hassan Bin Mohd Jamil, who is a director of three of our subsidiaries (Founder Assets Sdn Bhd, Founder Solar Solution Sdn Bhd and Founder Energy Sdn Bhd), none of the individuals mentioned above are related parties to the Company.

(3)	As of the date of this annual report, 43.42% equity interests of Reservoir Link Energy Bhd. were held by public, and 9.12% of its equity interests was held by Reservoir Link Holdings Sdn Bhd., and 8.45% of its equity interests was held by Thien Chiet Chai. In addition, Thien Chiet Chai holds 43.75% equity interests in Reservoir Link Holdings Sdn Bhd., as of the date of this annual report. Thien Chiet Chai also serves as a director of Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. However, Thien Chiet Chai does not hold a controlling interest in Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd., and therefore, he is not considered holding any equity interests in Founder Group Limited.

(4)	Streeterville Capital, LLC has the right to convert the Note into the Company’s Class A Ordinary Shares pursuant to the Purchase Agreement and the Note. The number of Class A Ordinary Shares that may actually be acquired by the Selling Shareholder as a result of the conversion of the Note is not currently known and is subject to satisfaction of certain conditions and other limitations, including the limitation that the Company shall not effect the issuance of Class A Ordinary Shares that would cause the Selling Shareholder to beneficially own a number of Class A Ordinary Shares exceeding 9.99% of the number of Class A Ordinary Shares outstanding on such date, as set forth in the Purchase Agreement. John M. Fife has voting and dispositive power over securities held by the Selling Shareholder. The business address of the Selling Shareholder is 297 Auto Mall Drive #4 St. George, Utah 84770.

As of the date of this annual report, approximately 80.66% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity controlled by our Chief Executive Officer and Director Mr. Lee Seng Chi
Reservoir Link Energy Bhd.	Our largest shareholder
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
RL Sigma Engineering Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Lee Seng Chi	Our Chief Executive Officer and Director
RL Sunseap Energy Sdn. Bhd.	Related company with Reservoir Link Energy Bhd.
Thien Chiet Chai	A director of certain of our related parties, including Reservoir Link Energy Bhd., Reservoir Link Renewable Sdn. Bhd., and RL Sunseap Energy Sdn. Bhd.

We carried out the following significant transactions with the related parties during the fiscal year 2023, fiscal year 2024, fiscal year 2025 and up to the date of this annual report:

	Fiscal year 2023	Fiscal year 2024	Fiscal year 2025	Fiscal year 2025	January 1, 2026 up to date of annual report
	RM	RM	RM	USD	RM
Transactions with related companies Solar Bina Engineering Sdn. Bhd.
Purchases	-	-	-	-	-
Sales of renewable energy products and services	1,697,072	73,938	-	-	-
Advances	-	400,000	1,500,000	350,385	-
Recharge of expenses	-	2,356	-	-	-

Reservoir Link Energy Bhd.
Advances	-	2,000,000	-	-	-
Recharge of expenses	93,310	86,864	185,519	45,683	-
Interest charged	185,515	177,174	70,229	17,293	5,130
Management fee	102,109	113,063	60,277	14,843	-
Sales of renewable energy products and services	-	138,170	-	-	-

Reservoir Link Sdn. Bhd.
Interest charged	132,817	26,583	-	-	-
Recharge of expenses	-	-	-	-	-

Lee Seng Chi
Rental expense	126,000	217,500	312,000	76,828	78,000

RL Sunseap Energy Sdn. Bhd.
Sales of renewable energy products and services	2,033,049	2,629,089	5,700,896	1,403,816	69,349

Reservoir Link Renewable Sdn Bhd.
Sales of renewable energy products and services	1,040,060	3,053,327	20,794,940	5,120,645	1,291,067
Purchases	-	2,667	-	-	-
Recharge of expenses	-	-	-	-	-

The related party transactions mainly derived from the sales of renewable energy products and services, recharge of expenses, interest charged for advances and management fees.

In fiscal year 2025, recharge of expenses, interest charged and management fees are only charged by Reservoir Link Energy Bhd. In fiscal year 2023, and 2024, recharge of expenses, interest charged and management fees charged by Reservoir Link Energy Bhd. and Reservoir Link Sdn. Bhd. represent expenses paid on behalf of the Company and interest charged for funds advanced to the Company.

In fiscal year 2023, 2024 and 2025, the Company was appointed as contractor by RL Sunseap Energy Sdn. Bhd. for the sales of renewable energy products and services.

In fiscal year 2023, 2024 and 2025, the Company was appointed as contractor by Reservoir Link Renewable Sdn. Bhd. for the sales of renewable energy products and services.

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

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Class A Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Malaysia subsidiary, Founder Energy (Malaysia). Under the Malaysian Companies Act 2016, dividends must be paid out of profit and no dividend shall be paid out if the payment will cause the company to be insolvent. The company, each officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding five years or to a fine not exceeding MYR3,000,000.00 or to both. For the purpose of determining whether a Malaysian company satisfies the solvency test, a company is regarded as solvent if it is able to pay its debts as and when the debts become due within 12 months immediately after the distribution is made.

Additionally, in the event that Founder Energy (Malaysia) or its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us.

Cash dividends, if any, on Class A Ordinary Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system. Dividends are exempt from income tax in the hands of shareholders pursuant to Paragraph 12B, Schedule 6 of the Income Tax Act 1967. However, Malaysia has introduced a new 2% tax on dividend income derived by individual shareholders, whether resident or non-resident exceeding RM100,000, effective January 1, 2025. Our Malaysia subsidiary, Founder Energy (Malaysia), is not required to deduct tax from dividends paid to its shareholder, Founder Group, and no tax credits will be available for offsetting against the recipient’s tax liability. Further, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to non-residents. Hence, Founder Energy (Malaysia) is not required to withhold any sum from its dividends for withholding tax purposes. See “Item 10. Additional Information-E. Taxation-Malaysian Enterprise Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 23, 2024 under the symbol “FGL.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 23, 2024 under the symbol “FGL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our M&A, which are filed as Exhibit 99.3 to the Company’s Form 6-K filed on November 20, 2025.

The following are summaries of material provisions of our M&A and the BVI Act as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

We are authorized to issue an unlimited number of no par value shares and such shares can be issued as Class A Ordinary Shares or Class B Ordinary Shares, or any combination of the above types of shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Shares are issued in registered form. There are no limitations imposed by our M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&A governing the ownership threshold above which shareholder ownership must be disclosed. Under the BVI Act and our M&A, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

We are authorized to issue an unlimited number of no par value shares and such shares can be issued as Class A Ordinary Shares or Class B Ordinary Shares, or any combination of the above types of shares. Subject to the provisions of the BVI Act and our articles regarding redemption and purchase, the directors by a resolution of directors may purchase, redeem or otherwise acquire any shares at any times, from any shareholder, for any consideration (whether or not at a premium) and on any terms the directors decide by a resolution of directors or acquire for no consideration any fully paid shares from a shareholder by way of surrender of the shares. Subject to the provisions of the BVI Act and the M&A regarding the issuance of the shares, the directors have the authority to issue and allot an unlimited number of Ordinary Shares, grant options to acquire shares to any persons, at such times and on such terms and conditions as they may decide by resolution of the directors. Such authority could be exercised by the directors to issue shares which carry rights and privileges that are preferential, deferred or otherwise special to the rights attaching to Ordinary Shares. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

On July 8, 2025, at the 2025 extraordinary general meeting, to implement a dual class structure, our shareholders approved a resolution to amend and restate the Company’s then-effective M&A to reflect the revised authorized share structure of the Company and the terms of the Class A Ordinary Shares and Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges except for voting and conversion rights. In respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one (1) vote per one (1) Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one (1) Class B Ordinary Share.

Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares where any Class B Ordinary Share is the subject of any sale, transfer, assignment, or disposal of a legal, beneficial or other interest in that Class B Ordinary Share to a holder that is not a holder of Class B Ordinary Shares nor is a Permitted Transferee, or a person who ceases to be a Permitted Transferee, in which each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. The creation of any pledge, charge, encumbrance or third party right over any Class B Ordinary Share to secure contractual or legal obligations of a holder of Class B Ordinary Shares shall not be deemed as a sale transfer, assignment or disposition unless such pledge, charge, encumbrance or third party right is enforced and it results in a third party holding legal title to the Class B Ordinary Share, in which case the Class B Ordinary Share will automatically convert to a Class A Ordinary Share. Class B Ordinary Shares are convertible voluntarily at any time after issuance at the option of the holder, upon 10 business days’ prior written notice to the Company, in which each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. Additionally, on the written request of the shareholder, the Company has the right at its discretion to automatically convert each one (1) Class A Ordinary Share into one (1) Class B Ordinary Share, in which each one (1) Class A Ordinary Share is convertible into one (1) Class B Ordinary Share and/or each one (1) Class B Ordinary Share into one (1) Class A Ordinary Share in which, each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FGL.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598, who also maintains the original register of members for the Class B Shares.

Distributions

Shareholders holding shares in our Company are entitled to receive such dividends as may be declared by our board of directors subject to the BVI Act and the M&A.

Shareholders’ Voting Rights

Subject to any rights or restrictions attached to any Class A Ordinary Shares and Class B Ordinary Shares, except as may otherwise be required by law, in respect of all matters subject to vote on a show of hands or by way of poll at general meeting of the Company, each holder of Class A Ordinary Shares will be entitled to one (1) vote per one (1) Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded by the chairman or a shareholder either before or after the declaration of the result of the show of hands. If an equal number of votes are cast for and against a resolution, the chairman of the meeting has a deciding vote. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy. A proxy need not be a shareholder and must be appointed by written notice.

Election of Directors (Cumulative Voting Rights)

There is nothing under British Virgin law which specifically prohibits or restrict the creation of cumulative voting rights for the election of our directors. Our M&A do not provide for cumulative voting for elections of directors.

Meetings of Shareholders

Under our M&A, a copy of the notice of any meeting of shareholders shall be given not less than seven (7) days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting and our directors. Our board of directors may call a meeting of shareholders (or class of shareholders) if they decide to do so by a resolution of directors and must call a meeting of shareholders (or class of shareholders) upon the written request of shareholders holding at least thirty (30) per cent of voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if shareholders holding at least ninety (90) per cent of the total voting rights on all the matters to be considered at the meeting have agreed to short notice of the meeting.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing at least 33.3 per cent of the voting rights of all shares then in issue. Such quorum may be represented by only a single shareholder or proxy if the Company has a sole shareholder. If shareholders representing not less than 33.3 per cent of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within half an hour of the start time of the adjourned meeting, a quorum will be present. If no quorum is present within half an hour of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. If the meeting was called by the directors, the meeting shall be adjourned to the following day, and be held at the same time and place or any other date, time and/or place the directors decide by resolution of the directors. No business may be transacted at any meeting of shareholders unless a quorum is present at the time the meeting proceeds to business. If present, the chairperson of our board of directors shall be the chairperson presiding at any meeting of the shareholders. If the chairperson of our board is not present, or there is no such chairperson, then the directors present shall choose a director among themselves to act to chairperson the meeting of the shareholders. If no director is present and willing to act as chairman of the meeting and the shareholders are unable to choose a shareholder to be chairperson for any reason, then the meeting will be dissolved.

A corporation that is a shareholder shall be deemed for the purpose of our M&A to be present in person if represented by its duly authorized representative who has been authorized to do so by resolutions of its directors or other governing body. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the British Virgin Islands as the directors determine to be necessary or desirable. A director must be given not less than twenty four (24) hours’ notice of a meeting of directors. A meeting of directors may be called on short notice if all of the directors entitled to vote on the matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose (unless that director objects in writing before or at the meeting). At any meeting of directors, a quorum will be present if not less than one-half of the total number of directors is present, unless there are only two directors in which case the quorum is two. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of Minority Shareholders and Shareholder Action

The enforcement of our rights will ordinarily be a matter for our directors. However, in certain limited circumstances, a shareholder may have the right to seek certain remedies against us in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or a director of a company engages in, proposes to engage in, or has engaged in, conduct that contravenes the provisions of the BVI Act or the M&A of the company, a BVI court may, on application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the M&A. Furthermore, pursuant to Section 184I of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be, oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order which can, if the court considers that it is just and equitable to do so, require the company or any other person to pay compensation to the shareholders (among various other potential orders and remedies). Under Section 184G of the BVI Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder.

Under Section 184C of the BVI Act, a shareholder also may, with the permission of the BVI court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant permission to bring a derivative action where the following circumstances apply: (i) the company does not intend to bring, diligently continue or defend or discontinue proceedings; or (ii) it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI court is also required to have regard to the following matters: whether the shareholder is acting in good faith; whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters; whether the proceedings are likely to succeed; the costs of the proceedings in relation to the relief likely to be obtained; and whether an alternative remedy is available.

Any shareholder of a company may apply to BVI court under the Insolvency Act for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

Generally, any other claims against a BVI company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the BVI Act or the M&A. There are also common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the M&A, then the courts may grant relief. Generally, the areas in which the courts may intervene are the following: a company is acting or proposing to act illegally or beyond the scope of its authority; the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or those who control the company are perpetrating a “fraud on the minority.”

Pre-Emptive Rights

There are no pre-emptive rights applicable to the issue by us of new shares under our M&A.

Transfer of Shares

Subject to the restrictions in our M&A and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements of the Nasdaq Capital Market or by any recognized stock exchange on which our securities are listed. Where the transfer is of a Class B Ordinary Share, a share may only be transferred by a transfer form signed by the transferor, identifying the number and class of shares being transferred, stating the name and address of the transferee. Class B Ordinary Shares may not be transferred to a holder which is not a holder of Class B Ordinary Shares or a Permitted Transferee, such Class B Ordinary Share will automatically convert into a Class A Ordinary Share immediately prior to such transfer. Our board of directors may not resolve to refuse or delay the transfer of any Class A Ordinary Share unless the shareholder has failed to pay an amount due in respect of it.

Liquidation

As permitted by the BVI Act and our M&A, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We also may be wound up in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares

Our board of directors may, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our M&A and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, or by any recognized stock exchange on which our securities are listed.

Variation of Rights of Shares

All or any of the rights attached to any class of shares may, subject to the provisions of the M&A, only be varied, whether the Company is a going concern or is being liquidated (i) with the consent in writing of the holders of more than 50% of the issued shares of that class, (ii) by a resolution of shareholders of that class, (iii) pursuant to the rights of automatic conversion of the Class B Ordinary Shares, (iv) pursuant to the voluntary conversion of the Class B Ordinary Shares, or (v) pursuant to the conversion of the Ordinary Shares by the Company.

Changes in the Number of Shares We Are Authorized to Issue and Those in Issue

Subject to the BVI Act and our M&A, we may from time to time by resolution of our board of directors or resolution of members (as may be appropriate):

●	amend our memorandum to increase or decrease the maximum number of Ordinary Shares we are authorized to issue (which is presently unlimited);

●	divide our authorized and issued Ordinary Shares into a larger number of Ordinary Shares;

●	combine our authorized and issued Ordinary Shares into a smaller number of Ordinary Shares; and

●	create new classes of shares with preference to be determined by resolution of the board of directors to amend the M&A to create new classes of shares with such preferences at the time of authorization.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its M&A (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

Our members are also entitled, upon giving written notice to us, to inspect (i) our M&A, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the British Virgin Islands court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of Additional Shares

Our M&A authorizes our board of directors to issue additional shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exclusive Jurisdiction of Certain Actions

Our articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:

(i)	any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or

(ii)	any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Act, the Insolvency Act, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the Act and section 162(1)(b) of the Insolvency Act, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Notwithstanding the foregoing, we note that holders of our Class A Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing increasing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers or limit investors’ ability to bring claims in a judicial forum that they find favorable. See “Risk Factors — Risks Relating to our Class A Ordinary Shares — The exclusive jurisdiction provision in our articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated under the Delaware General Corporation Law in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the BVI, two or more BVI companies may merge or consolidate in accordance with section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, then (among other things) the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if that director has an interest in the merger or consolidation, the director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that the director is interested in the merger or consolidation.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the Company and (ii) the transaction is in the ordinary course of the Company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the Company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting held to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within twenty (20) days. These shareholders then have twenty (20) days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any of the rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven (7) days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the surviving or consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty (30) days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty (30) days, then the company and the shareholder shall, within twenty (20) days immediately following the expiration of the thirty (30) day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law, each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding shares entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders or shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders or shareholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders or shareholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least twenty (20) days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands Law. These are summarized below:

Prejudiced Members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to the shareholder in that capacity, can apply to the BVI High Court under Section 184I of the BVI Act for an order requiring the company or any other person to acquire the shareholder’s shares or pay compensation to the shareholder, regulating the future conduct of the company’s affairs, amending the memorandum or articles of the company, appointing a receiver or liquidator of the company, rectifying the records of the company, or that any decision or action of the company which contravenes the BVI Act or the company’s memorandum or articles of association be set aside.

Just and Equitable Winding Up

In addition to the statutory remedies outlined above, shareholders can also petition the British Virgin Islands Court for the winding up of a company under the Insolvency Act for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the BVI Courts to be contrary to public policy or in breach of the BVI Act, for example, a provision for indemnification against civil fraud or the consequences of committing a crime.

Under the Company’s articles of association, subject to the BVI Act, the Company must indemnify any person who (i) is or was a party, or is threatened to be made a party, to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of the Company or (ii) is or was, at the request of the Company, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any expenses, judgments, fines or amounts paid in settlement and reasonably incurred in connection with any legal, administrative or investigative proceedings. In relation to the above, the Company may pay on behalf of the person or lend funds to the person to enable the person to pay, any expenses incurred, or to be incurred, by the person in defending any legal, administrative or investigative proceedings.

Under the BVI Act, to be entitled to this indemnification, such person must have acted honestly and in good faith with a view to the best interests of our Company and, in the case of criminal proceedings, they must have no reasonable cause to believe their conduct with was unlawful. This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our M&A

Some provisions of our articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our M&A also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, our directors in the exercise of their powers granted to them under our M&A and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our M&A. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our M&A, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

●	(a) vote on a matter relating to the transaction;

●	(b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and;

●	(c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and M&A allow our shareholders holding 30% or more of the votes of the issued and outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under British Virgin Islands law to hold shareholders’ annual general meetings, but our M&A do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the British Virgin Islands law, our M&A do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our M&A, directors can be removed from office, with or without cause, by a resolution of shareholders. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions With Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our M&A fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our M&A, we may appoint a voluntary liquidator by a resolution of the shareholders or directors, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our M&A, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our M&A be effected by resolution of directors without shareholder approval.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our M&A may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act, 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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

E. Taxation

Malaysian Enterprise Taxation

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

Types of Company		Chargeable income	Tax rate YA 2025
Resident company (other than company described below)			24%
Resident company:

●	with paid-up capital of 2.5 million Malaysian ringgit (MYR) or less, and gross income from business of not more than MYR 50 million	On the first RM150,000	15%

●	that does not control, directly or indirectly, another company that has paid-up capital of more than MYR 2.5 million	On the next RM450,000	17%

●	is not controlled, directly or indirectly, by another company that has paid-up capital of more than MYR 2.5 million, and	In excess of 600,000	24%

●	with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen (with effect from year of assessment 2025)

Non-resident company			24%

Pursuant to the ITA, a non-resident company - namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the ambit of Section 8 of the ITA - is subject to the following tax rates:

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

BVI Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

Under the current laws of BVI, our Company is not subject to tax on income or capital gains.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Class A Ordinary Shares of the Company. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief summary does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or any preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and Malaysia, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FGL.” You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report. For the fiscal year ended December 31, 2025, we did not declare or pay cash dividends on our Class A Ordinary Shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Since our inception, we have not declared or paid cash dividends on our Class A Ordinary Shares, and we do not expect to pay any dividends in the foreseeable future.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. For the 2024 taxable year, we do not believe we were a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. The Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of our Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-281167), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company-A. History and Development of the Company.”

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

	Assets		Liabilities
	2024	2025	2024	2025
	RM	RM	RM	RM
United States Dollar	1,136,521	2,117,602	-	(918,237)
Chinese Renminbi	2,194	2,116	(7,075,765)	(1,432,416)

Foreign Currency Risk Sensitivity Analysis

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	For the fiscal years ended December 31,
	2024	2025
	RM	RM
United States Dollar	86,376	91,152
Chinese Renminbi	(537,591)	(108,703)

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

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, our profit for fiscal year 2025 would decrease/increase by approximately RM239,113 (2024: RM132,201).

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

The Company	Carrying Amount	Contractual Undiscounted Cash Flows	Within 1 Year	1 - 5 Years	Over 5 Years
	RM	RM	RM	RM	RM
2025

Non-derivative Financial Liabilities
Bank borrowings	63,340,867	67,741,152	46,998,342	16,109,886	4,632,924
Lease liabilities	708,629	744,000	462,000	282,000	—
Trade payables	18,315,260	18,315,260	18,315,260	—	—
Other payables and accruals	8,951,463	8,951,463	8,951,463	—	—
Amount due to related parties	3,901,595	4,047,143	4,047,143	—	—
	95,217,814	99,799,018	78,774,208	16,391,886	4,632,924
2024

Non-derivative Financial Liabilities
Bank borrowings	35,039,857	35,668,434	33,045,385	1,289,377	1,333,672
Lease liabilities	747,819	806,000	312,000	494,000	—
Trade payables	27,396,814	27,396,814	27,396,814	—	—
Other payables and accruals	31,816,499	31,816,499	31,816,499	—	—
Amount due to related parties	2,168,066	2,292,276	2,292,276	—	—
	97,169,055	97,980,023	94,862,974	1,783,377	1,333,672

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

	As at December 31, 2024	As at December 31, 2025	As at December 31, 2025
	RM	RM	USD
Total debts	35,039,857	63,340,868	15,597,357
Total equity	17,121,478	30,256,359	7,450,470
Debt-to-equity ratio	2.05	2.09	2.09

We complied with the capital requirements imposed by financial institutions for the financial year ended December 31, 2023, 2024, and 2025.

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

We received net proceeds of approximately $1.55 million after the deduction of approximately $3,337,379 of offering costs. As of the date of this annual report, we have used $30,983 towards our expansion into other countries in Southeast Asia, with the remaining funds used for general working capital. We intend to use the remaining proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-281167).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2025 were ineffective.

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

	For the Years Ended December 31,
	2025	2024
Audit fees(1)	$141,000	$136,000
Audit-related fees(2)	$-	$-
Tax fees(3)	$-	$-
All other fees	$-	$-
Total	$141,000	$136,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit-related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Founder Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on November 20, 2025)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-293725), as amended, initially filed with the Securities and Exchange Commission on February 25, 2026)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.4	Deed of Novation, dated June 1, 2021 among Solar Bina Engineering Sdn. Bhd., Xiamen Solar First Energy Technology Co., Ltd and Founder Energy Sdn. Bhd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.5	Distributorship Agreement, dated January 1, 2020, between Xiamen Solar First Energy Technology Co., Ltd and Solar Bina Engineering Sdn. Bhd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
4.6	Tenancy Agreement dated June 1, 2023, by and between Lee Seng Chi and Founder Energy Sdn. Bhd. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed on August 1, 2024)
4.7	Tenancy Agreement dated July 1, 2024, by and between Lee Seng Chi and Founder Energy Sdn. Bhd. (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed on April 25, 2025)
4.8	Securities Purchase Agreement with Streeterville Capital, LLC dated March 13, 2025. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on March 19, 2025)
4.9	Letter Agreement, dated April 8, 2025, by and between Founder Group Limited and Streeterville Capital, LLC. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on April 23, 2025)
4.10	Securities Purchase Agreement with AVONDALE CAPITAL, LLC dated April 22, 2025. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on May 7, 2025)

4.11	Pre-Paid Purchase Agreement with AVONDALE CAPITAL, LLC dated April 22, 2025 incorporated by reference to Exhibit 10.11 to the Company’s Form F-1 filed on May 20, 2025)
4.12	Registration Rights Agreement with AVONDALE CAPITAL, LLC dated April 22, 2025 incorporated by reference to Exhibit 10.12 to the Company’s Form F-1 filed on May 20, 2025)
4.13	Letter Agreement with AVONDALE CAPITAL, LLC dated April 22, 2025 (incorporated by reference to Exhibit 10.13 to the Company’s Form F-1 filed on May 20, 2025)
4.14	Securities Purchase Agreement, dated December 11, 2025, by and between Founder Group Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on December 18, 2025)
4.15	Secured Convertible Promissory Note, dated December 11, 2025, by and between Founder Group Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on December 18, 2025)
4.16	Deposit Account Control Agreement, dated December 11, 2025, by and among Founder Capital, LLC, Lakeside Bank and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K filed on December 18, 2025.)
4.17	Guaranty by Founder Capital, LLC, dated December 11, 2025 (incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K filed on December 18, 2025.)
4.18	Pledge Agreement, dated December 11, 2025, by and between Founder Group Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 6-K filed on December 18, 2025)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-281167), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed on April 25, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JP Centurion & Partners PLT
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed on April 25, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Founder Group Limited

	By:	/s/ Lee Seng Chi
Lee Seng Chi
Chief Executive Officer, Director, and Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 28, 2026

FOUNDER GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Founder Group Limited

No.17, Jalan Astana 1D,

Bandar Bukit Raja,

40150 Klang, Selangor Darul Ehsan,

Malaysia.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Founder Group Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024 and the related consolidated statement of comprehensive income/(loss), consolidated statement of changes in equity, and consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, 2024 and 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Our audit procedures in this area among others to test the revenue and cost recognition included the following:

a)	Obtained an understanding of the processes and internal controls over the accuracy and timing of revenue recognized in the financial statements;

b)	Identified the performance obligations within in contractual agreements;

c)	Evaluated the assumptions applied in estimating the total project costs for each project phase by examining documentary evidence such as letters of award issued to contractors to support the budgeted gross project;

d)	Vouched samples of project costs incurred during the year to suppliers’ invoices or claims; and

e)	Recomputed the percentage of completion, the project revenue and cost recognized during the year.

Recoverability and impairment of financial assets

The Company’s trade receivables amounted to USD4,762,484 and USD3,618,606 as at December 31, 2025 and 2024, respectively.

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
Kuala Lumpur, Malaysia
April 28, 2026

PCAOB ID: 6723

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2025

	Note	2024	2025	2025
		RM	RM	USD
ASSETS

Non-current assets
Plant and equipment	4	26,582,995	22,012,303	5,420,414
Right-of-use assets	5	739,244	687,863	169,383
Investment in an associate	6	—	1,923,775	473,720
Trade receivables	7	2,478,739	1,508,742	371,520
Deferred tax asset	8	74,000	175,810	43,292
Total non-current assets		29,874,978	26,308,493	6,478,329

Current assets
Cash and bank balances		13,901,973	80,243,158	19,759,458
Inventories	9	3,049,405	2,457,916	605,249
Trade receivables	7	18,794,355	19,411,022	4,779,863
Contract assets	10	32,547,589	41,440,035	10,204,392
Other receivables and prepayment (Including RM1,352,792 (USD 333,118) and RM Nil to related party as of December 31, 2025 and 2024 respectively)	11	12,944,794	17,430,594	4,292,193
Amount due from related parties	12	2,420,493	2,457,382	605,117
Income tax receivable	8	758,543	—	—
Total current assets		84,417,152	163,440,107	40,246,272
Total assets		114,292,130	189,748,600	46,724,601

LIABILITIES AND EQUITY

Current liabilities
Trade payables	7	27,396,814	18,315,260	4,510,037
Other payables and accrued liabilities	11	31,816,499	8,951,463	2,204,251
Convertible securities payable	13	—	64,170,406	15,801,627
Bank and other borrowings	14	32,940,381	45,626,825	11,235,366
Lease liabilities	5	276,524	431,946	106,364
Amount due to related parties	12	2,168,066	3,901,595	960,747
Income tax payable	8	1,597	104,021	25,615
Total current liabilities		94,599,881	141,501,516	34,844,007

Non-current liabilities
Lease liabilities	5	471,295	276,683	68,133
Bank and other borrowings	14	2,099,476	17,714,042	4,361,991
Total non-current labilities		2,570,771	17,990,725	4,430,124
Total liabilities		97,170,652	159,492,241	39,274,131

Capital and reserves
Share capital	15	7,425,257	28,941,506	7,126,694
Reserves	16	1,704,989	1,704,989	419,845
Retained earnings		7,859,024	95,920	23,620
Other comprehensive income/(loss)		132,208	(486,057)	(119,689)
Attributable to equity owners of the Company		17,121,478	30,256,358	7,450,470
Non-controlling interests		—	1	—
Total equity		17,121,478	30,256,359	7,450,470
Total liabilities and equity		114,292,130	189,748,600	46,724,601

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Note	2023	2024	2025	2025
		RM	RM	RM	USD
Revenue from contract services		107,896,941	61,838,681	74,017,065	18,226,317
Revenue from sales of goods		35,386,851	22,611,383	6,636,090	1,634,102
Revenue from contract services – related parties		4,770,181	5,894,524	40,038,455	9,859,260
Revenue from sales of goods – related parties		—	—	6,000	1,477
Total revenue	17	148,053,973	90,344,588	120,697,610	29,721,156

Cost of sales from contract services		(98,119,824)	(63,519,904)	(99,878,872)	(24,594,650)
Cost of sales from sales of goods		(32,081,202)	(20,579,547)	(6,453,667)	(1,589,182)
Cost of sales for contract services – related parties		—	(2,667)	(386,972)	(95,290)
Cost of sales from sales of goods – related parties		—	—	—	—
Total cost of sales	18	(130,201,026)	(84,102,118)	(106,719,511)	(26,279,122)
Gross profit		17,852,947	6,242,470	13,978,099	3,442,034

Selling and administrative		(6,596,538)	(11,734,782)	(15,856,961)	(3,904,694)
Selling and administrative to related parties		(102,109)	(115,419)	(245,796)	(60,526)
Income/(loss) from operation before income tax		11,154,300	(5,607,731)	(2,124,658)	(523,186)

Other income		47,110	1,937,015	1,836,024	452,111
Other income from related parties		93,310	86,864	—	—
Finance cost		(1,183,241)	(1,916,006)	(5,303,948)	(1,306,069)
Finance cost – related party		(318,332)	(150,591)	(70,229)	(17,293)
Share of results of associate, net of tax		—	—	7,125	1,755
Profit/(loss) before income tax		9,793,147	(5,650,449)	(5,655,686)	(1,392,682)
Income tax (expense)/benefit	8	(2,646,079)	500,444	(2,107,418)	(518,941)
Net profit/(loss) for the year		7,147,068	(5,150,005)	(7,763,104)	(1,911,623)

Other comprehensive income/(loss):
Currency translation arising from consolidation		6,360	125,848	(618,265)	(152,245)

Total comprehensive income/(loss) for the year		7,153,428	(5,024,157)	(8,381,369)	(2,063,868)

Profit/(loss) attributable to:
Equity owners of the Company		7,153,428	(5,024,157)	(8,381,369)	(2,063,868)
Non-controlling interests		—	—	—	—
Total		7,153,428	(5,024,157)	(8,381,369)	(2,063,868)

Basic and diluted net income/(loss) per share:
Basic		0.46	(0.28)	(0.27)	(0.07)
Diluted		0.46	(0.28)	(0.25)	(0.06)
Weighted average number of common shares outstanding – Basic and diluted:
Basic		15,700,000	17,665,289	31,283,700	31,283,700
Diluted		15,700,000	17,665,289	33,033,700	33,033,700

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Class A and Class B Shares	Share capital	Reserves	Retained earnings	Other comprehensive income/(loss)	Non- controlling interests	Total shareholders’ equity
		RM	RM	RM	RM	RM	RM
Balance at January 1, 2023	15,700,000	69,284	1,707,188	5,861,961	—	—	7,638,433
Foreign currency translation adjustment	—	—	—	—	6,360	—	6,360
Foreign exchange reserve	—	—	(2,199)	—	—	—	(2,199)
Net profit for the year	—	—	—	7,147,068	—	—	7,147,068
Balance at December 31, 2023	15,700,000	69,284	1,704,989	13,009,029	6,360	—	14,789,662
Issuance of share capital	1,965,289	25,551,812	—	—	—	—	25,551,812
Transaction costs of share issue	—	(18,195,839)	—	—	—	—	(18,195,839)
Foreign currency translation adjustment	—	—	—	—	125,848	—	125,848
Net loss for the year	—	—	—	(5,150,005)	—	—	(5,150,005)
Balance at December 31, 2024	17,665,289	7,425,257	1,704,989	7,859,024	132,208	—	17,121,478
Transaction costs of share issue	—	—	—	—	—	—	—
Convertible securities	15,368,411	21,516,249	—	—	—	—	21,516,249
Non-controlling interests arising from a new subsidiary	—	—	—	—	—	1	1
Foreign currency translation adjustment	—	—	—	—	(618,265)	—	(618,265)
Net loss for the year	—	—	—	(7,763,104)	—	—	(7,763,104)
Balance at December 31, 2025	33,033,700	28,941,506	1,704,989	95,920	(486,057)	1	30,256,359

	Share capital	Reserves	Retained earnings	Other comprehensive income	Non- controlling interests	Total shareholders’ equity
	USD	USD	USD	USD	USD	USD
Balance at December 31, 2023	15,700	386,375	2,909,598	(90,577)	—	3,221,096
Balance at December 31, 2024	1,659,090	380,961	1,756,010	29,540	—	3,825,601
Balance at December 31, 2025	7,126,694	419,845	23,620	(119,689)	—	7,450,470

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	2023	2024	2025	2025
	RM	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit/(loss) before income tax	9,793,147	(5,650,449)	(5,655,686)	(1,392,682)

Adjustments for:
Depreciation of plant and equipment	204,739	581,489	2,288,209	563,460
Plant and equipment written off	—	32,779	—	—
Amortization of right-of-use assets	118,444	190,487	333,115	82,028
Extinguishment of right-of-use asset and lease liabilities	(4,692)	(3,189)	—	—
Imputed interest of lease liabilities	9,066	24,391	41,076	10,115
Allowance for expected credit losses on trade receivables	—	552,876	2,563,722	631,303
Reversal of allowance for expected credit losses on trade receivables	—	—	(901,158)	(221,905)
Impairment loss on contract asset	296,776	2,372,132	—	—
Reversal of impairment loss on contract asset	—	—	(2,668,908)	(657,205)
Discount on convertible securities	—	—	1,648,057	405,825
Interest income	(47,255)	(102,605)	(239,943)	(59,085)
Finance cost	1,492,507	2,042,206	3,685,044	907,423
Unrealized foreign exchange (gains)/losses	3,375	(79,344)	(230,954)	(56,871)
Operating profit/(loss) before changes in working capital	11,866,107	(39,227)	862,574	212,406

Changes in operating assets and liabilities:
Contract assets	(33,005,996)	16,073,326	(6,223,538)	(1,532,514)
Trade receivables	(11,922,137)	(5,924,090)	(1,309,234)	(322,392)
Inventories	(275,996)	(1,185,472)	591,489	145,651
Other receivables and prepayment	(2,675,098)	(8,586,750)	(4,485,800)	(1,104,605)
Contract liabilities	(806,058)	—	—	—
Trade payables	19,827,253	(11,022,059)	(9,081,554)	(2,236,285)
Other payables and accrued liabilities	1,046,105	6,527,265	(20,040,494)	(4,934,867)
Cash flows used in operations	(15,945,820)	(4,157,007)	(39,686,557)	(9,772,606)
Income tax paid	(1,238,519)	(1,970,670)	(1,348,261)	(332,002)
Net cash used in operating activities	(17,184,339)	(6,127,677)	(41,034,818)	(10,104,608)

Investing activities
Interest income	47,255	102,605	239,943	59,085
Purchase of plant and equipment	(1,455,262)	(1,262,620)	(826,333)	(203,480)
Subscription of shares in an associate	—	—	(1,923,775)	(473,720)
Deposit pledged with licensed banks	(2,878,752)	(4,218,720)	(5,415,627)	(1,333,570)
Net cash used in investing activities	(4,286,759)	(5,378,735)	(7,925,792)	(1,951,685)

Financing activities
Proceeds from issuance of shares	—	7,355,973	—	—
Proceeds from issuance of convertible securities	—	—	84,895,915	20,905,175
Interest paid	(1,492,507)	(2,042,206)	(4,920,197)	(1,211,573)
Repayment of lease liabilities	(126,000)	(205,000)	(362,000)	(89,141)
Amount due (to)/from related parties	(2,749,137)	194,818	1,937,796	477,172
Proceeds from bank borrowings	20,327,604	8,615,141	28,727,900	7,074,095
Net cash provided by financing activities	15,959,960	13,918,726	110,279,414	27,155,728

Net (decrease)/increase in cash and cash equivalents	(5,511,138)	2,412,314	61,318,804	15,099,435

Cash and cash equivalents at beginning of year	7,455,953	1,945,602	4,563,108	1,123,642
Effect of exchange rate changes	787	205,192	333,944	82,232
Cash and cash equivalents at end of year	1,945,602	4,563,108	66,215,856	16,305,309

The accompanying notes are an integral part of these consolidated financial statements.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following as at the end of each reporting period:

	2023	2024	2025	2025
	RM	RM	RM	USD
Cash and bank balances	1,945,602	6,028,708	66,954,266	16,487,138
Deposits with licensed banks	3,654,545	7,873,265	13,288,892	3,272,320
As per statement of financial position	5,600,147	13,901,973	80,243,158	19,759,458
Less:
Bank overdraft (Note 14)	—	(1,465,600)	(738,410)	(181,829)
Deposit pledged with licensed banks	(3,654,545)	(7,873,265)	(13,288,892)	(3,272,320)
As per statement of cash flows	1,945,602	4,563,108	66,215,856	16,305,309

Liabilities arising from financing activities

Reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities of the Company is as follows:

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of December 31, 2025
Convertible securities payable	—	84,895,915	(20,725,509)	64,170,406
Hire purchase payables	250,000	(133,812)	300,300	416,488
Term loan	2,072,038	16,439,100	—	18,511,138
Trade financing	31,252,219	12,422,612	—	43,674,831
Lease liabilities	747,819	(362,000)	322,810	708,629
	34,322,076	113,261,815	(20,102,399)	127,481,492

	At beginning of year	Cash flows	Non cash flows	At end of year
	USD	USD	USD	USD

As of December 31, 2025
Convertible securities payable	—	20,905,175	(5,103,548)	15,801,627
Hire purchase payables	61,561	(32,951)	73,948	102,558
Term loan	510,229	4,048,042	—	4,558,271
Trade financing	7,695,695	3,059,004	—	10,754,699
Lease liabilities	184,147	(89,141)	79,491	174,497
	8,451,632	27,890,129	(4,950,109)	31,391,652

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of December 31, 2024
Hire purchase payables	—	—	250,000	250,000
Term loan	942,456	1,129,582	—	2,072,038
Trade financing	23,766,660	7,485,559	—	31,252,219
Lease liabilities	215,647	(205,000)	737,172	747,819
	24,924,763	8,410,141	987,172	34,322,076

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of December 31, 2023
Term loan	—	942,456	—	942,456
Trade financing	4,381,512	19,385,148	—	23,766,660
Lease liabilities	146,640	(126,000)	195,007	215,647
	4,528,152	20,201,604	195,007	24,924,763

Cash outflows for leases as a lessee of the Company are as follows:

	2023	2024	2025	2025
	RM	RM	RM	USD
Included in net cash used in operating activities:
Expenses relating to short-term leases and leases for of low-value assets	295	12,500	118,080	29,076
Included in net cash provided by financing activities:
Repayment of lease liabilities	126,000	205,000	362,000	89,141
Imputed interest of lease liabilities	9,066	24,391	41,076	10,115
	135,361	241,891	521,156	128,332

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Founder Group Limited (the “Company”) was incorporated in the British Virgin Islands on May 18, 2023 with registered office at Trinity Chambers, P.O Box 4301, Road Town, Tortola, British Virgin Islands while principal place of business of the Company at No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follows:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2025	2024	Place of incorporation	Principal activities
		%	%
Founder Group Limited	May 18, 2023	—	—	British Virgin Islands	Holding company
Founder Energy Sdn. Bhd.	April 13, 2021	100	100	Malaysia	Business of renewable energy activities and related business and activities of holding companies
Founder Energy (Singapore) Pte Ltd	May 27, 2022	100	100	Singapore	Dormant
Founder Assets Sdn. Bhd.	September 21, 2022	100	100	Malaysia	Business in the investment of renewable energy project
Founder Assets (Thailand) Company Limited	January 14, 2025	99.99	—	Thailand	Dormant
Founder Solar Solution Sdn. Bhd.	February 10, 2025	100	—	Malaysia	Business of renewable energy activities
Founder Capital, LLC	November 18, 2025	100	—	Utah	Dormant

On April 13, 2021, Mr. Lee Seng Chi incorporate Founder Energy Sdn. Bhd. with 100% equity interest.

On August 25, 2021, Reservoir Energy Link Bhd acquired 51% equity interest in Founder Energy Sdn. Bhd. from Mr. Lee Seng Chi.

The Company provides engineering, procurement, construction and commissioning (“EPCC”) services for solar photovoltaic (“PV”) facilities in Malaysia primarily through Founder Energy Sdn. Bhd and Founder Solar Solution Sdn. Bhd.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Founder Energy (Singapore) Pte Ltd was incorporated and domiciled in Singapore for future business expansion purpose in Singapore.

Founder Assets Sdn. Bhd. and Founder Assets (Thailand) Company Limited were incorporated and domiciled in Malaysia and Thailand respectively to carry out business in the investment of renewable energy project.

Founder Capital, LLC was incorporated and domiciled in State of Utah for the purpose of a private placement.

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

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorization of those financial statements, our Group has not adopted the new and revised IFRS Accounting Standards and amendments to IFRS Accounting Standards that have been issued but are not yet effective to them. We do not anticipate that the adoption of these new and revised IFRS Accounting Standards pronouncements in future periods will have a material impact on our financial statements in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) but are not yet effective for the current financial year:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Translation to a Hyperinflationary Presentation Currency	1 January 2027
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendments that are part of Annual Improvements – Volume 11:	1 January 2026
- Amendments to IFRS 1, First-time Adoption of Malaysian Financial Reporting Standards
- Amendments to IFRS 7, Financial Instruments: Disclosures
- Amendments to IFRS 9, Financial Instruments
- Amendments to IFRS 10, Consolidated Financial Statements
- Amendments to IAS 7, Statement of Cash Flows
Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity	1 January 2026

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

IFRS Accounting Standards, interpretations and amendments effective for annual period beginning on or after a date yet to be confirmed:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
Amendments to IFRS 10, Consolidated Financial Statements	Deferred
IAS 28, Investments in Associated and Joint Ventures – Sales or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

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

The combined statements of other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combined entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statement of comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on the irrespective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Investment in associates is accounted for in the consolidated financial statements of the Group using the equity method.

CONVENIENCE TRANSLATION

Translations of amounts in the audited consolidated statement of financial position, audited consolidated statement of comprehensive income and audited consolidated statement of cash flows from RM into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the year ended December 31, 2025 were calculated at the evening middle rate of USD1 = RM4.0610, as published by Bank Negara Malaysia, or an average rate of USD1 = RM4.2807.

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

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss (“FVTPL”), all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

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

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

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

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and Software	4 years straight line
Motor Vehicles	5 years straight line
Office Equipment	4 years straight line
Equipment and Tools	5 years straight line
Solar Asset Plants	10 - 21 years straight line
Office Renovation	5 years straight line
Plant and Machinery	5 years straight line
Forklift	5 years straight line
Right-Of-Use Assets	Over term of lease

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

REVENUE RECOGNITION (cont.)

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed on determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered goods or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

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

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of December 31, 2025 and 2024.

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

Contract Revenue Recognition

Revenue from providing product and services related to renewable energy services industry is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties. The Group applied judgement and assumptions significantly affects the determination of the amount and the timing of revenue recognized from contract with customers for commercial& industrial and large scale solar. The Group measures the performance of service work done by comparing the actual costs incurred with the estimated total costs required to complete the services. Significant judgements are required to estimate the total contract costs to complete. In making these estimate, management relied on estimates and also on past experience of completed projects. A change in estimate will directly affect the revenue to be recognized.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	PLANT AND EQUIPMENT

	As of January 1, 2025	Addition	Adjustment	As of December 31, 2025
At cost	RM	RM	RM	RM
Computer and Software	254,214	94,223	—	348,437
Motor Vehicle	369,547	350,000	—	719,547
Office Equipment	39,628	6,110	—	45,738
Equipment and Tools	59,389	302,748	—	362,137
Office Renovation	1,082,273	49,630	—	1,131,903
Solar Asset Under Construction	470,396	—	(117,011)	353,385
Plant and Machinery & Solar Asset Plant	25,486,353	—	(3,292,105)	22,194,248
Forklift	45,800	—	—	45,800
Capital Work-in-progress	171,720	323,922	—	495,642
	27,979,320	1,126,633	(3,409,116)	25,696,837

	As of January 1, 2025	Depreciation charge during the year	Adjustment	As of December 31, 2025
Accumulated depreciation	RM	RM	RM	RM
Computer and Software	148,905	65,156	—	214,061
Motor Vehicle	49,741	125,621	—	175,362
Office Equipment	30,879	6,006	—	36,885
Equipment and Tools	22,248	41,537	—	63,785
Office Renovation	101,419	220,205	—	321,624
Plant and Machinery & Solar Asset Plant	1,010,144	1,821,593	—	2,831,737
Forklift	32,989	8,091	—	41,080
	1,396,325	2,288,209	—	3,684,534

	As of January 1, 2024	Addition	Written off	As of December 31, 2024
At cost	RM	RM	RM	RM
Computer and Software	223,714	30,500	—	254,214
Motor Vehicle	79,747	289,800	—	369,547
Office Equipment	39,318	4,240	(3,930)	39,628
Equipment and Tools	33,389	26,000	—	59,389
Signboard	7,180	—	(7,180)	—
Office Renovation	41,500	1,082,273	(41,500)	1,082,273
Solar Asset Under Construction	—	470,396	—	470,396
Plant and Machinery & Solar Asset Plant	2,025,568	23,460,785	—	25,486,353
Forklift	45,800	—	—	45,800
Capital Work-in-progress	—	171,720	—	171,720
	2,496,216	25,535,714	(52,610)	27,979,320

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	PLANT AND EQUIPMENT (cont.)

	As of January 1, 2024	Depreciation charge during the year	Written off	As of December 31, 2024
Accumulated depreciation	RM	RM	RM	RM
Computer and Software	83,649	65,256	—	148,905
Motor Vehicle	30,063	19,678	—	49,741
Office Equipment	21,329	10,402	(852)	30,879
Equipment and Tools	12,204	10,044	—	22,248
Signboard	3,291	898	(4,189)	—
Office Renovation	9,604	106,605	(14,790)	101,419
Plant and Machinery & Solar Asset Plant	649,337	360,807	—	1,010,144
Forklift	25,190	7,799	—	32,989
	834,667	581,489	(19,831)	1,396,325

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
Carrying amounts	RM	RM	Convenience Translation USD
Computer and Software	105,309	134,376	33,089
Motor Vehicle	319,806	544,185	134,003
Office Equipment	8,749	8,853	2,180
Equipment and Tools	37,141	298,352	73,468
Signboard	—	—	—
Office Renovation	980,854	810,279	199,527
Solar Asset Under Construction	470,396	353,385	87,019
Plant and Machinery & Solar Asset Plant	24,476,209	19,362,511	4,767,917
Forklift	12,811	4,720	1,162
Capital Work-in-progress	171,720	495,642	122,049
	26,582,995	22,012,303	5,420,414

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Depreciation expenses, class under cost of sale	416,378	1,715,714	422,486
Depreciation expenses, class separately from cost of sale	165,111	572,495	140,974
Total depreciation expenses	581,489	2,288,209	563,460

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	PLANT AND EQUIPMENT (cont.)

During the financial year, the Group made the following cash payments to purchase plant and equipment.

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD

Purchase of plant and equipment	25,535,714	1,126,633	277,427
Financed by way of hire purchase arrangements	(250,000)	(300,300)	(73,947)
Other payables	(24,023,094)	—	—
Cash payments on purchase of plant and equipment	1,262,620	826,333	203,480

The carrying amount of the plant and equipment of the Group under hire purchase arrangements at the end of the reporting period are as follows:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD

Motor vehicles	284,970	524,510	129,158

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Right-of-use assets
Balance brought forward	213,761	739,244	182,035
Less: Amortization	(190,487)	(333,115)	(82,028)
Termination of right-of-use asset	(142,507)	—	—
Add: New lease recognized	858,477	281,734	69,376
Balance carried forward	739,244	687,863	169,383

Lease liabilities
Balance brought forward	215,647	747,819	184,147
Add: Imputed interest	24,391	41,076	10,115
Less: Principal repayment	(205,000)	(362,000)	(89,141)
Termination of lease liability	(145,696)	—	—
Add: New lease recognized	858,477	281,734	69,376
Balance carried forward	747,819	708,629	174,497

Future minimum lease payments together with the present value of net minimum lease payments are as follows:

Minimum lease payment:
Not later than one (1) year	312,000	462,000	113,765
Later than one (1) year and not later than five (5) years	494,000	282,000	69,441
	806,000	744,000	183,206
Less: Future interest charges	(58,181)	(35,371)	(8,709)
Present value of lease payment	747,819	708,629	174,497

Repayment as follows:
Lease liabilities current portion	276,524	276,683	68,133
Lease liabilities non-current portion	471,295	431,946	106,364
	747,819	708,629	174,497

The followings are the amounts recognized in profit or loss:
Depreciation charges of right-of-use assets	190,487	333,115	82,028
Interest expense on lease liabilities	24,391	41,076	10,115
Extinguishment of right-of-use assets and liabilities	(3,189)	—	—
Expense relating to short-term leases and leases of low-value assets	12,500	118,080	29,076
Total	224,189	492,271	121,219

On July 1, 2024, Founder Energy Sdn. Bhd. had entered into a Tenancy Agreement with Mr. Lee Seng Chi for the rental of our principal office for a period of two years with an option to renew for an additional year with monthly rental amounted RM 26,000 (December 31, 2024: RM 26,000).

On August 13, 2025, Founder Energy Sdn. Bhd. had entered into Tenancy Agreements for the rental of our two satellite offices for a period of two years with an option to renew for an additional two years with monthly rental total amounted RM 12,500 (December 31, 2024: RM Nil).

Extension options

The Group’s office leases include extension options of between one (1) and two (2) years, which are subject to mutual agreement between the Group and the respective lessors. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at lease commencement and reassessed when relevant, to determine whether it is reasonably certain that they will be exercised.

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Lease liabilities recognised (discounted)	302,577	302,577	74,508
Potential future lease payments not included in lease liabilities (discounted)	—	281,733	69,375
	302,577	584,310	143,883

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	INVESTMENT IN AN ASSOCIATE

	As of December 31, 2025	As of December 31, 2025
	RM	Convenience Translation USD
Shares at cost	1,916,650	471,965
Share of post-acquisition reserves	7,125	1,755
	1,923,775	473,720

Details of associate is as follows:

	Percentage of effective ownership
	December 31,
Name	2025	2024	Place of incorporation	Principal activities
	%	%
RL Solar Assets Sdn. Bhd. (Formerly known as RL Sunseap Energy Sdn. Bhd.)	49	—	Malaysia	Renewable energy business

The summarised financial information of the associate is as follows:

	As of December 31, 2025	As of December 31, 2025
	RM	Convenience Translation USD
Carrying amount	1,916,650	471,965

Share of results:
Group’s share of profit from continuing operations	7,125	1,755
Group’s share of total comprehensive income	7,125	1,755

On September 15, 2025, Founder Assets Sdn. Bhd. acquired 49% equity interest in RL Solar Assets Sdn. Bhd. for a total purchase consideration of RM 1,916,650. The investment is classified as an associate as the Group has significant influence over the financial and operating policy decisions of RL Solar Assets Sdn. Bhd.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES AND TRADE PAYABLES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Trade receivables
Non-current
Project retention receivables	2,478,739	1,508,742	371,520

Current
Trade receivables	16,195,071	19,340,447	4,762,484
Project retention receivables	1,168,425	1,482,191	364,982
Accrued liquidated ascertained damages to sub-contractors	2,011,284	831,373	204,721
Less: Provision for expected credit loss	(580,425)	(2,242,989)	(552,324)
Total current trade receivables	18,794,355	19,411,022	4,779,863
Total trade receivables	21,273,094	20,919,764	5,151,383

Increase/(Decrease) in provision for expected credit loss	552,876	1,662,564	409,398
Increase in total trade receivables	5,371,214	(353,330)	(87,006)

Trade receivables are non-interest bearing and generally have 30 to 90 days (December 31, 2024: 30 to 90 days) payment terms. Other credit terms may be negotiated with customers on a case-by-case basis. Due to their comparatively short maturities, the carrying value of trade receivables approximate their fair value.

The aging of the Group’s net trade receivables is as follows:

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
As of December 31, 2025
Current	8,212,169	(121,786)	8,090,383	1,992,214

Past due
1 – 30 days	2,526,465	(155,409)	2,371,056	583,860
31 – 60 days	1,227,916	(835,839)	392,077	96,547
61 – 90 days	1,279,896	(70,690)	1,209,206	297,761
More than 90 days	6,094,001	(1,059,265)	5,034,736	1,239,778
	11,128,278	(2,121,203)	9,007,075	2,217,946
	19,340,447	(2,242,989)	17,097,458	4,210,160

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
As of December 31, 2024
Current	9,400,268	(6,577)	9,393,691	2,098,915

Past due
1 – 30 days	2,660,393	(4,058)	2,656,335	593,528
31 – 60 days	1,144,998	(4,373)	1,140,625	254,860
61 – 90 days	958,805	(3,522)	955,283	213,447
More than 90 days	2,030,607	(561,895)	1,468,712	328,167
	6,794,803	(573,848)	6,220,955	1,390,002
	16,195,071	(580,425)	15,614,646	3,488,917

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES AND TRADE PAYABLES (cont.)

The movements in the Group’s allowance for expected credit losses are as follows:

	ECL – not credit impaired	ECL – credit impaired	Total
	RM	RM	RM	Convenience Translation USD
Trade receivables
As of January 1, 2024	—	27,549	27,549	6,156
Charge for the year	95,976	484,449	580,425	129,689
Reversal during the year	—	(27,549)	(27,549)	(6,156)
As of December 31, 2024	95,976	484,449	580,425	129,689

As of January 1, 2025	95,976	484,449	580,425	142,926
Charge for the year	369,790	2,193,932	2,563,722	631,303
Reversal during the year	—	(901,158)	(901,158)	(221,905)
As of December 31, 2025	465,766	1,777,223	2,242,989	552,324

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Trade payables
Trade payables	25,204,848	15,213,238	3,746,180
Project retention payables	2,191,966	3,102,022	763,857
Total trade payables	27,396,814	18,315,260	4,510,037

Included in trade payables is related party balance amounting to Nil (December 31, 2024: RM 2,667).

Trade payables are non-interest bearing and generally on cash basis or credit terms of 7 days to 90 days (December 31, 2024: 7 to 90 days). Other credit terms may be negotiated with suppliers on a case-by-case basis.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Income tax (expense)/benefit
Tax (expense)/benefit recognized in profit or loss
Current income tax
Current financial year	(2,795,394)	500,444	(1,744,214)	(429,505)
Prior financial year	—	—	26,695	6,574

Deferred taxation
Current financial year	—	—	180,567	44,464
Prior financial year	149,315	—	(570,466)	(140,474)
Total income tax (expense)/benefit recognized in profit or loss	(2,646,079)	500,444	(2,107,418)	(518,941)

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law.

Malaysia

Founder Energy Sdn. Bhd., Founder Assets Sdn. Bhd. and Founder Solar Solution Sdn. Bhd. are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is calculated at 24% of the estimated assessable profits for the financial year.

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

Thailand

Founder Assets (Thailand) Company Limited is subject to Thailand Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Thailand tax laws. The standard corporate income tax rate in Thailand is 20%.

Utah

Founder Capital, LLC has not elected to be treated as a corporation for U.S. tax purposes and is therefore classified as a disregarded entity. As such, it is not a separate taxable entity, and its income is treated as that of its foreign parent, Founder Group Limited. Accordingly, no Utah corporate income tax should apply, assuming no U.S. trade or business is conducted.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT (cont.)

The numerical reconciliations between the tax expense and the product of accounting loss multiplied by the applicable tax rates of the Group are as follows:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Net income/(loss) before taxes	9,793,147	(5,650,449)	(5,655,686)	(1,392,682)

Tax at the Malaysian statutory income tax rate of 24%	2,350,355	(1,356,108)	(1,357,364)	(334,244)

Tax effects in respect of:
Different tax rates in other countries	9,214	410,650	2,850,341	701,882
Deferred tax not recognized on previously unrecognized origination and reversal of temporary differences	—	428,883	—	—
Adjustment in respect of current income tax of prior years	—	250,233	(26,695)	(6,574)
Adjustment in respect of deferred tax of prior years	—	—	570,466	140,474
Non-deductible expenses	299,729	86,008	411,814	101,408
Non-taxable income	(13,219)	(69,877)	(341,144)	(84,005)
Tax expense/(benefit)	2,646,079	(500,444)	2,107,418	518,941

The deferred tax assets are made up of the following:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
At beginning of year	74,000	74,000	18,222
Recognised in profit or loss	—	101,810	25,070
At end of year	74,000	175,810	43,292

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT (cont.)

Presented after appropriate offsetting as follows:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD

Deferred tax asset	74,000	175,810	43,292
Deferred tax liability	—	—	—
	74,000	175,810	43,292

The deferred tax asset as at the end of the reporting period are made up of the temporary differences arising from:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Deferred tax asset
Plant and equipment	—	—	—
Provisions and others	707,852	—	—
Unabsorbed capital allowances	—	5,112,349	1,258,889

Deferred tax liability
Plant and equipment	(295,010)	(4,379,810)	(1,078,505)
Other temporary differences	(104,509)	—	—
Presented after appropriate offsetting	308,333	732,539	180,384

At 24%	74,000	175,810	43,292

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	INVENTORIES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Inventories	3,049,405	2,457,916	605,249

The amount of inventories recognized as an expense in cost of sales of the Group was RM 106,719,511 (USD 26,279,122) (December 31, 2024: RM 84,102,118).

10	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Contract Assets
Contract cost	189,071,858	285,872,146	70,394,520
Contract margin	24,840,605	41,836,852	10,302,106
Contract revenue recognized	213,912,463	327,708,998	80,696,626
Less: Bill to trade receivables	(180,008,528)	(286,591,376)	(70,571,627)
Contract assets carried forward	33,903,935	41,117,622	10,124,999
Contract cost assets	—	—	—
Less: Provision for impairment loss	(2,668,908)	—	—
Add: Accrued revenue	1,312,562	322,413	79,393
Balance carried forward	32,547,589	41,440,035	10,204,392

Decrease/(Increase) in contract assets	18,445,458	(8,892,446)	(2,189,718)
(Increase)/Decrease in provision for impairment loss	(2,372,132)	2,668,908	657,205

Significant increase in contract assets for the year ended December 31, 2025 primarily attributable to higher revenue recognised for unbilled services transferred to customers, where performance obligations have been satisfied in advance of billing to customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	OTHER RECEIVABLES AND PREPAYMENT AND OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Other Receivables
Project deposits	323,067	1,476,069	363,474
Prepayment to suppliers	10,743,527	13,289,633	3,272,504
Other receivables	240,666	60,108	14,801
Other deposits	366,513	158,271	38,973
Other prepayments	1,271,021	2,445,802	602,266
Other current assets	—	711	175
	12,944,794	17,430,594	4,292,193

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Other Payables
Accrued staff cost	683,062	464,136	114,291
Other payables and accrued expenses	30,314,506	6,406,695	1,577,615
Prepayment from customer	818,931	2,080,632	512,345
	31,816,499	8,951,463	2,204,251

Included in prepayment to suppliers is related party balance amounting to RM1,352,792 (USD 333,118) (December 31, 2024: RM Nil).

12	AMOUNT DUE FROM/(TO) RELATED PARTIES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Trade
Amount due from Solar Bina Engineering Sdn. Bhd.	24,727	24,727	6,089
Amount due from RL Sunseap Energy Sdn. Bhd.	1,387,771	—	—
Amount due from Reservoir Link Renewable Sdn. Bhd.	390,000	1,108,818	273,041
Amount due from RL Sigma Engineering Sdn. Bhd.	—	697,677	171,799
	1,802,498	1,831,222	450,929
Non-trade
Amount due from Solar Bina Engineering Sdn. Bhd.	400,000	100,000	24,624
Amount due from Reservoir Link Energy Bhd	217,995	217,995	53,680
Amount due from RL Sunseap Energy Sdn. Bhd.	—	308,165	75,884
	617,995	626,160	154,188

Amount due from related parties	2,420,493	2,457,382	605,117

Non-trade
Amount due to Reservoir Link Energy Bhd	1,514,762	1,830,787	450,822
Amount due to Reservoir Link Sdn. Bhd.	258,804	258,804	63,729
Amount due to Solar Bina Engineering Sdn. Bhd.	—	1,500,000	369,367
Amount due to Mr. Lee Seng Chi	394,500	312,004	76,829
Amount due to related parties	2,168,066	3,901,595	960,747

Both amount due to and from related parties on an on-demand basis. Other than amount due to and from related parties that is trade nature, amount due to and from related parties subject to interest rate of BLR + 1.5% per annum.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	AMOUNT DUE FROM/(TO) RELATED PARTIES (cont.)

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity where Chief Executive Officer and Director Mr. Lee Seng Chi is a common director
Reservoir Link Energy Bhd	Our largest shareholder
Reservoir Link Holdings Sdn. Bhd.	A corporate shareholder of Reservoir Link Energy Bhd
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd
RL Sigma Engineering Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd
Lee Seng Chi	Our Chief Executive Officer and Director
RL Solar Assets Sdn. Bhd. (Formerly known as RL Sunseap Energy Sdn. Bhd.)	An entity in which Founder Assets Sdn. Bhd. has significant influence and controlled by Reservoir Link Renewable Sdn. Bhd.

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD

Revenue from Solar Bina Engineering Sdn. Bhd.	1,697,072	73,938	—	—
Revenue from Reservoir Link Energy Bhd	—	138,170	—	—
Revenue from RL Sunseap Energy Sdn. Bhd.	2,033,049	2,629,089	5,700,896	1,403,816
Revenue from Reservoir Link Renewable Sdn. Bhd.	1,040,060	3,053,327	20,794,940	5,120,645
Revenue from RL Sigma Engineering Sdn. Bhd.	—	—	2,940,468	724,075
Revenue from SRM Utama Selambau Sdn. Bhd.	—	—	10,608,151	2,612,201
Total revenue from related parties	4,770,181	5,894,524	40,044,455	9,860,737

Purchases from Reservoir Link Renewable Sdn. Bhd.	—	2,667	386,972	95,290

Expenses charged to Reservoir Link Energy Bhd	93,310	86,864	—	—

Expenses charged by Reservoir Link Energy Bhd	102,109	113,063	245,796	60,526
Expenses charged by Solar Bina Engineering Sdn. Bhd.	—	2,356	—	—
	102,109	115,419	245,796	60,526

Rental payment to Mr. Lee Seng Chi	126,000	217,500	312,000	76,828

Finance cost charged by Reservoir Link Energy Bhd	185,515	177,174	70,229	17,293
Finance cost charged by Reservoir Link Sdn. Bhd.	132,817	(26,583)	—	—
	318,332	150,591	70,229	17,293

Advances to Reservoir Link Energy Bhd	—	2,000,000	—	—
Advances to Solar Bina Engineering Sdn. Bhd.	—	400,000	—	—
	—	2,400,000	—	—

The related party transactions mainly derived from the sales of renewable energy services, recharge of expenses, rental expenses, interest expenses on advances and management fees.

The interest expenses and management fees charged by Reservoir Link Energy Bhd are costs incurred or shared on behalf of the Group and interest expense on funds advanced to the Group.

The significant related party transactions with RL Sunseap Energy Sdn. Bhd., Reservoir Link Renewable Sdn. Bhd. and RL Sigma Engineering Sdn. Bhd. were attributable to several contracts secured through these entities as solar assets investors. The Group was appointed as the contractor to provide engineering, procurement, construction and commissioning works for rooftop solar photovoltaic facilities.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	CONVERTIBLE SECURITIES PAYABLE

The amount of convertible securities payable consists of the followings:

	As of December 31, 2025	As of December 31, 2025
	RM	Convenience Translation USD
At beginning of year	—	—
Addition	84,895,915	20,905,175
Conversion	(20,725,509)	(5,103,548)
At end of year	64,170,406	15,801,627

Securities Purchase Agreement with Avondale Capital, LLC

On April 22, 2025, the Company entered into a Securities Purchase Agreement with Avondale Capital, LLC, a Utah limited liability company (“Avondale”), pursuant to which the Company issue and sell to the Avondale an aggregate amount of up to USD 10,000,000, representing the Company’s Class A Shares.

On April 24, 2025, the Company received net proceeds of USD 1,250,000 from the initial Pre-Paid Purchase with a principal amount of USD 1,357,500, after deduction of USD 87,500 original issue discount and USD 20,000 for Avondale’s transaction costs.

During the year ended December 31, 2025, the Company received net proceeds of USD 4,250,000 from the Pre-Paid Purchase #2 to Pre-Paid Purchase #6, after deduction of USD 297,500 original issue discount.

On May 30, 2025, the Company delivered 1,750,000 shares of ordinary shares as a commitment fee. The Company has the right to repurchase these pre-delivery shares at USD 0.0001 per share.

During the year ended December 31, 2025, Avondale purchased 13,618,411 Class A Shares, at par value, in exchange for USD 5,103,548 with exchange prices ranging from USD 0.2707 to USD 0.9310 pursuant to purchase notices related to Pre-Paid Purchase #1 to Pre-Paid Purchase #6.

Purchase Agreement with Streeterville Capital, LLC

On December 11, 2025, the Company entered into a Purchase Agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issue and sell to the Streeterville convertible promissory note (the “Note”), in the original principal amount of USD 16,070,000, which included an original issue discount of USD 1,050,000 and transaction expenses amount of USD 20,000. The Note is convertible into the Company’s Class A Shares.

On December 16, 2025, Streeterville paid USD 3,000,000 to the Company and USD 12,000,000 into a deposit account of the Company’s subsidiary, Founder Capital, LLC and entered into a Deposit Account Control Agreement with Streeterville and a banking corporation, to secure the Note.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	BORROWINGS

	Note	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
		RM	RM	Convenience Translation USD
Non-current liabilities
Hire purchase payables		171,382	234,939	57,853
Term loan		1,928,094	17,479,103	4,304,138
		2,099,476	17,714,042	4,361,991

Current liabilities
Bank overdraft		1,465,600	738,410	181,829
Hire purchase payables		78,618	181,549	44,705
Term loan		143,944	1,032,035	254,133
Trade financing		31,252,219	43,674,831	10,754,699
		32,940,381	45,626,825	11,235,366

Total borrowings
Bank overdraft	(a)	1,465,600	738,410	181,829
Hire purchase payables	(b)	250,000	416,488	102,558
Term loan	(a)	2,072,038	18,511,138	4,558,271
Trade financing	(a)	31,252,219	43,674,831	10,754,699
		35,039,857	63,340,867	15,597,357

(a) The following table sets out the carrying amount of the borrowings:

	Capacity	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Line of Credit
AmBank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	3,692,949	6,686,298	1,646,466
AmBank Islamic Bank – Invoice Financing, at Base Financing Rate	45,000,000	19,502,322	24,073,870	5,928,065
AmBank Islamic Bank – Accepted Bills, at Islamic Interbank Discounting Rate + 1.50%	10,200,000	436,269	—	—
AmBank Islamic Bank – Overdraft, Base Financing Rate +1.0%	1,000,000	—	364,167	89,674
CIMB Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	10,000,000	6,257,673	7,980,612	1,965,184
CIMB Islamic Bank – Overdraft, at Base Financing Rate +0.5%	500,000	460,338	374,243	92,155
Maybank Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	5,000,000	1,363,007	4,934,051	1,214,984
Maybank Islamic Bank – Overdraft, at Base Financing Rate +1.0%	1,000,000	1,005,262	—	—
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1%	1,000,000	862,876	778,060	191,594
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	9,700,000	1,209,161	1,150,531	283,312
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 0.75%	22,000,000	—	16,582,547	4,083,365
	115,400,000	34,789,857	62,924,379	15,494,799

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	BORROWINGS (cont.)

The Group entered into banking facilities with AmBank Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd.;

iii)	First legal charge over the escrow account, debt reserve account and sinking fund account; and

iv)	Insurance policy for the Directors of the Group.

The Group entered into a banking facility with Maybank Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd. and

iii)	Sinking fund pledged by Founder Energy Sdn. Bhd.

The Group entered into a banking facility with CIMB Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd.; and

iii)	Sinking fund account.

(b)	Hire purchase payable

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Minimum hire purchase payment
Not later than one (1) year	90,612	197,712	48,686
Later than one (1) year and not later than five (5) years	181,213	242,317	59,669
	271,825	440,029	108,355
Less: Future interest charges	(21,825	(23,541)	(5,797)
Present value of hire purchase payment	250,000	416,488	102,558

Repayable as follows:
Non-current liabilities	171,382	234,939	57,853
Current liabilities	78,618	181,549	44,705
	250,000	416,488	102,558

The hire purchase payables of the Group bears interest ranging from 4.44% to 5.52% (December 31, 2024: 2.91%) per annum and are secured by the Group’s motor vehicle under hire purchase arrangements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	BORROWINGS (cont.)

(c)	The following table sets out the remaining maturities of the borrowings based on contractual undiscounted repayment obligations:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Maturities
Within 1 year	32,940,381	45,626,825	11,235,366
1 - 5 years	930,524	15,263,709	3,758,609
More than 5 years	1,168,952	2,450,333	603,382
Total	35,039,857	63,340,867	15,597,357

The interest rate profile of the Group’s interest-bearing financial instruments based on their carrying amount as at the end of the reporting period are as follows based on their carrying amount as at the end of the reporting period are as follows:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Fixed rate instrument
Hire purchase payables	250,000	416,488	102,558
Floating rate instrument
Bank borrowings	34,789,857	62,924,379	15,494,799
Total	35,039,857	63,340,867	15,597,357

Sensitivity analysis for variable rate instruments

Sensitivity analysis of interest rate for the floating rate instruments at the end of each reporting period, assuming all other variables remain constant, is as follows:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
Effects of 50 basis point changes	RM	RM	Convenience Translation USD
Floating rate instrument
Bank borrowings	132,201	239,113	58,880

Sensitivity analysis for fixed rate instruments at the end of each reporting period is not presented as fixed rate instruments are not affected by changes in interest rates.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	SHARE CAPITAL

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
Paid up capital:	Number of ordinary shares – Class A and Class B Shares (6)		RM	RM	Convenience Translation USD
At beginning of year	15,700,000	17,665,289	69,284	7,425,257	1,828,431
Issuance of share capital (1)	1,218,750	—	21,208,687	—	—
Issuance of share capital (2)	2,813	—	49,301	—	—
Transaction costs of share issue	—	—	(18,195,839)
Issuance of share capital (3)	743,726	—	4,293,824	—	—
Issuance of share capital (4)	—	1,750,000	—	—	—
Issuance of share capital (5)	—	13,618,411	—	21,516,249	5,298,263
At end of year	17,665,289	33,033,700	7,425,257	28,941,506	7,126,694

As of December 31, 2023, the Company has authorized 15,700,000 ordinary shares at USD 0.001. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

(1)	On October 24, 2024, 1,218,750 ordinary shares were issued in our initial public offering at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(2)	On October 31, 2024, 2,813 ordinary shares were issued in our underwriters’ partial exercise of the over-allotment option, at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(3)	On December 31, 2024, 743,726 ordinary shares were issued to CNP Equity Limited pursuant to the exercise of warrant as consideration for certain professional consulting service relating to the initial offering rendered to the Company.

(4)	On May 30, 2025, the Company issued 1,750,000 shares of the Company’s Class A Common Stock as part of the Securities Purchase Agreement. The issued shares serve as the commitment shares of the agreement.

(5)	Pursuant to the Securities Purchase Agreement dated April 22, 2025, between Avondale Capital, LLC and the Company, Avondale elected to convert a portion of its convertible securities into redemption conversion shares. During the year ended December 31, 2025, 13,618,411 shares of Class A Shares were issued to Avondale, amount of USD 610,000 at prices between USD 0.1288 and USD 0.9310 per share.

(6)	On July 16, 2025, the Company amended and restated memorandum and articles of association to include a dual class share structure and the creation of two new classes of shares, being A (Class A Shares) and B (Class B Shares), both with no par value which rank pari passu as to distributions (including on a liquidation), and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Shares. The share designations state that the 2,000,000 Ordinary Shares registered in the name of Mr. Lee Seng Chi and Reservoir Energy Link Bhd shall be redesignated as Class B Shares and the remaining Ordinary Shares in issue shall be redesignated as Class A Shares.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	RESERVES

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Bargain purchases from acquisition of Founder Energy Sdn. Bhd. under common control accounted as merger reserve	1,299,996	1,299,996	320,117
Bargain purchase from acquisition of plant, equipment and inventory from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	355,271	355,271	87,484
Bargain purchase from acquisition of business from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	49,722	49,722	12,244
	1,704,989	1,704,989	419,845

17	REVENUE

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Revenue from contract services	107,896,941	61,838,681	74,017,065	18,226,317
Revenue from sales of goods	35,386,851	22,611,383	6,636,090	1,634,102
Revenue from contract services – related parties	4,770,181	5,894,524	40,038,455	9,859,260
Revenue from sales of goods – related party	—	—	6,000	1,477
	148,053,973	90,344,588	120,697,610	29,721,156

Timing of revenue recognition:
Point in time	35,386,851	22,611,383	6,642,090	1,635,580
Over time	112,667,122	67,733,205	114,055,520	28,085,576
	148,053,973	90,344,588	120,697,610	29,721,156

Unsatisfied performance obligation	22,396,400	14,606,212	50,355,500	12,399,778

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

All of the Group’s revenue is derived exclusively from customers located in Malaysia.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	COST OF SALE

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Material cost	54,245,611	27,348,569	22,803,565	5,615,258
Construction cost	65,513,217	47,319,827	71,923,022	17,710,668
Staff cost	3,620,080	4,482,351	4,921,191	1,211,818
Logistic cost	1,287,926	1,382,209	1,444,293	355,650
Tools & machinery	498,672	242,645	1,008,850	248,424
Miscellaneous	5,014,568	2,910,139	2,902,876	714,818
Depreciation	20,952	416,378	1,715,714	422,486
Total cost of sale	130,201,026	84,102,118	106,719,511	26,279,122

The cost of sale incurred pertaining to revenue derived from related party is amounting to RM 25,590,070 (USD 6,301,421) (December 31, 2024: RM 4,973,983).

Included in Cost of Sale of the Group is liquidated ascertained damages charged to subcontractors amounting to RM Nil (December 31, 2024: RM 959,666).

19	EMPLOYEES SALARY AND RELATED COSTS

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	RM	Convenience Translation USD
Director fees	—	212,633	796,125	196,042
Director salaries	427,875	556,692	822,000	202,413
Admin salaries	1,837,873	2,261,769	3,591,040	884,275
Technical staff salaries	2,462,096	3,036,224	3,525,208	868,064
Total	4,727,844	6,067,318	8,734,373	2,150,794

Director related expenses	181,116	281,941	698,011	171,882
Admin related expenses	786,795	1,250,196	1,230,666	303,045
Technical staff related expenses	1,182,943	1,449,449	1,403,500	345,605
Total	2,150,854	2,981,586	3,332,177	820,532

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Trade receivables	21,273,094	20,919,764	5,151,383
Other receivables	930,245	1,695,159	417,424
Amount due from related parties	2,420,493	2,457,382	605,117
Cash and bank balances	13,901,973	80,243,158	19,759,458
	38,525,805	105,315,463	25,933,382

Financial liabilities at amortized cost
Trade payables	(27,396,814)	(18,315,260)	(4,510,037)
Other payables and accrued liabilities	(31,816,499)	(8,951,463)	(2,204,251)
Bank and other borrowings	(35,039,857)	(63,340,867)	(15,597,357)
Amount due to related parties	(2,168,066)	(3,901,595)	(960,747)
	(96,421,236)	(94,509,185)	(23,272,392)

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

	CNY	USD
As of December 31, 2025	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,116	2,117,602

Financial liabilities in foreign currencies
Trade payables	(1,432,416)	(870,994)
Other payables	—	(47,244)
	(1,432,416)	(918,237)

	CNY	USD
As of December 31, 2024	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,194	1,136,521

Financial liabilities in foreign currencies
Trade payables	(7,075,765)	—

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	As of December 31, 2024	As of December 31, 2025
	RM	RM
United States Dollar	86,376	91,152
Chinese Yuan Renminbi	(537,591)	(108,703)

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in Note 14 to the financial statements. We currently do not have an interest rate hedging policy.

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

The table below summarises the maturity profile of the Company’s financial liabilities as at the end of the reporting period and are based on undiscounted contractual payments:

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	RM	RM	RM	RM	RM
As of December 31, 2025
Trade payables	18,315,260	18,315,260	18,315,260	—	—
Other payables and accrued liabilities	8,951,463	8,951,463	8,951,463	—	—
Bank and other borrowings	63,340,867	67,741,152	46,998,342	16,109,886	4,632,924
Lease liabilities	708,629	744,000	462,000	282,000	—
Amount due to related parties	3,901,595	4,047,143	4,047,143	—	—
	95,217,814	99,799,018	78,774,208	16,391,886	4,632,924

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	USD	USD	USD	USD	USD
As of December 31, 2025
Trade payables	4,510,037	4,510,037	4,510,037	—	—
Other payables and accrued liabilities	2,204,251	2,204,251	2,204,251	—	—
Bank and other borrowings	15,597,357	16,680,904	11,573,096	3,966,975	1,140,833
Lease liabilities	174,497	183,206	113,765	69,441	—
Amount due to related parties	960,747	960,746	960,746	—	—
	23,446,889	24,539,144	19,361,895	4,036,416	1,140,833

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 2 years	More than 5 years
	RM	RM	RM	RM	RM
As of December 31, 2024
Trade payables	27,396,814	27,396,814	27,396,814	—	—
Other payables and accrued liabilities	31,816,499	31,816,499	31,816,499	—	—
Bank and other borrowings	35,039,857	35,668,434	33,045,385	1,289,377	1,333,672
Lease liabilities	747,819	806,000	312,000	494,000	—
Amount due to related parties	2,168,066	2,292,276	2,292,276	—	—
	97,169,055	97,980,023	94,862,974	1,783,377	1,333,672

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

Customer Concentration

For the year ended December 31, 2025, the Company generated total revenue of RM 120,697,610, of which three customers accounted for more than 10% of the Company’s total revenue.

For the year ended December 31, 2024, the Company generated total revenue of RM 90,344,588, of which two customers accounted for more than 10% of the Company’s total revenue.

For the year ended December 31, 2023, the Company generated total revenue of RM 148,053,973, of which three customers accounted for more than 10% of the Company’s total revenue.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	CONCENTRATION OF RISK (cont.)

	For the years ended December 31,
	2023		2024		2025				2023		2024		2025
	Revenues								Percentage of revenues
	RM		RM		RM		USD		%		%		%
Customer A	N/A	*	21,007,350		N/A	*	N/A	*	N/A	*	23.25		N/A	*
Customer B	23,099,977		10,435,837		N/A	*	N/A	*	15.60		11.55		N/A	*
Customer C	44,226,069		N/A	*	N/A	*	N/A	*	29.87		N/A	*	N/A	*
Customer D	15,687,320		N/A	*	N/A	*	N/A	*	10.60		N/A	*	N/A	*
Customer E	N/A	*	N/A	*	34,362,755		8,461,649		N/A	*	N/A	*	28.47
Customer F	N/A	*	N/A	*	20,794,940		5,120,645		N/A	*	N/A	*	17.23
Customer G	N/A	*	N/A	*	14,275,206		3,515,195		N/A	*	N/A	*	11.83
Others	65,040,607		58,901,401		51,264,709		12,623,667		43.93		65.20		42.47
Total	148,053,973		90,344,588		120,697,610		29,721,156		100.00		100.00		100.00

The following table sets forth a summary of customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31, 2024	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025
	Receivables			Percentage of receivables
	RM	RM	USD	%	%
Customer A	7,736,776	2,303,536	567,234	36.37	11.01
Customer B	5,366,239	8,027,391	1,976,703	25.23	38.37
Others	8,170,079	10,588,837	2,607,446	38.40	50.62
Total	21,273,094	20,919,764	5,151,383	100.00	100.00

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

^	Receivables was less than 10% of the Groups total accounts receivables for the respective year.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	CONCENTRATION OF RISK (cont.)

Vendor Concentration

For the year ended December 31, 2025, the Company incurred cost of sale of RM 106,719,511, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

For the year ended December 31, 2024, the Company incurred cost of sale of RM 84,102,118, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

For the year ended December 31, 2023, the Company incurred cost of sale of RM 130,201,026, of which two vendors accounted for more than 10% of the Company’s total cost of sale.

	For the years ended December 31
	2023	2024		2025				2023	2024		2025
	Cost of sale							Percentage of cost of sale
	RM	RM		RM		USD		%	%		%
Vendor A	20,826,560	12,445,870		N/A	*	N/A	*	16.00	14.80		N/A	*
Vendor B	17,867,185	N/A	*	16,167,120		3,981,069		13.72	N/A	*	15.15
Others	91,507,281	71,656,248		90,552,391		22,298,053		70.28	85.20		84.85
Total	130,201,026	84,102,118		106,719,511		26,279,122		100.00	100.00		100.00

The following table sets forth a summary of vendors who represent 10% or more of the Group’s total accounts payable:

	As of December 31, 2024	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025
	Payables			Percentage of payables
	RM	RM	USD	%	%
Vendor A	7,011,530	N/A^	N/A^	25.59	N/A^
Vendor C	N/A^	2,082,351	512,768	N/A^	11.37
Others	20,385,284	16,232,909	3,997,269	74.41	88.63
Total	27,396,814	18,315,260	4,510,037	100.00	100.00

*	Purchases from relevant vendor was less than 10% of the Group’s total cost of sale for the respective year.

^	Payables was less than 10% of the Groups total accounts payables for the respective year.

22	SEGMENT REPORTING

The Group prepared the following segment information based on the internal reports of the Group’s strategic business units which are regularly reviewed by the Group’s Chief Executive Officer (“CEO”) for the purpose of making decisions about resource allocation and performance assessment.

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	SEGMENT REPORTING (cont.)

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

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

The Group did not generate any inter-segment revenues.

Segment profit

Segment performance is used to performance as Group’s CEO believes that such information is the most relevant in evaluating the results of certain segment relative to other entities that operate within these industries. Performance is evaluated based on operating profit and loss which is measured differently from operating profit or loss in the consolidated financial statements.

Segment assets

The total of segment asset is measured on all assets of a segment as included in the internal management reports that are reviewed by the Group’s CEO. Segment total assets are used to measure the return of assets of each segment.

Segment liabilities

The total of segment liability is measured on all liabilities of a segment as included in the internal management reports that are reviewed by the Group’s CEO. Segment total liabilities are used to measure the financial position of each segment.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	SEGMENT REPORTING (cont.)

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
By Business Unit	RM	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	100,377,899	50,641,696	72,650,408	17,889,784
Commercial & Industrial Contract Services	12,289,223	17,091,509	41,405,112	10,195,792
Large Scale Solar Sales of Goods	31,610,675	18,223,295	1,056,193	260,082
Commercial & Industrial Sales of Goods	3,776,176	4,388,088	5,585,897	1,375,498
Total revenue	148,053,973	90,344,588	120,697,610	29,721,156

Cost of Sales
Large Scale Solar Contract Services	(87,239,254)	(48,888,238)	(64,473,864)	(15,876,352)
Commercial & Industrial Contract Services	(10,880,570)	(14,634,333)	(35,791,980)	(8,813,588)
Large Scale Solar Sales of Goods	(28,926,094)	(16,521,415)	(1,056,193)	(260,082)
Commercial & Industrial Sales of Goods	(3,155,108)	(4,058,132)	(5,397,474)	(1,329,100)
Total cost of sales	(130,201,026)	(84,102,118)	(106,719,511)	(26,279,122)

Large Scale Solar Gross profit	15,823,226	3,455,338	8,176,544	2,013,432
Commercial & Industrial Gross profit	2,029,721	2,787,132	5,801,555	1,428,602
Total gross profit	17,852,947	6,242,470	13,978,099	3,442,034
Selling and administrative expenses	(6,596,538)	(11,734,782)	(15,856,961)	(3,904,694)
Selling and administrative expenses to related parties	(102,109)	(115,419)	(245,796)	(60,526)
Income/(Loss) from operations before income tax	11,154,300	(5,607,731)	(2,124,658)	(523,186)

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	49,139,582	48,822,485	12,022,281
Commercial & Industrial segment	33,956,854	38,476,543	9,474,647
Total of reportable segments	83,096,436	87,299,028	21,496,928
Corporate and other	31,195,694	102,449,572	25,227,673
Consolidated total assets	114,292,130	189,748,600	46,724,601

Total liabilities	RM	RM	Convenience Translation USD
Large Scale Solar segment	21,362,655	8,255,741	2,032,933
Commercial & Industrial segment	29,714,895	12,149,110	2,991,655
Total of reportable segments	51,077,550	20,404,851	5,024,588
Corporate and other	46,093,102	139,087,390	34,249,543
Consolidated total liabilities	97,170,652	159,492,241	39,274,131

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

For the details on future minimum lease payments under the non-cancelable operating leases as of December 31, 2025, please refer to Note 5 to the Consolidated Financial Statements.

Capital commitments

Capital expenditure as at the end of the reporting period is as follows:

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RM	RM	Convenience Translation USD
Not later than one year
Capital expenditure:
Plant and equipment	7,103,190	13,687,514	3,370,479

24	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2025 up through the date of report, which is the date that these consolidated financial statements are available for distribution. Other than the event disclosed below:

(a)	On January 22, 2026, Founder Assets (Thailand) Co Ltd, our subsidiary in Thailand, increases its share capital from THB 2,000,000 (USD 63,271) to THB 25,000,000 (USD 790,889). Founder Group Limited will contribute all the incremental share capital.

(b)	On February 10, 2026, the authorised, issued, and outstanding shares of the Founder Group Limited were combined on a 100 for 1 ratio (the “Share Combination”) with the marketplace. As a result of the Share Combination, each 100 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders.